Form 10-K, Exhibit 13
period 1995-12-31
M I SCHOTTENSTEIN HOMES INC
filed 1996-03-29
CIK 799292

                                                                      EXHIBIT 13
SELECTED CONSOLIDATED FINANCIAL DATA
M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARY

                                                                                   Years Ended December 31,

(Dollars in thousands, except per share amounts)            1995            1994           1993            1992           1991
--------------------------------------------------------------------------------------------------------------------------------
Revenue                                                $   527,822     $   491,719    $   446,060    $   372,026     $   269,409
Costs and expenses                                         511,316         472,526        427,512        359,854         261,528
Income before income taxes                                  16,506          19,193         18,548         12,172           7,881
Net income (1)                                               9,876          11,613         11,198          7,304           4,743
Net income per common share (1)                               1.12            1.32           1.87           1.33            0.86
Dividends per common share (2)                                  -               -              -              -               -
Total assets                                               281,143         277,614        227,958        172,176         148,497
Notes and mortgage notes payable                           102,549         112,765         77,892         61,742          46,970
13 1/4% Senior Subordinated Notes
   due October 1, 1996, net of discount                         -               -              -          16,664          24,870
14% Subordinated Notes due
   December 1, 2001                                         24,513          24,513         24,513         24,513          20,000
Stockholders' equity                                        99,496          89,620         79,089         36,830          31,801
Stockholders' equity per common share (3)                    11.31           10.18           8.99           6.70            5.78
--------------------------------------------------------------------------------------------------------------------------------

(1) Information for 1993, 1992 and 1991 includes adjustments to reflect the taxation of the Company as a C corporation using a 40% combined tax rate for federal, state and local income taxes. Pro forma information is not provided for 1995 and 1994 as the Company was taxed as a C corporation during those periods. The per share information is based upon a weighted average of 8,800,000 common shares for 1995 and 1994, 5,975,068 common shares for 1993 and on a total of 5,500,000 outstanding shares of common stock for 1992 and 1991.

(2) No dividends were paid by the Company during any period in which the stock was publicly held; however, distributions were made to S corporation stockholders during 1993, 1992 and 1991 while the Company was privately held. In January 1994, the Company made distributions of $1,082,000 to the former S corporation stockholders related to the Company's earnings from January 1, 1993 to November 8, 1993 (the date the Company's status as an S corporation was terminated).

(3) The per share information is based on the total shares outstanding at the end of each period (8,800,000 outstanding for 1995, 1994 and 1993 and 5,500,000 outstanding for 1992 and 1991.)

SELECTED CONSOLIDATED QUARTERLY FINANCIAL AND OPERATING DATA

                                                                                 Three months ended
                                                    DECEMBER 31,          SEPTEMBER 30,          JUNE 30,              MARCH 31,
(Dollars in thousands, except per share amounts)        1995                  1995                 1995                  1995
New Contracts                                            795                   811                   767                   743
Homes Delivered                                          941                   765                   697                   549
Backlog                                                1,421                 1,567                 1,521                 1,451
Total revenue                                    $   169,849           $   137,092            $  125,305            $   95,576
Gross margin                                     $    31,343           $    24,823            $   22,806            $   16,889
Income before income taxes                       $     6,800           $     4,294            $    4,002            $    1,410
Net income                                       $     4,042           $     2,575            $    2,417            $      842
Net income per common share                      $      0.46           $      0.29            $     0.27            $     0.10
Weighted average common shares
     outstanding                                   8,800,000             8,800,000             8,800,000            8,800,000


                                                                                 Three months ended
                                                    December 31,          September 30,          June 30,              March 31,
(Dollars in thousands, except per share amounts)        1994                  1994                 1994                  1994
New Contracts                                            677                   576                   622                   932
Homes Delivered                                          857                   778                   813                   542
Backlog                                                1,257                 1,437                 1,639                 1,830
Total revenue                                    $   145,612           $   131,819            $  130,367            $   83,921
Gross margin                                     $    25,135           $    23,806            $   23,904            $   15,320
Income before income taxes                       $     5,458           $     5,571            $    6,077            $    2,087
Net income                                       $     3,408           $     3,411            $    3,572            $    1,222
Net income per common share                      $      0.39           $      0.39            $     0.41            $     0.14
Weighted average common shares
     outstanding                                   8,800,000             8,800,000             8,800,000            8,800,000

SEGMENT INFORMATION

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARY

   The business segments of the Company are defined as home-building and financial services. The home-building operations include the development of land and the sale and construction of single-family attached and detached homes. The financial services operations include the origination of mortgage loans, primarily for purchasers of the Company's homes. The loans and the majority of the servicing rights are sold to outside mortgage lenders.

   Intersegment revenue represents the elimination of revenue included in financial services revenue for fees paid by the home-building operations. Corporate expenses include salaries and other administrative expenses which are not identifiable with a specific segment. Interest expense excludes interest expense related to the financial services segment of $431,000, $323,000 and $229,000 for 1995, 1994 and 1993, respectively, which is included in the determination of Financial Services operating income. Corporate assets consist primarily of cash, deferred taxes and other assets not associated with a specific business segment.

(Dollars in thousands)                                          1995                       1994                        1993
Revenue:
   Home-Building                                        $   522,453,000               $ 487,786,000               $  442,547,000
   Financial Services                                         7,208,000                   5,250,000                    4,608,000
   Intersegment                                              (1,839,000)                 (1,317,000)                  (1,095,000)
Total Revenue                                           $   527,822,000               $ 491,719,000               $  446,060,000
Operating Income:
   Home-Building                                        $    39,039,000               $  37,712,000               $   36,180,000
   Financial Services                                         2,697,000                   1,524,000                    1,373,000
      Total                                                  41,736,000                  39,236,000                   37,553,000
   Corporate Expenses                                       (11,463,000)                (10,401,000)                  (9,269,000)
   Interest Expenses                                        (13,767,000)                 (9,642,000)                  (9,736,000)
      INCOME BEFORE INCOME TAXES                        $    16,506,000               $  19,193,000               $   18,548,000
Identifiable Assets:
   Home-Building                                        $   243,117,000               $ 244,429,000               $  196,372,000
   Financial Services                                        23,694,000                  16,430,000                   19,573,000
   Corporate                                                 14,332,000                  16,755,000                   12,013,000
      Total                                             $   281,143,000               $ 277,614,000               $  227,958,000
Capital Expenditures:
   Home-Building                                        $       363,000               $   1,029,000               $      618,000
   Financial Services                                            19,000                     437,000                       42,000
   Corporate                                                    309,000                     683,000                      695,000
      Total                                             $       691,000               $   2,149,000               $    1,355,000
Depreciation and Amortization:
   Home-Building                                        $       916,000               $     893,000               $      983,000
   Financial Services                                           159,000                     124,000                       87,000
   Corporate                                                    679,000                     630,000                      516,000
      Total                                             $     1,754,000               $   1,647,000               $    1,586,000

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARY

RESULTS OF OPERATIONS

CONSOLIDATED

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     TOTAL REVENUE. Total revenue for 1995 of $527.8 million set a new record for the Company and represented a 7.3% increase over the $491.7 million reported for 1994. This increase was primarily attributable to higher housing revenue, which increased 5.7% to $505.8 million for 1995. This increase was due to a 7.0% increase in the average selling price of Homes Delivered partially offset by a 1.3% decline in the number of Homes Delivered. Land revenue also increased significantly as the number of lots developed for sale to third parties significantly increased during 1995.

     INCOME BEFORE INCOME TAXES. Income before income taxes decreased to $16.5 million for 1995 from $19.2 million for the preceding year. This decline was due to the increase in interest expense, which increased from $10.0 million in 1994 to $14.2 million in 1995. This increase was primarily attributable to an increase in the weighted average interest rate, due to the increases in the prime rate of interest in late 1994 and early 1995, as well as an increase in the average borrowings outstanding.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

     TOTAL REVENUE. Total revenue in 1994 was 10.2% greater than total revenue recorded in 1993, primarily due to the 9.5% increase in housing revenue. This increase was caused by a 7.1% increase in the average sales price of Homes Delivered and a 2.2% increase in the number of Homes Delivered.

     INCOME BEFORE INCOME TAXES. Income before income taxes increased to $19.2 million for 1994 from $18.5 million for 1993. This increase was primarily due to the increase in housing revenues which was partially offset by lower gross margins and higher selling expenses.

SEASONALITY AND VARIABILITY IN QUARTERLY RESULTS

     The Company has experienced, and expects to continue to experience, significant seasonality and quarter-to-quarter variability in home-building activity levels. In general, Homes Delivered increase substantially in the third and fourth quarters. The Company believes that this seasonality reflects the tendency of home buyers to shop for a new home in the spring with the goal of closing in the fall or winter, as well as the scheduling of construction to accommodate seasonal weather conditions. The following tables reflect this cycle for the Company during the four quarters of 1995 and 1994:

                                     Three Months Ended
                         -----------------------------------------
                         Dec. 31,   Sept. 30,  June 30,   March 31,
(Dollars in thousands)     1995        1995      1995       1995
------------------------------------------------------------------
Total revenue            $169,849    $137,092  $125,305    $95,576
In units:
New Contracts,
  net of cancellations        795        811       767        743
Homes Delivered               941        765       697        549
Backlog at end
  of period                 1,421      1,567     1,521      1,451

                                 Three Months Ended
                         -----------------------------------------
                         Dec. 31,   Sept. 30,  June 30,   March 31,
(Dollars in thousands)     1994       1994       1994       1994
Total revenue            $145,612    $131,819  $130,367    $83,921
In units:
New Contracts,
  net of cancellations        677         576       622        932
Homes Delivered               857         778       813        542
Backlog at end
  of period                 1,257       1,437     1,639      1,830

HOME-BUILDING SEGMENT

The following table sets forth certain information related to the Company's home-building segment:

                             Years Ended December 31,
(Dollars in thousands)  1995           1994           1993
Revenue:
  Housing Sales         $505,810      $478,657$        437,283
  Lot and Land
    Sales                 16,145          8,528           4,824
  Other Income               498            601             440
Total Revenue           $522,453       $487,786        $442,547
Revenue:
  Housing Sales             96.8%          98.1%          98.8%
  Lot and Land Sales         3.1            1.8            1.1
  Other Income               0.1            0.1            0.1
Total Revenue              100.0          100.0          100.0
Land and Housing
  Costs                     83.0           83.0           82.9
  Gross Margin              17.0           17.0           17.1
General and
  Administrative
  Expenses                   2.9            2.8            3.0
Selling Expenses             6.6            6.5            5.9
Operating Income             7.5%           7.7%           8.2%
Average sales price
  of Homes Delivered    $  171.3       $  160.1       $  149.4

Unit data:
  New Contracts            3,116          2,807          3,222
  Homes Delivered          2,952          2,990          2,926
  Backlog at end
    of period              1,421          1,257          1,440
Average sales
  price of homes
  in Backlog            $  169.0       $  176.4       $  158.1
Aggregate sales
  value of homes
  in Backlog            $240,095       $221,683       $227,638

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     A home is included in "New Contracts" when the Company's standard sales contract, which requires a deposit and generally has no contingencies other than for buyer financing, is executed. In the Midwest Region, contracts are sometimes accepted contingent upon the sale of an existing home. "Homes Delivered" represents units for which the closing of the sale has occurred and title has transferred to the buyer. Revenue and cost of revenue for a home sale are recognized at the time of such closing.

     "Backlog" represents homes for which the Company's standard sales contract has been executed, but which are not included in Homes Delivered because closings for the sale of such homes have not yet occurred as of the end of the periods specified. Most cancellations of contracts for homes in Backlog occur because customers cannot qualify for financing. These cancellations usually occur prior to the start of construction. Since the Company arranges financing with guaranteed rates for many of its customers, the incidence of cancellations after the start of construction is low. In 1995, the Company delivered 2,952 homes, including most of the homes under contract in Backlog at December 31, 1994. Of the 1,257 contracts in Backlog at December 31, 1994, 16% were cancelled. The cancellation percentages were 14% and 13% for homes in Backlog as of December 31, 1993 and December 31, 1992, respectively.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  TOTAL REVENUE. Total revenue for the home-building segment for 1995 was $522.5 million, a 7.1% increase over total revenue recorded for 1994. This increase was primarily attributable to the 5.7% increase in housing revenue as well as a significant increase in land revenue. The increase in housing revenue was due to a 7.0% increase in the average sales price of Homes Delivered, partially offset by a 1.3% decrease in the number of Homes Delivered. The increase in the average sales price of Homes Delivered was primarily due to the increase in the number of Homes Delivered in the Columbus Showcase and Maryland divisions where the average sales prices are significantly higher than the Company's average due to the types of product offered. In addition, the Maryland and Palm Beach County divisions experienced significant increases in the average sales price of Homes Delivered. In Maryland, the increase was primarily due to the opening of a new subdivision where the average sales price is significantly higher than the division's average and where sales were particularly strong in 1995. In Palm Beach County, the Company expanded the product lines offered to include higher priced homes, allowing the division to build in more upscale areas of the market.

  The decrease in the number of Homes Delivered during 1995 as compared to the prior year was primarily due to the lower number of homes in backlog at December 31, 1994 as compared to the preceding year end as well as lower New Contracts recorded during the first quarter of 1995. The Company believes New Contracts recorded during the first quarter of 1995 were adversely affected by consumer uncertainty regarding the overall strength of the economy and how it might affect their future.

  The Company also recorded a significant increase in revenue from lot and land sales, which increased to $16.1 million for 1995 from $8.5 million for the preceding year. This increase was primarily attributable to the Washington, D.C. market. Late in 1994, the Company completed development of the first phase of a six phase land development project. Development is currently in progress on the second phase of this project. The Company has entered into contracts to sell a portion of the lots developed in both of these phases to outside home builders. The Company believes that lot and land revenue will remain at relatively high levels for the next few years in comparison to historical amounts as the Company continues to develop this and other projects where a portion of the lots will be sold to outside home builders.

  HOME SALES AND BACKLOG. The Company recorded an 11.0% increase in the number of New Contracts recorded in 1995 as compared to the prior year. This increase was primarily attributable to the Columbus Horizon, Indianapolis, Cincinnati and Raleigh divisions. The Company's lower priced Horizon line of homes was first introduced in Columbus in May 1993 and sales have continued to increase as new locations have been opened. Late in 1994, the Company introduced its Horizon line of homes in both Indianapolis and Cincinnati where it has found strong acceptance among first-time home buyers. The Raleigh division was able to increase the number of New Contracts recorded in 1995 primarily due to the opening of new subdivisions in more desirable locations. The number of New Contracts recorded in future periods will be dependent on future economic conditions, consumer confidence and interest rates available to potential home buyers.

  At December 31, 1995, the total sales value of the Company's Backlog of 1,421 homes was approximately $240.1 million, representing an 8.3% increase in sales value and a 13.0% increase in units from the levels reported at December 31, 1994. The average sales price of homes in backlog decreased 4.2% from December 31, 1994 to December 31, 1995. This decline was primarily due to the introduction of the Company's lower priced Horizon line into several other markets in 1995 as well as a significant increase in the Backlog for the Columbus Horizon division whose average sales price is significantly below the Company's average.

  GROSS MARGIN. The overall gross margin for the housing segment was 17.0% for both 1995 and 1994. A slight increase in housing gross margins was partially offset by a decrease in gross margins from lot and land sales. The increase in housing gross margins was primarily due to the Columbus Horizon, Columbus Showcase and Maryland divisions where the Company began closing homes in subdivisions which are in more desirable locations. The decrease in gross margins from lot and land sales was primarily due to the sale of a tract of commercial real estate in 1994 which produced a gross margin significantly higher than normal lot sales. The Company recorded an after-tax gain of approximately $425,000 from this sale. Excluding the effects of

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

this sale, the gross margin from land sales was actually higher in the current year as the Company has begun to develop lots in certain areas specifically for sale to third parties where gross margins would be expected to be higher than on other lot sales where the Company will sometimes accept lower gross margins in order to reduce inventory levels.

  GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses as a percentage of total revenue increased from 2.8% for 1994 to 2.9% for 1995. This increase was primarily due to two factors. Bonus expense for regional and division managers increased approximately $1.1 million from 1994 to 1995. These bonuses are based on customer satisfaction ratings, net income and increases in net income over prior year amounts for the individual's division or region. While net income for the Company as a whole actually decreased from 1994 to 1995, the net income of certain individual divisions and regions increased significantly in the current year earning these managers higher bonuses in the current year. In addition, real estate tax expense and homeowners association dues increased approximately $890,000 in 1995 as the Company's investment in developed lots and raw land awaiting development increased over amounts held during 1994.

  SELLING EXPENSES. Selling expenses increased from $31.6 million for 1994 to $34.3 million for 1995 and as a percentage of total revenue increased from 6.5% for 1994 to 6.6% for 1995. In terms of actual dollars spent, a portion of the increase was due to the 5.7% increase in housing revenue which caused a corresponding increase in variable selling expenses. In addition, bonus expense recorded for 1995 for both sales managers and individual salespersons was higher due to the increase in the number of New Contracts recorded in the current year as well as new bonus plans for individual salespersons which were adopted in several of our divisions in 1995. Additional expenses were also incurred in 1995 related to the opening of model homes in new subdivisions.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

  TOTAL REVENUE. Total revenue for the home-building segment for 1994 was $487.8 million, a 10.2% increase over the $442.5 million reported for 1993. This increase was primarily due to a 9.5% increase in housing revenues. This increase was caused by a 7.1% increase in the average sales price of Homes Delivered and a 2.2% increase in the number of Homes Delivered. The largest increase in the average sales price of Homes Delivered occurred in the Tampa, Cincinnati, Charlotte and Raleigh divisions. These divisions have expanded the products offered to include higher priced homes and have also been required to increase sale prices due to rising land costs and increases in fees.

  The increase in the number of Homes Delivered related primarily to the Columbus market where the Company introduced its Horizon product line in May 1993. The Company delivered its first Horizon homes in September 1993 and since that time, this product line has enjoyed strong acceptance among first-time home buyers.

  HOME SALES AND BACKLOG. The Company recorded a 12.9% decrease in the number of New Contracts entered into in 1994 compared to 1993. The number of New Contracts recorded in 1994 was lower in all markets except Palm Beach County which experienced a 4.0% increase. The Company believes that these decreases resulted from the increase in interest rates available to home buyers, the uncertainty surrounding future interest rates and reduced buyer enthusiasm from people who have refinanced their homes at interest rates significantly below the rates currently available.

  The total sales value of the Company's Backlog of 1,257 homes at December 31, 1994 was approximately $221.7 million representing a 2.6% decrease in sales value and a 12.7% decrease in units from levels reported at December 31, 1993.

  GROSS MARGIN. The overall gross margin for the housing segment was 17.0% in 1994 compared to 17.1% in 1993. Housing margins decreased from 17.2% for 1993 to 16.7% for 1994 while gross margins from lot and land sales increased from 1.9% to 23.9%. The decrease in housing gross margins was primarily attributable to the Columbus market where shortages of qualified subcontractors in certain areas of the construction trades resulted in construction delays. Higher costs were also incurred in 1994 from the unusually severe winter weather experienced in many of our markets. The significant increase in gross margins from lot and land sales was due to the sale of a tract of commercial real estate which produced a gross margin significantly higher than normal lot sales. The Company recorded an after-tax gain of approximately $425,000 from this sale.

  GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses as a percentage of total revenue decreased from 3.0% in 1993 to 2.8% in 1994. This decrease was brought about by the 10.2% increase in total revenue and management's efforts to control increases in general and administrative expenses.

  SELLING EXPENSES. Selling expenses as a percentage of total revenue increased from 5.9% for 1993 to 6.5% for 1994. A portion of this increase was due to higher outside realtor commissions as a result of more buyers using outside Realtors as well as higher commission rates being paid. In addition, with the softening demand for new homes, the Company increased advertising and promotional expenditures in an effort to stimulate sales.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

FINANCIAL SERVICES SEGMENT

The following table sets forth certain information related to the Company's financial services segment:

                                     Years Ended December 31,
(Dollars in thousands)               1995      1994     1993
Number of Loans
     Originated                       1,873    1,455   1,234

Revenue:
     Loan Origination Fees           $2,258   $1,688  $1,327
     Sale of Servicing and
       Marketing Gains                3,047    2,207   2,060
     Other                            1,903    1,355   1,221
       Total Revenue                  7,208    5,250   4,608

General & Administrative
     Expenses                         4,511    3,726   3,236
Operating Income                     $2,697   $1,524  $1,373

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     TOTAL REVENUE. Total revenue for the year ended December 31, 1995 was $7.2 million, a 37.3% increase over total revenue recorded for 1994. Loan origination fees increased 33.8% from 1995 to 1994, primarily due to the 28.7% increase in the number of loans originated as well as an increase in the average loan amount. The increase in the number of loans originated during 1995 as compared to the preceding year was due to an increase in the percentage of the parent company's home sales which were financed through M/I Financial. In addition, M/I Financial branch offices were opened in the Tampa and Maryland markets during 1995.

     Revenue from sale of servicing and marketing gains increased 38.1% to $3.0 million in 1995. This increase was primarily due to the increase in the number of loans originated in the current year as well as a falling interest rate environment which increased marketing gains during the current year. While M/I Financial's revenue increased due to the falling interest rates in the current year, the company seeks to minimize the risks associated with a rising interest rate market by using hedging methods whereby the Company has the option, but is not required, to complete the hedging transaction. M/I Financial's revenue from sale of servicing and marketing gains was also positively influenced by a significant shift from adjustable rate loans to fixed rate loans which offer greater income potential through larger servicing release premiums.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 21.1% to $4.5 million for the year ended December 31, 1995 as compared to the $3.7 million recorded in 1994. This increase was primarily due to the opening of the two new branches in 1995 as well as increases in personnel costs related to the significant increase in loans originated.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

     TOTAL REVENUE. Total revenue for the year ended December 31, 1994 was $5.3 million, a 13.9% increase over total revenue recorded for 1993. Loan origination fees increased 27.2% from 1993 to 1994, primarily due to the 17.9% increase in the number of loans originated as well as an increase in the average loan amount. The increase in the number of loans originated during 1994 as compared to the preceding year was due to an increase in the percentage of the parent company's home sales which were financed through M/I Financial.

     Revenue from sale of servicing and marketing gains increased 7.1% from 1993 to 1994. This increase was due to the increase in the number of loans originated, partially offset by a shift in the types of loans originated from predominately fixed rate loans to more variable rate loans which decreases the profit potential.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 15.1% to $3.7 million for the year ended December 31, 1994 compared to the $3.2 million recorded in 1993. This increase was primarily due to increased personnel costs. In mid 1993, several changes were made in the management of M/I Financial in an effort to strengthen the management team and refocus the business to better serve its customers as well as increase profitability.

OTHER OPERATING RESULTS

     CORPORATE GENERAL AND ADMINISTRATIVE EXPENSES. Corporate general and administrative expenses for the year ended December 31, 1995 totaled $11.5 million, or 2.2% of total revenue, a 10.2% increase from the $10.4 million or 2.1% of total revenue, recorded for 1994. This increase was primarily due to expenses incurred in conjunction with the Company's new office building which is currently under construction (See Note 10 to the Consolidated Financial Statements).

     Corporate general and administrative expenses for the year ended December 31, 1994 totaled $10.4 million or 2.1% of total revenue, a 12.2% increase from the $9.3 million or 2.1% of total revenue recorded for 1993. This increase in general and administrative expenses primarily related to expenses incurred in conjunction with the conversion of the Companies accounting and costing systems to a new computer system. These costs included consulting fees, additional personnel costs for system support as well as additional depreciation expense related to the new hardware and software purchased in the current year. This conversion was undertaken to increase operating efficiencies and provide management with better information in a more timely manner.

     INTEREST EXPENSE. Corporate and home-building interest for the year ended December 31, 1995 totaled $13.8 million, a 42.8% increase over the $9.6 million recorded for the preceding year. This increase was due to increases in the weighted aver-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

age interest rate and the average borrowings outstanding as well as a decrease in the net amount of interest capitalized during 1995 as compared to 1994. The interest rate on the bank borrowings is based on the prime rate of interest and increased five times during late 1994 and once more in early 1995 as the prime rate of interest increased. The increase in the average borrowings outstanding was primarily used to fund the increase in inventories of both houses under construction as well as land and lot inventories.

     Corporate and home-building interest for the year ended December 31, 1994 totaled $9.6 million, relatively unchanged from the $9.7 million recorded for the year ended December 31, 1993. Interest expense for 1993 included $616,000 of redemption premium and write-off of unamortized debt issuance costs and original issue discount related to the Senior Subordinated Notes which were redeemed in December 1993. The expected decrease in interest expense was offset by an increase in average borrowings during 1994 and a decreased portion of interest costs being capitalized. The weighted average interest rate remained constant from 1993 to 1994. The increase in interest rates on the Company's bank borrowings due to increases in the prime rate of interest was offset by the effect of paying off the 13 1/4% Senior Subordinated Notes in December 1993.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's financing needs depend upon its sales volume, asset turnover, land acquisition and inventory balances. The Company has incurred substantial indebtedness, and expects to incur indebtedness in the future, to fund the growth of its home-building activities. Historically, the Company's principal sources of funds for construction and development activities has been from internally generated cash and from bank borrowings which are primarily unsecured.

     At December 31, 1995, the Company had bank borrowings outstanding of $87.0 million under its loan agreement which permits aggregate borrowings not to exceed the lesser of: $136.0 million in revolving credit loans and $25.0 million, including $4.0 million for joint ventures in which the Company is a partner, in the form of letters of credit; or the Company's borrowing base which is calculated based on specified percentages of certain types of assets held by the Company as of each month end. The loan agreement matures September 30, 2000, at which time the unpaid balance of the revolving credit loans outstanding shall be due and payable. Under the terms of the loan agreement, the banks make an annual determination as to whether or not to extend the maturity date of the commitments by one year. Borrowings under this agreement are at the bank's prime rate and are primarily unsecured. The loan agreement also provides for seasonal loans of up to $30.0 million which are available from March 1st through December 31st during each year of the agreement. The loan agreement contains restrictive covenants which require the Company, among other things, to maintain minimum net worth and working capital amounts and to maintain certain financial ratios. The loan agreement also places limitations on the amount of additional indebtedness that may be incurred by the Company, the acquisition of undeveloped land, on dividends that may be paid and on the aggregate cost of certain types of inventory the Company can hold at any one time.

     An additional $15.2 million was outstanding as of December 31, 1995 under the M/I Financial loan agreement, which permitted borrowings of $25.0 million to finance mortgage loans initially funded by M/I Financial for customers of the Company and a limited amount for loans to others. This agreement limits the borrowings to 95% of the aggregate face amount of the mortgages and contains restrictive covenants requiring M/I Financial to maintain minimum net worth and certain minimum financial ratios. Borrowings under this agreement are at the bank's prime rate and are unsecured. The M/I Financial Loan Agreement terminates on July 19, 1996 and the unpaid balance of such loans are payable on this date.

     In addition, there were outstanding Subordinated Notes in the principal amount of $24.5 million at December 31, 1995 and approximately $19.5 million of completion bonds and letters of credit at December 31, 1995. At December 31, 1995, the Company had $55.5 million of unused borrowing availability under its loan agreements.

     At December 31, 1995, the Company had the right to borrow up to $157.7 million under its credit facilities, including $21.7 million under the M/I Financial Credit Agreement (95% of the aggregate face amount of eligible mortgage loans.) The Company also has a seasonal loan of up to $30.0 million available from March 1st through December 31st during each year of the loan agreement.

     During the fourth quarter of 1993, the Company sold 3.3 million shares of common stock in its initial public offering. Of the net proceeds of approximately $42.2 million, approximately $32.2 million was used to reduce debt, including the redemption of the outstanding Senior Subordinated Notes. The remaining $10.0 million of the net proceeds was used to make a distribution to the former S Corporation stockholders of previously taxed S Corporation earnings. Net income from housing and lot and land sales are the Company's primary sources of net cash provided by operating activities. Net cash provided by operating activities in 1995 was $14.6 million. Net cash used by operating activities was $19.8 million in 1994 and $10.4 million in 1993. The change from net cash used by operating activities in 1994 to net cash provided by operating activities in 1995 was primarily due to the change in cash used/provided by changes in working capital components, primarily inventories, which provided $5.8 million of cash in 1995 while using $38.8 million in the preceding year.

     The Company has reached agreement with certain unrelated parties for the development and occupancy of an approximately 85,000 square foot building. The four current office locations in Columbus, Ohio will be consolidated into one building in an effort to improve operating efficiencies. The building will be built, owned and operated, by a limited liability company in which the Company has a 1/3 interest (the "LLC"). The building will primarily be financed through borrowings of the LLC. The LLC has obtained financing for the construction of the building and also has obtained commitments for the permanent financing. The Company has entered into a long-term operating lease for the premises with the LLC. Construction of the build-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

ing has commenced and is expected to be completed by the third quarter of 1996. The Company believes that any commitments arising from this transaction would not significantly affect its liquidity or capital resources.

     Over the past several years, the Company's land development activities and land holdings have increased significantly and the Company expects this trend to continue into the foreseeable future. These increases are primarily due to the shortage of qualified land developers in certain of our markets as well as the competitive advantages that can be achieved by developing land internally rather than purchasing lots from developers or other competing home builders. This is particularly true for our Horizon product line where, due to the price points we are targeting, lots are generally not available from third party developers at economically feasible prices. The Company continues to purchase lots from outside developers under option contracts, when possible, to limit our risk; however, we will continue to evaluate all of our alternatives to satisfy our demand for lots in the most cost effective manner.

     In 1994, the Company entered into two land purchase contracts which require a greater investment than the Company normally commits and could significantly impact the Company's liquidity. On January 31, 1994, the Company closed on the first phase of a six phase land purchase contract in the Washington, D.C. market. This first phase was purchased for $6.6 million and was developed into 106 single-family and townhouse lots. Based on the demand for lots in this area and the strong sales in the first phase of this development, the Company purchased the second phase of this development through a series of three closings in May, June and July of 1995 and expects to purchase the third phase in the third quarter of 1996. The total purchase price for the second phase was approximately $6.4 million and this section will be developed into 122 single-family and townhouse lots. The Company sold a portion of the developed lots from the first phase to outside home builders and has entered into similar contracts to sell a portion of the lots in the second phase to outside home builders. The Company has an option to purchase each of the remaining phases. If the Company purchases all six phases, the total purchase price will be approximately $38.9 million and the land will be developed into approximately 710 lots.

     In August 1994, the Company completed the purchase of a parcel of land in the Columbus market for $7.5 million which will be developed into approximately 375 lots. The Company has completed development of several phases of this project into a total of 168 lots. Model homes were opened in this development in April 1995 and sales have remained strong.

     As its capital requirements increase, the Company may increase its borrowings under its bank line of credit. In addition, the Company continually explores and evaluates alternative sources from which to obtain additional capital. The Company believes that it's currently available financial resources are sufficient to meet it's current and near-term capital requirements; however, the extent of the Company's ability to invest in additional land and land development activities in the long-term will be dependent on its ability to obtain additional capital.

     At December 31, 1995 mortgage notes payable outstanding were $349,000 secured by lots and land with a recorded book value of $1.2 million. The Company does not currently have any arrangements for additional capital nor is there any assurance that it will be able to obtain additional capital.

INTEREST RATES AND INFLATION

The Company's business is significantly affected by general economic conditions of the United States and, particularly, by the impact of interest rates. Higher interest rates may decrease the potential market by making it more difficult for home buyers to qualify for mortgages or to obtain mortgages at interest rates acceptable to them. Increases in interest rates also would increase the Company's interest expense as the rate on the revolving loans is based upon floating rates of interest. The weighted average interest rates on the Company's outstanding debt were 10.1% for 1995 and 9.0% for 1994 and 1993.

     In conjunction with its mortgage banking operations, the Company uses hedging methods to reduce its exposure to interest rate fluctuations between the commitment date of the loan and the time the loan closes. (See Note 16 to the Consolidated Financial Statements.)

     In recent years, the Company generally has been able to raise prices by amounts at least equal to its cost increases and, accordingly, has not experienced any detrimental effect from inflation. Where the Company develops lots for its own use, inflation may increase the Company's profits because land costs are fixed well in advance of sales efforts. The Company is generally able to maintain costs with subcontractors from the date a home sales contract is accepted; however, in certain situations unanticipated costs may occur between the time a sales contract is executed and the time a home is constructed, which results in lower gross profit margins.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Except for the historical information contained herein, the matters discussed in this annual report are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive and governmental factors affecting the Company's markets, prices and other facets of its operations.

CONSOLIDATED STATEMENTS OF INCOME

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARY

                                                                                     Years Ended December 31,
(Dollars in thousands, except per share amounts)                         1995                  1994                  1993
Revenue (Notes 1 and 4)                                               $  527,822            $ 491,719             $ 446,060

Costs and expenses:
     Land and housing (Notes 1, 2 and 4)                                 431,961              403,554               365,525
     General and administrative (Notes 1 and 2)                           30,660               27,208                25,687
     Selling (Notes 1 and 2)                                              34,497               31,799                26,335
     Interest (Notes 1, 4, 6, 7, 8 and 9)                                 14,198                9,965                 9,965

Total costs and expenses                                                 511,316              472,526               427,512

Income before income taxes                                                16,506               19,193                18,548

Income taxes (credit) (Notes 1 and 14):

     Current                                                               8,399                8,101                 3,204
     Deferred                                                             (1,769)                (521)                 (751)

Total income taxes                                                         6,630                7,580                 2,453

Net income                                                            $    9,876            $  11,613             $  16,095

Pro forma net income (Note 17) (Unaudited)                                    -                    -              $  11,198

Net income per common share (Note 1)                                  $     1.12            $    1.32                    -

Pro forma net income per common share (Note 17) (Unaudited)                   -                    -              $   1.87

Weighted average common shares outstanding                             8,800,000            8,800,000             5,975,068

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARY

                                                                                                    December 31,
(Dollars in thousands, except par values)                                                  1995                       1994
ASSETS

Cash, including cash in escrow (Note 1)                                                $    8,136                 $  14,059
Receivables (Note 3)                                                                       23,612                    17,347
Inventories (Notes 1, 2, 4, 5, and 7):
     Single-family lots, land and land development costs                                  120,806                   122,532
     Houses under construction                                                             86,110                    85,410
     Model homes and furnishings (less accumulated
         depreciation:  1995 - $823; 1994 - $1,654)                                        20,971                    19,830
     Land purchase deposits                                                                   381                       542
Office furnishings, transportation and
     construction equipment - at cost (less accumulated
     depreciation:  1995 - $6,106; 1994 - $5,705) (Note 1)                                  2,392                     3,337
Investment in unconsolidated joint ventures and
     limited partnerships (Notes 2, 4, and 5)                                              11,641                     8,191
Other assets (Notes 1 and 14)                                                               7,094                     6,366
         TOTAL                                                                         $  281,143                 $ 277,614

LIABILITIES AND STOCKHOLDERS' EQUITY

Notes payable banks - home-building operations (Note 6)                                $   87,000                 $  97,800
Note payable bank - financial operations (Note 6)                                          15,200                    14,630
Mortgage notes payable (Note 7)                                                               349                       335
Subordinated notes (Note 9)                                                                24,513                    24,513
Accounts payable                                                                           29,219                    31,436
Accrued compensation                                                                        7,336                     5,542
Income taxes payable (Notes 1 and 14)                                                       2,771                     1,169
Accrued interest, warranty and other (Note 1)                                               9,787                     6,426
Customer deposits                                                                           5,472                     6,143
         TOTAL LIABILITIES                                                               $181,647                  $187,994

Commitments and Contingencies (Notes 4, 6, 10, 13, 15 and 16)

Stockholders' equity (Notes 1, 2, 6, 9, 11, 12 and 13):
  Preferred stock - $.01 par value; authorized 2,000,000
  shares; none outstanding                                                                      -                         -
Common stock - $.01  par value; authorized - 38,000,000
     shares; issued and outstanding - 8,800,000 shares                                         88                        88
Additional paid-in capital                                                                 50,573                    50,573
Retained earnings                                                                          48,835                    38,959
         TOTAL STOCKHOLDERS' EQUITY                                                        99,496                    89,620
         TOTAL                                                                         $  281,143                 $ 277,614

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARY

                                                           Common Stock            Additional                         Stockholders'
                                                  Shares                             Paid-in          Retained           Notes
(Dollars in thousands)                          Outstanding         Amount           Capital          Earnings        Receivable
Balance at December 31, 1992                         5,400               -         $   3,323        $   33,699          $  (192)
     Net income                                         -                -                -             16,095               -
     Distributions to stockholders
         (Note 1)                                       -                -                -             (6,339)              -
     Principal repayments (Note 2)                      -                -                -                 -               192
     Redemption of Delaware
         corporation shares (Note 12)              (2,700)               -                -            (10,000)              -
     Reincorporation in State
         of Ohio (Note 12)                       5,497,300              $55             (55)                -                -
     Issuance of common stock,
         net of costs of $3,994
         (Note 12)                               3,300,000               33           42,173                -                -
     Transfer S corporation
         retained earnings to
         additional paid-in capital (Note 1)            -                -             5,027            (5,027)              -
     Gain on repurchase of M/I
         Financial minority interest
         (Note 2)                                       -                -               105                -                -
Balance at December 31, 1993                     8,800,000               88           50,573            28,428               -
     Net Income                                         -                -                -             11,613               -
     Distributions to stockholders (Note 1)             -                -                -             (1,082)              -
Balance at December 31, 1994                     8,800,000               88           50,573            38,959               -
     Net Income                                         -                -                -              9,876               -
BALANCE AT DECEMBER 31, 1995                     8,800,000              $88          $50,573        $   48,835               -

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARY


                                                                                     Years Ended December 31,
(Dollars in thousands)                                                      1995                 1994                  1993
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                      $    9,876             $   11,613              $ 16,095
     Adjustments to reconcile net income to net cash
        provided (used) by operating activities:
         Depreciation and amortization                                     1,754                 1,647                 1,586
         Deferred income tax credit                                       (1,769)                 (521)                 (751)
         Decrease (increase) in receivables                               (6,265)                3,865               (11,513)
         Decrease (increase) in inventories                                5,775               (38,807)              (28,444)
         Decrease (increase) in other assets                                 861                  (845)                 (784)
         Increase (decrease) in accounts payable                          (2,217)                6,652                 7,659
         Increase (decrease) in income taxes payable                       1,602                (1,453)                2,485
         Increase (decrease) in accrued liabilities                        5,155                (1,694)                3,392
         Equity in undistributed income of
              unconsolidated joint ventures and limited partnerships        (132)                 (242)                 (110)
              Net cash provided (used) by operating activities            14,640               (19,785)              (10,385)
CASH FLOWS FROM INVESTING ACTIVITIES:
     Additions to model and office furnishings, transportation
         and construction equipment                                         (691)               (2,149)               (1,355)
     Proceeds from property disposals                                        335                   254                 1,042
     Investment in unconsolidated joint ventures                         (10,423)               (9,752)              (10,515)
     Distributions from unconsolidated joint ventures
         and limited partnerships                                          1,477                   823                   303
         Net cash used in investing activities                            (9,302)              (10,824)              (10,525)
CASH FLOWS FROM FINANCING ACTIVITIES:
     Notes payable banks:
         Cash proceeds from borrowings                                   396,793               438,816               350,612
         Principal repayments                                           (407,023)             (403,891)             (332,687)
     Principal repayments of mortgage notes payable                         (360)                 (571)               (2,081)
     Principal repayments of senior subordinated notes                        -                     -                (16,737)
     Net increase (decrease)in customer deposits                            (671)                  747                   887
     Proceeds from the sale of stock, net of costs of $3,994                  -                     -                 42,206
     Repurchase of M/I Financial minority interest                            -                     -                   (281)
     Principal repayments of stockholders' notes receivable                   -                     -                    192
     Distributions paid to former S corporation stockholders                                    (1,082)              (16,339)
         Net cash provided (used) by financing activities                (11,261)               34,019                25,772
         Net increase (decrease) in cash                                  (5,923)                3,410                 4,862
         Cash balance at beginning of year                                14,059                10,649                 5,787
         Cash balance at end of year                                 $     8,136            $   14,059             $  10,649
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
     Cash paid during the year for:
         Interest - net of amount capitalized                        $    14,007            $   10,634             $   8,734
         Income taxes - net                                          $     6,797            $    9,554             $     719
NON-CASH TRANSACTIONS DURING THE YEAR:
     Land acquired with mortgage notes payable                       $       374            $      519             $     306
     Single-family lots distributed from unconsolidated
         joint ventures                                              $     5,628            $   11,588             $   6,663

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARY


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION. The accompanying consolidated financial statements include the accounts of M/I Schottenstein Homes, Inc. and its wholly owned subsidiary, M/I Financial Corp. ("M/I Financial") (see Note 2). All significant intercompany transactions have been eliminated. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The Company is engaged primarily in the construction and sale of single-family residential property in Columbus and Cincinnati Ohio; Tampa, Orlando and Palm Beach County, Florida; Charlotte and Raleigh, North Carolina; Indianapolis, Indiana; and the Virginia and Maryland suburbs of Washington, D.C. The Company designs, builds and sells single-family houses on finished lots which it purchases ready for home construction or which it develops. The Company also purchases undeveloped land to develop finished lots for future construction of single-family houses and for sale to others.

     The Company also conducts mortgage banking activities through M/I Financial which originates mortgage loans primarily for purchasers of the Company's homes. The loans and the majority of the servicing rights are sold to outside mortgage lenders.

     CASH IN ESCROW. Cash includes cash held in escrow of $407,000 and $703,000 at December 31, 1995 and 1994, respectively, pending completion of construction. Cash was primarily held in one bank at December 31, 1995 and three banks at December 31, 1994.

     INVENTORIES. Inventories are recorded at cost which is not in excess of net realizable value. Houses under construction include lot costs, construction costs, capitalized interest and indirect costs. These costs, other than interest, are charged, under the specific identification method, to cost of sales as housing sales are closed. Previously capitalized interest is included in interest expense when the related housing sales are closed. Lot costs are transferred to houses under construction from land costs when house construction commences.

     Depreciation on model home furnishings is recorded using an accelerated method over the estimated useful lives of the assets.

     Land and land development costs are allocated to development phases based on relative estimated market values. Development costs, capitalized interest and real estate taxes incurred during land development are allocated to each residential lot in a development phase based on relative estimated market values.

     INTEREST. The Company capitalizes interest during development and construction. Capitalized interest is charged to interest expense as the related inventory is delivered. The summary of total interest for 1995, 1994 and 1993 is as follows:

(Dollars in thousands)                       1995       1994           1993
Interest capitalized, beginning of year   $ 7,322      $ 6,139        $ 4,649
Interest incurred                          14,436       11,148         11,455
Interest expensed                         (14,198)      (9,965)        (9,965)
Interest capitalized, end of year         $ 7,560      $ 7,322        $ 6,139

     REVENUE RECOGNITION. Revenue and cost of revenue from the sale of real estate are recognized at the time title is transferred to the buyer and the buyer has met the minimum down payment requirement. Discounts and other sales incentives are included as a reduction of homebuilding revenue.

     Included in revenue are homebuilding sales of $505,810,000, $478,657,000 and $437,283,000 for 1995, 1994 and 1993 and revenue from lot and land sales of $16,145,000, $8,528,000 and $4,824,000 for 1995, 1994 and 1993. Land and housing costs related to homebuilding sales were $418,697,000, $397,063,000 and $360,791,000 for 1995, 1994 and 1993 and costs relating to lot and land sales were $13,264,000, $6,491,000 and $4,734,000 for 1995, 1994 and 1993. No indirect expenses are allocated to land cost of sales.

     M/I Financial recognizes revenue from application fees when received while revenue from loan origination fees are recorded when the loan closes. M/I Financial sells its loans and the majority of its servicing rights to outside mortgage lenders. The revenue from these transactions is recorded when the loan is sold. M/I Financial uses various methods to hedge the interest rate risk related to the loans it has committed to make to home buyers (see Note 16). Gains or losses resulting from these hedging transactions are included in revenue when the gain or loss from the sale of the related loan is recorded.

     WARRANTY COST. The Company provides a two-year limited warranty on materials and workmanship and a twenty-year limited warranty against major structural defects. An estimated amount of warranty cost is provided for each house at the time of sale. Warranty expense was $4,475,000, $4,256,000 and $3,886,000 for 1995, 1994 and 1993.

     DEPRECIATION. Depreciation of office furnishings, transportation and construction equipment is computed using both straight-line and accelerated methods based on the estimated useful lives of the assets. Depreciation expense was $1,574,000, $1,466,000 and $1,199,000 in 1995, 1994 and 1993.

     AMORTIZATION. The costs incurred in connection with the issuance of the Subordinated Notes and Exchange Subordinated Notes (see Note 9) are being amortized over the terms of the related debt using the effective yield method. Unamortized debt issuance costs of $798,000 and $978,000 are included in other

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

assets at December 31, 1995 and 1994.

     ADVERTISING. The Company expenses advertising costs as incurred. The Company expensed $4,963,000, $4,831,000 and $3,267,000 in 1995, 1994 and 1993,
respectively.

     INCOME TAXES. Effective November 8, 1993, in conjunction with the initial public offering (see Note 12), the Company terminated its S corporation status and, accordingly, is fully subject to federal, state and local taxes from that date forward. Upon termination of the Company's S corporation status, the remaining S corporation retained earnings were transferred to additional paid-in capital. The Company's subsidiary, M/I Financial, has been taxed as a C corporation under the Internal Revenue Code of 1986, as amended (the "Code") during all periods presented.

     NET INCOME PER COMMON SHARE. Net income per common share is calculated based on the weighted average shares outstanding during the period.

     PROFIT SHARING. The Company has a trusteed deferred profit-sharing plan which covers substantially all Company employees and permits members to make contributions to the plan on a pre-tax salary reduction basis in accordance with the provisions of Section 401(k) of the Code. Company contributions to the plan are made at the discretion of the Board and totalled $620,000 in 1995, $715,000 in 1994 and $700,000 in 1993 (including payment of expenses incurred by the plan).

     DISTRIBUTIONS TO STOCKHOLDERS. Distributions to stockholders represent payments by the Company to its stockholders while it was an S corporation. In January 1994, the Company made distributions of $1,082,000 to the former S corporation stockholders related to the Company's earnings from January 1, 1993 to November 8, 1993 (the date the Company's status as an S corporation was terminated).

     IMPACT OF ACCOUNTING STANDARDS. In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS 121 amends the impairment provisions of the existing accounting literature which required the Company's home-building inventories to be carried at the lower of cost or net realizable value. Under the new provisions, if the Company's home-building inventories are determined to be impaired, the impairment loss is measured based upon the difference between the fair value of the asset and its carrying amount.

     SFAS 121 is required to be adopted no later than the first quarter of 1996. The Company has not completed its analysis of the impact of this new pronouncement; however, based on preliminary estimates, the Company believes that implementation of the provisions of this statement will not have a material impact on the financial condition or results of operations of the Company.

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which requires adoption no later than fiscal years beginning after December 15, 1995.

     Under SFAS 123, companies are encouraged, but not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," but would be required to disclose in a note to the financial statements pro forma net income and earnings per share, as if the Company had applied the new method of accounting. The Company has determined that it will not adopt the expense recognition provisions of this standard; therefore, the new standard will have no effect on the Company's financial condition or results of operations.

2. TRANSACTIONS WITH RELATED PARTIES

     Related parties are entities owned by, or partially owned by, certain stockholders of the Company or joint ventures and limited partnerships (see Notes 4 and 5) in which investments by the Company are accounted for by the equity method.

     The Company purchased lots and undeveloped land from the joint ventures or limited partnerships of approximately $4,286,000, $3,608,000 and $3,507,000 for 1995, 1994 and 1993. The Company received distributions of $5,628,000, $11,588,000 and $6,663,000 in developed lots at joint venture cost in 1995, 1994 and 1993, respectively. The Company also had notes receivable from limited partnerships (see Note 3).

     Until September 1993, an officer of the Company was associated with a law firm that provided legal services for the Company. The Company paid the firm approximately $779,000 (of which $39,000 was paid by joint ventures and limited partnerships) in 1993. Additionally, approximately $1,436,000 of title insurance premiums and closing fees were paid to wholly owned subsidiaries of the firm in 1993.

     Immediately prior to the consummation of the initial public offering (see
Note 12), the Company repurchased the 20.1% share of the common stock of M/I Financial previously owned by the former controlling officers/stockholders of the Company. These shares were repurchased for the same price at which they were originally sold to them, resulting in a gain of $105,000 which was credited to additional paid-in capital. The remaining balance of the related notes receivable owed to the Company was also repaid at that time.

     Eric J. Schottenstein, formerly Senior Vice President/Regional Manager - Carolina Region, resigned his position with the Company in December 1993. Mr. Schottenstein has agreed to serve as a consultant to the Company for a period of three years, for which he was paid $207,000 in 1995 and $215,000 in 1994 and will be paid approximately $200,000 in 1996.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. RECEIVABLES

Receivables consist of the following:

(Dollars in thousands)                           1995        1994
Mortgage loans to be funded                     $22,797    $15,418
Notes receivable from limited partnerships          440      1,219
Accounts receivable                                 356        265
Accounts receivable from limited partnerships        19        445
Total receivables                               $23,612    $17,347

     Mortgage loans to be funded relate to houses sold and closed prior to December 31 and which were subsequently funded by unrelated lending institutions. Notes receivable from limited partnerships represent advances from the Company which bear interest at the prime rate plus 1/2%, total of 9.00% at December 31, 1995 and 1994. One of the notes was paid off in 1995 and the maturity date of the remaining note was extended to December 31, 1996 (see Note
5).

4. INVESTMENT IN UNCONSOLIDATED JOINT VENTURES

     At December 31, 1995, the Company had interests varying from 33% to 50% in each of 18 separate joint ventures (33%-4 and 50%-14), three formed in 1995, three formed in 1994, four formed in 1993 and eight formed prior to 1993 that engage in land development activities. These interests are recorded using the equity method of accounting.

     The Company receives its percentage interest share of joint venture profits or, in the majority of the joint ventures, its percentage interest share of the lots developed in the form of a capital distribution. The Company received distributions of $5,628,000, $11,588,000 and $6,663,000 in developed lots at joint venture cost in 1995, 1994 and 1993, respectively, and purchased lots totalling $1,333,000, $1,105,000 and $589,000 in 1995, 1994 and 1993 from the joint ventures.

     Summarized condensed combined financial information for the joint ventures as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 is as follows:

SUMMARIZED CONDENSED COMBINED BALANCE SHEETS

                                                December 31
(Dollars in thousands)                     1995          1994
Assets:
     Single family lots,
     land and land development costs    $  25,173      $18,152
     Other assets                           1,284         1,188
Total                                   $  26,457      $19,340
Liabilities:
     Debt                               $   2,544      $  2,510
     Other liabilities                      2,132         1,748
Total liabilities                           4,676         4,258
Partners' equity:
     Company's equity                       9,890         7,043
     Other                                 11,891         8,039
Total Partners' equity                     21,781        15,082
Total                                  $   26,457      $19,340

SUMMARIZED CONDENSED COMBINED STATEMENTS OF OPERATIONS

                                    Years Ended December 31
(Dollars in thousands)            1995        1994        1993
Revenue                         $ 2,335     $ 1,706     $ 1,233
Costs and expenses                2,158       1,809       1,519
Income (loss)                   $   177     $  (103)    $  (286)

     Joint venture earnings include $45,000 and $44,000 of intercompany profit not included in the Company's earnings for 1995 and 1994. In addition, included in the Company's investment in the joint ventures at December 31, 1995 and 1994, is $413,000 and $376,000 of capitalized interest and other costs relating to the joint ventures. Letters of credit totalling approximately $3,794,000 are outstanding at December 31, 1995, which serve as completion bonds for joint venture development work in progress.

5. INVESTMENT IN LIMITED PARTNERSHIPS

     In 1992, the Company became a limited partner in two limited partnerships formed by affiliates to purchase and develop land and lots. The operations of the limited partnerships have primarily been funded through advances from the Company. The advances outstanding as of December 31, 1995 and 1994 totaled $465,000 and $1,712,000, respectively, including $440,000 and $1,219,000 of notes receivable which bear interest at prime plus 1/2%. Also included in these advances are $6,000 and $48,000 of deposits for lots the Company has an option to purchase from the limited partnerships at fair market value. The Company purchased lots totalling $2,953,000, $2,503,000 and $2,918,000 from the limited partnerships in 1995, 1994 and 1993, respectively.

     For both limited partnerships, the land and related debt are recorded on the limited partnerships' books and the Company is not contingently liable for any of the limited partnerships' debt; therefore, the only amounts related to the limited partnerships that are recorded on the Company's books are the advances noted above, and the Company's investment in the limited partnerships of $262,000 and $772,000 respectively at December 31, 1995 and 1994. The Company recorded income from the limited partnerships of $85,000, $322,000 and $294,000 respectively for 1995, 1994 and 1993.

6. NOTES PAYABLE BANKS

     At December 31, 1995, the Company had revolving credit loans of $87,000,000 and letters of credit totalling $14,748,000 outstanding under a loan agreement with five banks. Borrowings under the loan agreement are at the banks' prime rates and are primarily unsecured. This agreement provides for total borrowings not to exceed the lesser of $136,000,000 under the revolving credit agreement and $25,000,000, including $4,000,000 for joint ventures in which the Company is a partner, in the form of letters of credit or the Company's borrowing base which is calculated based on specified percentages of certain types of assets held by the Company as of each month end. This revolving credit facility and letter of credit commitment

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

will be in effect until September 30, 2000, at which time the unpaid balance of the revolving credit loans outstanding shall be due and payable. Under the terms of the agreement, the banks shall make an annual determination as to whether or not to extend the maturity date of the commitment by one year. The Company is required to pay interest at the prime rate of the banks and a commitment fee of 1/4 of 1% based upon the average daily unused portion of the note. The loan agreement also provides for seasonal loans of up to $30,000,000 which are available from March 1st through December 31st during each year of the agreement The terms of the loan agreement contain restrictive covenants which require the Company, among other things, to maintain minimum net worth and working capital amounts and to maintain certain financial ratios. This agreement also places limitations on the amount of additional indebtedness that may be incurred by the Company, the acquisition of undeveloped land, on dividends that may be paid and on the aggregate cost of certain types of inventory the Company can hold at any one time. At December 31, 1995, approximately $7,500,000 of retained earnings was available for cash dividends and repurchases of the Company's stock under the terms of the loan agreement.

     At December 31, 1995, $15,200,000 was outstanding under a revolving loan agreement with a bank ("M/I Financial Loan Agreement") pursuant to which the Company and M/I Financial were permitted to borrow up to $25,000,000 to finance mortgage loans initially funded by M/I Financial for customers of the Company and a limited amount for loans to others. This agreement limits the borrowings to 95% of the aggregate face amount of the mortgages and contains restrictive covenants requiring M/I Financial to maintain minimum net worth and certain minimum financial ratios. Borrowings under this agreement are at the bank's prime rate and are unsecured. A commitment fee of 1/4 of 1% is payable quarterly based upon the average daily unused portion of the note. The M/I Financial Loan Agreement terminates on July 19, 1996 and the unpaid balance of such loans are payable on this date.

   At December 31, 1995, the Company had $49,000,000 of unused borrowing availability under its loan agreement, as well as $6,500,000 under the M/I Financial Loan Agreement. The interest rate of the Company's bank borrowings was 8.5% at December 31, 1995 and 1994 and 6.0% at December 31, 1993.

7. MORTGAGE NOTES PAYABLE

   Mortgage notes payable of $349,000 and $335,000 at December 31, 1995 and 1994, represent mortgages collateralized by land and lots (book value of $1,162,000 and $1,184,000 at December 31, 1995 and 1994, respectively). The notes payable outstanding at December 31, 1995 are noninterest bearing; however, the seller of the land securing the notes will share in the profits the Company recognizes from developing this land.

8. SENIOR SUBORDINATED NOTES

   In December 1993, the Company redeemed the remaining $12,987,000 of its 13 1/4% senior subordinated notes issued in 1986 at 103% of their principal amount, plus accrued interest. Included in interest expense in 1993 is $616,000 that represents the write-off of unamortized issuance costs and original issue discount and redemption premium resulting from the redemption of the Senior Subordinated Notes.

9.  SUBORDINATED NOTES

   In December 1991, the Company issued $20,000,000 principal amount of 14% Subordinated Notes and in April 1992, issued an additional $4,513,000. The Subordinated Notes provide for semi-annual interest payments and are subordinated to all senior indebtedness as defined in the related indenture. Annual sinking fund payments of 15% of the aggregate amount of the Subordinated Notes commence December 1, 1997, and a final payment of 40% of the total amount of such notes is due at maturity on December 1, 2001. The notes are redeemable in whole or in part at the option of the Company on or after December 1, 1996, at 106% of the principal amount until December 1, 1997 and declining 1 1/2% annually through 2000.

   The indenture related to the Subordinated Notes restricts certain payments by the Company, including payments for cash dividends and repurchase of the Company's stock. The indenture also provides for mandatory redemption of 15% of the total principal amount of the Subordinated Notes at par plus accrued interest if the Company's consolidated net worth, as defined, is less than $3,500,000 for two consecutive quarters. In the event of a Change of Control (as defined in the related indenture), holders of $20,000,000 of Subordinated Notes will be entitled to require redemption of its Subordinated Notes for the full principal amount (plus accrued interest), but holders of the remaining Notes will not have a similar right.

10. LEASE COMMITMENTS

   The Company leases various office facilities, automobiles, model furnishings, and model homes under operating leases with remaining terms of one to twenty years. At December 31, 1995, the future minimum rental commitments, totalling $29,889,000 under noncancelable operating leases with initial terms in excess of one year are as follows: 1996 - $3,710,000; 1997 - $2,219,000; 1998 -
$1,642,000; 1999 - $1,439,000; 2000 - $1,142,000 and thereafter - $19,737,000.

   Included in the amount for 1996 is $153,000 related to a lease with a related party for approximately 27,000 square feet of office space. This lease expires August 31, 1996 at which time the Company has the right to extend the lease on a month-to-month basis at the current rental rate. Rental expense was $358,000 for 1995, $367,000 for 1994 and for a lesser amount of space was $262,000 for 1993 (which included operating expense increases).

   In 1995, the Company became a 1/3 owner of a limited liability company (the "LLC") formed to build, own and operate an approximately 85,000 square foot office building in Columbus, Ohio. The Company plans to consolidate its four Columbus locations into this building and has entered into a 20 year lease

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the premises with the LLC. This building is currently under construction and the Company anticipates moving into this new facility in September 1996. Included in the amounts above are rentals of $337,000 for 1996; $1,132,000 for 1997; $1,132,000 for 1998; $1,132,000 for 1999; $1,132,000 for 2000; and
$19,737,000 for all periods thereafter.

   The Company's total rental expense was $5,023,000, $3,699,000 and $3,174,000 for 1995, 1994 and 1993, respectively.

11. PREFERRED STOCK

   The Articles of Incorporation authorize the issuance of 2,000,000 shares of preferred stock, par value $.01 per share. The Board of Directors of the Company is authorized, without further stockholder action, to divide any or all shares of the authorized preferred stock into series and to fix and determine the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. The Board of Directors has not authorized any series of preferred stock and there are no plans, agreements or understandings for the authorization or issuance of any shares of preferred stock.

12. COMMON STOCK

   In November 1993, the Company was reincorporated in Ohio and the 2,700 remaining outstanding shares of the Delaware corporation were exchanged for 5,500,000 shares of the new Ohio corporation. In November 1993, the Company sold 3,300,000 shares of common stock at $14.00 per share in its initial public offering. The net proceeds from the sale were approximately $42,206,000.

13. STOCK INCENTIVE PLAN

   In November 1993, the Company adopted the M/I Schottenstein Homes, Inc. 1993 Stock Incentive Plan. This plan includes stock option, restricted stock and stock appreciation programs, under which an aggregate of 425,000 shares of common stock have been reserved for issuance. No awards have been granted under the restricted stock and stock appreciation programs. Stock options granted in 1995 were awarded at the market price at the close of business on the date of grant. Options awarded vest 20% annually over five years and expire after ten years. The following summarizes the transactions under the stock option program:

                                                 Option Price
                                     Shares        Per Share
Options outstanding
   January 1, 1994                       -                -
   Granted                           94,200          $16.125
   Forfeited                        (10,000)         $16.125
Options outstanding
   December 31, 1994                 84,200          $16.125
   Granted                           68,200      $6.75-$9.25
   Forfeited                        (18,000)   $6.75-$16.125
Options outstanding
   December 31, 1995                134,400    $6.75-$16.125
Options exercisable at
   December 31, 1995                 40,920    $6.75-$16.125

   In February 1996, the Company granted options for an additional 60,700 shares with the same terms as the previous awards, at a price of $10.875 which represents the market value at the date of grant.

14. INCOME TAXES

   Effective January 1, 1991, the Company elected to be taxed as an S corporation under the Code. Effective November 8, 1993, the Company terminated its S corporation status. From that date forward, the Company's income was fully subject to federal, state and local taxes. In connection with the Company's S corporation termination, deferred income tax benefits of $475,000 were recognized in the fourth quarter of 1993.

The provisions for income taxes consist of the following:

(Dollars in thousands)            1995        1994      1993
Federal                        $5,312      $6,216      $1,847
State and local                 1,318       1,364         606
   Total                       $6,630      $7,580      $2,453

   Reconciliations of the differences between income taxes computed at federal statutory tax rates and consolidated provisions for income taxes are as follows:

(Dollars in thousands)              1995       1994      1993
Federal taxes at statutory rate    $5,777    $6,718    $6,306
Deduct federal tax effect of
   S corporation status                -         -     (3,823)
   State taxes -
      net of federal tax benefit      857       887       400
   Realization of deferred tax
      benefit as a result of change
      from S corporation status        -         -       (475)
Other                                  (4)      (25)       45
   Total                           $6,630    $7,580    $2,453

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   The tax effects of the significant temporary differences which comprise the deferred tax assets and liabilities at December 31, 1995 and 1994 follows:

(Dollars in thousands)                    1995         1994
Assets:
Warranty, insurance and other
    reserves                            $1,855$       846
Inventory writedowns                        749          436
Inventories                                 584          360
State taxes                                 226          236
Depreciation                                 67            -
Other                                       420          306
Total deferred tax assets                 3,901        2,184
Liabilities:
Prepaid expenses and deferred charges       854          854
Depreciation                                  -           52
Total deferred tax liabilities              854          906
Net deferred tax asset                  $ 3,047       $1,278

15. COMMITMENTS AND CONTINGENCIES

   At December 31, 1995, the Company had sales agreements outstanding, some of which have open contingencies for approval of financing, to deliver 1,421 homes with an aggregate purchase price of approximately $240,095,000. At December 31, 1995, the Company had options and contingent purchase contracts to acquire land and developed lots with an aggregate purchase price of approximately $145,781,000. Purchase of the properties is contingent upon satisfaction of certain requirements by the Company and the sellers.

   At December 31, 1995, the Company had outstanding approximately $19,525,000 of completion bonds and standby letters of credit, which serve as completion bonds for development work in progress, deposits on land and lot purchase contracts and miscellaneous deposits.

   The Company is involved from time to time in routine litigation. Management does not believe that the ultimate resolution of this litigation will be material to the financial condition or results of operations of the Company.

16. FINANCIAL INSTRUMENTS

   M/I Financial offers fixed and adjustable rate mortgage loans, primarily to buyers of the Company's homes. At December 31, 1995, M/I Financial is committed to fund $55.0 million in mortgage loans to home buyers. Of this total, approximately $6.0 million are adjustable rate loans and $49.0 million are fixed rate loan commitments. The loans are granted at current market interest rates and the rate is guaranteed through the transfer of the title of the home to the buyer (the "Closing"). M/I Financial uses hedging methods to reduce its exposure to interest rate fluctuations between the commitment date of the loan and the time the home closes. The method to be used is determined at the time of the loan commitment based on the market conditions and alternatives available. M/I Financial's policy requires that there be no interest rate risk on loans closed waiting to be sold. Also according to policy, the pipeline of committed loans is to be hedged at 70 to 95% of the committed balance which is the balance of loans expected to be closed.

   One of the methods that M/I Financial uses to hedge the interest rate risk relative to unclosed loans is to purchase commitments from outside investors to acquire the loans at the interest rate at which the loan will be closed. The cost of these purchase commitments is recorded as an asset and is expensed as loans are closed under the related commitments. Any remaining unused balance is expensed when the commitment expires or earlier, if the Company determines that they will be unable to use the entire commitment prior to its expiration date. At December 31, 1995, the Company had approximately $36.0 million of commitments to deliver mortgage loans to outside investors.

   The Company also hedges its interest rate risk using forward sales of mortgage-backed securities. In these agreements, the Company agrees to sell and later agrees to buy similar but not identical mortgage-backed securities. Generally, the agreements are fixed-coupon agreements whereby the interest rate and maturity date of both transactions are approximately the same and are established to correspond with the closing of the fixed interest rate mortgage loan commitments of the Company. The difference between the two values of the mortgage-backed securities in the agreements at settlement provide a hedge on the interest rate risk exposure in the mortgage loan commitments and is included in the gain or loss on the sale of the loans to third party investors. At December 31, 1995, these agreements matured within 90 to 120 days. Securities under forward sales agreements averaged approximately $12.5 million during 1995 and the maximum amounts outstanding at any month end during 1995 was $16.0 million. Hedging gains of $456,000 were deferred at year end as the mortgage loans and commitment contracts qualified for hedge accounting.

   To reduce the credit risk associated with accounting losses, which would be recognized if counterparties failed completely to perform as contracted, the Company limits the entities that management can enter into a commitment with to the primary dealers in the market. The risk of accounting loss is the difference between the market rate at the time a counterparty fails and the rate the Company committed to for the mortgage loans and any purchase commitments recorded with the counterparty.

   The following table presents the carrying amounts and fair values of the Company's financial instruments and the notional amount and fair value of the Company's unrecognized financial instruments at December 31, 1995 and 1994. SFAS No. 107 "Disclosures about Fair Value of Financial Instruments" defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               1995                  1994
                       Carrying      Fair     Carrying    Fair
(Dollars in thousands)  Amount       Value     Amount     Value
Assets
  Cash, including
    cash in escrow     $  8,136    $  8,136   $ 14,059    $ 14,059
Receivables:
  Mortgage loans
    to be funded         22,797      23,029     15,418      15,556
Notes receivable            440         440      1,219       1,219
  Accounts
    receivable              375         375        710         710
  Prepaid financing
    commitments             213          --        518         268
  Liabilities
  Notes payable
    banks               102,200     102,200    112,430     112,430
Mortgage notes
    payable                 349         349        335         335
Subordinated notes       24,513      23,346     24,513      23,346
Accounts payable         29,219      29,219     31,436      31,436
Other liabilities        25,366      25,366     19,280      19,280
Unrecognized Financial
  Instruments:
  Letters of credit          --          84         --          90
  Commitments to
    extend real estate
    loans                    --         687         --         605
  Forward sale of
    mortgage-backed
    securities               --        (163)        --          20

   The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at December 31, 1995 and 1994:

   CASH, ACCOUNTS RECEIVABLE, ACCRUED LIABILITIES AND ACCOUNTS PAYABLE. The carrying amounts of these items are a reasonable estimate of their fair value.

   MORTGAGE LOANS TO BE FUNDED. The estimated fair value of mortgage loans to be funded at December 31, 1995 and 1994 includes the estimated gains and servicing rights which will be realized when the loans are sold. The estimated fair value was determined based on market quotes at December 31, 1995 and 1994.

   NOTES RECEIVABLES. The carrying value of notes receivable from limited partnerships, which bear interest at the prime rate plus 1/2%, approximates their fair value at December 31, 1995 and 1994.

   PREPAID FINANCING COMMITMENTS. The estimated fair value was determined using fees currently charged for similar commitments and by estimating the prepaid financing commitments that will be utilized by the Company.

     NOTES PAYABLE BANKS. The interest rates currently available to the Company fluctuate with the prime rate of the lending institutions and thus their carrying value is a reasonable estimate of fair value.

     MORTGAGE NOTES PAYABLE. The estimated fair value was determined by comparing the interest rates and terms of the note agreements to debt instruments with similar terms and remaining maturities.

     SUBORDINATED NOTES. The estimated fair value was determined using the bid price for the debt instruments at December 31, 1995 and 1994.

   LETTERS OF CREDIT. Letters of credit and outstanding completion bonds of $19,525,000 and $19,020,000 represent potential commitments at December 31, 1995 and 1994. The letters of credit generally expire within one to two years. The estimated fair value of letters of credit was determined using fees currently charged for similar arrangements.

COMMITMENTS TO EXTEND REAL ESTATE LOANS AND FORWARD SALE OF MORTGAGE-BACKED SECURITIES. The fair value of these financial instruments was determined based upon market quotes at December 31, 1995 and 1994.

17. PRO FORMA INFORMATION (UNAUDITED)

     The pro forma financial information for the year ended December 31, 1993 presents the pro forma effects on the historical financial information as if the Company had always been taxed as a C corporation, using an effective 40% tax rate for federal, state and local income taxes.

     Pro forma net income per common share includes the shares which would have been outstanding if the reincorporation in the state of Ohio had occurred on January 1, 1993 and also reflects the increase in average common shares outstanding from the 3,300,000 shares sold in the public offering.

18. BUSINESS SEGMENTS

     The business segment information for 1995, 1994 and 1993 included on page 21 of this annual report is an integral part of these financial statements.

                                        INDEPENDENT AUDITORS' REPORT

[D & T Letterhead]

To the Stockholders and Directors of
M/I Schottenstein Homes, Inc.:

         We have audited the accompanying consolidated balance sheets of M/I Schottenstein Homes, Inc. and its subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of M/I Schottenstein Homes, Inc. and its subsidiary at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Columbus, Ohio
February 29, 1996

STOCK MARKET PRICES AND DIVIDENDS

     The Company's common stock is traded on the New York Stock Exchange under the symbol "MHO". As of March 15, 1996, there were approximately ____ record holders of the Company's common stock. At that time there were 8,800,000 shares issued and outstanding. The table below presents the highest and lowest prices for the Company's common stock during each of the quarters presented:

     1995              HIGH              LOW
First Quarter         $ 7.63            $ 6.50
Second Quarter        $ 9.50            $ 6.50
Third Quarter         $10.38            $ 8.75
Fourth Quarter        $12.50            $ 9.38

     1994              HIGH              LOW
First Quarter         $18.25            $14.75
Second Quarter        $15.25            $10.88
Third Quarter         $13.25            $10.00
Fourth Quarter        $10.25            $  6.75

     No dividends have been paid in the period following the completion of the public offering and the Company does not anticipate paying cash dividends on its common stock in the near future. The Company's loan agreement and Subordinated
Note Indenture place limits on the amount of dividends the Company can pay (see Footnotes 6 and 9 to the consolidated financial statements).