Form 10-K, Exhibit 13
period 1996-12-31
M I SCHOTTENSTEIN HOMES INC
filed 1997-03-31
CIK 799292

                 1996 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

                      Selected Consolidated Financial Data
--------------------------------------------------------------------------------

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARY

(Dollars in thousands, except per share amounts)            1996            1995           1994            1993           1992
---------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT: (Year Ended December 31)
Revenue                                                   $577,192        $527,822       $491,719       $446,060        $372,026
Costs and expenses                                         554,115         511,316        472,526        427,512         359,854
Net income before extraordinary loss (1)                    14,110           9,876         11,613         11,198           7,304
Net income per common share before
   extraordinary loss (1)                                     1.60            1.12           1.32           1.87            1.33
Dividends per common share (2)                                   -               -              -              -               -
BALANCE SHEET: (December 31)
Total assets                                               305,359         281,143        277,614        227,958         172,176
Notes and mortgage notes payable                           100,345         102,549        112,765         77,892          61,742
Subordinated Notes                                          25,000          24,513         24,513         24,513          41,177
Stockholders' equity                                       112,319          99,496         89,620         79,089          36,830
---------------------------------------------------------------------------------------------------------------------------------

(1) Information for 1993 and 1992 includes adjustments to reflect the taxation of the Company as a C corporation using a 40%
    combined tax rate for federal, state and local income taxes. Pro forma information is not provided for 1996, 1995 and 1994 as the Company was taxed as a C corporation during those periods. The per share information is based upon a weighted average of
    8,800,000 common shares for 1996, 1995 and 1994, 5,975,068 common shares for 1993 and on a total of 5,500,000 outstanding shares of common stock for 1992.
(2) No dividends were paid by the Company during any period in which the stock was publicly held; however, distributions were made to S corporation stockholders during 1993 and 1992 while the Company was privately held. In January 1994, the Company made distributions of $1,082,000 to the former S corporation stockholders related to the Company's earnings from January 1, 1993 to
    November 8, 1993 (the date the Company's status as an S corporation was terminated).

SELECTED CONSOLIDATED QUARTERLY FINANCIAL AND OPERATING DATA

                                                                                 Three months ended
---------------------------------------------------------------------------------------------------------------------------------
                                                    DECEMBER 31,          SEPTEMBER 30,          JUNE 30,              MARCH 31,
(Dollars in thousands, except per share amounts)        1996                  1996                 1996                  1996
---------------------------------------------------------------------------------------------------------------------------------
New contracts                                            716                   730                   760                   956
Homes delivered                                        1,017                   887                   795                   547
Backlog                                                1,337                 1,638                 1,795                 1,830
Total revenue                                       $187,045              $156,932              $137,357              $ 95,858
Gross margin                                        $ 34,127              $ 29,691              $ 26,382              $ 18,903
Income before income taxes and
     extraordinary loss                             $  7,145              $  6,936              $  6,778              $  2,218
Net income before extraordinary loss                $  4,461              $  4,390              $  3,936              $  1,323
Net income per common share before
     extraordinary loss                             $   0.50              $   0.50              $   0.45              $   0.15
Weighted average common shares
     outstanding                                   8,800,000             8,800,000             8,800,000             8,800,000


                                                                                 Three months ended
---------------------------------------------------------------------------------------------------------------------------------
                                                    December 31,          September 30,          June 30,              March 31,
(Dollars in thousands, except per share amounts)        1995                  1995                 1995                  1995
---------------------------------------------------------------------------------------------------------------------------------
New contracts                                            795                   811                   767                   743
Homes delivered                                          941                   765                   697                   549
Backlog                                                1,421                 1,567                 1,521                 1,451
Total revenue                                       $169,849              $137,092              $125,305              $ 95,576
Gross margin                                        $ 31,343              $ 24,823              $ 22,806              $ 16,889
Income before income taxes                          $  6,800              $  4,294              $  4,002              $  1,410
Net income                                          $  4,042              $  2,575              $  2,417              $    842
Net income per common share                         $   0.46              $   0.29              $   0.27              $   0.10
Weighted average common shares
     outstanding                                   8,800,000             8,800,000             8,800,000             8,800,000

                 1996 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

                               Segment Information
--------------------------------------------------------------------------------

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARY

     The business segments of the Company are defined as home-building and financial services. The home-building operations include the development of land and the construction and sale of single-family attached and detached homes. The financial services operations include the origination of mortgage loans, primarily for purchasers of the Company's homes. The loans and the majority of the servicing rights are sold to outside mortgage lenders.

     Intersegment revenue represents the elimination of revenue included in financial services revenue for fees paid by the home-building operations. Corporate expenses include salaries and other administrative expenses which are not identifiable with a specific segment. Interest expense excludes interest expense related to the financial services segment of $321,000, $431,000 and $323,000 for 1996, 1995 and 1994, respectively, which is included in the determination of financial services operating income. Corporate assets consist primarily of cash, deferred taxes and other assets not associated with a specific business segment.

                                                                                  Year Ended December 31,
(Dollars in thousands)                                          1996                       1995                        1994
----------------------------------------------------------------------------------------------------------------------------------
Revenue:
   Home-building                                              $ 570,719                   $ 522,453                    $ 487,786
   Financial services                                             9,037                       7,208                        5,250
   Intersegment                                                  (2,564)                     (1,839)                      (1,317)
----------------------------------------------------------------------------------------------------------------------------------
      TOTAL REVENUE                                           $ 577,192                   $ 527,822                    $ 491,719
==================================================================================================================================
Operating Income:
   Home-building                                              $  45,981                   $  39,039                    $  37,712
   Financial services                                             4,100                       2,697                        1,524
----------------------------------------------------------------------------------------------------------------------------------
      Total                                                      50,081                      41,736                       39,236
   Corporate expenses                                           (14,222)                    (11,463)                     (10,401)
   Interest expense                                             (12,782)                    (13,767)                      (9,642)
----------------------------------------------------------------------------------------------------------------------------------
      INCOME BEFORE INCOME TAXES AND
         EXTRAORDINARY LOSS                                   $  23,077                   $  16,506                    $  19,193
==================================================================================================================================
Identifiable Assets:
   Home-building                                              $ 253,912                    $243,117                    $ 244,429
   Financial services                                            35,650                      23,694                       16,430
   Corporate                                                     15,797                      14,332                       16,755
----------------------------------------------------------------------------------------------------------------------------------
      TOTAL                                                   $ 305,359                    $281,143                    $ 277,614
==================================================================================================================================
Capital Expenditures:
   Home-building                                              $     317                   $     363                    $   1,029
   Financial services                                                38                          19                          437
   Corporate                                                        256                         309                          683
----------------------------------------------------------------------------------------------------------------------------------
      TOTAL                                                   $     611                   $     691                    $   2,149
==================================================================================================================================
Depreciation and Amortization:
   Home-building                                              $     494                   $     916                    $     893
   Financial services                                               153                         159                          124
   Corporate                                                        730                         679                          630
----------------------------------------------------------------------------------------------------------------------------------
      TOTAL                                                   $   1,377                   $   1,754                    $   1,647
==================================================================================================================================

                 1996 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

         Management's Discussion & Analysis of Results of Operations and
                              Financial Condition
--------------------------------------------------------------------------------

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARY

RESULTS OF OPERATIONS

CONSOLIDATED

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     TOTAL REVENUE. Total revenue for 1996 of $577.2 million set a new record for the Company and represented an increase of $49.4 million over 1995. Increases in housing revenue of $55.2 million and other revenue of $1.4 million were partially offset by a $7.2 million decrease in land revenue. The increase in housing revenue was attributable to an increase in the number of Homes Delivered. The Company delivered 294 more homes in 1996 than in 1995. The increase in other revenue is primarily attributable to M/I Financial, where both the number of loans originated and the gains recognized from the sale of loans increased in the current year. The decrease in land revenue was primarily due to a significant decrease in the number of lots sold to third parties in the Maryland division.

     INCOME BEFORE INCOME TAXES. Income before income taxes and extraordinary loss for 1996 increased 39.8% over 1995. This increase related to both housing, where income before income taxes and extraordinary loss increased from $13.8 to $19.0 million, and M/I Financial, where income before income taxes increased from $2.7 to $4.1 million. The increase in housing was primarily due to the increase in the number of Homes Delivered along with improved margins. Housing margins increased 0.7% in 1996. The increase in M/I Financial was primarily due to the significant increase in income from the sale of servicing and marketing gains due to increased loan volume and the favorable interest rate environment during the last half of 1995 and 1996 as compared to the same periods of 1994 and 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     TOTAL REVENUE. Total revenue for 1995 of $527.8 million represented a 7.3% increase over the $491.7 million reported for 1994. This increase was primarily attributable to higher housing revenue, which increased 5.7% to $505.8 million for 1995. This increase was due to a 7.0% increase in the average selling price of Homes Delivered, partially offset by a 1.3% decline in the number of Homes Delivered. Land revenue also increased significantly as the number of lots developed for sale to third parties in the Maryland division significantly increased during 1995.

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

SEASONALITY AND VARIABILITY IN QUARTERLY RESULTS

     The Company has experienced, and expects to continue to experience, significant seasonality and quarter-to-quarter variability in home-building activity levels. In general, Homes Delivered increase substantially in the third and fourth quarters. The Company believes that this seasonality reflects the tendency of home buyers to shop for a new home in the spring with the goal of closing in the fall or winter, as well as the scheduling of construction to accommodate seasonal weather conditions. The following tables reflect this cycle for the Company during the four quarters of 1996 and 1995:

                                        Three Months Ended
----------------------------------------------------------------------
                            Dec. 31,   Sept. 30,  June 30,   March 31,
(Dollars in thousands)         1996      1996      1996        1996
----------------------------------------------------------------------
Total revenue              $187,045    $156,932   $137,357  $95,858
Unit Data:
New contracts                   716         730        760      956
Homes delivered               1,017         887        795      547
Backlog at end
  of period                   1,337       1,638      1,795    1,830


                                   Three Months Ended
----------------------------------------------------------------------
                            Dec. 31,     Sept. 30, June 30,  March 31,
(Dollars in thousands)        1995         1995      1995      1995
----------------------------------------------------------------------
Total revenue              $169,849    $137,092   $125,305  $95,576
Unit Data:
New contracts                   795         811        767      743
Homes delivered                 941         765        697      549
Backlog at end
  of period                   1,421       1,567      1,521    1,451
----------------------------------------------------------------------

                 1996 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
         Management's Discussion & Analysis of Results of Operations and
                              Financial Condition
--------------------------------------------------------------------------------

HOME-BUILDING SEGMENT

The following table sets forth certain information related to the Company's home-building segment:

                                  YEAR ENDED DECEMBER 31,
(Dollars in thousands)          1996        1995        1994
--------------------------------------------------------------
Revenue:
  Housing sales               $560,980    $505,810    $478,657
  Lot and land sales             8,915      16,145       8,528
  Other income                     824         498         601
--------------------------------------------------------------
Total Revenue                 $570,719    $522,453    $487,786
--------------------------------------------------------------
Revenue:
  Housing sales                   98.3%       96.8%       98.1%
  Lot and land sales               1.6         3.1         1.8
  Other income                     0.1         0.1         0.1
--------------------------------------------------------------
Total Revenue                    100.0       100.0       100.0
Land and housing costs            82.5        83.0        83.0
--------------------------------------------------------------
  Gross Margin                    17.5        17.0        17.0
General and administrative
  expenses                         2.8         2.9         2.8
Selling expenses                   6.6         6.6         6.5
--------------------------------------------------------------
Operating Income                   8.1%        7.5%        7.7%
--------------------------------------------------------------
MIDWEST REGION
Unit Data:
   New contracts                 1,910       1,865       1,530
   Homes delivered               1,939       1,696       1,640
   Backlog at end of period        908         937         768
Average sales price of
   homes in backlog           $    174    $    155    $    168
Aggregate sales value of
   homes in backlog           $158,000    $145,000    $129,000
Number of active
   subdivisions                     80          80          75
--------------------------------------------------------------
FLORIDA REGION
Unit Data:
   New contracts                   663         619         653
   Homes delivered                 667         657         671
   Backlog at end of period        221         225         263
Average sales price of
   homes in backlog           $    163    $    182    $    163
Aggregate sales value of
   homes in backlog           $ 36,000    $ 41,000    $ 43,000
Number of active
   subdivisions                     35          35          35
--------------------------------------------------------------
NORTH CAROLINA, VIRGINIA AND MARYLAND REGION
Unit Data:
   New contracts                   589         632         624
   Homes delivered                 640         599         679
   Backlog at end of period        208         259         226
Average sales price of
   homes in backlog           $    246    $    208    $    213
Aggregate sales value of
   homes in backlog           $ 51,000    $ 54,000    $ 48,000
Number of active
   subdivisions                     35          35          30
--------------------------------------------------------------
TOTAL
Unit Data:
   New contracts                 3,162       3,116       2,807
   Homes delivered               3,246       2,952       2,990
   Backlog at end of period      1,337       1,421       1,257
Average sales price of
   homes in backlog           $    183    $    169    $    176
Aggregate sales value of
   homes in backlog           $245,000    $240,000    $220,000
Number of active
   subdivisions                    150         150         140
--------------------------------------------------------------

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

     "Backlog" represents homes for which the Company's standard sales contract has been executed, but which are not included in Homes Delivered because closings for the sale of such homes have not yet occurred as of the end of the period specified. Most cancellations of contracts for homes in Backlog occur because customers cannot qualify for financing. These cancellations usually occur prior to the start of construction. Since the Company arranges financing with guaranteed rates for many of its customers, the incidence of cancellations after the start of construction is low. In 1996, the Company delivered 3,246 homes, including most of the homes under contract in Backlog at December 31, 1995. Of the 1,421 contracts in Backlog at December 31, 1995, 14% were cancelled. The cancellation percentages were 16% and 14% for homes in Backlog as of December 31, 1994 and December 31, 1993, respectively. Unsold speculative homes, which are in various stages of construction, totaled 122, 150 and 143 at December 31, 1996, 1995 and 1994, respectively.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     TOTAL REVENUE. Total revenue for the home-building segment for 1996 was $570.7 million, a 9.2% increase over total revenue recorded for 1995. This increase was attributable to a 10.9% increase in housing revenue and was offset by a 44.8% decrease in land revenue. The increase in housing revenue was due to a 10.0% increase in the number of Homes Delivered. Homes Delivered in 1996 were higher in all of the Company's regions, led by the Midwest Region where the number of Homes Delivered increased 14.3%. The introduction of the Company's more affordable Horizon product line into several new markets during 1995 had a positive impact on the number of Homes Delivered in 1996.

     The increase in the number of Homes Delivered during 1996 as compared to the prior year was primarily due to the higher number of homes in backlog at December 31, 1995 as compared to the preceding year end as well as more New Contracts recorded during the first half of 1996. This was partially due to an overall strong economy, low unemployment and relatively low interest rates.

     The decrease in land revenue was primarily attributable to the Maryland division. The Maryland division had significant lot sales to outside homebuilders from its Willows land development project in 1995 which did not occur in 1996 due to delays in development and increased competition.

                 1996 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

         Management's Discussion & Analysis of Results of Operations and
                              Financial Condition
--------------------------------------------------------------------------------

     HOME SALES AND BACKLOG. The Company recorded a 1.5% increase in the number of New Contracts recorded in 1996 as compared to the prior year. An increase in New Contracts recorded in both the Midwest and Florida Regions were offset by a decrease in the North Carolina/Virginia/Maryland Region. The Company believes the increase in the number of New Contracts is attributable to the more favorable interest rate environment in the current year as compared to 1995. The introduction of the Company's more affordable Horizon product line into several new markets during 1995 also had a positive impact on the number of New Contracts for the current year. The number of New Contracts in future periods will be dependent on numerous factors, including future economic conditions, timing of land development, consumer confidence and interest rates available to potential home buyers.

     At December 31, 1996, the total sales value of the Company's Backlog of 1,337 homes was approximately $245.2 million, representing a 2.1% increase over 1995. However, there was a 5.9% decrease in the number of units from the levels reported at December 31, 1995. The average sales price of homes in Backlog increased 8.3% from December 31, 1995 to December 31, 1996. This increase was due to increases in the Columbus, Columbus Showcase and Charlotte divisions where the Company is building in more upscale and certain niche subdivisions. The decrease in units at December 31, 1996 is a result of record high deliveries and a decrease in New Contracts recorded in the second half of 1996.

     GROSS MARGIN. The overall gross margin for the home-building segment was 17.5% for 1996 and 17.0% for 1995. The gross margin from housing sales was 17.9% in 1996 as compared to 17.2% recorded in 1995. This increase was offset by a decrease in the gross margin from lot and land sales from 17.8% in 1995 to 15.7% in 1996. Housing gross margins increased in 8 of the Company's 12 divisions. This was due to the increased emphasis placed on improving margins during 1995 and improved market conditions in 1996. Management continues to focus on maintaining accurate, up-to-date costing information so that sales prices can be set to achieve the desired margins. The Company has also focused on acquiring or developing lots in premier locations so that it can obtain higher margins. Gross margins were also higher due to the national accounts program which the Company has expanded significantly in the current year. Through this program, the Company has been able to lower costs on many of the components used in building its homes through volume discounts and other negotiated price reductions from its suppliers. The Company's ability to maintain these levels of margins is dependent on a number of factors, some of which are beyond the Company's control. Due to the increased level of sales during the first half of 1996, some of the Company's divisions are beginning to experience shortages of qualified subcontractors in certain construction trades. This could negatively impact gross margins by requiring the Company to pay premiums to expedite construction work or delaying construction, thus delaying revenue recognition and increasing carrying costs. In addition, due to the competitive sales environment, the Company is offering promotions in selected cities which could adversely impact gross margins in the first half of 1997. The decrease in the gross margin from lot and land sales was due to decreased lot sales in the Willows land development project in the Maryland division due to delays in development and increased competition. In 1995, lot sales in this project generated very high margins.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses as a percentage of total revenue decreased from 2.9% for 1995 to 2.8% for 1996. However, this decrease resulted primarily from an increase in total revenue.

     SELLING EXPENSES. Selling expenses increased from $34.3 million for 1995 to $37.8 million for 1996 and as a percentage of total revenue remained constant at 6.6% for 1996 and 1995. The increase was primarily due to increases in sales commissions to internal salespeople as a result of the increase in sales volume.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     TOTAL REVENUE. Total revenue for the home-building segment for 1995 was $522.5 million, a 7.1% increase over total revenue recorded for 1994. This increase was primarily attributable to the 5.7% increase in housing revenue as well as a significant increase in land revenue. The increase in housing revenue was due to a 7.0% increase in the average sales price of Homes Delivered, partially offset by a 1.3% decrease in the number of Homes Delivered. The increase in the average sales price of Homes Delivered was primarily due to the increase in the number of Homes Delivered in the Columbus Showcase and Maryland divisions, where the average sales prices are significantly higher than the Company's average due to the types of product offered. In addition, the Maryland and Palm Beach County divisions experienced significant increases in the average sales price of Homes Delivered. In Maryland, the increase was primarily due to the opening of a new subdivision where the average sales price is significantly higher than the division's average and where sales were particularly strong in 1995. In Palm Beach County, the Company expanded the product lines offered to include higher priced homes, allowing the division to build in more upscale areas of the market.

     The decrease in the number of Homes Delivered during 1995 as compared to the prior year was primarily due to the lower number of homes in Backlog at December 31, 1994 as compared to the preceding year end as well as lower New Contracts recorded during the first quarter of 1995. The Company believes New Contracts recorded during the first quarter of 1995 were adversely affected

                 1996 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
         Management's Discussion & Analysis of Results of Operations and
                               Financial Condition
--------------------------------------------------------------------------------

by consumer uncertainty regarding the overall strength of the economy and how it might affect their future.

     The Company also recorded a significant increase in revenue from lot and land sales, which increased to $16.1 million for 1995 from $8.5 million for the preceding year. This increase was primarily attributable to the Maryland division. Late in 1994, the Company completed development of the first phase of a six-phase land development project. Development was in progress on the second phase of this project during 1995. The Company sold a portion of the lots developed in both of these phases to outside home builders. The Company believes that lot and land revenue will remain at relatively high levels for the next few years in comparison to historical amounts as the Company continues to develop this and other projects where a portion of the lots will be sold to outside home builders.

     HOME SALES AND BACKLOG. The Company recorded an 11.0% increase in the number of New Contracts recorded in 1995 as compared to the prior year. This increase was primarily attributable to the Columbus Horizon, Indianapolis, Cincinnati and Raleigh divisions. The Company's lower priced Horizon line of homes was first introduced in Columbus in May 1993 and sales have continued to increase as new locations have been opened. Late in 1994, the Company introduced its Horizon line of homes in both Indianapolis and Cincinnati, where it has found strong acceptance among first-time home buyers. The Raleigh division was able to increase the number of New Contracts recorded in 1995 primarily due to the opening of new subdivisions in more desirable locations. At December 31, 1995, the total sales value of the Company's Backlog of 1,421 homes was approximately $240.1 million, representing an 8.3% increase in sales value and a 13.0% increase in units from the levels reported at December 31, 1994. The average sales price of homes in Backlog decreased 4.2% from December31,1994 to December 31, 1995. This decline was primarily due to the introduction of the Company's lower priced Horizon line into several other markets in 1995 as well as a significant increase in the Backlog for the Columbus Horizon division, whose average sales price is significantly below the Company's average.

     GROSS MARGIN. The overall gross margin for the housing segment was 17.0% for both 1995 and 1994. A slight increase in housing gross margins was partially offset by a decrease in gross margins from lot and land sales. The increase in housing gross margins was primarily due to the Columbus Horizon, Columbus Showcase and Maryland divisions where the Company began closing homes in subdivisions which are in more desirable locations. The decrease in gross margins from lot and land sales was primarily due to the sale of a tract of commercial real estate in 1994, which produced a gross margin significantly higher than normal lot sales. The Company recorded an after-tax gain of approximately $425,000 from this sale. Excluding the effects of this sale, the gross margin from land sales was actually higher in 1995 as the Company began to develop lots in certain areas specifically for sale to third parties where gross margins would be expected to be higher than on other lot sales where the Company will sometimes accept lower gross margins in order to reduce inventory levels.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses as a percentage of total revenue increased from 2.8% for 1994 to 2.9% for 1995. This increase was primarily due to two factors. Bonus expense for Regional and Division Presidents increased approximately $1.1 million from 1994 to 1995. These bonuses are based on customer satisfaction ratings, net income and increases in net income over prior year amounts for the individual's division or region. While net income for the Company as a whole actually decreased from 1994 to 1995, the net income of certain individual divisions and regions increased significantly in the current year, earning these individuals higher bonuses in 1995. In addition, real estate tax expense and homeowners association dues increased approximately $890,000 in 1995 as the Company's investment in developed lots and raw land awaiting development increased over amounts held during 1994.

     SELLING EXPENSES. Selling expenses increased from $31.6 million for 1994 to $34.3 million for 1995, and as a percentage of total revenue increased from 6.5% for 1994 to 6.6% for 1995. In terms of actual dollars spent, a portion of the increase was due to the 5.7% increase in housing revenue which caused a corresponding increase in variable selling expenses. In addition, bonus expense recorded for 1995 for both sales managers and individual salespersons was higher due to the increase in the number of New Contracts recorded in the current year as well as new bonus plans for individual salespersons which were adopted in several divisions in 1995. Additional expenses were also incurred in 1995 related to the opening of model homes in new subdivisions.

                 1996 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

         Management's Discussion & Analysis of Results of Operations and
                               Financial Condition
--------------------------------------------------------------------------------


FINANCIAL SERVICES SEGMENT

The following table sets forth certain information related to the Company's financial services segment:

                                      Year Ended December 31,
(Dollars in thousands)               1996      1995     1994
------------------------------------------------------------------
Number of loans
     originated                       2,427    1,873   1,455

Revenue:
     Loan origination fees           $3,094   $2,258  $1,688
     Sale of servicing and
       marketing gains                3,550    3,047   2,207
     Other                            2,393    1,903   1,355
------------------------------------------------------------------
       Total Revenue                  9,037    7,208   5,250
------------------------------------------------------------------

General & administrative
     expenses                         4,937    4,511   3,726
------------------------------------------------------------------
Operating Income                     $4,100   $2,697  $1,524
------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     TOTAL REVENUE. Total revenue for the year ended December31, 1996 was $9.0 million, a 25.4% increase over total revenue recorded for 1995. Loan origination fees increased 37.0% from 1996 to 1995, primarily due to the 29.6% increase in the number of loans originated as well as an increase in the average loan amount. The increase in the number of loans originated during 1996 as compared to the preceding year was due to an increase in the number of Homes Delivered by the parent company. In addition, two M/I Financial branch offices were opened during 1995 and a branch office was opened in the Raleigh market during 1996. At December 31, 1996, M/IFinancial was operating in eight of the Company's eleven markets. Of these eight markets, 77% of the parent Company's Homes Delivered were financed through M/I Financial.

     Revenue from sale of servicing and marketing gains increased 16.5% to $3.5 million in 1996. This increase was primarily due to the increase in the number of loans originated in the current year as well as an increase in servicing fees due to more fixed rate mortgages originated during 1996 as compared to 1995. In 1995, the Company originated a higher percentage of adjustable rate mortgages as compared to 1996. The Company generally earns higher premiums on fixed rate mortgages as opposed to adjustable rate mortgages. The Company seeks to minimize the risks associated with a rising interest rate market by using hedging methods whereby the Company has the option, but is not required, to complete the hedging transaction. M/I Financial's revenue from sale of servicing and marketing gains was also positively influenced by a significant shift from adjustable rate loans to fixed rate loans, which offer greater income potential through larger servicing release premiums.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 9.4% to $4.9 million for the year ended December 31, 1996 as compared to the $4.5 million recorded in 1995. This increase was primarily due to the opening of two new branches in 1995 and one new branch in 1996 as well as the closing of the Maryland branch in 1996. Also, personnel costs increased due to the significant increase in loans originated.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     TOTAL REVENUE. Total revenue for the year ended December31, 1995 was $7.2 million, a 37.3% increase over total revenue recorded for 1994. Loan origination fees increased 33.8% from 1995 to 1994, primarily due to the 28.7% increase in the number of loans originated as well as an increase in the average loan amount. The increase in the number of loans originated during 1995 as compared to the preceding year was due to an increase in the percentage of the parent company's home sales which were financed through M/I Financial. In addition, M/I Financial branch offices were opened in the Tampa and Maryland markets during 1995.

     Revenue from sale of servicing and marketing gains increased 38.1% to $3.0 million in 1995. This increase was primarily due to the increase in the number of loans originated in 1995 as well as a falling interest rate environment which increased marketing gains. M/I Financial's revenue from sale of servicing and marketing gains was also positively influenced by a significant shift from adjustable rate loans to fixed rate loans which offer greater income potential through larger servicing release premiums.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 21.1% to $4.5 million for the year ended December 31, 1995 as compared to the $3.7 million recorded in 1994. This increase was primarily due to the opening of the two new branches in 1995 as well as increases in personnel costs related to the significant increase in loans originated.

OTHER OPERATING RESULTS

     CORPORATE GENERAL AND ADMINISTRATIVE EXPENSES. Corporate general and administrative expenses for the year ended December31, 1996 totaled $14.2 million, or 2.5% of total revenue, a 24.1% increase from the $11.5 million, or 2.2% of total revenue, recorded for 1995. This increase is primarily due to higher amounts recorded for bonuses and commissions in the current year.

                 1996 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

         Management's Discussion & Analysis of Results of Operations and
                               Financial Condition
--------------------------------------------------------------------------------

     Corporate general and administrative expenses for the year ended December 31, 1995 totaled $11.5 million, or 2.2% of total revenue, a 10.2% increase from the $10.4 million or 2.1% of total revenue, recorded for 1994. This increase was primarily due to expenses incurred in conjunction with the Company's new office building which was under construction during 1995 (See Note 8 to the Consolidated Financial Statements).

     INTEREST EXPENSE. Corporate and home-building interest expense for the year ended December 31, 1996 totaled $12.8 million, a 7.1% decrease from the $13.8 million recorded for the preceding year. Interest expense was lower in the current year due to decreases in the weighted average interest rate and the average borrowings outstanding as a result of more favorable terms on the Company's credit facilities. These decreases were partially offset by a decrease in the net amount of interest capitalized during 1996 as compared to 1995.

     Corporate and home-building interest for the year ended December 31, 1995 totaled $13.8 million, a 42.8% increase over the $9.6 million recorded for the preceding year. This increase was due to increases in the weighted average interest rate and the average borrowings outstanding as well as a decrease in the net amount of interest capitalized during 1995 as compared to 1994. The interest rate on the bank borrowings is based on the prime rate of interest and increased five times during late 1994 and once more in early 1995 as the prime rate of interest increased. The increase in the average borrowings outstanding was primarily used to fund the increase in inventories of both houses under construction as well as land and lot inventories.

     INCOME TAXES. The effective tax rate for 1996 decreased to 38.9% from 40.2% for 1995, primarily as a result of a significant charitable contribution of commercial land.

     The effective tax rate increased from 39.5% to 40.2% from 1994 to 1995.

     EXTRAORDINARY LOSS. In December 1996, the Company redeemed all of its outstanding 14% Subordinated Notes due December 2001 at a price of 106% of par. The principal amount redeemed was $24.5 million and the redemption resulted in an extraordinary loss of $1.3 million, net of income taxes of $0.8 million.

LIQUIDITY AND CAPITAL RESOURCES

     NOTES PAYABLE BANKS. The Company's financing needs depend upon its sales volume, asset turnover, land acquisition and inventory balances. The Company continues to incur substantial indebtedness, and expects to incur indebtedness in the future, to fund the growth of its home-building activities. Historically, the Company's principal source of funds for construction and development activities has been from internally generated cash and from bank borrowings, which are primarily unsecured.

     On December 30, 1996, the Company amended its bank loan agreement. The limit on aggregate borrowings was increased from $166.0 million to $186.0 million, eliminating the seasonality of borrowings available. The maturity date of the loan was extended from September 30, 2000 to September 30, 2001. Limits on certain restrictive covenants were also increased under the amended agreement.

     At December 31, 1996, the Company had bank borrowings outstanding of $77.0 million under its loan agreement relating to its home-building operations, which permits aggregate borrowings not to exceed the lesser of: $186.0 million in revolving credit loans, and $25.0 million, including $4.0 million for joint ventures in which the Company is a partner, in the form of letters of credit; or the Company's borrowing base, which is calculated based on specified percentages of certain types of assets held by the Company as of each month end. The loan agreement matures September 30, 2001, at which time the unpaid balance of the revolving credit loans outstanding shall be due and payable. Under the terms of the loan agreement, the banks make an annual determination as to whether or not to extend the maturity date of the commitments by one year. At December 31, 1996, borrowings under the loan agreement were at LIBOR plus a margin of between 1.75% and 2.5% based on the Company's ratio of EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) to consolidated interest incurred and were primarily unsecured. The loan agreement contains restrictive covenants which require the Company, among other things, to maintain minimum net worth and working capital amounts, to maintain a minimum ratio of EBITDA to consolidated interest incurred and to maintain certain other financial ratios. The loan agreement also places limitations on the amount of additional indebtedness that may be incurred by the Company, the acquisition of undeveloped land, on dividends that may be paid and on the aggregate cost of certain types of inventory the Company can hold at any one time.

     An additional $23.3 million was outstanding as of December 31, 1996 under the M/I Financial loan agreement, which permits borrowings of $25.0 million to finance mortgage loans initially funded by M/I Financial for customers of the Company and a limited amount for loans to others. This agreement limits the borrowings to 95% of the aggregate face amount of the mortgages and contains restrictive covenants requiring M/I Financial to maintain minimum net worth and certain minimum financial ratios. At December 31, 1996, borrowings under this agreement were at the bank's prime rate less 0.25% and were unsecured. The agreement terminates on June 20, 1997, and the unpaid balance of such borrowings are payable on this date.

     At December 31, 1996, the Company had the right to borrow up to $211.0 million under its credit facilities, including $25.0 million under the M/I Financial loan agreement. At December 31,

                 1996 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

         Management's Discussion & Analysis of Results of Operations and
                               Financial Condition
--------------------------------------------------------------------------------

1996, the Company had $110.7 million of unused borrowing availability under its loan agreements. The Company also had approximately $21.5 million of completion bonds and letters of credit outstanding at December 31, 1996.

     On March 15, 1997, the Board of Directors of the Company authorized the repurchase of 500,000 shares of the Company's common stock at $10.50 per share, which represents the closing price of the Company's common stock on March 14, 1997, from the Melvin L. Schottenstein family interests. These shares will be held as treasury shares by the Company. The total purchase price will be $5,250,000 and will be paid from proceeds of the Company's revolving line of credit. In conjunction with this stock transaction, Lenore S. Sagner has resigned from the Board of Directors. Amy D. Schottenstein has been elected to fill this vacancy.

     SUBORDINATED NOTES. On December 3, 1996, the Company issued $25.0 million in the form of a Subordinated Note with The First National Bank of Boston. The proceeds were used to redeem the Company's 14% Subordinated Notes, in the amount of $24.5 million, previously outstanding. The maturity date of the $25.0 million Subordinated Note is December 15, 2001 and can be extended two additional years at the Company's option. The Subordinated Note is redeemable, in whole or in part, after one year without penalty or premium. Interest on the Subordinated Note can adjust every three months and is based on LIBOR plus 3.5%. Upon the redemption of the 14% Subordinated Notes, the Company incurred a $1.3 million extraordinary loss, net of tax.

     In compliance with the terms of the new Subordinated Note, the Company purchased a three-year, 9% interest rate cap agreement, effective December 2, 1996 through December 2, 1999. The agreement provides that if the interest rate in effect for each three month period is greater than the cap rate, the bank will pay to the Company the excess interest computed.

     CASH. Net income from housing and lot and land sales is the Company's primary source of net cash provided by operating activities. Net cash provided by operating activities in the year ended December 31, 1996 was $13.5 million compared to $15.0 million for the prior year. The decrease in net cash provided by operating activities was primarily due to large increases in accounts receivable and inventories partially offset by increases in accounts payable and accrued liabilities.

     LAND AND LAND DEVELOPMENT. Over the past several years, the Company's land development activities and land holdings have increased significantly, and the Company expects that this trend will continue to increase in the foreseeable future. Lots, land and land development costs increased 9.4% in the 4th quarter of 1996 and 6.8% over December 31, 1995. The Company anticipates that its land holdings in the Columbus market will increase 50% in 1997. These increases are primarily due to the shortage of qualified land developers in certain of the Company's markets as well as the competitive advantages that can be achieved by developing land internally rather than purchasing lots from developers or other competing homebuilders. This is particularly true for the Company's Horizon product line where, due to the price points the Company targets, lots are generally not available from third party developers at economically feasible prices. The Company continues to purchase lots from outside developers under option contracts, when possible, to limit its risk; however, the Company will continue to evaluate all of its alternatives to satisfy the Company's demand for lots in the most cost effective manner.

     The $1.9 million decrease in notes payable to banks from December 31, 1995 to December 31, 1996 reflects decreased borrowings primarily attributable to the increase in the number of Homes Delivered in 1996 offset by an increase in single family lots, land and land development costs. Single-family lots, land and land development costs increased $11.1 million in the fourth quarter, and it is expected that borrowing needs will increase as the Company continues to increase its investment in land under development and developed lots and as its investment in houses under construction increases.

     In 1994, the Company entered into a land purchase contract which required a greater investment than the Company normally commits. On January 31, 1994, the Company closed on the first phase of a six-phase land purchase contract in the Maryland division. This first phase was purchased for $6.6 million and was developed into 106 single-family and townhouse lots. Based on the demand for lots in this area and the strong sales in the first phase of this development, the Company purchased the second phase of this development through a series of three closings in May, June and July of 1995. The total purchase price for the second phase was approximately $6.4 million and this section was developed into 122 single family and townhouse lots. On July 1, 1996, the Company purchased the third phase for $5.6 million which will provide an additional 95 single-family and townhouse lots. The Company sold a portion of the developed lots from the first and second phases to outside homebuilders and has entered into similar contracts to sell a portion of the lots in the third phase to outside homebuilders. The Company has an option to purchase each of the remaining three phases. If the Company purchases all six phases, the total purchase price will be approximately $38.9 million and the land will be developed into approximately 710 lots.

     As its capital requirements increase, the Company may increase its borrowings under its bank line of credit. In addition, the Company continually explores and evaluates alternative sources from which to obtain additional capital. In December 1996, the Company eliminated the seasonal aspect of the loan agreement and increased the amount of the lines of credit by $20.0 million.

     The Company executed an agreement with certain unrelated

                 1996 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

         Management's Discussion & Analysis of Results of Operations and
                               Financial Condition
--------------------------------------------------------------------------------

parties for the development and occupancy of an approximately 85,000 square foot building to be used as the Company's headquarters. The five office locations in Columbus, Ohio were consolidated into one building in an effort to improve operating efficiencies. The building was built, and is owned and operated by, a limited liability company in which the Company has invested $1.1 million and holds a 1/3 interest (the LLC). The building will be financed primarily through borrowings of the LLC. The construction financing was jointly and severally guaranteed by the members of the LLC. The Company has entered into a long-term operating lease for the premises with the LLC. Construction of the building was substantially completed late in the fourth quarter of 1996. The Company believes that any commitments arising from this transaction will not significantly affect its liquidity or capital resources.

INTEREST RATES AND INFLATION

     The Company's business is significantly affected by general economic conditions of the United States and, particularly, by the impact of interest rates. Higher interest rates may decrease the potential market by making it more difficult for home buyers to qualify for mortgages or to obtain mortgages at interest rates acceptable to them. Increases in interest rates also would increase the Company's interest expense as the rate on the revolving loans is based upon floating rates of interest. The weighted average interest rate on the Company's outstanding debt was 9.5%, 10.1% and 9.0% for 1996, 1995 and 1994, respectively.

     In conjunction with its mortgage banking operations, the Company uses hedging methods to reduce its exposure to interest rate fluctuations between the commitment date of the loan and the time the loan closes. (See Note 13 to the Consolidated Financial Statements.)

     In recent years, the Company generally has been able to raise prices by amounts at least equal to its cost increases and, accordingly, has not experienced any detrimental effect from inflation. Where the Company develops lots for its own use, inflation may increase the Company's profits because land costs are fixed well in advance of sales efforts. The Company is generally able to maintain costs with subcontractors from the date a home sales contract is accepted; however, in certain situations, unanticipated costs may occur between the time a sales contract is executed and the time a home is constructed, which results in lower gross profit margins.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     The Company wishes to take advantage of the safe harbor provisions included in the Private Securities Litigation Reform Act of 1995. Accordingly, in addition to historical information, this Management's Discussion and Analysis of Results of Operations and Financial Condition contains certain forward-looking statements, including, but not limited to, statements regarding the Company's future financial performance and financial condition. These statements involve a number of risks and uncertainties. Any forward-looking statements made by the Company herein and in future reports and statements are not guarantees of future performance, and actual results may differ materially from those in such forward-looking statements as a result of various factors including, but not limited to, those referred to below.

     GENERAL REAL ESTATE, ECONOMIC AND OTHER CONDITIONS. The home-building industry is significantly affected by changes in national and local economic and other conditions, including employment levels, changing demographic considerations, availability of financing, interest rates, consumer confidence and housing demand. In addition, homebuilders are subject to various risks, many of them outside the control of the homebuilder, including competitive overbuilding, availability and cost of building lots, availability of materials and labor, adverse weather conditions which can cause delays in construction schedules, cost overruns, changes in government regulations, and increases in real estate taxes and other local government fees. The Company has benefited during the current fiscal year from a relatively strong national economy and strong local economies in its markets. The Company has benefited as well from steadily low interest rates. If such trends do not continue, the Company's business will be adversely affected.

     PRESENT AND FUTURE SUBDIVISIONS. The Company intends for its subdivisions to be built out over time. Therefore, the medium- and long-term financial success of the Company will be dependent on the Company's ability to develop and market its subdivisions successfully. Acquiring land and committing the financial and managerial resources to develop a subdivision involves significant risks. Before a subdivision generates any revenue, material expenditures are required for items such as acquiring land; obtaining development approvals; and constructing project infrastructure (such as roads and utilities), model homes and sales facilities. It generally takes several years for subdivisions to achieve cumulative positive cash flow.

     LONG-TERM NATURE OF PROJECTS; PERIOD-TO-PERIOD FLUCTUATIONS. The majority of the Company's subdivisions are long-term projects. Sales activity at the Company's subdivisions varies from period to period, and the ultimate success of any subdivision cannot necessarily be judged by results in any particular period or periods. A subdivision may generate significantly higher sales levels at inception (whether because of local pent-up demand in the area or other reasons) than it does during later periods over the life of the subdivision. Revenues and earnings of the Company will also be affected by period-to-period fluctuations in the mix of product and home closings among the Company's subdivisions.

                 1996 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

         Management's Discussion & Analysis of Results of Operations and
                               Financial Condition
--------------------------------------------------------------------------------

     THE COMPANY'S MARKETS. The Company's operations are concentrated in the Columbus and Cincinnati, Ohio; Indianapolis, Indiana; Tampa, Orlando and Palm Beach County, Florida; Charlotte and Raleigh, North Carolina; and Virginia and Maryland metropolitan areas. Although these are stable, established markets in which the Company has operated successfully, there can be no assurance that the stability of these markets or the Company's favorable results there will continue. Adverse general economic conditions in these markets could have a material adverse impact on the operations of the Company. For the year ended December 31, 1996, approximately 38% of the Company's housing revenue and a significant portion of the Company's operating income was derived from operations in its Columbus, Ohio market. The Company's performance could be significantly affected by changes in this market. The Company has also expanded into a new geographic market, Phoenix, Arizona, which could reduce the Company's dependence upon its existing markets. The Company currently has three employees in Phoenix and is actively pursuing land positions in the Phoenix market. A significant amount of selling and general and administrative expenses are incurred when opening a new division, and, as a result, such expenses will increase in 1997. However, any new markets may prove to be less stable and may involve delays, problems and expenses not typically found by the Company in the existing markets with which it is familiar. Such delays, problems, and expenses would be likely to occur in any new market and may include, without limitation, the development of relationships with local contractors and suppliers, land acquisition and development, construction of new model homes, acquiring local office facilities and hiring additional personnel.

     COMPETITION. The home-building industry is highly competitive. The Company competes in each of its local market areas with numerous national, regional and local homebuilders, some of which have greater financial, marketing, land acquisition, and sales resources than the Company. Builders of new homes compete not only for home buyers, but also for desirable properties, financing, raw materials and skilled subcontractors. The Company also competes with the resale market for existing homes which provides certain attraction for home buyers over building a new home. The Company attempts to meet this competition from the home resale market by offering benefits which the resale market for existing homes cannot provide: new home warranties and the flexibility to select precise location, style and elevation, and interior and exterior finishes.

     GOVERNMENTAL REGULATION AND ENVIRONMENTAL CONSIDERATIONS. The home-building industry is subject to increasing local, state and Federal statutes, ordinances, rules and regulations concerning zoning, resource protection (preservation of woodlands and hillside areas), building design, and construction and similar matters, including local regulations which impose restrictive zoning and density requirements in order to limit the number of homes that can eventually be built within the boundaries of a particular location. Such regulation affects construction activities, including construction materials which must be used in certain aspects of building design, as well as sales activities and other dealings with homebuyers. The Company must also obtain licenses, permits and approvals from various governmental agencies for its development activities, the granting of which are beyond the Company's control. Furthermore, increasingly stringent requirements may be imposed on homebuilders and developers in the future. Although the Company cannot predict the impact on the Company of compliance with any such requirements, such requirements could result in time consuming and expensive compliance programs.

     The Company is also subject to a variety of local, state and Federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. The particular environmental laws which apply to any given project vary greatly according to the project site and the present and former uses of the property. These environmental laws may result in delays, cause the Company to incur substantial compliance costs (including substantial expenditures for pollution and water quality control) and prohibit or severely restrict development in certain environmentally sensitive regions. Although there can be no assurance that it will be successful in all cases, the Company has a general practice of requiring an environmental audit and resolution of environmental issues prior to purchasing land in an effort to avoid major environmental issues in the Company's developments.

     In addition, the Company has been, and in the future may be, subject to periodic delays or may be precluded from developing certain projects due to building moratoriums. These moratoriums generally relate to insufficient water supplies, sewage facilities, delays in utility hook-ups, or inadequate road capacity within the specific market area or subdivision. These moratoriums can occur prior to, or subsequent to, commencement of operations by the Company without notice to, or recourse by, the Company. Although the Company's practice of resolving such issues before committing to purchase property tends to reduce the Company's exposure to financial risk as a result of such moratoriums, the Company must utilize its resources in dealing with them.

     CONSTRUCTION. The Company has from time to time experienced shortages of materials or qualified subcontractors and volatile increases in the cost of certain materials (particularly increases in the price of lumber and framing, which are significant components of home construction costs), resulting in longer than normal construction periods and increased costs not reflected in the prices of homes. Generally, the Company's home sales contract does not contain provisions for price increases if the Company's costs of construction increase.

[DELOITTE & TOUCHE LLP LOGO]

                          INDEPENDENT AUDITORS' REPORT



To the Stockholders and Directors of
M/I Schottenstein Homes, Inc.:

         We have audited the accompanying consolidated balance sheets of M/I Schottenstein Homes, Inc. and its subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of M/I Schottenstein Homes, Inc. and its subsidiary at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Columbus, Ohio
February 27, 1997, except with respect to the last paragraph of Note 2, for which the date is March 15, 1997

                 1996 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

                        Consolidated Statements of Income
--------------------------------------------------------------------------------

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARY

                                                                                      YEAR ENDED DECEMBER 31,
(Dollars in thousands, except per share amounts)                         1996                  1995                  1994
---------------------------------------------------------------------------------------------------------------------------
Revenue (Notes 1, 4 and 5)                                             $ 577,192             $527,822              $491,719
---------------------------------------------------------------------------------------------------------------------------

Costs and expenses:
     Land and housing (Notes 1, 2 and 4)                                 468,089              431,961               403,554
     General and administrative (Notes 1 and 2)                           34,980               30,660                27,208
     Selling (Notes 1 and 2)                                              37,943               34,497                31,799
     Interest (Notes 1, 4, 6 and 7)                                       13,103               14,198                 9,965
---------------------------------------------------------------------------------------------------------------------------

Total costs and expenses                                                 554,115              511,316               472,526
---------------------------------------------------------------------------------------------------------------------------

Income before income taxes and extraordinary loss                         23,077               16,506                19,193
---------------------------------------------------------------------------------------------------------------------------

Income taxes (credit) (Note 11):
     Current                                                              11,049                8,399                 8,101
     Deferred                                                             (2,082)              (1,769)                 (521)
---------------------------------------------------------------------------------------------------------------------------

Total income taxes                                                         8,967                6,630                 7,580
---------------------------------------------------------------------------------------------------------------------------

Income before extraordinary loss                                          14,110                9,876                11,613
---------------------------------------------------------------------------------------------------------------------------

Extraordinary loss from extinguishment of debt,
     net of income taxes of $823 (Note 7)                                 (1,287)                   -                     -
---------------------------------------------------------------------------------------------------------------------------

Net income                                                             $  12,823             $  9,876              $ 11,613
---------------------------------------------------------------------------------------------------------------------------

Net income before extraordinary loss per common share (Note 1)         $    1.60             $   1.12              $   1.32
---------------------------------------------------------------------------------------------------------------------------

Extraordinary loss per common share (Note 7)                           $    (.14)                   -                     -
---------------------------------------------------------------------------------------------------------------------------

Net income per common share (Note 1)                                   $    1.46             $   1.12              $   1.32
---------------------------------------------------------------------------------------------------------------------------

Weighted average common shares outstanding                             8,800,000            8,800,000             8,800,000
---------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                 1996 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

                           Consolidated Balance Sheets
--------------------------------------------------------------------------------

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARY

                                                                                                     DECEMBER 31,
(Dollars in thousands, except par values)                                                  1996                       1995
---------------------------------------------------------------------------------------------------------------------------
ASSETS

Cash, including cash in escrow (Note 1)                                                 $   6,761                  $  8,136
Receivables (Note 3)                                                                       34,447                    23,612
Inventories (Notes 1, 2, 4 and 5):
     Single-family lots, land and land development costs                                  129,025                   120,806
     Houses under construction                                                             89,696                    86,110
     Model homes and furnishings (less accumulated
         depreciation:  1996 - $56; 1995 - $823)                                           19,482                    20,971
     Land purchase deposits                                                                   716                       381
Office furnishings, transportation and
     construction equipment - at cost (less accumulated
     depreciation:  1996 - $6,668; 1995 - $6,106) (Note 1)                                  1,635                     2,392
Investment in unconsolidated joint ventures and
     limited partnerships (Notes 2, 4, 5 and 8)                                            12,998                    11,641
Other assets (Notes 1 and 11)                                                              10,599                     7,094
---------------------------------------------------------------------------------------------------------------------------
         TOTAL                                                                          $ 305,359                  $281,143
---------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Notes payable banks - home-building operations (Note 6)                                 $  77,000                  $ 87,000
Note payable bank - financial operations (Note 6)                                          23,300                    15,200
Subordinated notes (Note 7)                                                                25,000                    24,513
Accounts payable                                                                           32,016                    29,219
Accrued compensation                                                                       11,802                     7,336
Income taxes payable (Note 11)                                                              1,502                     2,771
Accrued interest, warranty and other (Note 1)                                              15,349                    10,136
Customer deposits                                                                           7,071                     5,472
---------------------------------------------------------------------------------------------------------------------------
         TOTAL LIABILITIES                                                                193,040                   181,647
---------------------------------------------------------------------------------------------------------------------------

Commitments and Contingencies (Notes 4, 6, 7, 8, 10, 12 and 13)
---------------------------------------------------------------------------------------------------------------------------

Stockholders' equity (Notes 1, 2, 6, 9 and 10):
Preferred stock - $.01 par value; authorized -
     2,000,000 shares; none outstanding                                                         -                         -
Common stock - $.01  par value; authorized - 38,000,000
     shares; issued and outstanding - 8,800,000 shares                                         88                        88
Additional paid-in capital                                                                 50,573                    50,573
Retained earnings                                                                          61,658                    48,835
---------------------------------------------------------------------------------------------------------------------------
         TOTAL STOCKHOLDERS' EQUITY                                                       112,319                    99,496
---------------------------------------------------------------------------------------------------------------------------
         TOTAL                                                                          $ 305,359                  $281,143
---------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                 1996 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

                 Consolidated Statements of Stockholders' Equity
--------------------------------------------------------------------------------

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARY

                                                                  Common Stock
                                                         ----------------------------          Additional
                                                           Shares                                Paid-in             Retained
(Dollars in thousands)                                   Outstanding          Amount             Capital             Earnings
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                             8,800,000              $88               $50,573             $28,428
     Net income                                                  -                -                     -              11,613
     Distributions to stockholders (Note 1)                      -                -                     -              (1,082)
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                             8,800,000               88                50,573              38,959
     Net income                                                  -                -                     -               9,876
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                             8,800,000               88                50,573              48,835
     Net income                                                  -                -                     -              12,823
-------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                             8,800,000              $88               $50,573             $61,658
-------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                 1996 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

                      Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARY


                                                                                      YEAR ENDED DECEMBER 31,
(Dollars in thousands)                                                      1996                 1995                  1994
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                       $  12,823              $   9,876              $ 11,613
     Adjustments to reconcile net income to net cash
        provided (used) by operating activities:
         Extraordinary loss from extinguishment of debt                    2,110                     -                     -
         Loss from property disposals                                      1,008                   335                   254
         Depreciation and amortization                                     1,377                 1,754                 1,647
         Deferred income tax credit                                       (2,082)               (1,769)                 (521)
         Decrease (increase) in receivables                              (10,835)               (6,265)                3,865
         Decrease (increase) in inventories                                 (612)                5,775               (38,807)
         Decrease (increase) in other assets                              (1,589)                  861                  (845)
         Increase (decrease) in accounts payable                           2,797                (2,217)                6,652
         Increase (decrease) in income taxes payable                      (1,269)                1,602                (1,453)
         Increase (decrease) in accrued liabilities                        9,983                 5,155                (1,694)
         Equity in undistributed income of
              unconsolidated joint ventures and limited partnerships        (223)                 (132)                 (242)
-------------------------------------------------------------------------------------------------------------------------------
              Net cash provided (used) by operating activities            13,488                14,975               (19,531)
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Additions to model and office furnishings, transportation
         and construction equipment                                         (611)                 (691)               (2,149)
     Investment in unconsolidated joint ventures                         (12,718)              (10,423)               (9,752)
     Distributions from unconsolidated joint ventures
         and limited partnerships                                            871                 1,477                   823
-------------------------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                           (12,458)               (9,637)              (11,078)
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Notes payable banks:
         Cash proceeds from borrowings                                   422,551               396,793               438,816
         Principal repayments                                           (424,451)             (407,023)             (403,891)
     Principal repayments of mortgage notes payable                         (463)                 (360)                 (571)
     Proceeds from the issuance of subordinated notes                     25,000                     -                     -
     Principal repayments of subordinated notes                          (24,513)                    -                     -
     Debt issuance costs                                                    (650)                    -                     -
     Subordinated notes redemption premium                                (1,478)                    -                     -
     Net increase (decrease) in customer deposits                          1,599                  (671)                  747
     Distributions paid to former S corporation stockholders                   -                     -                (1,082)
-------------------------------------------------------------------------------------------------------------------------------
         Net cash provided (used) by financing activities                 (2,405)              (11,261)               34,019
-------------------------------------------------------------------------------------------------------------------------------
         Net increase (decrease) in cash                                  (1,375)               (5,923)                3,410
         Cash balance at beginning of year                                 8,136                14,059                10,649
-------------------------------------------------------------------------------------------------------------------------------
         Cash balance at end of year                                  $    6,761             $   8,136             $  14,059
-------------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
     Cash paid during the year for:
         Interest - net of amount capitalized                         $   12,875             $  14,007             $  10,634
         Income taxes - net                                           $   11,495             $   6,797             $   9,554
NON-CASH TRANSACTIONS DURING THE YEAR:
     Land acquired with mortgage notes payable                        $      159             $     374             $     519
     Single-family lots distributed from unconsolidated
         joint ventures                                               $   10,713             $   5,628             $  11,588
-------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                 1996 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARY
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION. The accompanying consolidated financial statements include the accounts of M/I Schottenstein Homes, Inc. and its subsidiaries. All significant intercompany transactions have been eliminated. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The Company is engaged primarily in the construction and sale of single-family residential property in Columbus and Cincinnati, Ohio; Tampa, Orlando and Palm Beach County, Florida; Charlotte and Raleigh, North Carolina; Indianapolis, Indiana; the Virginia and Maryland suburbs of Washington, D.C. and, beginning in 1997, Phoenix, Arizona. The Company designs, builds and sells single-family homes on finished lots, which it purchases ready for home construction or which it develops. The Company also purchases undeveloped land to develop finished lots for future construction of single-family homes and for sale to others.

     The Company also conducts mortgage banking activities through M/I Financial, which originates mortgage loans primarily for purchasers of the Company's homes. The loans and the majority of the servicing rights are sold to outside mortgage lenders.

     CASH IN ESCROW. Cash includes cash held in escrow of $393,000 and $407,000 at December 31, 1996 and 1995, respectively, pending completion of construction. Cash was primarily held in one bank at December 31, 1996 and 1995.

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

     INTEREST. The Company capitalizes interest during development and construction. Capitalized interest is charged to interest expense as the related inventory is delivered. The summary of total interest for 1996, 1995 and 1994 is as follows:

(Dollars in thousands)                       1996        1995        1994
--------------------------------------------------------------------------
Interest capitalized, beginning of year   $  7,560    $  7,322    $  6,139
Interest incurred                           12,405      14,436      11,148
Interest expensed                          (13,103)    (14,198)     (9,965)
--------------------------------------------------------------------------
Interest capitalized, end of year         $  6,862    $  7,560    $  7,322
--------------------------------------------------------------------------

     REVENUE RECOGNITION. Revenue and cost of revenue from the sale of real estate are recognized at the time title is transferred to the buyer and the buyer has met the minimum down payment requirement. Discounts and other sales incentives are included as a reduction of home-building revenue.

     The following table summaries both home-building and lot and land sales and cost of sales included in revenue and cost of revenue:

(Dollars in thousands)           1996       1995       1994
------------------------------------------------------------
Home-building sales           $560,980   $505,810   $478,657
Lot and land sales               8,915     16,145      8,528
Home-building cost of sales    460,573    418,697    397,063
Lot and land cost of sales       7,515     13,264      6,491
------------------------------------------------------------

     M/I Financial recognizes revenue from application fees when received, while revenue from loan origination fees are recorded when the loan closes. M/I Financial sells its loans and the majority of its servicing rights to outside mortgage lenders. The revenue from these transactions is recorded when the loan is sold. M/I Financial uses various methods to hedge the interest rate risk related to the loans it has committed to make to home buyers (see Note 13). Gains or losses resulting from these hedging transactions are included in revenue when the gain or loss from the sale of the related loan is recorded.

     WARRANTY COST. The Company provides a two-year limited warranty on materials and workmanship and a twenty-year limited warranty against major structural defects. An estimated amount of warranty cost is provided for each house at the time of sale. Warranty expense was $5,492,000, $4,475,000 and $4,256,000 for 1996, 1995 and 1994, respectively.

     DEPRECIATION. Depreciation of office furnishings, transportation and construction equipment is computed using both straight-line and accelerated methods based on the estimated useful lives of the assets. Depreciation expense was $1,193,000, $1,574,000 and $1,466,000 in 1996, 1995 and 1994, respectively.

     AMORTIZATION. The costs incurred in connection with the issuance of the new Subordinated Note, issued in 1996, (see Note7) are being amortized over the terms of the related debt and are included in interest expense. Unamortized debt issuance costs of $632,000 relating to the new Subordinated Note, and $798,000 relating to the 14% Subordinated Notes, are included in other assets at December 31, 1996 and 1995, respectively.

     ADVERTISING. The Company expenses advertising costs as incurred. The Company expensed $4,765,000, $4,963,000 and

                 1996 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

$4,831,000 in 1996, 1995 and 1994, respectively.

     NET INCOME PER COMMON SHARE. Net income per common share is calculated based on the weighted average shares outstanding during the period. The Company has no common stock equivalents other than outstanding options, which have no significant effect on the calculation.

     PROFIT SHARING. The Company has a trusteed deferred profit-sharing plan which covers substantially all Company employees and permits members to make contributions to the plan on a pre-tax salary reduction basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Company contributions to the plan are made at the discretion of the Board and totalled $825,000 in 1996, $620,000 in 1995 and $715,000 in 1994 (including payment of expenses incurred by the plan).

     DISTRIBUTIONS TO STOCKHOLDERS. Distributions to stockholders represent payments by the Company to its stockholders for income earned while it was an S corporation. In January 1994, the Company made distributions of $1,082,000 to the former S corporation stockholders related to the Company's earnings from January 1, 1993 to November 8, 1993 (the date the Company's status as an S corporation was terminated).

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

     The Company adopted SFAS 121 during the first quarter of 1996. Based on the Company's analysis of its home-building inventories, nothing of significance was found to be impaired and therefore the implementation of this statement had no impact on the financial condition or results of operations of the Company.

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation". Under SFAS 123, companies are encouraged, but not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," but are required to disclose in a note to the financial statements pro forma net income and earnings per share, as if the Company had applied the new method of accounting. The Company has determined that it will not adopt the expense recognition provisions of this standard; therefore, the new standard will have no effect on the Company's financial condition or results of operations. See Note 10 for the required disclosure under SFAS 123.

2. TRANSACTIONS WITH RELATED PARTIES

     Related parties are entities owned by, or partially owned by, certain stockholders of the Company or joint ventures and limited partnerships (see Notes 4 and 5) in which investments by the Company are accounted for by the equity method.

     The Company purchased lots and undeveloped land from the joint ventures and limited liability companies or limited partnerships of approximately $1,159,000, $4,286,000 and $3,608,000 in 1996, 1995 and 1994, respectively. The Company received distributions of $10,713,000, $5,628,000 and $11,588,000 in developed lots at cost in 1996, 1995 and 1994, respectively. The Company also had notes receivable from limited partnerships in 1995 (see Note 3).

     Eric J. Schottenstein, formerly Senior Vice President/Regional Manager - Carolina Region, resigned his position with the Company in December 1993. Mr. Schottenstein agreed to serve as a consultant to the Company for a period of three years, for which he was paid $192,000 in 1996, $207,000 in 1995 and $215,000 in 1994. This contract was paid in full in 1996.

     On March 15, 1997, the Board of Directors of the Company authorized the repurchase of 500,000 shares of the Company's common stock at $10.50 per share, which represents the closing price of the Company's common stock on March 14, 1997, from the Melvin L. Schottenstein family interests. These shares will be held as treasury shares by the Company. The total purchase price will be $5,250,000 and will be paid from proceeds of the Company's revolving line of credit. In conjunction with this stock transaction, Lenore S. Sagner has resigned from the Board of Directors. Amy D. Schottenstein has been elected to fill this vacancy.

3. RECEIVABLES

Receivables consist of the following:

(Dollars in thousands)                         1996       1995
-----------------------------------------------------------------
Mortgage loans to be funded                  $34,121    $22,797
Notes receivable from limited partnerships         -        440
Accounts receivable                              326        356
Accounts receivable from limited partnerships      -         19
-----------------------------------------------------------------
Total receivables                            $34,447    $23,612
-----------------------------------------------------------------

     Mortgage loans to be funded relate to houses sold and closed prior to December 31 and which were subsequently funded by unrelated lending institutions. Notes receivable from limited partnerships represent an advance from the Company which bore interest at the prime rate plus 1/2% for a total of 9.00% at December 31, 1995. The note was collected in full in 1996 (see Note 5).

4. INVESTMENT IN UNCONSOLIDATED JOINT VENTURES AND LIMITED LIABILITY
CORPORATIONS


     At December 31, 1996, the Company had interests varying from 33% to 50% in each of 18 separate joint ventures (33% - 4 and 50% - 14), three formed in 1995, three in 1994, and twelve prior to 1994, and five separate limited liability corporations formed in 1996 (33% - 1 and 50% - 4) that engage in land development activi-

                 1996 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

ties. These interests are recorded using the equity method of accounting.

     The Company receives its percentage interest of profits or its percentage interest of the lots developed in the form of a capital distribution. The Company received distributions of $10,713,000, $5,628,000 and $11,588,000 in developed lots at cost in 1996, 1995 and 1994, respectively, and purchased lots totalling $1,159,000, $1,333,000 and $1,105,000 in 1996, 1995 and 1994 from the joint ventures and limited liability corporations.

     Summarized condensed combined financial information for the joint ventures and limited liability corporations as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 is as follows:

SUMMARIZED CONDENSED COMBINED BALANCE SHEETS
-------------------------------------------------------------------
                                               December 31,
(Dollars in thousands)                     1996          1995
-------------------------------------------------------------------
Assets:
     Single-family lots,
     Land and land development costs      $28,378       $25,173
     Other assets                           1,796         1,284
-------------------------------------------------------------------
Total                                     $30,174       $26,457
-------------------------------------------------------------------
Liabilities:
     Debt                                 $ 1,081       $ 2,544
     Other liabilities                      3,429         2,132
-------------------------------------------------------------------
Total liabilities                           4,510         4,676
Partners' equity:
     Company's equity                      11,143         9,890
     Other                                 14,521        11,891
-------------------------------------------------------------------
Total Partners' equity                     25,664        21,781
-------------------------------------------------------------------
Total                                     $30,174       $26,457
-------------------------------------------------------------------

SUMMARIZED CONDENSED COMBINED STATEMENTS OF OPERATIONS
-------------------------------------------------------------------
                                     Year Ended December 31,
(Dollars in thousands)            1996        1995        1994
-------------------------------------------------------------------
Revenue                          $1,334      $2,335    $1,706
Costs and expenses                1,153       2,158     1,809
-------------------------------------------------------------------
Income (loss)                    $  181      $  177    $ (103)
-------------------------------------------------------------------

     Joint venture earnings include $20,000, $45,000 and $44,000 of intercompany profit not included in the Company's earnings for 1996, 1995 and 1994, respectively. In addition, included in the Company's investment in the joint ventures at December 31, 1996 and 1995, is $349,000 and $413,000 of capitalized interest and other costs relating to the joint ventures. Letters of credit totalling approximately $3,297,000 are outstanding at December 31, 1996, which serve as completion bonds for joint venture development work in progress.


5. INVESTMENT IN LIMITED PARTNERSHIPS

     In 1992, the Company became a limited partner in two limited partnerships formed by affiliates to purchase and develop land and lots. The operations of the limited partnerships has primarily been funded through advances from the Company. In 1996, all outstanding advances and deposits were reimbursed to the Company. The advances outstanding as of December 31, 1995 totaled $465,000, which included $440,000 of notes receivable, which bore interest at prime plus 1/2%, and included $6,000 of deposits for lots the Company had an option to purchase from the limited partnerships at fair market value. The Company purchased lots totalling $2,953,000 and $2,503,000 from the limited partnerships in 1995 and 1994, respectively. No lots were purchased from the limited partnerships in 1996.

     For both limited partnerships, the land and related debt were recorded on the limited partnerships' books and the Company was not contingently liable for any of the limited partnerships' debt; therefore, the only amounts related to the limited partnerships that were recorded on the Company's books were the advances noted above, and the Company's investment in the limited partnerships of $0 and $262,000 at December 31, 1996 and 1995, respectively. The Company recorded income using the equity method of accounting from the limited partnerships of $65,000, $85,000 and $322,000 respectively for 1996, 1995 and 1994.

6. NOTES PAYABLE BANKS

     At December 31, 1996, the Company had revolving credit loans of $77,000,000 and letters of credit totalling $17,048,000 outstanding under a loan agreement with five banks. Borrowings under the loan agreement are at LIBOR plus a margin of between 1.75% and 2.50% and are primarily unsecured. This agreement provides for total borrowings not to exceed the lesser of $186,000,000 under the revolving credit agreement and $25,000,000, including $4,000,000 for joint ventures in which the Company is a partner, in the form of letters of credit; or the Company's borrowing base, which is calculated based on specified percentages of certain types of assets held by the Company as of each month end. This revolving credit facility and letter of credit commitment expires September 30, 2001, at which time the unpaid balance of the revolving credit loans outstanding shall be due and payable. Under the terms of the agreement, the banks shall make an annual determination as to whether or not to extend the maturity date of the commitment by one year. The Company is required to pay interest at LIBOR plus a margin and a commitment fee of 1/4 of 1% based upon the average daily unused portion of the note. The terms of the loan agreement contain restrictive covenants which require the Company, among other things, to maintain minimum net worth and working capital amounts and to maintain certain financial ratios. This agreement also places limitations on the amount of additional indebtedness that may be incurred by the Company, the acquisition of undeveloped land, on dividends that may be paid and on the aggregate cost of certain types of inventory the Company can hold at any one time.

     At December 31, 1996, $23,300,000 was outstanding under a revolving loan agreement with a bank ("M/I Financial Loan Agreement") pursuant to which the Company and M/I Financial were permitted to borrow up to $25,000,000 to finance mortgage loans initially funded by M/I Financial for customers of the Company and a limited amount for loans to others. This agreement limits the borrowings to 95% of the aggregate face amount of the

                 1996 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

mortgages and contains restrictive covenants requiring M/I Financial to maintain minimum net worth and certain minimum financial ratios. Borrowings under this agreement are at the bank's prime rate less 0.25% and are unsecured. A commitment fee of 1/4 of 1% is payable quarterly based upon the average daily unused portion of the note. The M/I Financial Loan Agreement terminates on June 20, 1997 and the unpaid balance of such loans are payable on this date.

     At December 31, 1996, the Company had $109,000,000 of unused borrowing availability under its loan agreement, as well as $1,700,000 under the M/I Financial Loan Agreement. The weighted average interest rate of the Company's bank borrowings was 7.6% at December31,1996 and 8.5% at December 31, 1995 and 1994.

7.  SUBORDINATED NOTES

   In December 1991, the Company issued $20,000,000 principal amount of 14% Subordinated Notes and in April 1992, issued an additional $4,513,000. In December 1996, the Company redeemed all of these notes at a price of 106% of par. The redemption resulted in an extraordinary loss of $1,287,000, net of income taxes of $823,000.

   In December 1996, the Company executed a $25,000,000 Subordinated Note Purchase Agreement with The First National Bank of Boston. The proceeds were used to redeem the 14% Subordinated Notes outstanding in the amount of $24,513,000. The maturity date of the new Subordinated Note is December 15, 2001 and can be extended two additional years at the Company's option. The new Subordinated Note is redeemable, in whole or in part, after one year without penalty or premium. Each partial payment must be equal to or in excess of $5,000,000. Interest on the new Subordinated Note is at LIBOR plus 3.50% and adjusts quarterly. The new Subordinated Note limits payments for cash dividends to $2,000,000 plus a percentage of revenues.

   In compliance with the terms of the new Subordinated Note, the Company purchased a three-year, 9% interest rate cap agreement, effective December 2, 1996 through December 2, 1999. The agreement provides that if the interest rate in effect for each three month period is greater than the cap rate, the bank will pay to the Company the excess interest computed.

8. LEASE COMMITMENTS

   The Company leases various office facilities, automobiles, model furnishings, and model homes under operating leases with remaining terms of one to twenty years. At December 31, 1996, the future minimum rental commitments, totalling $29,062,000, under noncancelable operating leases with initial terms in excess of one year are as follows: 1997 - $3,363,000; 1998 - $2,290,000; 1999 -
$1,745,000; 2000 - $1,335,000; 2001 - $1,205,000; and thereafter - $19,124,000.

   The Company's lease with a related party for approximately 27,000 square feet of office space expired August 31, 1996. At this time the Company extended the lease on a month-to-month basis at the current rental rate through February 1997. Rental expense was $347,000, $358,000 and $367,000 for 1996, 1995 and
1994, respectively.

   In 1995, the Company became a 1/3 owner of a limited liability company (the "LLC") formed to build, own and operate an approximately 85,000 square foot office building in Columbus, Ohio. The Company consolidated its five Columbus locations into this building and entered into a 20 year lease for the premises with the LLC. The Company moved into this new facility in December 1996. Included in the future minimum rental commitments above are rentals of $990,000 for 1997; $1,132,000 for 1998; $1,132,000 for 1999; $1,132,000 for 2000;
$1,132,000 for 2001; and $19,124,000 for all periods thereafter.

   The Company's total rental expense was $5,048,000, $5,023,000 and $3,699,000 for 1996, 1995 and 1994, respectively.

9. PREFERRED STOCK

   The Articles of Incorporation authorize the issuance of 2,000,000 shares of preferred stock, par value $.01 per share. The Board of Directors of the Company is authorized, without further stockholder action, to divide any or all shares of the authorized preferred stock into series and to fix and determine the designations, preferences and relative, participating, optional or other special rights (excluding, under current Ohio law, voting rights) and qualifications, limitations or restrictions thereon, of any series so established, including dividend rights, liquidation preferences, redemption rights and conversion privileges.

10. STOCK INCENTIVE PLAN

   In November 1993, the Company adopted the M/I Schottenstein Homes, Inc. 1993 Stock Incentive Plan. This plan includes stock option, restricted stock and stock appreciation programs, under which an aggregate of 425,000 shares of common stock have been reserved for issuance. No awards have been granted under the restricted stock and stock appreciation programs. Stock options are granted at the market price at the close of business on the date of grant. Options awarded vest 20% annually over five years and expire after ten years. The following summarizes the transactions under the stock option program:

                                                       Weighted
                                       Option Price  Avg. Exercise
                           Shares        Per Share      Price
---------------------------------------------------------------------
Options outstanding
   December 31, 1993            -                 -          -
   Granted                 94,200           $16.125    $16.125
   Forfeited              (10,000)          $16.125    $16.125
---------------------------------------------------------------------
Options outstanding
   December 31, 1994       84,200           $16.125    $16.125
   Granted                 68,200       $6.75-$9.25     $6.823
   Forfeited              (18,000)    $6.75-$16.125    $14.042
---------------------------------------------------------------------
Options outstanding
   December 31, 1995      134,400     $6.75-$16.125    $11.684
   Granted                 60,700           $10.875    $10.875
   Forfeited               (1,250)  $10.875-$16.125    $11.925
---------------------------------------------------------------------
Options outstanding
   December 31, 1996      193,850     $6.75-$16.125    $11.429
---------------------------------------------------------------------
Options exercisable at
   December 31, 1994       16,840           $16.125    $16.125
   December 31, 1995       40,920     $6.75-$16.125    $13.208
   December 31, 1996       79,590     $6.75-$16.125    $12.338
---------------------------------------------------------------------

                 1996 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

     At December 31, 1996, options outstanding have a weighted average remaining contractual life of 8.9 years.

     In February 1997, the Company granted options for an additional 28,600 shares with the same terms as the previous awards, at a price of $10.625 which represents the market value at the date of grant.

     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1996: expected volatility of 37.29%; risk-free interest rate of 8.50%; and expected lives of 4 years, and for grants in 1995: expected volatility of 50.84%; risk-free interest rate of 8.88%; and expected lives of 4 years. Based on these calculations, the fair value of the stock options at the date of grant were immaterial to the Company's financial statements at December 31, 1996 and 1995.

11. INCOME TAXES

The provision for income taxes consists of the following:

(Dollars in thousands)            1996        1995      1994
------------------------------------------------------------------
Federal                         $7,060      $5,312     $6,216
State and local                  1,907       1,318      1,364
------------------------------------------------------------------
   Total                        $8,967      $6,630     $7,580
==================================================================

     Reconciliations of the differences between income taxes computed at federal statutory tax rates and consolidated provision for income taxes are as follows:

(Dollars in thousands)              1996       1995      1994
------------------------------------------------------------------
Federal taxes at statutory rate    $8,077    $5,777    $6,718
Deduct federal tax effect of:
   Charitable contribution           (414)        -         -
   State taxes -
      net of federal tax benefit    1,240       857       887
   Other                               64        (4)      (25)
------------------------------------------------------------------
   Total                           $8,967    $6,630    $7,580
==================================================================

     The tax effects of the significant temporary differences which comprise the deferred tax assets and liabilities at December 31,1996 and 1995 are as follows:


-------------------------------------------------------------------
(Dollars in thousands)                    1996         1995
-------------------------------------------------------------------
Assets:
Warranty, insurance and other
    reserves                             $3,589       $1,855
Inventory writedowns                      1,107          749
Inventories                                 706          584
State taxes                                  --          226
Depreciation                                147           67
Other                                       647          420
-------------------------------------------------------------------
Total deferred tax assets                 6,196        3,901
-------------------------------------------------------------------
Liabilities:
Prepaid expenses and deferred charges     1,030          854
State taxes                                  37           --
-------------------------------------------------------------------
Total deferred tax liabilities            1,067          854
-------------------------------------------------------------------
Net deferred tax asset                   $5,129       $3,047
===================================================================

12. COMMITMENTS AND CONTINGENCIES

     At December 31, 1996, the Company had sales agreements outstanding, some of which have open contingencies for approval of financing, to deliver 1,337 homes with an aggregate purchase price of approximately $245,236,000. At December 31, 1996, the Company had options and contingent purchase contracts to acquire land and developed lots with an aggregate purchase price of approximately $167,010,000. Purchase of the properties is contingent upon satisfaction of certain requirements by the Company and the sellers.

     At December 31, 1996, the Company had outstanding approximately $21,501,000 of completion bonds and standby letters of credit, which serve as completion bonds for development work in progress, deposits on land and lot purchase contracts and miscellaneous deposits.

     The Company is involved from time to time in routine litigation. Management does not believe that the ultimate resolution of such litigation will be material to the financial statements of the Company.

13. FINANCIAL INSTRUMENTS

     M/I Financial offers fixed and adjustable rate mortgage loans, primarily to buyers of the Company's homes. At December 31, 1996, M/I Financial is committed to fund $79,800,000 in mortgage loans to home buyers. Of this total, approximately $11,000,000 are adjustable rate loans and $68,800,000 are fixed rate loan commitments. The loans are granted at current market interest rates and the rate is guaranteed through the transfer of the title of the home to the buyer (the "Closing"). M/I Financial uses hedging methods to reduce its exposure to interest rate fluctuations between the commitment date of the loan and the time the home closes. The method to be used is determined at the time of the loan commitment based on the market conditions and alternatives available. M/I Financial's policy requires that there be no interest rate risk on loans closed waiting to be sold. Also according to policy, the pipeline of committed loans is to be hedged at 70 to 95% of the committed balance, which is the balance of loans expected to be closed.

     One of the methods that M/I Financial uses to hedge the interest rate risk relative to unclosed loans is to purchase commitments from outside investors to acquire the loans at the interest rate at which the loan will be closed. The cost of these purchase commitments is recorded as an asset and is expensed as loans are closed under the related commitments. Any remaining unused balance is expensed when the commitment expires, or earlier if the Company determines that they will be unable to use the entire commitment prior to its expiration date. The Company expended $1,345,000, $898,000 and $1,406,000 in 1996, 1995 and 1994,
respectively, related to purchase commitments from outside investors to acquire mortgage loans. Such costs are expensed as a component of cost of goods sold. At December 31, 1996, the Company had approximately $50,700,000 of commitments to deliver mortgage loans to outside investors.

     The Company also hedges its interest rate risk using optional and mandatory forward sales of mortgage-backed securities. In these agreements, the Company agrees to sell and later agrees to buy similar but not identical mortgage-backed securities. Generally, the agreements are fixed-coupon agreements whereby

                 1996 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

the interest rate and maturity date of both transactions are approximately the same and are established to correspond with the closing of the fixed interest rate mortgage loan commitments of the Company. The difference between the two values of the mortgage-backed securities in the agreements at settlement provide a hedge on the interest rate risk exposure in the mortgage loan commitments and is included in the gain or loss on the sale of the loans to third party investors. At December 31, 1996, these agreements matured within 90 to 120 days. Securities under forward sales agreements averaged approximately $15,300,000 during 1996 and the maximum amount outstanding at any month end during 1996 was $27,000,000. Hedging gains of $868,000 were deferred at year end as the mortgage loans and commitment contracts qualified for hedge accounting.

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

   The following table presents the carrying amounts and fair values of the Company's financial instruments and the fair value of the Company's unrecognized financial instruments at December 31, 1996 and 1995. SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

                                         1996                 1995
                                 -------------------  ---------------------
                                 Carrying     Fair    Carrying      Fair
(Dollars in thousands)            Amount      Value    Amount       Value
---------------------------------------------------------------------------
Assets:
  Cash, including
    cash in escrow               $  6,761   $  6,761   $  8,136   $   8,136
  Mortgage loans
    to be funded                   34,121     34,244     22,797      23,029
  Notes receivable                     --         --        440         440
  Accounts receivable                 326        326        375         375
  Prepaid financing
    commitments                       183         --        213          --
  Interest rate cap                    73         73         --          --
Liabilities:
  Notes payable
    banks                         100,300    100,300    102,200     102,200
  Subordinated notes               25,000     25,000     24,513      23,346
  Accounts payable                 32,016     32,016     29,219      29,219
  Other liabilities                35,724     35,724     25,715      25,715
Unrecognized Financial
  Instruments:
  Letters of credit                    --        127         --          84
  Commitments to
    extend real estate
    loans                              --      1,345         --         687
  Forward sale of
    mortgage-backed
    securities                         --        187         --        (163)

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at December 31, 1996 and 1995:

     CASH, ACCOUNTS RECEIVABLE, ACCOUNTS PAYABLE AND OTHER LIABILITIES. The carrying amounts of these items are a reasonable estimate of their fair value.

     MORTGAGE LOANS TO BE FUNDED. The estimated fair value of mortgage loans to be funded at December 31, 1996 and 1995 includes the estimated gains and servicing rights which will be realized when the loans are sold. The estimated fair value was determined based on market quotes at December 31, 1996 and 1995.

     NOTES RECEIVABLE. The carrying value of notes receivable from limited partnerships, which bore interest at the prime rate plus 1/2%, approximates their fair value at December 31, 1995.

     PREPAID FINANCING COMMITMENTS. The estimated fair value was determined using fees currently charged for similar commitments and by estimating the prepaid financing commitments that will be utilized by the Company.

     NOTES PAYABLE BANKS. The interest rates currently available to the Company fluctuate with the LIBOR rate of the lending institutions and thus their carrying value is a reasonable estimate of fair value.

     SUBORDINATED NOTES. The estimated fair value was determined using the bid price for the debt instruments at December 31, 1995.

     LETTERS OF CREDIT. Letters of credit and outstanding completion bonds of $21,501,000 and $19,525,000 represent potential commitments at December 31, 1996 and 1995. The letters of credit generally expire within one to two years. The estimated fair value of letters of credit was determined using fees currently charged for similar arrangements.

     INTEREST RATE CAP, COMMITMENTS TO EXTEND REAL ESTATE LOANS AND FORWARD SALE OF MORTGAGE-BACKED SECURITIES. The fair value of these financial instruments was determined based upon market quotes at December 31, 1996 and 1995.

14. BUSINESS SEGMENTS

     The business segment information for 1996, 1995 and 1994 included on page 15 of this annual report is an integral part of these financial statements.

                 1996 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

                        Stock Market Prices and Dividends
--------------------------------------------------------------------------------

     The Company's common stock is traded on the New York Stock Exchange under the symbol "MHO". As of March 14, 1997, there were approximately 298 record holders of the Company's common stock. At that time there were 8,800,000 shares issued and outstanding. The table below presents the highest and lowest prices for the Company's common stock during each of the quarters presented:

--------------------------------------------------
     1996              HIGH              LOW
--------------------------------------------------
First quarter         $11.75            $9.75
Second quarter        $11.00            $9.13
Third quarter         $ 9.38            $8.25
Fourth quarter        $10.63            $8.38


--------------------------------------------------
     1995             HIGH               LOW
--------------------------------------------------
First quarter         $ 7.63            $ 6.50
Second quarter        $ 9.50            $ 6.50
Third quarter         $10.38            $ 8.75
Fourth quarter        $12.50            $ 9.38


     The highest and lowest prices for the Company's common stock from January 1, 1997 through March 14, 1997 was $11.13 and $10.00.

     No dividends have been paid and the Company does not anticipate paying cash dividends on its common stock in the near future. The Company's loan agreement and Subordinated Note place limits on the amount of dividends the Company can pay (see Footnotes 6 and 7 to the consolidated financial statements).

------------------------------------------
EXECUTIVE OFFICERS
------------------------------------------

IRVING E. SCHOTTENSTEIN
   Chief Executive Officer

ROBERT H. SCHOTTENSTEIN
   President

STEVEN SCHOTTENSTEIN
   Senior Executive Vice President

KERRII B. ANDERSON
   Senior Vice President,
   Chief Financial Officer


------------------------------------------
OTHER KEY OFFICERS
------------------------------------------


PAUL S. COPPEL
   Senior Vice President,
   General Counsel

PHILLIP G. CREEK
   Senior Vice President,
   Treasurer

ROBERT C. MOESLE
   Senior Vice President,
   Regional President

LLOYD T. SIMPSON
   Senior Vice President,
   Regional President

RONALD G. SMITH
   Senior Vice President,
   Regional President


------------------------------------------
DIRECTORS
------------------------------------------

IRVING E. SCHOTTENSTEIN (1*, 2)
   Chairman of the Board and
   Chief Executive Officer

FRIEDRICH K.M. BOHM (2,3*)
   Managing Partner and
   Chief Executive Officer,
   NBBJ

HOLLY S. KASTAN
   Private Investor

AMY D. SCHOTTENSTEIN
   Private Investor

ERIC J. SCHOTTENSTEIN
   President,
   The Joshua Company

ROBERT H. SCHOTTENSTEIN
   President

STEVEN SCHOTTENSTEIN
   Senior Executive Vice President

LEWIS R. SMOOT, SR. (1, 2*, 3)
   President and
   Chief Executive Officer,
   The Smoot Corporation

NORMAN L. TRAEGER (2, 3)
   President,
   The Discovery Group


(1) Executive Committee
(2) Compensation Committee
(3) Audit Committee
  *  Chairman

-------------------------------------------------------------------------------
CORPORATE INFORMATION
-------------------------------------------------------------------------------

CORPORATE HEADQUARTERS
   3 Easton Oval
   Columbus, Ohio 43219

STOCK EXCHANGE LISTING
   New York Stock Exchange (MHO)

TRANSFER AGENT AND REGISTRAR
   Boston EquiServe
   150 Royall Street
   Canton, Massachusetts  02021

ANNUAL MEETING
   The Annual Meeting of Stockholders
   will be held at 9:00 A.M. on
   May 7, 1997, at the offices of the Company, 3 Easton Oval, Columbus, Ohio.

FORM 10-K
   Stockholders may receive a copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K without charge by writing to:

   Investor Relations
   M/I Schottenstein Homes, Inc.
   3 Easton Oval
   Suite 500
   Columbus, OH  43219