Form 10-K, Exhibit 13
period 1997-12-31
M I SCHOTTENSTEIN HOMES INC
filed 1998-03-27
CIK 799292

FINANCIAL REVIEW


Selected Consolidated Financial Data                   14

Segment Information                                    15

Management's Discussion & Analysis of
  Results of Operations and Financial Condition        16

Consolidated Statements of Income                      24

Consolidated Balance Sheets                            25

Consolidated Statements of Stockholders' Equity        26

Consolidated Statements of Cash Flows                  27

Notes to Consolidated Financial Statements             28

Independent Auditors' Report                           34

Stock Market Prices and Dividends                      35

                1997 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT


                      SELECTED CONSOLIDATED FINANCIAL DATA


M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES



(Dollars in thousands, except per share amounts)         1997         1996         1995         1994         1993
--------------------------------------------------------------------------------------------------------------------
Income Statement: (Year Ended December 31)
Revenue                                                $614,004     $577,192     $527,822     $491,719     $446,060
Gross margin                                            119,341      109,103       95,861       88,165       80,535
Income before extraordinary loss (1)                     17,437       14,110        9,876       11,613       11,198
Income per common share before
   extraordinary loss (1)                                  2.15         1.60         1.12         1.32         1.87
Dividends per common share (2)                               --           --           --           --           --
Balance Sheet: (December 31)
Total assets                                            366,020      305,359      281,143      277,614      227,958
Notes and mortgage notes payable                        113,950      100,345      102,549      112,765       77,892
Subordinated notes                                       50,000       25,000       24,513       24,513       24,513
Stockholders' equity                                    115,506      112,319       99,496       89,620       79,089
--------------------------------------------------------------------------------------------------------------------

(1) Information for 1993 includes adjustments to reflect the taxation of the Company as a C corporation using a 40% combined tax rate for federal, state and local income taxes. Pro forma information is not provided for years after 1993 as the Company was taxed as a C corporation during those periods. The per share information is based upon a weighted average of 8,108,293 common shares for 1997, 8,800,000 common shares for 1996, 1995 and 1994 and 5,975,068 common shares for 1993.

(2) No dividends were paid by the Company during any period prior to 1998 in which the stock was publicly held; however, distributions were made to S corporation stockholders during 1993 while the Company was privately held. In January 1994, the Company made distributions of $1,082,000 to the former S corporation stockholders related to the Company's earnings from January 1, 1993 to November 8, 1993 (the date the Company's status as an
     S corporation was terminated).


SELECTED CONSOLIDATED QUARTERLY FINANCIAL AND OPERATING DATA

                                                                     Three Months Ended
-----------------------------------------------------------------------------------------------------------
                                                December 31,     September 30,    June 30,      March 31,
(Dollars in thousands, except per share amounts)     1997             1997          1997           1997
-----------------------------------------------------------------------------------------------------------
New contracts, net                                       861            823              768            907
Homes delivered                                          991            828              776            557
Backlog                                                1,544          1,674            1,679          1,687
Total revenue                                     $  204,203     $  157,958       $  146,014     $  105,829
Gross margin                                      $   38,251     $   30,779       $   28,555     $   21,756
Income before income taxes                        $    8,778     $    7,729       $    7,848     $    5,067
Net income                                        $    5,142     $    4,608       $    4,635     $    3,052
Net income per common share                       $     0.68     $     0.59       $     0.56     $     0.35
Weighted average common shares
     outstanding                                   7,597,561      7,834,252        8,300,000      8,716,667
-----------------------------------------------------------------------------------------------------------


                                                                     Three Months Ended
-----------------------------------------------------------------------------------------------------------
                                                 December 31,     September 30,     June 30,      March 31,
(Dollars in thousands, except per share amounts)     1996             1996            1996          1996
-----------------------------------------------------------------------------------------------------------
New contracts, net                                      716              730             760            956
Homes delivered                                       1,017              887             795            547
Backlog                                               1,337            1,638           1,795          1,830
Total revenue                                    $  187,045       $  156,932      $  137,357     $   95,858
Gross margin                                     $   34,127       $   29,691      $   26,382     $   18,903
Income before income taxes and
     extraordinary loss                          $    7,145       $    6,936      $    6,778     $    2,218
Income before extraordinary loss                 $    4,461       $    4,390      $    3,936     $    1,323
Income per common share before
     extraordinary loss                          $     0.50       $     0.50      $     0.45     $     0.15
Weighted average common shares
     outstanding                                  8,800,000        8,800,000       8,800,000      8,800,000
-----------------------------------------------------------------------------------------------------------

                1997 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT


                               SEGMENT INFORMATION


M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

     The business segments of the Company are defined as home-building and financial services. The homebuilding operations include the development and sale of land and the construction and sale of single-family attached and detached homes. The financial services operations include the origination of mortgage loans, primarily for purchasers of the Company's homes, and title services. The loans and the majority of the servicing rights are sold to outside mortgage lenders.

     Intersegment revenue represents the elimination of revenue included in financial services revenue for fees paid by the home-building operations. Corporate expenses include salaries and other administrative expenses which are not identifiable with a specific segment. Interest expense excludes interest expense related to the financial services segment of $159,000, $321,000 and $431,000 for 1997, 1996 and 1995, respectively, which is included in the determination of financial services operating income. Corporate assets consist primarily of cash, deferred taxes and other assets not associated with a specific business segment.


                                                                Year Ended December 31,
(Dollars in thousands)                                1997                1996                1995
----------------------------------------------------------------------------------------------------
Revenue:
   Homebuilding                                    $ 606,195           $ 570,719           $ 522,453
   Financial services                                 10,627               9,037               7,208
   Intersegment                                       (2,818)             (2,564)             (1,839)
----------------------------------------------------------------------------------------------------
      Total Revenue                                $ 614,004           $ 577,192           $ 527,822
====================================================================================================
Operating Income:
   Homebuilding                                    $  50,052           $  45,981           $  39,039
   Financial services                                  5,594               4,100               2,697
----------------------------------------------------------------------------------------------------
      Total Operating Income                          55,646              50,081              41,736
Corporate expenses                                   (14,641)            (14,222)            (11,463)
Interest expense                                     (11,583)            (12,782)            (13,767)
----------------------------------------------------------------------------------------------------
      Income Before Income Taxes and
         Extraordinary Loss                        $  29,422           $  23,077           $  16,506
====================================================================================================
Identifiable Assets:
   Homebuilding                                    $ 300,476           $ 257,130           $ 243,842
   Financial services                                 44,223              35,350              23,533
   Corporate                                          21,321              12,879              13,768
----------------------------------------------------------------------------------------------------
      Total Identifiable Assets                    $ 366,020           $ 305,359           $ 281,143
====================================================================================================
Capital Expenditures:
   Homebuilding                                    $   6,773           $     474           $     453
   Financial services                                    180                  38                  19
   Corporate                                           1,555                  99                 219
----------------------------------------------------------------------------------------------------
      Total Capital Expenditures                   $   8,508           $     611           $     691
====================================================================================================
Depreciation and Amortization:
   Homebuilding                                    $     857           $     778           $   1,298
   Financial services                                    117                 153                 159
   Corporate                                             649                 446                 297
----------------------------------------------------------------------------------------------------
      Total Depreciation and Amortization          $   1,623           $   1,377           $   1,754
====================================================================================================

                1997 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT


          MANAGEMENT'S DISCUSSION & ANALYSIS OF RESULTS OF OPERATIONS
                            AND FINANCIAL CONDITION


M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES


RESULTS OF OPERATIONS

CONSOLIDATED

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     TOTAL REVENUE. Total revenue for 1997 of $614.0 million set a new record for the Company and represented an increase of $36.8 million over 1996. Housing revenue, land revenue and other revenue increased $17.2 million, $17.9 million and $1.7 million, respectively. The increase in housing revenue was attributable to a 6.1% increase in the average sales price of Homes Delivered, partially offset by a 2.9% decrease in the number of Homes Delivered. The increase in land revenue was primarily due to an increase in the number of lots sold to third parties in the Washington, D.C. market. The increase in other revenue is primarily attributable to financial services where the gains recognized from the sale of loans increased in the current year.

     INCOME BEFORE INCOME TAXES. Income before income taxes and extraordinary loss for 1997 increased 27.5% over 1996. This increase related to both housing and land, where income before income taxes and extraordinary loss increased from $19.0 to $23.8 million, and financial services, where income before income taxes increased from $4.1 to $5.6 million. The increase in housing was primarily due to the increase in the average sales price of Homes Delivered. The increase in land was primarily due to a significant increase in the number of lots sold to third parties at relatively high margins in the Washington, D.C. market. The increase in financial services was primarily due to the significant increase in income from the sale of servicing and marketing gains due to increased loan volume and the favorable interest rate environment during the last half of 1996 and throughout 1997. Income before income taxes also increased due to a decrease in interest expense from $13.1 million in 1996 to $11.7 million in 1997. These decreases were primarily attributable to a decrease in the weighted average interest rate and an increase in the net amount of interest capitalized. The weighted average interest rate decreased due to more favorable terms on the Company's line of credit facilities and the replacement of the 14% Subordinated Notes with new Subordinated Notes at a significantly lower rate. Capitalized interest increased due to a significant increase in the Company's land development activities.


YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     TOTAL REVENUE. Total revenue for 1996 of $577.2 million set a new record for the Company and represented an increase of $49.4 million over 1995. Increases in housing revenue of $55.2 million and other revenue of $1.4 million were partially offset by a $7.2 million decrease in land revenue. The increase in housing revenue was attributable to an increase in the number of Homes Delivered. The Company delivered 294 more homes in 1996 than in 1995. The increase in other revenue is primarily attributable to financial services, where both the number of loans originated and the gains recognized from the sale of loans increased in the current year. The decrease in land revenue was primarily due to a significant decrease in the number of lots sold to third parties in the Maryland division.

     INCOME BEFORE INCOME TAXES. Income before income taxes and extraordinary loss for 1996 increased 39.8% over 1995. This increase related to both housing, where income before income taxes and extraordinary loss increased from $13.8 to $19.0 million, and financial services, where income before income taxes increased from $2.7 to $4.1 million. The increase in housing was primarily due to the increase in the number of Homes Delivered along with improved margins. Housing margins increased 0.7% in 1996. The increase in financial services was primarily due to the significant increase in income from the sale of servicing and marketing gains due to increased loan volume and the favorable interest rate environment during the last half of 1995 and 1996 compared to the same periods of 1994 and 1995.


SEASONALITY AND VARIABILITY IN QUARTERLY RESULTS

     The Company has experienced, and expects to continue to experience, significant seasonality and quarter-to-quarter variability in homebuilding activity levels. In general, Homes Delivered increase substantially in the third and fourth quarters. The Company believes that this seasonality reflects the tendency of home buyers to shop for a new home in the spring with the goal of closing in the fall or winter, as well as the scheduling of construction to accommodate seasonal weather conditions. The following tables reflect this cycle for the Company during the four quarters of 1997 and 1996:

                                                    Three Months Ended
                              ----------------------------------------------------------------
                              Dec. 31,          Sept. 30,         June 30,           March 31,
(Dollars in thousands)          1997               1997             1997              1997
----------------------------------------------------------------------------------------------
Total revenue                 $204,203          $157,958          $146,014          $105,829
Unit data:
  New contracts, net               861               823               768               907
  Homes delivered                  991               828               776               557
  Backlog at end
   of period                     1,544             1,674             1,679             1,687


                                                   Three Months Ended
                              ----------------------------------------------------------------
                              Dec. 31,         Sept. 30,          June 30,           March 31,
(Dollars in thousands)          1996              1996              1996               1996
----------------------------------------------------------------------------------------------
Total revenue                 $187,045          $156,932          $137,357          $95,858
Unit data:
  New contracts, net               716               730               760              956
  Homes delivered                1,017               887               795              547
  Backlog at end
    of period                    1,337             1,638             1,795            1,830
----------------------------------------------------------------------------------------------

                1997 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT


          MANAGEMENT'S DISCUSSION & ANALYSIS OF RESULTS OF OPERATIONS
                            AND FINANCIAL CONDITION


Homebuilding Segment

The following table sets forth certain information related to the Company's homebuilding segment:

                                                Year Ended December 31,
(Dollars in thousands)                1997               1996               1995
-----------------------------------------------------------------------------------
Revenue:
  Housing sales                     $578,185           $560,980           $505,810
  Lot and land sales                  26,814              8,915             16,145
  Other income                         1,196                824                498
-----------------------------------------------------------------------------------
Total revenue                       $606,195           $570,719           $522,453
-----------------------------------------------------------------------------------
Revenue:
  Housing sales                         95.4%              98.3%              96.8%
  Lot and land sales                     4.4                1.6                3.1
  Other income                           0.2                0.1                0.1
-----------------------------------------------------------------------------------
Total revenue                          100.0              100.0              100.0
Land and housing costs                  82.1               82.5               83.0
-----------------------------------------------------------------------------------
Gross margin                            17.9               17.5               17.0
General and administrative
  expenses                               3.1                2.8                2.9
Selling expenses                         6.6                6.6                6.6
-----------------------------------------------------------------------------------
Operating income                         8.2%               8.1%               7.5%
-----------------------------------------------------------------------------------
Midwest Region
Unit data:
   New contracts, net                  2,059              1,910              1,865
   Homes delivered                     1,910              1,939              1,696
   Backlog at end of period            1,057                908                937
Average sales price of
   homes in Backlog                 $    178           $    174           $    155
Aggregate sales value of
   homes in Backlog                 $188,000           $158,000           $145,000
Number of active
   subdivisions                           75                 80                 80
-----------------------------------------------------------------------------------
Florida Region
Unit data:
   New contracts, net                    700                663                619
   Homes delivered                       666                667                657
   Backlog at end of period              255                221                225
Average sales price of
   homes in Backlog                 $    188           $    163           $    182
Aggregate sales value of
   homes in Backlog                 $ 48,000           $ 36,000           $ 41,000
Number of active
   subdivisions                           30                 35                 35
-----------------------------------------------------------------------------------
North Carolina, Virginia and Maryland, and Arizona Region
Unit data:
   New contracts, net                    600                589                632
   Homes delivered                       576                640                599
   Backlog at end of period              232                208                259
Average sales price of
   homes in Backlog                 $    303           $    246           $    208
Aggregate sales value of
   homes in Backlog                 $ 70,000           $ 51,000           $ 54,000
Number of active
   subdivisions                           35                 35                 35
-----------------------------------------------------------------------------------
Total
Unit data:
   New contracts, net                  3,359              3,162              3,116
   Homes delivered                     3,152              3,246              2,952
   Backlog at end of period            1,544              1,337              1,421
Average sales price of
   homes in Backlog                 $    198           $    183           $    169
Aggregate sales value of
   homes in Backlog                 $306,000           $245,000           $240,000
Number of active
   subdivisions                          140                150                150
-----------------------------------------------------------------------------------

     A home is included in "New Contracts" when the Company's standard sales contract, which requires a deposit and generally has no contingencies other than for buyer financing, is executed. In a limited number of markets, contracts are sometimes accepted contingent upon the sale of an existing home. "Homes Delivered" represents homes for which the closing of the sale has occurred and title has transferred to the buyer. Revenue and cost of revenue for a home sale are recognized at the time of closing.

     "Backlog" represents homes for which the Company's standard sales contract has been executed, but which are not included in Homes Delivered because closings for these homes have not yet occurred as of the end of the period specified. Most cancellations of contracts for homes in Backlog occur because customers cannot qualify for financing. These cancellations usually occur prior to the start of construction. Since the Company arranges financing with guaranteed rates for many of its customers, the incidence of cancellations after the start of construction is low. In 1997, the Company delivered 3,152 homes, including most of the homes under contract in Backlog at December 31, 1996. Of the 1,337 contracts in Backlog at December 31, 1996, 14.1% were cancelled. The cancellation percentages were 14.4% and 15.6% for homes in Backlog as of December 31, 1995 and December 31, 1994, respectively. Unsold speculative homes, which are in various stages of construction, totaled 158, 122 and 150 at December 31, 1997, 1996 and 1995, respectively.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

  TOTAL REVENUE. Total revenue for the homebuilding segment for 1997 was $606.2 million, a 6.2% increase over 1996. This increase was attributable to a 3.1% increase in housing revenue and a 200.8% increase in land revenue. The increase in housing revenue was due to a 6.1% increase in the average sales price of Homes Delivered. Excluding the Phoenix division, which had no Homes Delivered in 1996, the average sales price of Homes Delivered in 1997 increased in nine of the Company's twelve divisions, led by the Columbus market where the Company is building in more upscale and certain niche subdivisions. This increase was partially offset by a 2.9% decrease in the number of Homes Delivered in 1997. The decrease in the number of Homes Delivered was primarily due to changes in lot availability in certain markets.

  The increase in land revenue from $8.9 million to $26.8 million was primarily attributable to the Washington, D.C. market. Both the Maryland and Virginia divisions had significant lot sales to third party homebuilders. It continues to be part of the Company's strategy to sell to third parties in these divisions.

  HOME SALES AND BACKLOG. The Company recorded a 6.2% increase in the number of New Contracts recorded in 1997 over the prior year. New Contracts recorded increased in all three of the

                1997 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT


          MANAGEMENT'S DISCUSSION & ANALYSIS OF RESULTS OF OPERATIONS
                            AND FINANCIAL CONDITION


COMPANY'S REGIONS. The increase in the number of New Contracts was due mainly to the Horizon division, in which the number of New Contracts increased by 168 units. The Horizon division, which builds lower priced homes, continues to expand into desirable locations in the Columbus market. The number of New Contracts recorded in future periods will be dependent on numerous factors, including future economic conditions, timing of land development, consumer confidence and interest rates available to potential home buyers.

   At December 31, 1997, the total sales value of the Company's Backlog of 1,544 homes was approximately $306.0 million, representing a 24.9% increase in sales value and a 15.5% increase in units from the levels reported at December 31, 1996. The average sales price of homes in Backlog increased 8.2% from December 31, 1996 to December 31, 1997. This increase was due to sales price increases in the Columbus, Cincinnati, Orlando and Maryland markets where the Company is building in more upscale and certain niche subdivisions. The Chevy Chase subdivision in Maryland, where the Company started selling in May of 1997, has an average selling price of over $750,000. The increase in units at December 31, 1997 is a result of record high New Contracts recorded along with a decrease in deliveries in 1997.

  GROSS MARGIN. The overall gross margin for the homebuilding segment was 17.9% for 1997 and 17.5% for 1996. The gross margin from housing sales was 18.0% in 1997 compared to 17.9% recorded in 1996. The overall increase in gross margin was mainly due to lot and land sales, where margins increased from 15.7% to 22.9%. Both the Maryland and Virginia divisions had significant increases in the number of lots sold to third party homebuilders. It continues to be part of the Company's strategy to sell to third parties in these divisions. Management continues to focus on maintaining accurate, up-to-date costing information so that sales prices can be set to achieve the desired margins. The Company also focuses on acquiring or developing lots in premier locations to obtain higher margins. Gross margins were also higher due to the national accounts program which the Company continues to expand. Through this program, the Company has been able to lower costs on many of the components used in building its homes through volume discounts and other negotiated price reductions from its suppliers. The Company's ability to maintain these levels of margins is dependent on a number of factors, some of which are beyond the Company's control, including possible shortages of qualified subcontractors.

  GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses as a percentage of total revenue increased from 2.8% for 1996 to 3.1% for 1997. This increase was primarily attributable to the increase in bonuses, rental expense and real estate tax expense. More bonuses were recorded in 1997 compared to 1996 due to the significant increase in net income. The increase in rent was primarily due to new office space in the Columbus market. Real estate taxes increased in the current year as the Company's investment in land development activities increased over prior year balances. Additionally, the Company incurred start-up expenses of approximately $900,000 in its newest market, Phoenix, Arizona.

  SELLING EXPENSES. Selling expenses increased from $37.9 million for 1996 to $40.1 million for 1997 and as a percentage of total revenue remained constant at 6.6% for 1997 and 1996. The increase in dollars was primarily due to increases in sales commissions for internal salespeople as a result of the increase in sales volume.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  TOTAL REVENUE. Total revenue for the homebuilding segment for 1996 was $570.7 million, a 9.2% increase over total revenue recorded for 1995. This increase was attributable to a 10.9% increase in housing revenue and was offset by a 44.8% decrease in land revenue. The increase in housing revenue was due to a 10.0% increase in the number of Homes Delivered. Homes Delivered in 1996 were higher in all of the Company's regions, led by the Midwest Region where the number of Homes Delivered increased 14.3%. The introduction of the Company's more affordable Horizon product line into several new markets during 1995 had a positive impact on the number of Homes Delivered in 1996.

  The increase in the number of Homes Delivered during 1996 compared to the prior year was primarily due to the higher number of homes in Backlog at December 31, 1995 compared to the preceding year end as well as more New Contracts recorded during the first half of 1996. This was partially due to an overall strong economy, low unemployment and relatively low interest rates.

  The decrease in land revenue was primarily attributable to the Maryland division. The Maryland division had significant lot sales to outside homebuilders from its Willows land development project in 1995 which did not occur in 1996 due to delays in development and increased competition.

  HOME SALES AND BACKLOG. The Company recorded a 1.5% increase in the number of New Contracts recorded in 1996 compared to the prior year. An increase in New Contracts recorded in both the Midwest and Florida Regions were offset by a decrease in the North Carolina/Virginia/Maryland Region. The Company believes the increase in the number of New Contracts is attributable to the more favorable interest rate environment as compared to 1995. The introduction of the Company's more affordable Horizon product line into several new markets during 1995 also had a positive impact on the number of New Contracts for 1996.

  At December 31, 1996, the total sales value of the Company's Backlog of 1,337 homes was approximately $245.0 million, representing a 2.1% increase over 1995. However, there was a 5.9%

                1997 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT


          MANAGEMENT'S DISCUSSION & ANALYSIS OF RESULTS OF OPERATIONS
                            AND FINANCIAL CONDITION




decrease in the number of units from the levels reported at December 31, 1995. The average sales price of homes in Backlog increased 8.3% from December 31, 1995 to December 31, 1996. This increase was due to increases in the Columbus, Columbus Showcase and Charlotte divisions where the Company is building in more upscale and certain niche subdivisions. The decrease in units at December 31, 1996 is a result of record high deliveries and a decrease in New Contracts recorded in the second half of 1996.

  GROSS MARGIN. The overall gross margin for the homebuilding segment was 17.5% for 1996 and 17.0% for 1995. The gross margin from housing sales was 17.9% in 1996 as compared to 17.2% recorded in 1995. This increase was offset by a decrease in the gross margin from lot and land sales from 17.8% in 1995 and 15.7% in 1996. Housing gross margins increased in eight of the Company's twelve divisions. This was due to the increased emphasis placed on improving margins during 1995 and improved market conditions in 1996. Management focused on maintaining accurate, up-to-date costing information so that sales prices could be set to achieve the desired margins. The Company has also focused on acquiring or developing lots in premier locations so that it could obtain higher margins. Gross margins were also higher due to the national accounts program which the Company has expanded significantly in 1996. Through this program, the Company has been able to lower costs on many of the components used in building its homes through volume discounts and other negotiated price reductions from its suppliers. The decrease in the gross margin from lot and land sales was due to decreased lot sales in the Willows land development project in the Maryland division due to delays in development and increased competition. In 1995, lot sales in this project generated very high margins.

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

FINANCIAL SERVICES SEGMENT

The following table sets forth certain information related to the Company's financial services segment:

                                            Year Ended December 31,
(Dollars in thousands)               1997              1996          1995
---------------------------------------------------------------------------
Number of loans
     originated                       2,395           2,427           1,873

Revenue:
     Loan origination fees          $ 3,212          $3,094          $2,258
     Sale of servicing and
       marketing gains                4,522           3,550           3,047
     Other                            2,893           2,393           1,903
---------------------------------------------------------------------------
       Total Revenue                 10,627           9,037           7,208
---------------------------------------------------------------------------

General & administrative
     expenses                         5,033           4,937           4,511
---------------------------------------------------------------------------
Operating Income                    $ 5,594          $4,100          $2,697
---------------------------------------------------------------------------


YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     TOTAL REVENUE. Total revenue for the year ended December 31, 1997 was $10.6 million, a 17.6% increase over the $9.0 million recorded for 1996. Loan origination fees increased 3.8% from 1996 to 1997, even though the number of loans originated decreased 1.3%. The increase in loan origination fees was due primarily to a higher capture rate of the Company's higher end product lines and higher sales prices of Homes Delivered. At December 31, 1997, M/I Financial was operating in eight of the Company's eleven markets. Of these eight markets, 81% of the parent Company's Homes Delivered were financed through M/I Financial.

     Revenue from the sale of servicing and marketing gains increased 27.4% to $4.5 million in 1997. This increase was primarily due to favorable market conditions during the last part of 1996 and early part of 1997 which increased marketing gains on loans that closed during the first quarter of 1997. The Company uses hedging methods whereby the Company has the option, but is not required, to complete the hedging transaction. The Company also negotiated more favorable terms with investors which resulted in an increase in service release premiums. Revenue from other sources increased 20.9% from 1996 to 1997. The increase was primarily due to earnings from the Company's interest in a limited liability company that provides title services that began operations early in 1997.

                1997 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT


          MANAGEMENT'S DISCUSSION & ANALYSIS OF RESULTS OF OPERATIONS
                            AND FINANCIAL CONDITION


     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 1.9% to $5.0 million for the year ended December 31, 1997 compared to the $4.9 million recorded in 1996. This increase was primarily due to higher rental costs for the Company's corporate department and Columbus operations. The Company moved into new office space early in 1997.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     TOTAL REVENUE. Total revenue for the year ended December 31, 1996 was $9.0 million, a 25.4% increase over total revenue recorded for 1995. Loan origination fees increased 37.0% from 1995 to 1996, primarily due to the 29.6% increase in the number of loans originated as well as an increase in the average loan amount. The increase in the number of loans originated during 1996 as compared to the preceding year was due to an increase in the number of Homes Delivered by the parent Company. In addition, two M/I Financial branch offices were opened during 1995 and a branch office was opened in the Raleigh market during 1996. At December 31, 1996, M/I Financial was operating in eight of the Company's ten markets. Of these eight markets, 77% of the parent Company's Homes Delivered were financed through M/I Financial.

     Revenue from sale of servicing and marketing gains increased 16.5% to $3.5 million in 1996. This increase was primarily due to the increase in the number of loans originated in 1996 as well as an increase in servicing fees due to more fixed rate mortgages originated during 1996 as compared to 1995. In 1995, the Company originated a higher percentage of adjustable rate mortgages as compared to 1996. The Company generally earns higher premiums on fixed rate mortgages as opposed to adjustable rate mortgages. The Company seeks to minimize the risks associated with a rising interest rate market by using hedging methods whereby the Company has the option, but is not required, to complete the hedging transaction. M/I Financial's revenue from sale of servicing and marketing gains was also positively influenced by a significant shift from adjustable rate loans to fixed rate loans, which offer greater income potential through larger servicing release premiums.

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

OTHER OPERATING RESULTS

     CORPORATE GENERAL AND ADMINISTRATIVE EXPENSES. Corporate general and administrative expenses for the year ended December 31, 1997 totaled $14.6 million, a 2.9% increase from the $14.2 million recorded for 1996. As a percentage of total revenue, general and administrative expenses decreased to 2.4% in 1997 from 2.5% in 1996. This decrease resulted from an increase in total revenue.

     Corporate general and administrative expenses for the year ended December 31, 1996 totaled $14.2 million, or 2.5% of total revenue, a 24.1% increase from the $11.5 million, or 2.2% of total revenue, recorded for 1995. This increase is primarily due to higher amounts recorded for bonuses and commissions in 1996.

     INTEREST EXPENSE. Corporate and homebuilding interest expense for the year ended December 31, 1997 totaled $11.6 million, a 9.4% decrease from the $12.8 million recorded for the preceding year. Interest expense was lower in the current year due to a decrease in the weighted average interest rate and an increase in the net amount of interest capitalized during 1997 as compared to 1996. This was partially offset by an increase in the average borrowings outstanding. The weighted average interest rate decreased due to the Company replacing its 14% Subordinated Notes with new Subordinated Notes at a significantly lower rate. In May of 1996, the Company switched its bank borrowings from prime to LIBOR plus a margin, which also reduced the interest rate. Capitalized interest increased due to a significant increase in the Company's land development activities in 1997.

     Corporate and homebuilding interest expense for the year ended December 31, 1996 totaled $12.8 million, a 7.1% decrease from the $13.8 million recorded for the preceding year. Interest expense was lower in 1996 due to decreases in the weighted average interest rate and the average borrowings outstanding as a result of more favorable terms on the Company's credit facilities. These decreases were partially offset by a decrease in the net amount of interest capitalized during 1996 as compared to 1995.

      INCOME TAXES. The effective tax rate for 1997 increased to 40.7% from 38.9% for 1996. In 1996, the Company made a significant charitable contribution of commercial land, owned since 1986, decreasing the effective rate.

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

                1997 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT


          MANAGEMENT'S DISCUSSION & ANALYSIS OF RESULTS OF OPERATIONS
                            AND FINANCIAL CONDITION


LIQUIDITY AND CAPITAL RESOURCES

     NOTES PAYABLE BANKS. The Company's financing needs depend upon its sales volume, asset turnover, land acquisition and inventory balances. The Company has incurred substantial indebtedness, and may incur substantial indebtedness in the future, to fund the growth of its homebuilding activities. The Company's principal source of funds for construction and development activities has been from internally generated cash, from bank borrowings, which are primarily unsecured, and from an additional $25 million in subordinated notes.

     On December 31, 1997, the Company had bank borrowings outstanding of $78.0 million under its Bank Credit Facility, which permits aggregate borrowings, other than for the issuance of letters of credit, not to exceed the lessor of:
(i) $186.0 million and (ii) the Company's borrowing base, which is calculated based on specified percentages of certain types of assets held by the Company as of each month end, less the sum of (A) outstanding letters of credit issued for purposes other than to satisfy bonding requirements and (B) the aggregate amount of outstanding letters of credit, other than letters of credit issued for the purpose of satisfying bonding requirements, for joint ventures in which the Company is a partner and which are guaranteed by the Company. The Bank Credit Facility matures September 30, 2002, at which time the unpaid balance of the revolving credit loans outstanding will be due and payable. Under the terms of the Bank Credit Facility, the banks will determine annually whether or not to extend the maturity date of the commitments by one year. On September 29, 1997, the Company amended its Bank Credit Facility, which lowered the borrowing rate. Also, on December 29, 1997, the Company amended its Bank Credit Facility, increasing the limitation on investments. At December 31, 1997, borrowings under the Bank Credit Facility were at the prime rate or, at the Company's option, LIBOR plus a margin of between 1.60% and 2.35% based on the Company's ratio of Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") to consolidated interest incurred and were primarily unsecured. The Bank Credit Facility contains restrictive covenants which require the Company, among other things, to maintain minimum net worth and working capital amounts, to maintain a minimum ratio of EBITDA to consolidated interest incurred and to maintain certain other financial ratios. The Bank Credit Facility also places limitations on the amount of additional indebtedness that may be incurred by the Company, the acquisition of undeveloped land, dividends that may be paid and the aggregate cost of certain types of inventory the Company can hold at any one time.

     An additional $30.0 million was outstanding as of December 31, 1997 under the M/I Financial loan agreement, which permits borrowings of $30.0 million to finance mortgage loans initially funded by M/I Financial for customers of the Company and a limited amount for loans to others. The Company and M/I Financial are co-borrowers under the M/I Financial loan agreement. This agreement limits the borrowings to 95% of the aggregate face amount of certain qualified mortgages and contains restrictive covenants requiring M/I Financial to maintain minimum net worth and certain minimum financial ratios. On December 8, 1997 the Company and M/I Financial amended its bank loan agreement. The amended agreement lowered the rate to (a) the prime rate less 0.25%, (b) LIBOR plus 1.60% or (c) a combination of (a) and (b). The agreement terminates on June 25, 1998 at which time the unpaid balance is due.

     At December 31, 1997, the Company had the right to borrow up to $216.0 million under its credit facilities, including $30.0 million under the M/I Financial loan agreements. At December 31, 1997, the Company had $108.0 million of unused borrowing availability under its loan agreements. The Company also had approximately $28.2 million of completion bonds and letters of credit outstanding at December 31, 1997.

      SUBORDINATED NOTES. On August 29, 1997, the Company entered into a Credit Agreement (the "Subordinated Debt Facility") for $50.0 million of Senior Subordinated Notes. The proceeds were used to repay outstanding amounts under the Bank Credit Facility and the existing $25.0 million Subordinated Note due 2001. The new notes bear interest at a fixed rate of 9.51% and mature August 29, 2004.

     CASH. Net income from housing and lot and land sales is the Company's primary source of net cash provided by operating activities. Net cash provided by operating activities in the year ended December 31, 1997 was $3.4 million compared to $13.5 million for the prior year. The decrease in net cash provided by operating activities was primarily due to a large increase in inventories. This was partially offset by an increase in accounts payable.

     LAND AND LAND DEVELOPMENT. Over the past several years, the Company's land development activities and land holdings have increased significantly, and the Company expects that this trend will continue in the foreseeable future. Single-family lots, land and land development costs increased 17.7% from December 31, 1996 to December 31, 1997. These increases are primarily due to the shortage of qualified land developers in certain of the Company's markets as well as the competitive advantages that can be achieved by developing land internally rather than purchasing lots from developers or competing homebuilders. This is particularly true for the Company's Horizon product line, in which lots are generally not available from third party developers at economically feasible prices due to the price points the Company targets. The Company continues to purchase lots from outside developers under option contracts, when possible, to limit its risk; however, the Company will continue to evaluate all of its alternatives to satisfy the Company's demand for lots in the most cost effective manner.

                1997 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT


          MANAGEMENT'S DISCUSSION & ANALYSIS OF RESULTS OF OPERATIONS
                            AND FINANCIAL CONDITION

     The $1.0 million increase in notes payable to banks - homebuilding operations, along with the $25.0 million increase in subordinated notes, from December 31, 1996 to December 31, 1997 reflects increased borrowings primarily attributable to the increase in houses under construction, along with an increase in single-family lots, land and land development costs. Houses under construction increased $11.2 million from December 31, 1996 to December 31, 1997 while single-family lots, land and land development costs increased $22.9 million. It is expected that borrowing needs will increase as the Company continues to increase its investment in land under development and developed lots.

     As of December 31, 1997, the Company had closed on four phases of a six-phase land purchase contract in the Maryland division. This contract was entered into in 1994 and required a greater investment than the Company normally commits. It has been the Company's policy to sell a portion of these lots to outside homebuilders. The company has an option to purchase each of the remaining two phases.

     At December 31, 1997, mortgage notes payable outstanding were $5,950,000 secured by lots and land with a recorded book value of $8,196,000.

     As its capital requirements increase, the Company may increase its borrowings under its bank line of credit. In addition, the Company continually explores and evaluates alternative sources from which to obtain additional capital.

     TREASURY STOCK. On March 17, 1997 and August 1, 1997, the Company purchased 500,000 and 702,439 shares, respectively, of the Company's common stock from the Melvin L. Schottenstein family interests and trusts at an average per share price of $11.85. These shares are held as treasury shares by the Company.

     YEAR 2000 COMPLIANCE. The Company is currently in the process of modifying or replacing certain management information systems to address issues regarding the year 2000. In accordance with current accounting guidance, modification costs for the year 2000 will be charged to expense as incurred while replacement costs will be capitalized and amortized over the asset's useful life. It is not presently believed that these changes will have an adverse impact on operations or that the expenditures related thereto will be material to the Company's financial position or results of operations in any given year.

INTEREST RATES AND INFLATION

     The Company's business is significantly affected by general economic conditions of the United States and, particularly, by the impact of interest rates. Higher interest rates may decrease the potential market by making it more difficult for home buyers to qualify for mortgages or to obtain mortgages at interest rates acceptable to them. Increases in interest rates also would increase the Company's interest expense as the rate on the revolving loans is based upon floating rates of interest. The weighted average interest rate on the Company's outstanding debt was 8.5%, 9.5% and 10.1% for 1997, 1996 and 1995, respectively.

     In conjunction with its mortgage banking operations, the Company uses hedging methods to reduce its exposure to interest rate fluctuations between the commitment date of the loan and the time the loan closes. (See Note 14 to the Consolidated Financial Statements.)

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

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     The Company wishes to take advantage of the safe harbor provisions included in the Private Securities Litigation Reform Act of 1995. Accordingly, in addition to historical information, this Management's Discussion & Analysis of Results of Operations and Financial Condition contains certain forward-looking statements, including, but not limited to, statements regarding the Company's future financial performance and financial condition. These statements involve a number of risks and uncertainties. Any forward-looking statements made by the Company herein and in future reports and statements are not guarantees of future performance, and actual results may differ materially from those in such forward-looking statements as a result of various factors including, but not limited to, those referred to below.

     GENERAL REAL ESTATE, ECONOMIC AND OTHER CONDITIONS. The homebuilding industry is significantly affected by changes in national and local economic and other conditions, including employment levels, changing demographic considerations, availability of financing, interest rates, consumer confidence and housing demand. In addition, homebuilders are subject to various risks, many of them outside the control of the homebuilder, including competitive overbuilding, availability and cost of building lots, availability of materials and labor, adverse weather conditions which can cause delays in construction schedules, cost overruns, changes in government regulations, and increases in real estate taxes and other local government fees. The Company cannot predict whether interest rates will be at levels attractive to prospective home buyers. If interest rates increase, and in particular mortgage interest rates, the Company's business could be adversely affected.

                1997 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT


          MANAGEMENT'S DISCUSSION & ANALYSIS OF RESULTS OF OPERATIONS
                            AND FINANCIAL CONDITION

     LAND DEVELOPMENT ACTIVITIES. The Company develops the lots for a majority of its subdivisions. Therefore, the medium- and long-term financial success of the Company will be dependent on the Company's ability to develop its subdivisions successfully. Acquiring land and committing the financial and managerial resources to develop a subdivision involves significant risks. Before a subdivision generates any revenue, material expenditures are required for items such as acquiring land and constructing subdivision infrastructure (such as roads and utilities).

     THE COMPANY'S MARKETS. The Company's operations are in the Columbus and Cincinnati, Ohio; Indianapolis, Indiana; Tampa, Orlando and Palm Beach County, Florida; Charlotte and Raleigh, North Carolina; Virginia and Maryland metropolitan areas, and Phoenix, Arizona. Adverse general economic conditions in these markets could have a material adverse impact on the operations of the Company. For the year ended December 31, 1997, approximately 40% of the Company's housing revenue and a significant portion of the Company's operating income were derived from operations in its Columbus, Ohio market. The Company's performance could be significantly affected by changes in this market.

     COMPETITION. The homebuilding industry is highly competitive. The Company competes in each of its local market areas with numerous national, regional and local homebuilders, some of which have greater financial, marketing, land acquisition, and sales resources than the Company. Builders of new homes compete not only for home buyers, but also for desirable properties, financing, raw materials and skilled subcontractors. The Company also competes with the resale market for existing homes which provides certain attractions for home buyers over building a new home.

     GOVERNMENTAL REGULATION AND ENVIRONMENTAL CONSIDERATIONS. The homebuilding industry is subject to increasing local, state and Federal statutes, ordinances, rules and regulations concerning zoning, resource protection (preservation of woodlands and hillside areas), building design, and construction and similar matters, including local regulations which impose restrictive zoning and density requirements in order to limit the number of homes that can eventually be built within the boundaries of a particular location. Such regulation affects construction activities, including construction materials which must be used in certain aspects of building design, as well as sales activities and other dealings with home buyers. The Company must also obtain licenses, permits and approvals from various governmental agencies for its development activities, the granting of which are beyond the Company's control. Furthermore, increasingly stringent requirements may be imposed on homebuilders and developers in the future. Although the Company cannot predict the impact on the Company of compliance with any such requirements, such requirements could result in time consuming and expensive compliance programs.

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

     In addition, the Company has been, and in the future may be, subject to periodic delays or may be precluded from developing certain projects due to building moratoriums. These moratoriums generally relate to insufficient water supplies or sewage facilities, delays in utility hook-ups or inadequate road capacity within the specific market area or subdivision. These moratoriums can occur prior to, or subsequent to, commencement of operations by the Company without notice to, or recourse by, the Company.

     RISK OF MATERIAL AND LABOR SHORTAGES. The Company is presently not experiencing any serious material or labor shortages. However, the residential construction industry in the past has, from time to time, experienced serious material and labor shortages in insulation, drywall, certain carpentry and framing work and cement, as well as fluctuating lumber prices and supplies. Delays in construction of homes due to these shortages could adversely affect the Company's business.

     SIGNIFICANT VOTING CONTROL BY PRINCIPAL SHAREHOLDERS. As of December 31, 1997, members of the Irving E. Schottenstein family owned approximately 36% of the outstanding Common Shares of the Company. In particular, Irving E. Schottenstein, in his own name and as trustee of trusts for his children, had the right to vote 2,761,800 Common Shares. Therefore, members of the Irving E. Schottenstein family have significant voting power with respect to the election of the Board of Directors of the Company and, in general, the determination of the outcome of various matters submitted to the shareholders of the Company for approval.

     DEPENDENCE ON KEY EXECUTIVES. The Company is managed by a relatively small number of executive officers. The loss of the services of one or more of these executive officers could have an adverse effect on the Company's business and operations.

     IMPACT OF NEW ACCOUNTING STANDARDS. In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 (SFAS
131), "Disclosure about Segments of an Enterprise and Related Information". SFAS 131 is required to be adopted for the Company's 1998 annual financial statements. The Company has not yet determined what, if any, impact the adoption of this standard will have on its financial statements.

                1997 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT


                       CONSOLIDATED STATEMENTS OF INCOME


M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES


                                                                          Year Ended December 31,
(Dollars in thousands, except per share amounts)               1997                 1996                  1995
------------------------------------------------------------------------------------------------------------------
Revenue                                                    $  614,004           $  577,192           $   527,822
------------------------------------------------------------------------------------------------------------------

Costs and expenses:
     Land and housing                                         494,663              468,089               431,961
     General and administrative                                38,092               34,980                30,660
     Selling                                                   40,085               37,943                34,497
     Interest                                                  11,742               13,103                14,198
------------------------------------------------------------------------------------------------------------------

Total costs and expenses                                      584,582              554,115               511,316
------------------------------------------------------------------------------------------------------------------

Income before income taxes and extraordinary loss              29,422               23,077                16,506
------------------------------------------------------------------------------------------------------------------

Income taxes (credit):
     Current                                                   14,172               11,049                 8,399
     Deferred                                                  (2,187)              (2,082)               (1,769)
------------------------------------------------------------------------------------------------------------------

Total income taxes                                             11,985                8,967                 6,630
------------------------------------------------------------------------------------------------------------------

Income before extraordinary loss                               17,437               14,110                 9,876
------------------------------------------------------------------------------------------------------------------

Extraordinary loss from extinguishment of debt,
     net of income taxes of $823                                   --               (1,287)                   --
------------------------------------------------------------------------------------------------------------------


Net income                                                 $   17,437           $   12,823           $     9,876
------------------------------------------------------------------------------------------------------------------


Per share data - basic and dilutive:
     Income before extraordinary loss                      $     2.15           $     1.60            $     1.12
     Extraordinary loss                                            --                 (.14)                   --
------------------------------------------------------------------------------------------------------------------
     Net income                                            $     2.15           $     1.46            $     1.12
------------------------------------------------------------------------------------------------------------------


Weighted average common shares outstanding                  8,108,293            8,800,000             8,800,000
------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                1997 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT


                           CONSOLIDATED BALANCE SHEETS


M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES


                                                                                   December 31,
(Dollars in thousands, except par values)                                     1997               1996
------------------------------------------------------------------------------------------------------
ASSETS

Cash                                                                      $  10,836           $  6,368
Cash held in escrow                                                           2,537                393
Receivables                                                                  43,819             34,447
Inventories:
     Single-family lots, land and land development costs                    151,905            129,025
     Houses under construction                                              100,916             89,696
     Model homes and furnishings - at cost (less accumulated
         depreciation:  1997 - $47; 1996 - $56)                              17,788             19,482
     Land purchase deposits                                                     645                716
Office furnishings, transportation and
     construction equipment - at cost (less accumulated
     depreciation:  1997 - $4,328; 1996 - $6,668)                             8,647              1,635
Investment in unconsolidated joint ventures, limited liability
     companies and limited partnerships                                      15,236             12,998
Other assets                                                                 13,691             10,599
------------------------------------------------------------------------------------------------------
         TOTAL                                                            $ 366,020           $305,359
------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Notes payable banks - homebuilding operations                             $  78,000           $ 77,000
Note payable bank - financial operations                                     30,000             23,300
Mortgage notes payable                                                        5,950                 45
Subordinated notes                                                           50,000             25,000
Accounts payable                                                             42,793             32,016
Accrued compensation                                                         13,042             11,802
Income taxes payable                                                          4,072              1,502
Accrued interest, warranty and other                                         19,103             15,304
Customer deposits                                                             7,554              7,071
------------------------------------------------------------------------------------------------------
         TOTAL LIABILITIES                                                  250,514            193,040
------------------------------------------------------------------------------------------------------

Commitments and Contingencies
------------------------------------------------------------------------------------------------------

Stockholders' equity:
Preferred stock - $.01 par value; authorized -
     2,000,000 shares; none outstanding                                          --                 --
Common stock - $.01  par value; authorized - 38,000,000
     shares; issued - 8,800,000 shares                                           88                 88
Additional paid-in capital                                                   50,573             50,573
Retained earnings                                                            79,095             61,658
Treasury stock - at cost - 1,202,439 shares are held in treasury
     at December 31, 1997                                                   (14,250)                --
------------------------------------------------------------------------------------------------------
         TOTAL STOCKHOLDERS' EQUITY                                         115,506            112,319
------------------------------------------------------------------------------------------------------
         TOTAL                                                            $ 366,020           $305,359
------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                1997 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT


                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES



                                                Common Stock
                                        -------------------------       Additional
                                          Shares                          Paid-in         Retained           Treasury
(Dollars in thousands)                  Outstanding        Amount         Capital         Earnings             Stock
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994              8,800,000           $88          $50,573          $38,959                --
     Net income                                  --            --               --            9,876                --
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995              8,800,000            88           50,573           48,835                --
     Net income                                  --            --               --           12,823
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996              8,800,000            88           50,573           61,658                --
     Net income                                  --            --               --           17,437                --
     Purchase of treasury stock          (1,202,439)           --               --               --          ($14,250)
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997              7,597,561           $88          $50,573          $79,095          ($14,250)
----------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                1997 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT


                      CONSOLIDATED STATEMENTS OF CASH FLOWS


M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES


                                                                                          Year Ended December 31,
(Dollars in thousands)                                                           1997             1996             1995
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                               $  17,437        $  12,823        $   9,876
     Adjustments to reconcile net income to net cash
        provided by operating activities:
         Extraordinary loss from extinguishment of debt                              --            2,110               --
         Loss from property disposals                                               128            1,008              335
         Depreciation and amortization                                            1,623            1,377            1,754
         Deferred income tax credit                                              (2,187)          (2,082)          (1,769)
         Decrease (increase) in cash held in escrow                              (2,144)              14              296
         Increase in receivables                                                 (9,372)         (10,835)          (6,265)
         Decrease (increase) in inventories                                     (19,670)            (612)           5,775
         Decrease (increase) in other assets                                       (432)          (1,589)             861
         Increase (decrease) in accounts payable                                 10,777            2,797           (2,217)
         Increase (decrease) in income taxes payable                              2,570           (1,269)           1,602
         Increase in accrued liabilities                                          5,039            9,983            5,155
         Equity in undistributed income of
              unconsolidated joint ventures and limited partnerships               (376)            (223)            (132)
-------------------------------------------------------------------------------------------------------------------------
              Net cash provided by operating activities                           3,393           13,502           15,271
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Additions to model and office furnishings, transportation
         and construction equipment                                              (8,508)            (611)            (691)
     Investment in unconsolidated joint ventures                                (15,701)         (12,718)         (10,423)
     Distributions from unconsolidated joint ventures
         and limited partnerships                                                 1,145              871            1,477
-------------------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                                  (23,064)         (12,458)          (9,637)
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Notes payable banks:
         Proceeds from borrowings                                               293,135          422,551          396,793
         Principal repayments                                                  (285,435)        (424,451)        (407,023)
     Mortgage notes payable:
         Proceeds from borrowings                                                 5,950               --               --
         Principal repayments                                                       (45)            (463)            (360)
     Subordinated notes:
         Proceeds from issuance                                                  50,000           25,000               --
         Principal repayments                                                   (25,000)         (24,513)              --
         Debt issuance costs                                                       (699)            (650)              --
         Redemption premium                                                          --           (1,478)              --
     Net increase (decrease) in customer deposits                                   483            1,599             (671)
     Payments to acquire treasury stock                                         (14,250)              --               --
-------------------------------------------------------------------------------------------------------------------------
         Net cash provided by (used) in financing activities                     24,139           (2,405)         (11,261)
-------------------------------------------------------------------------------------------------------------------------
         Net increase (decrease) in cash                                          4,468           (1,361)          (5,627)
         Cash balance at beginning of year                                        6,368            7,729           13,356
-------------------------------------------------------------------------------------------------------------------------
         Cash balance at end of year                                          $  10,836        $   6,368        $   7,729
-------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
     Cash paid during the year for:
         Interest - net of amount capitalized                                 $  11,143        $  12,875        $  14,007
         Income taxes - net                                                   $  11,602        $  11,495        $   6,797
NON-CASH TRANSACTIONS DURING THE YEAR:
     Land acquired with mortgage notes payable                                $   5,950        $     159        $     374
     Single-family lots distributed from unconsolidated
         joint ventures                                                       $  12,694        $  10,713        $   5,628
-------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                1997 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION. The accompanying consolidated financial statements include the accounts of M/I Schottenstein Homes, Inc. and its subsidiaries (the "Company"). All significant intercompany transactions have been eliminated. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

     The Company also conducts mortgage banking activities through M/I Financial Corp. ("M/I Financial"), which originates mortgage loans primarily for purchasers of the Company's homes. The loans and the majority of the servicing rights are sold to outside mortgage lenders.

     CASH AND CASH HELD IN ESCROW. Cash and cash held in escrow were primarily held in one bank at December 31, 1997 and 1996.

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

     INTEREST. The Company capitalizes interest during development and construction. Capitalized interest is charged to interest expense as the related inventory is delivered. The summary of total interest for 1997, 1996 and 1995 is as follows:

(Dollars in thousands)                              1997               1996              1995
-----------------------------------------------------------------------------------------------
Interest capitalized, beginning of year          $  6,862           $  7,560           $ 7,322
Interest incurred                                  12,500             12,405            14,436
Interest expensed                                 (11,742)           (13,103)          (14,198)
-----------------------------------------------------------------------------------------------
Interest capitalized, end of year                $  7,620           $  6,862           $ 7,560
-----------------------------------------------------------------------------------------------

     Revenue Recognition. Revenue and cost of revenue from the sale of real estate are recognized at the time title is transferred to the buyer and the buyer has met the minimum down payment requirement. Discounts and other sales incentives are included as a reduction of homebuilding revenue.

     The following summarizes both housing and lot and land sales and cost of sales included in revenue and cost of revenue:

(Dollars in thousands)                1997             1996              1995
-------------------------------------------------------------------------------
Housing sales                       $578,185         $560,980         $505,810
Housing cost of sales                473,995          460,573          418,697

Lot and land sales                    26,814            8,915           16,145
Lot and land cost of sales            20,668            7,515           13,264
-------------------------------------------------------------------------------


     M/I Financial recognizes revenue from application fees when received, while revenue from loan origination fees is recorded when each loan closes. M/I Financial sells its loans and the majority of its servicing rights to outside mortgage lenders. The revenue from these transactions is recorded when each loan is sold. M/I Financial uses various methods to hedge the interest rate risk related to the loans it has committed to make to home buyers (see Note 15). Gains or losses resulting from these hedging transactions are included in revenue when the gain or loss from the sale of the related loan is recorded.

     WARRANTY COST. The Company provides a two-year limited warranty on materials and workmanship and a twenty-year limited warranty against major structural defects. An estimated amount of warranty cost is recorded for each house at the time of sale. Warranty expense was $4,791,000, $5,492,000 and $4,475,000 for 1997, 1996 and 1995, respectively.

     DEPRECIATION. Depreciation of model and office furnishings, transportation and construction equipment is computed using both straight-line and accelerated methods based on the estimated useful lives of the assets. Depreciation expense was $1,368,000, $1,193,000 and $1,574,000 in 1997, 1996 and 1995, respectively.

     AMORTIZATION. The costs incurred in connection with the issuance of the new Subordinated Notes issued in 1997 (see Note 8) are being amortized over the terms of the related debt. Amortization of these costs is

                1997 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


included in interest expense. Unamortized debt issuance costs of $1,078,000 relating to the new Subordinated Notes, and $632,000 relating to the Subordinated Note issued in 1996, are included in other assets at December 31,1997 and 1996, respectively.

     ADVERTISING. The Company expenses advertising costs as incurred. The Company expensed $5,555,000, $4,765,000 and $4,963,000 in 1997, 1996 and 1995,
respectively.

     PER SHARE DATA. Per share data is calculated based on the weighted average number of common shares outstanding during the year. Effective December 31, 1997, the Company presents earnings per share data for all periods presented in accordance with the provisions of Statement of Financial Accounting Standards
(SFAS) No. 128, "Earnings Per Share." SFAS No. 128 requires presentation of both basic and diluted earnings per share. However, the impact of dilutive securities (stock options) has no effect on the per share amounts disclosed.

     PROFIT SHARING. The Company has a trusteed deferred profit-sharing plan which covers substantially all Company employees and permits members to make contributions to the plan on a pre-tax salary reduction basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Company contributions to the plan are made at the discretion of the Board and totalled $950,000 in 1997, $825,000 in 1996 and $620,000 in 1995 (including payment of expenses incurred by the plan).

     IMPACT OF NEW ACCOUNTING STANDARDS. In June 1997, the Financial Accounting Standards Board issued SFAS 131, "Disclosure about Segments of an Enterprise and Related Information". SFAS 131 is required to be adopted for the Company's 1998 annual financial statements. The Company has not yet determined what, if any, impact the adoption of this standard will have on its financial statements.

2. TRANSACTIONS WITH RELATED PARTIES

     Related parties are entities owned by, or partially owned by, certain stockholders of the Company or joint ventures, limited liability companies and limited partnerships (see Notes 4 and 5) in which investments by the Company are accounted for by the equity method.

     The Company purchased lots and undeveloped land from the joint ventures, limited liability companies and limited partnerships of approximately $1,300,000, $1,159,000 and $4,286,000 in 1997, 1996 and 1995, respectively. The
Company received distributions of $12,694,000, $10,713,000 and $5,628,000 in developed lots at cost in 1997, 1996 and 1995, respectively.

     On March 17, 1997 and August 1, 1997, the Company purchased 500,000 and 702,439 shares, respectively, of the Company's common stock from the Melvin L. Schottenstein family interests and trusts at an average per share price of $11.85. These shares are held as treasury shares by the Company.

     In 1995, the Company became a 1/3 owner of a limited liability company from which the Company leases office space in Columbus, Ohio. The Company paid rent of $1,195,000 in 1997 to this limited liability company (See Note 9).

     In December, 1996, the Company formed a title agency with an unrelated party. The Company owns a 49.9% interest in the agency. The Company accounts for this investment under the equity method and the total investment at December 31, 1997 was approximately $5,000. Approximately $1,306,000 of title insurance premiums and closing fees were paid to the agency in 1997.

3. RECEIVABLES

Receivables consist of the following:

(Dollars in thousands)                         1997       1996
---------------------------------------------------------------
Mortgage loans to be funded                  $42,868    $33,799
Accounts receivable                              951        648
---------------------------------------------------------------
Total receivables                            $43,819    $34,447
---------------------------------------------------------------

     Mortgage loans to be funded relate to houses sold and closed prior to December 31 which were subsequently funded by unrelated lending institutions.

4. INVESTMENT IN UNCONSOLIDATED JOINT VENTURES, LIMITED LIABILITY COMPANIES AND LIMITED PARTNERSHIPS--LAND RELATED

     At December 31, 1997, the Company had interests varying from 33% to 50% in each of 18 separate joint ventures (33% - 4 and 50% - 14), 3 formed in 1995 and 15 prior to 1995, and 11 separate limited liability companies (33% - 1, 40% - 1 and 50% - 9), 6 formed in 1997 and 5 formed in 1996 that engage in land development activities. These interests are recorded using the equity method of accounting.

     The Company receives its percentage interest of profits or its percentage interest of the lots developed in the form of a capital distribution. The Company received distributions of $12,694,000, $10,713,000 and $5,628,000 in developed lots at cost in 1997, 1996 and 1995, respectively, and purchased lots totalling $1,300,000, $1,159,000 and $1,333,000 in 1997, 1996 and 1995 from the joint ventures and limited liability companies.

     Summarized condensed combined financial information for the joint ventures and limited liability companies as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 is as follows:

                1997 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


SUMMARIZED CONDENSED COMBINED BALANCE SHEETS
-------------------------------------------------------------------
                                                  December 31,
(Dollars in thousands)                       1997             1996
-------------------------------------------------------------------
Assets:
     Single-family lots, land and
       land development costs              $35,369          $28,378
     Other assets                            1,783            1,796
-------------------------------------------------------------------
Total                                      $37,152          $30,174
-------------------------------------------------------------------
Liabilities:
     Debt                                  $ 1,464          $ 1,081
     Other liabilities                       5,041            3,429
-------------------------------------------------------------------
Total liabilities                            6,505            4,510
Partners' equity:
     Company's equity                       13,609           11,143
     Other                                  17,038           14,521
-------------------------------------------------------------------
Total Partners' equity                      30,647           25,664
-------------------------------------------------------------------
Total                                      $37,152          $30,174
-------------------------------------------------------------------

SUMMARIZED CONDENSED COMBINED STATEMENTS OF OPERATIONS
-------------------------------------------------------------------
                                     Year Ended December 31,
(Dollars in thousands)        1997            1996            1995
-------------------------------------------------------------------
Revenue                     $ 1,159          $1,334          $2,335
Costs and expenses           (1,250)          1,153           2,158
-------------------------------------------------------------------
Income (loss)               $   (91)         $  181          $  177
-------------------------------------------------------------------

     Joint venture and limited liability company earnings include $94,000, $20,000 and $45,000 of intercompany profit not included in the Company's revenue for 1997, 1996 and 1995, respectively. In addition, included in the Company's investment in the joint ventures and limited liability companies at December 31, 1997 and 1996, is $350,000 and $349,000, respectively, of capitalized interest and other costs. Letters of credit totalling approximately $7,631,000 are outstanding at December 31, 1997 and serve as completion bonds for joint venture and limited liability company development work in progress.

     In 1992, the Company became a limited partner in two limited partnerships formed by affiliates to purchase and develop land and lots. In 1996, all outstanding advances and deposits were reimbursed to the Company. The Company purchased lots totalling $2,953,000 from the limited partnerships in 1995. No lots were purchased from the limited partnerships in 1996 and 1997. The Company's investment in the limited partnerships was $0 at December 31, 1997 and 1996.

5. INVESTMENT IN LIMITED PARTNERSHIPS - NON-LAND RELATED

     In 1995, the Company became a 1/3 owner of a limited liability company (the "LLC") (ownership interest of $1,169,000) formed to build, own and operate an office building in Columbus, Ohio. This interest is recorded using the equity method of accounting.

     Summarized condensed financial information for the LLC is as follows:
Assets, Liabilities and Partners' Equity were $12,168,000, $8,460,000 and $3,708,000 for 1997 and $12,196,000, $8,833,000 and $3,363,000 for 1996. In
addition, revenue and net loss for the year ended December 31, 1997 were $943,000 and ($123,000).

6. NOTES PAYABLE BANKS

     At December 31, 1997, the Company's homebuilding operations had revolving credit loans of $78,000,000 and letters of credit totalling $17,172,000 outstanding under a loan agreement with six banks. Borrowings under the loan agreement are at LIBOR plus a margin of between 1.60% and 2.35% and are primarily unsecured. This agreement provides for total borrowings not to exceed the lesser of $186,000,000 under the revolving credit agreement and $25,000,000, including $4,000,000 for joint ventures in which the Company is a partner, in the form of letters of credit; or the Company's borrowing base, which is calculated based on specified percentages of certain types of assets held by the Company as of each month end. The revolving credit facility and letter of credit commitment expires September 30, 2002, at which time the unpaid balance of the revolving credit loans outstanding is due and payable. Under the terms of the agreement, the banks shall make an annual determination as to whether or not to extend the maturity date of the commitment by one year. The Company is required to pay interest at LIBOR plus a margin and a commitment fee of 1/4 of 1% based upon the average daily unused portion of the note. The terms of the loan agreement contain restrictive covenants which require the Company, among other things, to maintain minimum net worth and working capital amounts and to maintain certain financial ratios. This agreement also places limitations on the amount of additional indebtedness that may be incurred by the Company, on the acquisition of undeveloped land, on dividends that may be paid and on the aggregate cost of certain types of inventory the Company can hold at any one time. At December 31, 1997, approximately $784,000 of retained earnings was available for cash dividends and repurchases of the Company's stock under the terms of the loan agreement.

     At December 31, 1997, $30,000,000 was outstanding under a revolving loan agreement with a bank ("M/I Financial loan agreement") pursuant to which the Company was permitted to borrow up to $30,000,000 to finance mortgage loans initially funded by M/I Financial for customers of the Company and a limited amount for loans to others. This agreement limits the borrowings to 95% of the aggregate face amount of the mortgages and contains restrictive covenants requiring M/I Financial to maintain minimum net worth and certain minimum financial ratios. Under the loan agreement, interest is calculated at (a) the prime rate less 0.25%, (b) LIBOR plus 1.60% or (c) a combination of (a) and (b). A commitment fee of 1/4 of 1% is payable quarterly based upon the average daily unused portion of the note. The agreement terminates on June 25, 1998 at which time the unpaid balance is due.

     At December 31, 1997, the Company's homebuilding operations had $108,000,000 of unused borrowing availability under its loan agreement. The weighted average interest rate of the Company's total bank borrowings was 8.0%, 8.4% and 9.2% at December 31,1997, 1996 and 1995, respectively.

                1997 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.  MORTGAGE NOTES PAYABLE

   Mortgage notes payable of $5,950,000 and $45,000 at December 31, 1997 and 1996, respectively, represent mortgages collateralized by land and lots (book value of $8,196,000 and $115,000 at December 31, 1997 and 1996, respectively). The notes payable outstanding at December 31, 1997 bear interest at 8.5% and mature April 29, 1999.

8.  SUBORDINATED NOTES

   In December 1991, the Company issued $20,000,000 principal amount of 14% Subordinated Notes and in April 1992, issued an additional $4,513,000. In December 1996, the Company redeemed all of these notes at a price of 106% of par. The redemption resulted in an extraordinary loss of $1,287,000, net of income taxes of $823,000.

   In December 1996, the Company issued $25,000,000 in the form of a Subordinated Note. The proceeds were used to redeem the 14% Subordinated Notes outstanding in the amount of $24,513,000. In August 1997, the Company entered into a Credit Agreement (the "Subordinated Debt Facility") for $50,000,000 of Senior Subordinated Notes. The proceeds were used to repay outstanding amounts under the Bank Credit Facility and the existing $25,000,000 Subordinated Note due 2001. The new notes bear interest at a fixed rate of 9.51% and mature August 29, 2004.

9. LEASE COMMITMENTS

   The Company leases various office facilities, automobiles, model furnishings, and model homes under operating leases with remaining terms of 1 to 19 years. At December 31, 1997, the future minimum rental commitments, totalling $29,261,000, under noncancelable operating leases with initial terms in excess of one year are as follows: 1998 - $4,670,000; 1999 - $2,380,000; 2000 - $1,523,000; 2001 -
$1,332,000; 2002 - $1,361,000; and thereafter - $17,995,000.

   The Company's lease with a related party for approximately 27,000 square feet of office space expired August 31, 1996. The Company extended the lease on a month-to-month basis through February 1997. Rental expense was $57,000, $347,000 and $358,000 for 1997, 1996 and 1995, respectively.

   The Company entered into a 20 year lease for its new office building and moved into this new facility in December 1996. Rental expense was $1,250,000 for 1997. Included in the future minimum rental commitments above are rentals of $1,132,000 for 1998; $1,132,000 for 1999; $1,132,000 for 2000; $1,132,000 for
2001; $1,203,000 for 2002; and $17,968,000 for all periods thereafter.

   The Company's total rental expense was $6,515,000, $5,048,000 and $5,023,000 for 1997, 1996 and 1995, respectively.

10. PREFERRED STOCK

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

11. SUBSEQUENT EVENT

   On February 9, 1998, the Board of Directors approved a $0.05 per share cash dividend for stockholders of record of its common stock on April 1, 1998, payable on April 22, 1998. The Company's loan agreement and Subordinated Note place limits on dividends (see Notes 6 and 8).

12. STOCK INCENTIVE PLAN

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

                                                          Weighted
                                       Option Price    Avg. Exercise
                           Shares        Per Share         Price
--------------------------------------------------------------------
Options outstanding
   December 31, 1994       84,200           $16.125       $16.125
   Granted                 68,200       $6.75-$9.25        $6.823
   Forfeited              (18,000)    $6.75-$16.125       $14.042
--------------------------------------------------------------------
Options outstanding
   December 31, 1995      134,400     $6.75-$16.125       $11.684
   Granted                 60,700           $10.875       $10.875
   Forfeited               (1,250)  $10.875-$16.125       $11.925
---------------------------------------------------------------------
Options outstanding
   December 31, 1996      193,850     $6.75-$16.125       $11.429
   Granted                 28,600           $10.625       $10.625
   Forfeited               (1,250)    $6.75-$16.125       $11.050
---------------------------------------------------------------------
Options outstanding
   December 31, 1997      221,200     $6.75-$16.125       $11.327
---------------------------------------------------------------------
Options exercisable at
   December 31, 1995       40,920     $6.75-$16.125       $13.208
   December 31, 1996       79,590     $6.75-$16.125       $12.338
   December 31, 1997      123,480     $6.75-$16.125       $11.977
--------------------------------------------------------------------

                1997 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     At December 31, 1997, options outstanding have a weighted average remaining contractual life of 7.5 years.

     In February 1998, the Company granted options for an additional 46,100 shares with the same terms as the previous awards, at a price of $22.75 which represents the market value at the date of grant.

     As required under SFAS 123, the fair value of each option grant was estimated on the date of grant. The Company used the Black-Scholes option-pricing model with the following assumptions used for grants in 1997: expected volatility of 37.24%; risk-free interest rate of 7.00%; and an expected life of 4 years, and for grants in 1996: expected volatility of 37.29%; risk-free interest rate of 8.50%; and an expected life of 4 years. Based on these calculations, the fair value of the stock options at the date of grant were immaterial to the Company's financial statements at December 31, 1997 and 1996.

13. INCOME TAXES

The provision for income taxes consists of the following:

(Dollars in thousands)            1997        1996      1995
--------------------------------------------------------------
Federal                        $ 8,927      $7,060     $5,312
State and local                  3,058       1,907      1,318
--------------------------------------------------------------
   Total                       $11,985      $8,967     $6,630
--------------------------------------------------------------


     Reconciliations of the differences between income taxes computed at federal statutory tax rates and consolidated provision for income taxes are as follows:

(Dollars in thousands)              1997       1996      1995
---------------------------------------------------------------
Federal taxes at statutory rate   $10,298    $8,077    $5,777
Deduct federal tax effect of:
   Charitable contribution             --      (414)       --
   State taxes -
      net of federal tax benefit    1,988     1,240       857
   Other                             (301)       64        (4)
---------------------------------------------------------------
   Total                          $11,985    $8,967    $6,630
---------------------------------------------------------------

   The tax effects of the significant temporary differences which comprise the deferred tax assets and liabilities at December 31, 1997 and 1996 are as follows:


(Dollars in thousands)                    1997         1996
---------------------------------------------------------------
Assets:
Warranty, insurance and other
    reserves                             $3,795       $3,589
Inventory writedowns                      2,686        1,107
Inventories                                 706          706
State taxes                                 263            -
Depreciation                                136          147
Other                                     1,071          647
---------------------------------------------------------------
Total deferred tax assets                 8,657        6,196
---------------------------------------------------------------
Liabilities:
Prepaid expenses and deferred charges     1,341        1,030
State taxes                                  --           37
---------------------------------------------------------------
Total deferred tax liabilities            1,341        1,067
---------------------------------------------------------------
Net deferred tax asset                   $7,316       $5,129
---------------------------------------------------------------


14. FINANCIAL INSTRUMENTS

     M/I Financial offers fixed and adjustable rate mortgage loans, primarily to buyers of the Company's homes. At December 31, 1997, M/I Financial is committed to fund $85,400,000 in mortgage loans to home buyers. Of this total, approximately $27,328,000 are adjustable rate loans and $58,072,000 are fixed rate loan commitments. The loans are granted at current market interest rates and the rate is guaranteed through the transfer of the title of the home to the buyer (the "Closing"). M/I Financial uses hedging methods to reduce its exposure to interest rate fluctuations between the commitment date of the loan and the time the home closes. The method to be used is determined at the time of the loan commitment based on the market conditions and alternatives available. M/I Financial's policy requires that there be no interest rate risk on loans closed waiting to be sold. Also according to policy, the pipeline of committed loans is to be hedged at 70 to 95% of the committed balance, which is the balance of loans expected to be closed.

     One of the methods that M/I Financial uses to hedge the interest rate risk relative to unclosed loans is to purchase commitments from outside investors to acquire the loans at the interest rate at which the loan will be closed. The cost of these purchase commitments is recorded as an asset and is expensed as loans are closed under the related commitments. Any remaining unused balance is expensed when the commitment expires, or earlier if the Company determines that they will be unable to use the entire commitment prior to its expiration date. The Company expended $498,000, $1,345,000 and $898,000 in 1997, 1996 and 1995,
respectively, related to purchase commitments from outside investors to acquire mortgage loans. Such costs are expensed as a component of cost of goods sold. At December 31, 1997, the Company had approximately $33,300,000 of commitments to deliver mortgage loans to outside investors.

     The Company also hedges its interest rate risk using optional and mandatory forward sales of mortgage-backed securities. In these agreements, the Company agrees to sell and later agrees to buy similar but not identical mortgage-backed securities. Generally, the agreements are fixed-coupon agreements whereby the interest rate and maturity date of both transactions are approximately the same and are established to correspond with the closing of the fixed interest rate mortgage loan commitments of the Company. The difference between the two values of the mortgage-backed securities in the agreements at settlement provide a hedge on the interest rate risk exposure in the mortgage loan commitments and is included in the gain or loss on the sale of the loans to third party investors. At December 31, 1997, these agreements matured within 90 to 120 days. Securities under forward sales agreements averaged approximately $37,300,000 during 1997 and the maximum amount outstanding at any month end during 1997 was $49,000,000. Hedging gains of $1,389,000 were deferred at year end as the mortgage loans and commitment contracts qualified for hedge accounting.

                1997 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

     The following table presents the carrying amounts and fair values of the Company's financial instruments and the fair value of the Company's unrecognized financial instruments at December 31, 1997 and 1996. SFAS 107, "Disclosures about Fair Value of Financial Instruments", defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.


                                        1997                      1996
                              Carrying        Fair         Carrying       Fair
(Dollars in thousands)          Amount        Value          Amount       Value
----------------------------------------------------------------------------------
Assets:
  Cash, including
    cash in escrow           $  13,373      $  13,373      $  6,761     $  6,761
  Mortgage loans
    to be funded                42,868         43,705        33,799       33,922
  Accounts receivable              951            951           648          648
  Prepaid financing
    commitments                    121             --           267           --
  Interest rate cap                 --             --            73           73
Liabilities:
  Notes payable
    banks                      108,000        108,000       100,300      100,300
  Mortgage notes payable         5,950          5,950            45           45
  Subordinated notes            50,000         50,000        25,000       25,000
  Accounts payable              42,793         42,793        32,016       32,016
Other liabilities               43,771         43,771        35,679       35,679
Unrecognized Financial
  Instruments:
  Letters of credit                 --            195            --          127
  Commitments to
    extend real estate
    loans                           --          2,333            --        1,345
  Forward sale of
    mortgage-backed
    securities                      --           (490)           --          187


     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at December 31, 1997 and 1996:

     CASH, ACCOUNTS RECEIVABLE, ACCOUNTS PAYABLE AND OTHER LIABILITIES. The carrying amounts of these items are a reasonable estimate of their fair value.

     MORTGAGE LOANS TO BE FUNDED. The estimated fair value of mortgage loans to be funded at December 31, 1997 and 1996 includes the estimated gains and servicing rights which will be realized when the loans are sold. The estimated fair value was determined based on market quotes at December 31, 1997 and 1996.

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

     SUBORDINATED NOTES. The estimated fair value was determined based upon market quotes at December 31, 1997 and 1996.

     LETTERS OF CREDIT. Letters of credit and outstanding completion bonds of $28,184,000 and $21,501,000 represent potential commitments at December 31, 1997 and 1996. The letters of credit generally expire within one to two years. The estimated fair value of letters of credit was determined using fees currently charged for similar arrangements.

     INTEREST RATE CAP, COMMITMENTS TO EXTEND REAL ESTATE LOANS AND FORWARD SALE OF MORTGAGE-BACKED SECURITIES. The fair value of these financial instruments was determined based upon market quotes at December 31, 1997 and 1996.

15. COMMITMENTS AND CONTINGENCIES

     At December 31, 1997, the Company had sales agreements outstanding, some of which have open contingencies for approval of financing, to deliver 1,544 homes with an aggregate purchase price of approximately $306,077,000. At December 31, 1997, the Company had options and contingent purchase contracts to acquire land and developed lots with an aggregate purchase price of approximately $166,432,000. Purchase of the properties is contingent upon satisfaction of certain requirements by the Company and the sellers.

     At December 31, 1997, the Company had outstanding approximately $28,184,000 of completion bonds and standby letters of credit, which serve as completion bonds for development work in progress, deposits on land and lot purchase contracts and miscellaneous deposits.

     The Company is involved from time to time in routine litigation. Management does not believe that the ultimate resolution of this litigation will be material to the financial statements of the Company.

16. BUSINESS SEGMENTS

     The business segment information for 1997, 1996 and 1995 included on page 15 of this annual report is an integral part of these financial statements.

[DELOITTE &
  TOUCHE LLP LOGO]

                                                INDEPENDENT AUDITORS' REPORT



To the Stockholders and Directors of
M/I Schottenstein Homes, Inc.:

     We have audited the accompanying consolidated balance sheets of M/I Schottenstein Homes, Inc. and its subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of M/I Schottenstein Homes, Inc. and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



/s/ DELOITTE & TOUCHE LLP

Columbus, Ohio
February 27, 1998

                1997 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Company's common stock is traded on the New York Stock Exchange under the symbol "MHO". As of March 2, 1998, there were approximately 227 record holders of the Company's common stock. At that time there were 8,804,600 shares issued and 7,602,161 shares outstanding. The table below presents the highest and lowest prices for the Company's common stock during each of the quarters presented:

------------------------------------------------
     1997              HIGH               LOW
------------------------------------------------
First quarter         $11.75            $ 8.25
Second quarter        $11.38            $10.13
Third quarter         $15.50            $11.25
Fourth quarter        $19.50            $13.00


------------------------------------------------
     1996              HIGH               LOW
------------------------------------------------
First quarter         $11.75            $ 9.75
Second quarter        $11.00            $ 9.13
Third quarter         $ 9.38            $ 8.25
Fourth quarter        $10.63            $ 8.38


     The highest and lowest prices for the Company's common stock from January 1, 1998 through March 2, 1998 was $24.56 and $17.75.

     Historically, the Company has not paid any dividends. However, on February 9, 1998, the Board of Directors approved a $0.05 per share cash dividend payable to stockholders of record of its common stock on April 1, 1998, payable on April 22, 1998. The Company's loan agreement and Subordinated Note place limits on dividends (see Notes 6 and 8 to the consolidated financial statements).

--------------------------------------
EXECUTIVE OFFICERS
--------------------------------------

IRVING E. SCHOTTENSTEIN
   Chief Executive Officer

ROBERT H. SCHOTTENSTEIN
   President

STEVEN SCHOTTENSTEIN
   Senior Executive Vice President

KERRII B. ANDERSON
   Senior Vice President,
   Chief Financial Officer


--------------------------------------
OTHER KEY OFFICERS
--------------------------------------

PAUL S. COPPEL
   Senior Vice President,
   General Counsel and Secretary

PHILLIP G. CREEK
   Senior Vice President,
   Treasurer

GARY A. HAARER
   President,
   Arizona Region

ROBERT C. MOESLE
   President,
   Washington, D.C. Region

LLOYD T. SIMPSON
   President,
   Columbus Region


--------------------------------------
DIRECTORS
--------------------------------------

IRVING E. SCHOTTENSTEIN (1*, 2)
   Chairman of the Board and
   Chief Executive Officer

KERRII B. ANDERSON
   Senior Vice President,
   Chief Financial Officer

FRIEDRICH K.M. BOHM (2, 3*)
   Managing Partner and
   Chief Executive Officer,
   NBBJ

JEFFREY H. MIRO (2, 3)
   Chairman,
   Miro, Weiner and Kramer

ROBERT H. SCHOTTENSTEIN (1, 2)
   President

STEVEN SCHOTTENSTEIN (1)
   Senior Executive Vice President

LEWIS R. SMOOT, SR. (1, 2*, 3)
   President and
   Chief Executive Officer,
   The Smoot Corporation

NORMAN L. TRAEGER (2, 3)
   President,
   The Discovery Group

(1) Executive Committee
(2) Compensation Committee
(3) Audit Committee
* Chairman


--------------------------------------
CORPORATE INFORMATION
--------------------------------------

CORPORATE HEADQUARTERS
   3 Easton Oval
   Columbus, Ohio 43219

STOCK EXCHANGE LISTING
   New York Stock Exchange (MHO)

TRANSFER AGENT AND REGISTRAR
   EquiServe
   P.O. Box 8040
   Boston, Massachusetts  02266-8040
   www.equiserve.com



ANNUAL MEETING
   The Annual Meeting of Stockholders
   will be held at 9:00 A.M. on
   April 28, 1998, at the offices of the
   Company, 3 Easton Oval,
   Columbus, Ohio.

FORM 10-K
   Stockholders may receive a copy of the
   Company's annual report to the Securities and Exchange Commission on Form 10-K without charge by writing to:

   Investor Relations
   M/I Schottenstein Homes, Inc.
   3 Easton Oval
   Suite 500
   Columbus, OH  43219
   www.mihomes.com


36