Form 10-K, Exhibit 13
period 1998-12-31
M I SCHOTTENSTEIN HOMES INC
filed 1999-03-25
CIK 799292

                                                                     Exhibit 13

                 1998 M/I SCHOTTENSTEINHOMES, INC. ANNUAL REPORT

                      SELECTED CONSOLIDATED FINANCIAL DATA
--------------------------------------------------------------------------------

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

(Dollars in thousands, except per share amounts)        1998            1997          1996           1995            1994
-------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT: (Year Ended December 31)
Revenue                                             $  739,613       $ 614,004     $  577,192    $  527,822       $ 491,719
Gross Margin                                           151,114         119,341        109,103        95,861          88,165
Income before extraordinary loss                        27,651          17,437         14,110         9,876          11,613
Income per common share before
    extraordinary loss:
    Basic                                                 3.29            2.15           1.60          1.12            1.32
    Diluted                                               3.26            2.14           1.60          1.12            1.32
Weighted average common shares outstanding:
    Basic                                            8,392,560       8,108,293      8,800,000     8,800,000       8,800,000
    Diluted                                          8,487,872       8,150,015      8,818,543     8,800,000       8,800,000
Dividends per common share (1)                            0.15               -              -             -               -
BALANCE SHEET: (December 31)
Total assets                                           427,147         366,020        305,359       281,143         277,614
Notes and mortgage notes payable                       105,293         113,950        100,345       102,549         112,765
Subordinated notes                                      50,000          50,000         25,000        24,513          24,513
Stockholders' equity                                   166,640         115,506        112,319        99,496          89,620
---------------------------------------------------------------------------------------------------------------------------

(1) No dividends were paid by the Company during any period prior to 1998 in which the stock was publicly held. In January 1994, the Company made distributions of $1,082,000 to the former S corporation stockholders related to the Company's earnings from January 1, 1993 to November 8, 1993 (the date the Company's status as an S corporation was terminated).

SELECTED CONSOLIDATED QUARTERLY FINANCIAL AND OPERATING DATA

                                                                                    Three Months Ended
---------------------------------------------------------------------------------------------------------------------------
                                                           December 31,       September 30,      June 30,          March 31,
(Dollars in thousands, except per share amounts)               1998               1998             1998              1998
-------------------------------------------------------------------------------------------------------------------------
New contracts, net                                                 998               926             1,039            1,145
Homes delivered                                                  1,136             1,008               876              609
Backlog                                                          2,023             2,161             2,243            2,080
Total revenue                                               $  237,983        $  208,794        $  175,606      $   117,230
Gross margin                                                $   47,555        $   42,301        $   35,299      $    25,959
Income before income taxes                                  $   14,072        $   13,760        $   11,218      $     7,503
Net income                                                  $    8,315        $    8,210        $    6,625      $     4,501
Net income per common share:
    Basic                                                   $     0.94        $     0.93        $     0.80      $      0.59
    Diluted                                                 $     0.93        $     0.92        $     0.79      $      0.58
Weighted average common shares outstanding:
    Basic                                                    8,813,061         8,812,102         8,323,049        7,604,132
    Diluted                                                  8,905,545         8,909,013         8,419,804        7,698,571
Dividends per common share                                  $     0.05        $     0.05        $     0.05                -

                                                                                    Three Months Ended
---------------------------------------------------------------------------------------------------------------------------
                                                           December 31,       September 30,      June 30,           March 31,
(Dollars in thousands, except per share amounts)               1997               1997             1997               1997
--------------------------------------------------------------------------------------------------------------------------
New contracts, net                                                 861               823               768              907
Homes delivered                                                    991               828               776              557
Backlog                                                          1,544             1,674             1,679            1,687
Total revenue                                               $  204,203        $  157,958        $  146,014      $   105,829
Gross margin                                                $   38,251        $   30,779        $   28,555      $    21,756
Income before income taxes                                  $    8,778        $    7,729        $    7,848      $     5,067
Net income                                                  $    5,142        $    4,608        $    4,635      $     3,052
Net income per common share:
    Basic                                                   $     0.68        $     0.59        $     0.56      $      0.35
    Diluted                                                 $     0.67        $     0.59        $     0.56      $      0.35
Weighted average common shares outstanding:
    Basic                                                    7,597,561         7,834,252         8,300,000        8,716,667
    Diluted                                                  7,659,181         7,884,022         8,323,321        8,739,445

                1998 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                               SEGMENT INFORMATION
-------------------------------------------------------------------------------

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

   The Company's reportable segments are strategic business units that offer different products and services. The business segments of the Company are defined as homebuilding and financial services. The homebuilding operations include the development and sale of land and the construction and sale of single-family attached and detached homes. The homebuilding segment includes similar operations in several geographic regions which have been aggregated for segment reporting purposes. The financial services operations include the origination of mortgage loans, primarily for purchasers of the Company's homes, and title services. The loans and the majority of the servicing rights are sold to outside mortgage lenders.

   The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intersegment revenue represents the elimination of revenue included in financial services revenue for fees paid by the homebuilding operations to lock in interest rates. Fees paid by the homebuilding segment to the financial services segment were at market prices for the services provided. Unallocated expenses include salaries and other administrative expenses which are not identifiable with a specific segment. Unallocated assets consist primarily of a building, cash, deferred taxes and other assets not associated with a specific business segment. The information below is presented in conformity with SFAS 131 "Disclosure about Segments of an Enterprise and Related Information" for all periods presented.


                                                                               Year Ended December 31,
(Dollars in thousands)                                          1998                    1997                     1996
------------------------------------------------------------------------------------------------------------------------
Revenue:
    Homebuilding                                             $  728,503              $  606,195              $  570,719
    Financial services                                           14,609                  10,627                   9,037
    Intersegment                                                 (3,499)                 (2,818)                 (2,564)
------------------------------------------------------------------------------------------------------------------------
        TOTAL REVENUE                                        $  739,613              $  614,004              $  577,192
------------------------------------------------------------------------------------------------------------------------
Depreciation and Amortization:
    Homebuilding                                             $      999              $      857              $      778
    Financial services                                               77                     117                     153
    Unallocated Amounts                                             685                     649                     446
-----------------------------------------------------------------------------------------------------------------------
        TOTAL DEPRECIATION AND AMORTIZATION                  $    1,761              $    1,623              $    1,377
------------------------------------------------------------------------------------------------------------------------
Interest Expense:
    Homebuilding                                             $   12,744              $   11,583              $   12,782
    Financial services                                              384                     159                     321
    Unallocated Amounts                                               -                       -                       -
-----------------------------------------------------------------------------------------------------------------------
        TOTAL INTEREST EXPENSE                               $   13,128              $   11,742              $   13,103
------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes and Extraordinary Loss:
    Homebuilding                                             $   36,523              $   23,947              $   20,245
    Financial Services                                            8,209                   5,494                   4,029
    Unallocated amounts                                           1,821                     (19)                 (1,197)
------------------------------------------------------------------------------------------------------------------------
        TOTAL INCOME BEFORE INCOME TAXES
          AND EXTRAORDINARY LOSS                             $   46,553              $   29,422              $   23,077
------------------------------------------------------------------------------------------------------------------------
Income Taxes:
    Homebuilding                                             $   15,354              $   10,097              $    7,938
    Financial services                                            2,782                   1,896                   1,498
    Unallocated amounts                                             766                      (8)                   (469)
------------------------------------------------------------------------------------------------------------------------
        TOTAL INCOME TAXES                                   $   18,902              $   11,985              $     8,967
------------------------------------------------------------------------------------------------------------------------
Assets:
    Homebuilding                                             $  361,789              $  300,476              $  257,130
    Financial services                                           42,132                  44,223                  35,350
    Unallocated amounts                                          23,226                  21,321                  12,879
-----------------------------------------------------------------------------------------------------------------------
        TOTAL ASSETS                                         $  427,147              $  366,020              $  305,359
------------------------------------------------------------------------------------------------------------------------
Capital Expenditures:
    Homebuilding                                             $    1,055              $    6,773              $      474
    Financial services                                               82                     180                      38
    Unallocated amounts                                              95                   1,555                      99
-----------------------------------------------------------------------------------------------------------------------
        TOTAL CAPITAL EXPENDITURES                           $    1,232              $    8,508              $      611
------------------------------------------------------------------------------------------------------------------------

                1998 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
        MANAGEMENT'S DISCUSSION & ANALYSIS OF RESULTS OF OPERATIONS AND
                              FINANCIAL CONDITION
-------------------------------------------------------------------------------


M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

RESULTS OF OPERATIONS

CONSOLIDATED

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

         TOTAL REVENUE. Total revenue for 1998 of $739.6 million set a new record for the Company and represented an increase of $125.6 million over 1997. Increases in housing revenue of $127.4 million and other revenue of $3.1 million were partially offset by a $4.9 million decrease in land revenue. The increase in housing revenue was attributable to a 15.1% increase in the number of Homes Delivered and a 6.0% increase in the average sales price of Homes Delivered. The increase in other revenue is primarily attributable to financial services in which both the number of loans originated and the gains recognized from the sale of loans increased in the current year. The decrease in land revenue was primarily due to less expensive lots being sold to third parties in the Washington, D.C. market.

         INCOME BEFORE INCOME TAXES. Income before income taxes for 1998 increased 58.2% over 1997. The increase related primarily to housing, which increased from $23.8 million to $38.2 million and financial services, which increased from $5.5 million to $8.2 million. The increase in housing was due to the increase in the number of Homes Delivered and an increase in gross margin. Housing gross margin increased from 18.0% in 1997 to 19.3% in 1998. The increase in financial services was primarily due to an increase in the number of loans originated and the significant increase in income from the sale of servicing and marketing gains due to increased loan volume and the favorable interest rate environment during 1997 and throughout 1998.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

       TOTAL REVENUE. Total revenue for 1997 of $614.0 million set a new record for the Company and represented an increase of $36.8 million over 1996. Housing revenue, land revenue and other revenue increased $17.2 million, $17.9 million and $1.7 million, respectively. The increase in housing revenue was attributable to a 6.1% increase in the average sales price of Homes Delivered, partially offset by a 2.9% decrease in the number of Homes Delivered. The increase in land revenue was primarily due to an increase in the number of lots sold to third parties in the Washington, D.C. market. The increase in other revenue is primarily attributable to financial services where the gains recognized from the sale of loans increased in 1997.

       INCOME BEFORE INCOME TAXES. Income before income taxes and extraordinary loss for 1997 increased 27.5% over 1996. This increase related to both housing and land, where income before income taxes and extraordinary loss increased from $19.0 to $23.8 million, and financial services, where income before income taxes increased from $4.0 to $5.5 million. The increase in housing was primarily due to the increase in the average sales price of Homes Delivered. The increase in land was primarily due to a significant increase in the number of lots sold to third parties at relatively high margins in the Washington, D.C. market. The increase in financial services was primarily due to the significant increase in income from the sale of servicing and marketing gains due to increased loan volume and the favorable interest rate environment during the last half of 1996 and throughout 1997. Income before income taxes also increased due to a decrease in interest expense from $13.1 million in 1996 to $11.7 million in 1997. These decreases were primarily attributable to a decrease in the weighted average interest rate and an increase in the net amount of interest capitalized. The weighted average interest rate decreased due to more favorable terms on the Company's line of credit facilities and the replacement of the 14% Subordinated Notes with new Subordinated Notes at a significantly lower rate. Capitalized interest increased due to a significant increase in the Company's land development activities.

SEASONALITY AND VARIABILITY IN QUARTERLY RESULTS

       The Company has experienced, and expects to continue to experience, significant seasonality and quarter-to-quarter variability in homebuilding activity levels. In general, Homes Delivered increase substantially in the third and fourth quarters. The Company believes that this seasonality reflects the tendency of home buyers to shop for a new home in the spring with the goal of closing in the fall or winter, as well as the scheduling of construction to accommodate seasonal weather conditions. The following tables reflect this cycle for the Company during the four quarters of 1998 and 1997:


                               Three Months Ended
                      ---------------------------------------
                      Dec. 31, Sept. 30,  June 30,  March 31,
(Dollars in thousands)  1998      1998     1998      1998
--------------------------------------------------------------
Total revenue        $237,983  $208,794  $175,606  $117,230
Unit data:
   New contracts, net     998       926     1,039     1,145
   Homes delivered      1,136     1,008       876       609
   Backlog at end of
     period             2,023     2,161     2,243     2,080


                               Three Months Ended
                      ---------------------------------------
                      DEC. 31,  SEPT. 30,JUNE 30,  MARCH 31,
(Dollars in thousands)  1997      1997     1997      1997
---------------------------------------------------------
Total revenue        $204,203  $157,958  $146,014  $105,829
Unit data:
   New contracts, net     861       823       768       907
   Homes delivered        991       828       776       557
   Backlog at end of
     Period             1,544     1,674     1,679     1,687
-----------------------------------------------------------

                1998 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
        MANAGEMENT'S DISCUSSION & ANALYSIS OF RESULTS OF OPERATIONS AND
                              FINANCIAL CONDITION
-------------------------------------------------------------------------------

HOMEBUILDING SEGMENT

The following table sets forth certain information related to the Company's homebuilding segment:


                                 Year Ended December 31,
(Dollars in thousands)       1998        1997        1996
--------------------------------------------------------------------
Revenue:
   Housing sales                  $705,620    $578,185      $560,980
   Lot and land sales               21,873      26,814         8,915
   Other income                      1,010       1,196           824
--------------------------------------------------------------------
Total revenue                     $728,503    $606,195      $570,719
--------------------------------------------------------------------
Revenue:
   Housing sales                      96.9%       95.4%         98.3%
   Lot and land sales                  3.0         4.4           1.6
   Other income                        0.1         0.2           0.1
--------------------------------------------------------------------
Total revenue                        100.0       100.0         100.0
Land and housing costs                81.3        82.1          82.5
--------------------------------------------------------------------
Gross Margin                          18.7        17.9          17.5
General and administrative
   expenses                            2.8         3.1           2.8
Selling Expenses                       6.5         6.6           6.6
--------------------------------------------------------------------
Operating Income                       9.4         8.2           8.1
Allocated expenses                     4.4         4.2           4.6
--------------------------------------------------------------------
Income Before Income Taxes             5.0%        4.0%          3.5%
--------------------------------------------------------------------
MIDWEST REGION
Unit data:
   New contracts, net                2,524       2,059         1,910
   Homes delivered                   2,259       1,910         1,939
   Backlog at end of period          1,322       1,057           908
Average sales price of
   homes in Backlog                   $183        $178          $174
Aggregate sales value of
   homes in Backlog               $242,000    $188,000      $158,000
Number of active subdivisions           73          75            80
--------------------------------------------------------------------
FLORIDA REGION
Unit data:
   New contracts, net                  730         700           663
   Homes delivered                     652         666           667
   Backlog at end of period            333         255           221
Average sales price of
   homes in Backlog                   $196        $188          $163
Aggregate sales value of
   homes in Backlog               $ 65,000    $ 48,000      $ 36,000
Number of active subdivisions           27          30            35
--------------------------------------------------------------------
NORTH CAROLINA, VIRGINIA AND MARYLAND, AND ARIZONA REGION
Unit data:
   New contracts, net                  854         600           589
   Homes delivered                     718         576           640
   Backlog at end of period            368         232           208
Average sales price of
   homes in Backlog                   $359        $303          $246
Aggregate sales value of
   homes in Backlog               $132,000    $ 70,000      $ 51,000
Number of active subdivisions           40          35            35
--------------------------------------------------------------------
TOTAL
Unit data:
   New contracts, net                4,108       3,359         3,162
   Homes delivered                   3,629       3,152         3,246
   Backlog at end of period          2,023       1,544         1,337
Average sales price of
   homes in Backlog                   $217        $198          $183
Aggregate sales value of
   homes in Backlog               $439,000    $306,000      $245,000
Number of active subdivisions          140         140           150
--------------------------------------------------------------------


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

       "Backlog" represents homes for which the Company's standard sales contract has been executed, but which are not included in Homes Delivered because closings for these homes have not yet occurred as of the end of the period specified. Most cancellations of contracts for homes in Backlog occur because customers cannot qualify for financing. These cancellations usually occur prior to the start of construction. Since the Company arranges financing with guaranteed rates for many of its customers, the incidence of cancellations after the start of construction is low. In 1998, the Company delivered 3,629 homes, including most of the homes under contract in Backlog at December 31, 1997. Of the 1,544 contracts in Backlog at December 31, 1997, 12.8% were cancelled. The cancellation percentages were 14.1% and 14.4% for homes in Backlog as of December 31, 1996 and December 31, 1995, respectively. Unsold speculative homes, which are in various stages of construction, totaled 159, 158 and 122 at December 31, 1998, 1997 and 1996, respectively.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

         TOTAL REVENUE. Total revenue for the homebuilding segment for 1998 was $728.5 million, a 20.2% increase over 1997. This increase was due to a 22.0% increase in housing revenue and was offset by an 18.4% decrease in land revenue. The increase in housing revenue was partially due to a 15.1% increase in the number of Homes Delivered. Homes Delivered were higher in all of the Company's markets with the exception of Orlando and Charlotte. The increase in housing revenue was also due to a 6.0% increase in the average sales price of Homes Delivered. The average sales price of Homes Delivered increased in nearly all of the Company's markets due to product mix and higher land and regulatory costs which have generally been passed on to the home buyer. The decrease in land revenue from $26.8 million to $21.9 million was primarily attributable to the Washington, D.C. market. The Maryland division sold less expensive lots to outside homebuilders in 1998.

         HOME SALES AND BACKLOG. New Contracts recorded in 1998 were 22.3% higher than the prior year. New Contracts recorded were higher in nearly all of the Company's markets. The Company believes the increase in New Contracts was partially due to favorable market conditions and low interest rates. The number of New Contracts recorded in future periods will be dependent on

                1998 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
        MANAGEMENT'S DISCUSSION & ANALYSIS OF RESULTS OF OPERATIONS AND
                              FINANCIAL CONDITION
-------------------------------------------------------------------------------

numerous factors, including future economic conditions, timing of land development, consumer confidence and interest rates available to potential home buyers.

         At December 31, 1998, the total sales value of the Company's Backlog of 2,023 homes was approximately $439.0 million, representing a 43.5% increase in sales value and a 31.0% increase in units over the levels reported at December 31, 1997. The increase in units is a result of record high new contracts recorded in 1998. The average sales price of homes in Backlog increased 9.6% from December 31, 1997 to December 31, 1998. This increase was primarily due to increases in the Washington, D.C.
and Phoenix markets where the Company is building in more upscale and certain niche subdivisions.

         GROSS MARGIN. The overall gross margin for the homebuilding segment was 18.7% for 1998 and 17.9% for 1997. The gross margin from housing sales was 19.3% in 1998 compared to 18.0% in 1997. The gross margin from lot and land sales decreased from 22.9% to 14.4%. The increase in margin is attributable to favorable market conditions and Management's continued focus on maintaining accurate, up-to-date costing information so that sales prices can be set to achieve the desired margins. The Company has also focused on acquiring or developing lots in premier locations to obtain higher margins. The decrease in gross margin from lot and land sales was primarily due to the Washington, D.C. market. The Maryland and Virginia divisions had significant lot sales to outside homebuilders in 1997 at very high margins which did not occur in the current year. Lot and land gross margins can vary significantly depending on the sales price, the cost of the subdivision and the phase in which the sale takes place.

         GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased from $18.6 million for 1997 to $20.7 million for 1998. However, general and administrative expenses as a percentage of total revenue decreased from 3.1% from 1997 to 2.8% for 1998. The increase in expense was primarily attributable to an increase in real estate taxes and incentive compensation. Real estate taxes increased in the current year as the Company's investment in land development activities increased over prior year balances. More incentive compensation was recorded in 1998 compared to 1997 due to the increase in net income.

       SELLING EXPENSES. Selling expenses increased from $40.1 million for 1997 to $47.0 million for 1998. However, selling expenses as a percentage of total revenue decreased from 6.6% for 1997 to 6.5% for 1998. The increase in expense was primarily due to increases in sales commissions paid to outside Realtors and internal salespeople as a result of the increase in sales volume. There were also increases in advertising, model and sales incentive compensation expenses.


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

       HOME SALES AND BACKLOG. The Company recorded a 6.2% increase in the number of New Contracts recorded in 1997 over the prior year. New Contracts recorded increased in all three of the Company's regions. The increase in the number of New Contracts was due mainly to the Horizon division, in which the number of New Contracts increased by 168 units. The Horizon division, which builds lower priced homes, expanded into desirable locations in the Columbus market.

       At December 31, 1997, the total sales value of the Company's Backlog of 1,544 homes was approximately $306.0 million, representing a 24.9% increase in sales value and a 15.5% increase in units from the levels reported at December 31, 1996. The average sales price of homes in Backlog increased 8.2% from December 31, 1996 to December 31, 1997. This increase was due to sales price increases in the Columbus, Cincinnati, Orlando and Maryland markets where the Company is building in more upscale and certain niche subdivisions. The Chevy Chase subdivision in Maryland, where the Company started selling in May of 1997, had an average selling price of over $750,000. The increase in units at December 31, 1997 was a result of record high New Contracts recorded along with a decrease in deliveries in 1997.

       GROSS MARGIN. The overall gross margin for the homebuilding segment was 17.9% for 1997 and 17.5% for 1996. The gross margin from housing sales was 18.0% in 1997 compared to 17.9% recorded in 1996. The overall increase in gross margin was mainly due to lot and land sales, where margins increased from 15.7% to 22.9%. Both the Maryland and Virginia divisions had significant

                1998 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
        MANAGEMENT'S DISCUSSION & ANALYSIS OF RESULTS OF OPERATIONS AND
                              FINANCIAL CONDITION
-------------------------------------------------------------------------------


increases in the number of lots sold to third party homebuilders. Management focuses on maintaining accurate, up-to-date costing information so that sales prices can be set to achieve the desired margins. The Company also focuses on acquiring or developing lots in premier locations to obtain higher margins. Gross margins were also higher due to the national accounts program which the Company continues to expand. Through this program, the Company has been able to lower costs on many of the components used in building its homes through volume discounts and other negotiated price reductions from its suppliers.

       GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses as a percentage of total revenue increased from 2.8% for 1996 to 3.1% for 1997. This increase was primarily attributable to the increase in bonuses, rental expense and real estate tax expense. More bonuses were recorded in 1997 compared to 1996 due to the significant increase in net income. The increase in rent was primarily due to new office space in the Columbus market. Real estate taxes increased in 1997 as the Company's investment in land development activities increased over prior year balances. Additionally, the Company incurred start-up expenses of approximately $900,000 in its newest market, Phoenix, Arizona.

       SELLING EXPENSES. Selling expenses increased from $37.9 million for 1996 to $40.1 million for 1997 and as a percentage of total revenue remained constant at 6.6% for 1997 and 1996. The increase in dollars was primarily due to increases in sales commissions for internal salespeople as a result of the increase in sales volume.



FINANCIAL SERVICES SEGMENT

The following table sets forth certain information related to the Company's financial services segment:

                                YEAR ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS)         1998      1997      1996
-------------------------------------------------------
Number of loans
   originated                   2,958     2,395    2,427

Revenue:
   Loan origination fees      $ 3,931   $ 3,212   $3,094
   Sale of servicing and
     marketing gains            6,256     4,522    3,550
   Other                        4,422     2,893    2,393
--------------------------------------------------------
TOTAL REVENUE                  14,609    10,627    9,037
--------------------------------------------------------

General & administrative
   Expenses                     6,400     5,133    5,008
--------------------------------------------------------
Operating Income              $ 8,209   $ 5,494   $4,029
--------------------------------------------------------

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

         TOTAL REVENUE. Total revenue for 1998 was $14.6 million, a 37.5% increase over the $10.6 million recorded for 1997. Loan origination fees increased 22.4% from 1997 to 1998. This increase was due to a 23.5% increase in the number of loans originated during 1998 over 1997, along with an increase in the average loan amount. At December 31, 1998, M/I Financial was operating in eight of the Company's eleven markets. Of these eight markets, 90% of the parent Company's Homes Delivered were financed through M/I Financial.

         Revenue from the sale of servicing and marketing gains increased 38.3% to $6.3 million in 1998. The increase was primarily due to a 23.5% increase in mortgages originated in 1998 over 1997. The increase in marketing gains was primarily due to favorable market conditions during the second, third and fourth quarters of 1998, increased volume and the continued shift toward fixed rate loans. The Company uses hedging methods whereby the Company has the option, but is not required, to complete the hedging transaction. The Company also concentrated on the securitization of loans with FNMA and FHLMC and separated the sale of loans and servicing into two transactions on this product. This change, along with more favorable terms negotiated with investors, resulted in an increase in servicing release premiums. The increase in marketing and service fees was also due to an increase in average loan amounts.

         Revenue from other sources increased 52.8% from 1997 to 1998. This increase was primarily due to earnings from the Company's interest in a limited liability company that provides title services and expanded into Florida late in 1997. Revenue from other sources also increased because of an increase in loan application fees received in 1998 compared to 1997. There were 616 more applications taken in 1998 compared to 1997. Interest income increased due to more mortgages originated in 1998 compared to 1997.

         GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for 1998 were $6.4 million, a 24.7% increase over 1997. Loan application expenses increased due to 616 more loan applications taken during 1998. Bank interest expense increased due to an increase in mortgages originated. Incentive compensation increased due to a significant increase in net income. General and administrative expenses also increased because of expenses related to the expansion of title services into Florida late in 1997 compared to the full year of 1998.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

       TOTAL REVENUE. Total revenue for the year ended December 31, 1997 was $10.6 million, a 17.6% increase over the $9.0 million recorded for 1996. Loan origination

                1998 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
        MANAGEMENT'S DISCUSSION & ANALYSIS OF RESULTS OF OPERATIONS AND
                              FINANCIAL CONDITION
-------------------------------------------------------------------------------


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

       GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 2.5% to $5.1 million for the year ended December 31, 1997 compared to the $5.0 million recorded in 1996. This increase was primarily due to higher rental costs for the Company's corporate department and Columbus operations. The Company moved into new office space early in 1997.

OTHER OPERATING RESULTS

       CORPORATE GENERAL AND ADMINISTRATIVE EXPENSES. Corporate general and administrative expenses increased to $17.7 million in 1998 from $14.6 million in 1997. However, as a percentage of total revenue, general and administrative expenses for 1998 and 1997 remained constant at 2.4%. The increase in expense was primarily attributable to an increase in incentive compensation, profit sharing and charitable contributions expensed in 1998 due to the significant increase in net income.

       Corporate general and administrative expenses for the year ended December 31, 1997 totaled $14.6 million, a 2.9% increase from the $14.2 million recorded for 1996. As a percentage of total revenue, general and administrative expenses decreased to 2.4% in 1997 from 2.5% in 1996. This decrease resulted from an increase in total revenue.

       INTEREST EXPENSE. Homebuilding interest expense for 1998 increased to $12.7 million from $11.6 million in 1997. Interest expense was higher in the current year due to an increase in the average borrowings outstanding which increased due to a significant increase in the Company's backlog and land development activities. Also, in 1998, the Company experienced less of an increase in capitalized interest than in 1997 as a result of an increase in the proportion of raw land and developed lots to total inventory.

       Homebuilding interest expense for the year ended December 31, 1997 totaled $11.6 million, a 9.4% decrease from the $12.8 million recorded for the preceding year. Interest expense was lower in 1997 due to a decrease in the weighted average interest rate and an increase in the net amount of interest capitalized during 1997 as compared to 1996. This was partially offset by an increase in the average borrowings outstanding. The weighted average interest rate decreased due to the Company replacing its 14% Subordinated Notes with new Subordinated Notes at a significantly lower rate in December 1996. In May of 1996, the Company switched its bank borrowings from prime to LIBOR plus a margin, which also reduced the interest rate. Capitalized interest increased due to a significant increase in the Company's land development activities in 1997.

       INCOME TAXES. The effective tax rate decreased slightly from 40.7% to 40.6% from 1997 to 1998.

       The effective tax rate for 1997 increased to 40.7% from 38.9% for 1996. In 1996, the Company made a significant charitable contribution of commercial land, owned since 1986, decreasing the effective rate.

       EXTRAORDINARY LOSS. In December 1996, the Company redeemed all of its outstanding 14% Subordinated Notes, due December 2001, at a price of 106% of par. The principal amount redeemed was $24.5 million and the redemption resulted in an extraordinary loss of $1.3 million, net of income taxes of $0.8 million.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's financing needs are dependant on its sales volume, asset turnover, land acquisition and inventory balances. The Company has incurred substantial indebtedness, and may incur substantial indebtedness in the future, to fund the growth of its homebuilding activities. The Company's principal source of funds for construction and development activities has been from internally generated cash and bank borrowings, which are primarily unsecured. Additionally, in May 1998, the Company sold treasury shares and received approximately $24.6 million.

         NOTES PAYABLE BANKS. On December 31, 1998, the Company entered into a new bank loan agreement which increased the limit on the amount of outstanding letters of credit to $30.0 million. The remaining terms of the agreement remain substantially the same as those in the agreement that it replaces.

         At December 31, 1998, the Company had bank borrowings outstanding of $70.0 million under its Bank Credit Facility, which permits aggregate borrowings, other than for the issuance of letters of credit, not to exceed the lesser of: (i) $204.5 million and (ii) the Company's borrowing base, which is calculated based on specified percentages of certain types of assets held by the Company as of each month end, less the sum of (A) outstanding letters

                1998 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
        MANAGEMENT'S DISCUSSION & ANALYSIS OF RESULTS OF OPERATIONS AND
                              FINANCIAL CONDITION
-------------------------------------------------------------------------------


of credit issued for purposes other than to satisfy bonding requirements and (B) the aggregate amount of outstanding letters of credit, other than letters of credit issued for the purpose of satisfying bonding requirements, for joint ventures in which the Company is a partner and which are guaranteed by the Company. The Bank Credit Facility matures September 30, 2003, at which time the unpaid balance of the revolving credit loans outstanding will be due and payable. Under the terms of the Bank Credit Facility, the banks will determine annually whether or not to extend the maturity date of the commitments by one year. At December 31, 1998, borrowings under the Bank Credit Facility were at the prime rate or, at the Company's option, LIBOR plus a margin of between 1.60% and 2.35% based on the Company's ratio of Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") to consolidated interest incurred and were primarily unsecured. The Bank Credit Facility contains restrictive covenants which require the Company, among other things, to maintain minimum net worth and working capital amounts, to maintain a minimum ratio of EBITDA to consolidated interest incurred and to maintain certain other financial ratios. The Bank Credit Facility also places limitations on the amount of additional indebtedness that may be incurred by the Company, the acquisition of undeveloped land, dividends that may be paid and the aggregate cost of certain types of inventory the Company can hold at any one time.

         On February 26, 1998 and September 23, 1998 the Company entered into $50.0 million and $25.0 million interest rate SWAP agreements with certain banks. The SWAP agreements expire February 26, 2001 and September 25, 2000, respectively, and require the Company to make fixed interest rate payments to the bank in return for variable payments. During the twelve months ended December 31, 1998, these agreements resulted in a decrease of $26,000 of interest expense.

         An additional $23.5 million was outstanding as of December 31, 1998 under the M/I Financial loan agreement, which permits borrowings of $30.0 million to finance mortgage loans initially funded by M/I Financial for customers of the Company and a limited amount for loans to others. The Company and M/I Financial are co-borrowers under the M/I Financial loan agreement. This agreement limits the borrowings to 95% of the aggregate face amount of certain qualified mortgages and contains restrictive covenants requiring M/I Financial to maintain minimum net worth and certain minimum financial ratios. At December 31, 1998, borrowings under the M/I Financial loan agreement were at (a) the prime rate less 0.50%, and/or (b) LIBOR plus 1.60% or (c) a combination of (a) and (b). The agreement terminates on June 20, 2001, at which time the unpaid balance is due.

         At December 31, 1998, the Company had the right to borrow up to $234.5 million under its credit facilities, including $30.0 million under the M/I Financial loan agreements. At December 31, 1998, the Company had $141.0 million of unused borrowing availability under its loan agreements. The Company also had approximately $30.6 million of completion bonds and letters of credit outstanding at December 31, 1998.

         SUBORDINATED NOTES. At December 31, 1998, there was outstanding $50.0 million of Senior Subordinated Notes. The notes bear interest at a fixed rate of 9.51% and mature August 29, 2004.

         LAND AND LAND DEVELOPMENT. Over the past several years, the Company's land development activities and land holdings have increased significantly, and the Company believes this trend will continue in the foreseeable future. Single-family lots, land and land development increased 12.0% from December 31, 1997 to December 31, 1998. These increases are primarily due to the shortage of qualified land developers in certain of the Company's markets as well as the Company developing more land due to the competitive advantages that can be achieved by developing land internally rather than purchasing lots from developers or competing homebuilders. This is particularly true for the Company's Horizon product line, in which lots are generally not available from third party developers at economically feasible prices due to the price points the Company targets. The Company continues to purchase lots from outside developers under option contracts, when possible, to limit its risk; however, the Company will continue to evaluate all of its alternatives to satisfy its demand for lots in the most cost effective manner.

         The $8.0 million decrease in notes payable banks - homebuilding operations, from December 31, 1997 to December 31, 1998 was the result of decreased borrowings primarily attributable to the increase in the number of Homes Delivered in 1998 offset by increases in houses under construction and single-family lots, land and land development costs. Houses under construction increased $36.0 million from December 31, 1997 to December 31, 1998, and single-family lots, land and land development costs increased $18.2 million. It is expected that borrowing needs will increase as the Company continues to increase its investment in land under development and developed lots.

         At December 31, 1998, mortgage notes payable outstanding were $11.8 million, secured by a building, lots and land with a recorded book value of $15.5 million.

         As its capital requirements increase, the Company may increase its borrowings under its bank line of credit. In addition, the Company continually explores and evaluates alternative sources from which to obtain additional capital.

         SALE OF TREASURY SHARES. On April 27, 1998, the Company filed a registration statement with the Securities and Exchange Commission for up to 1,200,000 shares of common stock of the Company. All of such shares were sold on May 5, 1998. The Company received approximately $24.6 million, which was used to repay a portion of existing indebtedness.

                1998 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
        MANAGEMENT'S DISCUSSION & ANALYSIS OF RESULTS OF OPERATIONS AND
                              FINANCIAL CONDITION
-------------------------------------------------------------------------------

         YEAR 2000 COMPLIANCE. The Company is currently in the process of modifying or replacing certain management information systems to address issues regarding the year 2000. In accordance with current accounting guidance, modification costs for the year 2000 are charged to expense as incurred while replacement costs are capitalized and amortized over the asset's useful life. It is not presently believed that these changes will have an adverse impact on operations or that the expenditures related thereto will be material to the Company's financial position or results of operations in any given year.

         The "Year 2000" problem arises as a result of many automated calculations being written in computer code which does not properly recognize dates after 1999. Problems associated with this issue can occur not only on "mainframe" applications, but also with such devices as personal computers, telecommunication equipment and programmable logic controllers associated with certain manufacturing equipment. Without correction, it is possible that business and operational functions that rely on this improper code could fail and cause significant business disruption and loss.

         The manner of resolving the identified Year 2000 shortcomings has included strategies such as implementing Year 2000 compliant versions of third party software, modifying portions of existing software and replacing non-compliant business systems with new third party software. A combination of internal and external resources is being used to help identify, implement and test solutions associated with Year 2000 issues. Management believes that quantifying the extent to which the Company's Year 2000 remediation efforts are complete is not practicable and could be potentially misleading. However, based on existing plans, it is anticipated that the Company's ongoing efforts to remediate data processing systems to be Year 2000 compliant will be completed by the last half of 1999.

         Another risk presented by the Year 2000 issue is that significant customers, regulatory agencies and suppliers of the Company could fail to become fully Year 2000 compliant. This failure, in turn, could result in a significant adverse effect to the Company's operations. The Company is in the process of making inquiries of its significant suppliers as to the state of their Year 2000 readiness. It is believed that these inquiries will become increasingly more meaningful as the year 2000 approaches. Regardless, there can be no assurance that the data processing and non-information technology systems utilized by these other companies will become Year 2000 compliant on a timely basis. The impact of noncompliance cannot currently be estimated.

         Taken together, the Company believes that its substantial past and current investments in these information technology initiatives will provide the foundation necessary to support and enhance operations in the years to come. Nevertheless, achieving Year 2000 compliance is dependent on many factors, some of which are not completely within the Company's control. Should either the Company's internal systems or the internal systems of one or more significant vendors or suppliers fail to achieve Year 2000 compliance, the Company's business and its results of operations could be adversely affected.

INTEREST RATES AND INFLATION

       The Company's business is significantly affected by general economic conditions of the United States and, particularly, by the impact of interest rates. Higher interest rates may decrease the potential market by making it more difficult for home buyers to qualify for mortgages or to obtain mortgages at interest rates acceptable to them. Increases in interest rates would also increase the Company's interest expense as the rate on the revolving loans is based on floating rates of interest. The weighted average interest rate on the Company's outstanding debt was 8.5% for 1998 and 1997, and 9.5% for 1996.

       In conjunction with its mortgage banking operations, the Company uses hedging methods to reduce its exposure to interest rate fluctuations between the commitment date of the loan and the time the loan closes. (See Note 14 to the Consolidated Financial Statements.)

       In recent years, the Company generally has been able to raise prices by amounts at least equal to its cost increases and, accordingly, has not experienced any detrimental effect from inflation. Where the Company develops lots for its own use, inflation may increase the Company's profits because land costs are fixed well in advance of sales efforts. The Company is generally able to maintain costs with subcontractors from the date a home's sales contract is accepted to the date of close. However, in certain situations, unanticipated costs may occur between the time a sales contract is executed and the time a home is constructed, resulting in lower gross profit margins.

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

       GENERAL REAL ESTATE, ECONOMIC AND OTHER CONDITIONS. The homebuilding industry is significantly

                1998 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
        MANAGEMENT'S DISCUSSION & ANALYSIS OF RESULTS OF OPERATIONS AND
                              FINANCIAL CONDITION
-------------------------------------------------------------------------------


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

       LAND DEVELOPMENT ACTIVITIES. The Company develops the lots for a majority of its subdivisions. Therefore, the short- and long-term financial success of the Company will be dependent on the Company's ability to develop its subdivisions successfully. Acquiring land and committing the financial and managerial resources to develop a subdivision involves significant risks. Before a subdivision generates any revenue, material expenditures are required for items such as acquiring land and constructing subdivision infrastructure (such as roads and utilities).

       THE COMPANY'S MARKETS. The Company's operations are in Columbus and Cincinnati, Ohio; Indianapolis, Indiana; Tampa, Orlando and Palm Beach County, Florida; Charlotte and Raleigh, North Carolina; the Virginia and Maryland suburbs of Washington, D.C., and Phoenix, Arizona. Adverse general economic conditions in these markets could have a material adverse impact on the operations of the Company. For the year ended December 31, 1998, approximately 40% of the Company's housing revenue and a significant portion of the Company's operating income were derived from operations in its Columbus, Ohio market. The Company's performance could be significantly affected by changes in this market.

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

       SIGNIFICANT VOTING CONTROL BY PRINCIPAL SHAREHOLDERS. As of December 31, 1998, members of the Irving E. Schottenstein family owned approximately 31% of

                1998 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
        MANAGEMENT'S DISCUSSION & ANALYSIS OF RESULTS OF OPERATIONS AND
                              FINANCIAL CONDITION
-------------------------------------------------------------------------------



the outstanding Common Shares of the Company. In particular, Irving E. Schottenstein, in his own name and as trustee of trusts for his children, had the right to vote 2,678,300 Common Shares. Therefore, members of the Irving E. Schottenstein family have significant voting power with respect to the election of the Board of Directors of the Company and, in general, the determination of the outcome of various matters submitted to the shareholders of the Company for approval.

       IMPACT OF NEW ACCOUNTING STANDARDS. In June, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 is required to be adopted for the Company's 2000 annual financial statements. The Company has not yet determined what, if any, impact the adoption of this standard will have on its financial statements.

                                                    INDEPENDENT AUDITORS' REPORT



                  To the Stockholders and Directors of
                  M/I Schottenstein Homes, Inc.:

                           We have audited the accompanying consolidated balance
                  sheets of M/I Schottenstein Homes, Inc. and its subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

                           In our opinion, such consolidated financial
                  statements present fairly, in all material respects, the financial position of M/I Schottenstein Homes, Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


                  /s/ DELOITTE & TOUCHE LLP

                  Columbus, Ohio
                  February 25, 1999

                1998 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                        CONSOLIDATED STATEMENTS OF INCOME

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

                                                                                        Year Ended December 31,
(Dollars in thousands, except per share amounts)                              1998               1997              1996
-----------------------------------------------------------------------------------------------------------------------
Revenue                                                                   $  739,613          $  614,004       $  577,192
-------------------------------------------------------------------------------------------------------------------------

Costs and expenses:
     Land and housing                                                        588,499             494,663          468,089
     General and administrative                                               44,254              38,092           34,980
     Selling                                                                  47,179              40,085           37,943
     Interest                                                                 13,128              11,742           13,103
-------------------------------------------------------------------------------------------------------------------------

Total costs and expenses                                                     693,060             584,582          554,115
-------------------------------------------------------------------------------------------------------------------------

Income before income taxes and extraordinary loss                             46,553              29,422           23,077
-------------------------------------------------------------------------------------------------------------------------

Income taxes (credit):
     Current                                                                  18,328              14,172           11,049
     Deferred                                                                    574              (2,187)          (2,082)
--------------------------------------------------------------------------------------------------------------------------

Total income taxes                                                            18,902              11,985            8,967
-------------------------------------------------------------------------------------------------------------------------

Income before extraordinary loss                                              27,651              17,437           14,110
-------------------------------------------------------------------------------------------------------------------------

Extraordinary loss from extinguishment of debt,
     net of income taxes of $823                                                   -                   -           (1,287)
--------------------------------------------------------------------------------------------------------------------------


Net income                                                                $   27,651          $   17,437       $   12,823
-------------------------------------------------------------------------------------------------------------------------


Per share data - basic:
     Income before extraordinary loss                                     $     3.29          $     2.15       $     1.60
     Extraordinary loss                                                            -                   -             (.14)
--------------------------------------------------------------------------------------------------------------------------
     Net income                                                           $     3.29          $     2.15       $     1.46
-------------------------------------------------------------------------------------------------------------------------

Per share data - diluted:
     Income before extraordinary loss                                     $     3.26          $     2.14       $     1.60
     Extraordinary loss                                                            -                   -             (.14)
--------------------------------------------------------------------------------------------------------------------------
     Net income                                                           $     3.26          $     2.14       $     1.46
-------------------------------------------------------------------------------------------------------------------------

Weighted average shares outstanding:
     Basic                                                                 8,392,560           8,108,293        8,800,000
     Diluted                                                               8,487,972           8,150,015        8,818,543
-------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                1998 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

                           CONSOLIDATED BALANCE SHEETS



M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

                                                                                                  December 31,
(Dollars in thousands, except par values)                                               1998                       1997
-----------------------------------------------------------------------------------------------------------------------
ASSETS
Cash                                                                                $   10,068                $   10,836
Cash held in escrow                                                                        870                     2,537
Receivables                                                                             42,361                    43,819
Inventories:
     Single-family lots, land and land development costs                               170,115                   151,905
     Houses under construction                                                         136,965                   100,916
     Model homes and furnishings - at cost (less accumulated
         depreciation:  1998 - $45; 1997 - $47)                                         15,054                    17,788
     Land purchase deposits                                                              1,366                       645
Building, office furnishings, transportation and
     construction equipment - at cost (less accumulated
     depreciation:  1998 - $4,962; 1997 - $4,328)                                       20,015                     8,647
Investment in unconsolidated joint ventures and
     limited liability companies                                                        17,850                    15,236
Other assets                                                                            12,483                    13,691
------------------------------------------------------------------------------------------------------------------------
         TOTAL                                                                      $  427,147                $  366,020
------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
Notes payable banks - homebuilding operations                                       $   70,000                $   78,000
Note payable bank - financial services operations                                       23,500                    30,000
Mortgage notes payable                                                                  11,793                     5,950
Senior subordinated notes                                                               50,000                    50,000
Accounts payable                                                                        51,364                    42,793
Accrued compensation                                                                    18,131                    13,042
Income taxes payable                                                                     4,380                     4,072
Accrued interest, warranty and other                                                    19,430                    19,103
Customer deposits                                                                       11,909                     7,554
------------------------------------------------------------------------------------------------------------------------
         TOTAL LIABILITIES                                                             260,507                   250,514
------------------------------------------------------------------------------------------------------------------------

Commitments and Contingencies
------------------------------------------------------------------------------------------------------------------------
Stockholders' equity:
Preferred stock - $.01 par value; authorized -
     2,000,000 shares; none outstanding                                                      -                         -
Common stock - $.01 par value; authorized 38,000,000
     shares; issued - 8,813,061 shares at December 31, 1998;
     issued - 8,800,000 shares at December 31, 1997                                         88                        88
Additional paid-in capital                                                              61,067                    50,573
Retained earnings                                                                      105,485                    79,095
Treasury stock - at cost - 1,202,439 shares held in treasury
     at December 31, 1997                                                                    -                   (14,250)
-------------------------------------------------------------------------------------------------------------------------
         TOTAL STOCKHOLDERS' EQUITY                                                    166,640                   115,506
------------------------------------------------------------------------------------------------------------------------
         TOTAL                                                                      $  427,147                $  366,020
------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                1998 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

                                                             Common Stock
                                                          ------------------           Additional
                                                          Shares                         Paid-in     Retained     Treasury
(Dollars In Thousands)                                  Outstanding       Amount         Capital     Earnings       Stock
-------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                             8,800,000          $ 88        $ 50,573     $ 48,835            -
       Net income                                                -             -               -       12,823            -
--------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                             8,800,000            88          50,573       61,658            -
       Net income                                                -             -               -       17,437            -
       Purchase of treasury stock                       (1,202,439)            -               -            -     $(14,250)
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                             7,597,561            88          50,573       79,095      (14,250)
       Net income                                                -             -               -       27,651            -
       Stock options exercised                              15,500             -             185            -            -
       Dividends to stockholders, 0.15 per
         common share                                            -             -               -       (1,261)           -
       Sale of treasury shares, net
         of expenses                                     1,200,000             -          10,338            -       14,221
       Retirement of treasury shares                             -             -             (29)           -           29
--------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                             8,813,061          $ 88        $ 61,067    $ 105,485            -
--------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                1998 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES
                                                                                    Year Ended December 31,
(Dollars in thousands)                                                   1998                1997                1996
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                        $  27,651        $  17,437           $  12,823
     Adjustments to reconcile net income to net cash
        provided by operating activities:
           Extraordinary loss from extinguishment of debt                      -                -               2,110
           Loss from property disposals                                      126              128               1,008
           Depreciation and amortization                                   1,761            1,623               1,377
           Deferred income taxes                                             306           (2,187)             (2,082)
           Decrease (increase) in cash held in escrow                      1,667           (2,144)                 14
           Decrease (increase) in receivables                              1,458           (9,372)            (10,835)
           Increase in inventories                                       (38,134)         (19,670)               (612)
           Decrease (increase) in other assets                               737             (432)             (1,589)
           Increase in accounts payable                                    8,588           10,777               2,797
           Increase (decrease) in income taxes payable                       308            2,570              (1,269)
           Increase in accrued liabilities                                 5,503            5,039               9,983
           Equity in undistributed income of unconsolidated
               joint ventures and limited liability companies               (610)            (376)               (223)
----------------------------------------------------------------------------------------------------------------------
           Net cash provided by operating activities                       9,361            3,393              13,502
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of property and equipment                                   (1,232)          (8,508)               (611)
     Purchase of limited liability company                                (2,500)               -                   -
     Investment in unconsolidated joint ventures and
        limited liability companies                                      (20,669)         (15,701)            (12,718)
     Distributions from unconsolidated joint ventures and
        limited liability companies                                        1,305            1,145                 871
---------------------------------------------------------------------------------------------------------------------
        Net cash used in investing activities                            (23,096)         (23,064)            (12,458)
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Notes payable banks:
        Proceeds from borrowings                                         355,790          293,135             422,551
        Principal repayments                                            (370,290)        (285,435)           (424,451)
     Mortgage notes payable:
        Proceeds from borrowings                                               -            5,950                   -
        Principal repayments                                                (371)             (45)               (463)
     Subordinated notes:
        Proceeds from issuance                                                 -           50,000              25,000
        Principal repayments                                                   -          (25,000)            (24,513)
        Debt issuance costs                                                    -             (699)               (650)
        Redemption premium                                                     -                -              (1,478)
     Dividends paid                                                       (1,261)               -                   -
     Proceeds from exercise of stock options                                 185                -                   -
     Proceeds from sale of treasury shares - net of expenses              24,559                -                   -
     Net increase in customer deposits                                     4,355              483               1,599
     Payments to acquire treasury stock                                        -          (14,250)                  -
---------------------------------------------------------------------------------------------------------------------
        Net cash provided by (used in) financing activities               12,967           24,139              (2,405)
----------------------------------------------------------------------------------------------------------------------
        Net (decrease) increase in cash                                     (768)           4,468              (1,361)
        Cash balance at beginning of year                                 10,836            6,368               7,729
---------------------------------------------------------------------------------------------------------------------
        Cash balance at end of year                                    $  10,068        $  10,836           $   6,368
---------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
     Cash paid during the year for:
        Interest - net of amount capitalized                           $  12,916        $  11,143           $  12,875
        Income taxes                                                   $  18,019        $  11,602           $  11,495
NON-CASH TRANSACTIONS DURING THE YEAR:
     Building and lots and land acquired with mortgage notes
      payable-net                                                         $6,214           $5,950              $159
     Single-family lots distributed from unconsolidated
        joint ventures and limited liability companies                 $  17,360        $  12,694           $  10,713
---------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                1998 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

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

       The Company is engaged primarily in the construction and sale of single-family residential property in Columbus and Cincinnati, Ohio; Tampa, Orlando and Palm Beach County, Florida; Charlotte and Raleigh, North Carolina; Indianapolis, Indiana; the Virginia and Maryland suburbs of Washington, D.C. and, as of 1997, Phoenix, Arizona. The Company designs, sells and builds single-family homes on finished lots, which it develops or purchases ready for home construction. The Company also purchases undeveloped land to develop into finished lots for future construction of single-family homes and for sale to others.

       The Company also conducts mortgage banking activities through M/I Financial Corp. ("M/I Financial"), which originates mortgage loans primarily for purchasers of the Company's homes. The loans and the majority of the servicing rights are sold to outside mortgage lenders.

       Additionally, the Company is a majority owner in a title insurance agency. The agency provides title services to purchasers of the Company's homes.

       CASH AND CASH HELD IN ESCROW. Cash and cash held in escrow were primarily held in one bank at December 31, 1998 and 1997.

       INVENTORIES. Inventories are recorded at cost which is not in excess of net realizable value. Houses under construction include lot costs, construction costs, capitalized interest and indirect costs. These costs, other than interest, are charged, under the specific identification method, to cost of sales as housing sales are closed. Previously capitalized interest is included in interest expense when the related housing sales are closed. Lot costs are transferred to houses under construction from land costs when construction commences.

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

       INTEREST. The Company capitalizes interest during development and construction. Capitalized interest is charged to interest expense as the related inventory is delivered. The summary of total interest for 1998, 1997 and 1996 is as follows:

(Dollars in thousands)                       1998       1997        1996
-------------------------------------------------------------------------
Interest capitalized, beginning of year  $   7,620 $   6,862  $    7,560
Interest incurred                           13,465    12,500      12,405
Interest Expensed                          (13,128)  (11,742)    (13,103)
--------------------------------------------------------------------------
Interest Capitalized, End Of Year        $   7,957 $   7,620  $    6,862
--------------------------------------------------------------------------

       REVENUE RECOGNITION. Revenue and cost of revenue from the sale of real estate are recognized at the time title is transferred to the buyer and the buyer has met the minimum down payment requirement. Discounts and other sales incentives are included as a reduction of homebuilding revenue.

     The following summarizes both housing and lot and land sales and cost of sales included in revenue and cost of revenue:

(Dollars in thousands)         1998      1997       1996
------------------------------------------------------------
Housing sales                $705,620   $578,185   $560,980
Housing cost of sales         569,773    473,995    460,574

Lot and land sales             21,873     26,814      8,915
Lot and land cost of sales     18,726     20,668      7,515
-----------------------------------------------------------

       M/I Financial recognizes revenue from application fees when received, while revenue from loan origination fees is recorded when each loan closes. M/I Financial sells its loans and the majority of its servicing rights to outside mortgage lenders. The revenue from these transactions is recorded when each loan is sold and the servicing is purchased by the investor. M/I Financial uses various methods to hedge the interest rate risk related to the loans it has committed to make to home buyers (see Note 14). Gains or losses resulting from these hedging transactions are included in revenue when the gain or loss from the sale of the related loan is recorded.

       WARRANTY COST. The Company provides a two-year limited warranty on materials and workmanship and a thirty-year limited warranty against major structural defects. Warranty expense was $5,257,000, $4,791,000 and $5,492,000 for 1998, 1997 and 1996, respectively.

         DEPRECIATION. Depreciation of building, model and office furnishings, transportation and construction equipment is computed using both straight-line and accelerated methods

                1998 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


based on the estimated useful lives of the assets. Depreciation expense was $1,599,000, $1,368,000 and $1,193,000 in 1998, 1997 and 1996, respectively.

       AMORTIZATION. The costs incurred in connection with the issuance of Subordinated Notes (see Note 8) are being amortized over the terms of the related debt. Amortization of these costs is included in interest expense. Unamortized debt issuance costs of $917,000 and $1,078,000 relating to the Subordinated Notes are included in other assets at December 31, 1998 and 1997, respectively.

       ADVERTISING. The Company expenses advertising costs as incurred. The Company expensed $7,267,000, $5,555,000 and $4,765,000 in 1998, 1997 and 1996,
respectively.

       PER SHARE DATA. Per share data is calculated based on the weighted average number of common shares outstanding during the year. The difference between basic and diluted shares outstanding is due to the effect of dilutive stock options.

       PROFIT SHARING. The Company has a trusteed, deferred profit-sharing plan which covers substantially all Company employees and permits members to make contributions to the plan on a pre-tax salary reduction basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Company contributions to the plan are made at the discretion of the Board and totaled $1,250,000 in 1998, $950,000 in 1997 and $825,000 in 1996 (including payment of expenses incurred by the plan).

       IMPACT OF NEW ACCOUNTING STANDARDS. In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 is required to be adopted for the Company's 2000 annual financial statements. The Company has not yet determined what, if any, impact the adoption of this standard will have on its financial statements.

2.  TRANSACTIONS WITH RELATED PARTIES

       Related parties are entities owned by, or partially owned by, certain stockholders of the Company or joint ventures and limited liability companies (see Notes 4 and 5) in which investments by the Company are accounted for by the equity method.

       The Company purchased lots and undeveloped land from the joint ventures and limited liability companies of approximately $533,000, $1,300,000 and $1,159,000 in 1998, 1997 and 1996, respectively. The Company received distributions of $17,360,000, $12,694,000 and $10,713,000 in developed lots at cost in 1998, 1997 and 1996, respectively.

       On March 17, 1997 and August 1, 1997, the Company purchased 500,000 and 702,439 shares, respectively, of the Company's common stock from the Melvin L. Schottenstein family interests and trusts at an average per share price of $11.85. These shares were held as treasury shares by the Company until they were sold to the public on May 5, 1998.

       The Company paid rent of $849,000 and $943,000 in 1998 and 1997, respectively, to a limited liability company in which the Company owned a 1/3 interest. The Company purchased the remaining 2/3 interest in 1998 (see Notes 5 and 9).

       The Company owns a 49.9% interest in a title insurance agency and accounts for this investment under the equity method of accounting. The total investment was approximately $5,000 at December 31, 1998 and 1997. Approximately $1,573,000 and $1,343,000 of title insurance premiums and closing fees were paid to the agency in 1998 and 1997, respectively.

3.  RECEIVABLES

Receivables consist of the following:

(Dollars in thousands)                 1998         1997
----------------------------------------------------------
Mortgage loans to be funded          $40,263       $42,868
Accounts receivable                    2,098           951
----------------------------------------------------------
Total receivables                    $42,361       $43,819
----------------------------------------------------------

       Mortgage loans to be funded relate to houses sold and closed prior to December 31 which were subsequently funded by unrelated lending institutions.

4. INVESTMENT IN UNCONSOLIDATED JOINT VENTURES AND LIMITED LIABILITY COMPANIES - LAND RELATED

       At December 31, 1998, the Company had interests varying from 33% to 50% in joint ventures and limited liability companies that engage in land development activities. These interests are recorded using the equity method of accounting.

       The Company receives its percentage interest of profits or its percentage interest of the lots developed in the form of a capital distribution. The Company received distributions of $17,360,000, $12,694,000 and $10,713,000 in developed lots at cost in 1998, 1997 and 1996, respectively, and purchased lots totaling $533,000, $1,300,000 and $1,159,000 in 1998, 1997 and 1996 from the joint ventures and limited liability companies.

       Summarized condensed combined financial information for the joint ventures and limited liability companies, which is included in the homebuilding segment, as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 is as follows:

                1998 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

SUMMARIZED CONDENSED COMBINED BALANCE SHEETS
                                          December 31,
(Dollars in thousands)                1998         1997
-------------------------------------------------------
Assets:
     Single-family lots, land and
       land development costs       $39,689      $35,369
     Other assets                     1,422        1,783
--------------------------------------------------------
Total                               $41,111      $37,152
--------------------------------------------------------
Liabilities:
     Debt                           $     0       $1,464
     Other liabilities                5,028        5,041
--------------------------------------------------------
Total liabilities                     5,028        6,505
Partners' equity:
     Company's equity                16,039       13,609
     Other                           20,044       17,038
--------------------------------------------------------
Total partners' equity               36,083       30,647
--------------------------------------------------------
Total                               $41,111      $37,152
--------------------------------------------------------

SUMMARIZED CONDENSED COMBINED STATEMENTS OF OPERATIONS
                                  Year Ended December 31,
(Dollars in thousands)            1998     1997     1996
--------------------------------------------------------
Revenue                          $ 604    $1,159    $1,334
Costs and expenses                 682     1,250     1,153
----------------------------------------------------------
Income (loss)                    $ (78)   $  (91)   $  181
----------------------------------------------------------

       Joint venture and limited liability company earnings include $21,000, $94,000 and $20,000 of intercompany profit not included in the Company's revenue for 1998, 1997 and 1996, respectively. In addition, included in the Company's investment in the joint ventures and limited liability companies at December 31, 1998 and 1997 is $449,000 and $350,000, respectively, of capitalized interest and other costs. Letters of credit totalling approximately $9,272,000 are outstanding at December 31, 1998 and serve as completion bonds for joint venture and limited liability company development work in progress.

5.  INVESTMENT IN LIMITED LIABILITY COMPANIES - NON-LAND RELATED


       The Company was a 1/3 owner of a limited liability company (the "LLC") (ownership interest of $1,169,000 at December 31, 1997) that built, owned and operated an office building in Columbus, Ohio. This interest was recorded using the equity method of accounting.

       Summarized condensed financial information for the LLC at December 31, 1997 was as follows: Assets, Liabilities and Partners' Equity were $12,168,000, $8,460,000 and $3,708,000, respectively. In addition, revenue and net loss for the year ended December 31, 1997 were $943,000 and ($123,000), respectively.

       In September 1998, the Company acquired the remaining 2/3-ownership interest for cash of $2,500,000. At the time of the acquisition, the Company had a $973,000 investment in the LLC. The purchase price was allocated to assets and liabilities as follows: total assets - $11,863,000; total liabilities - $8,390,000, including a mortgage payable of $8,333,000.

6.  NOTES PAYABLE BANKS

       At December 31, 1998, the Company's homebuilding operations had revolving credit loans of $70,000,000 and letters of credit totalling $17,992,000 outstanding under a loan agreement with six banks. Borrowings under the loan agreement are at LIBOR plus a margin of between 1.60% and 2.35% and are primarily unsecured. This agreement provides for total borrowing availability not to exceed the lesser of $204,500,000 under the revolving credit agreement and $30,000,000, including $4,000,000 for joint ventures in which the Company is a partner, in the form of letters of credit; or the Company's borrowing base, which is calculated based on specified percentages of certain types of assets held by the Company as of each month end. The revolving credit facility and letter of credit commitment expire September 30, 2003, at which time the unpaid balance of the revolving credit loans outstanding is due and payable. Under the terms of the agreement, the banks shall make an annual determination as to whether or not to extend the maturity date of the commitment by one year. The Company is required to pay interest at LIBOR plus a margin and a commitment fee of 1/4 of 1% based upon the average daily unused portion of the note. The terms of the loan agreement contain restrictive covenants which require the Company, among other things, to maintain minimum net worth and working capital amounts and to maintain certain financial ratios. This agreement also places limitations on the amount of additional indebtedness that may be incurred by the Company, on the acquisition of undeveloped land, on dividends that may be paid and on the aggregate cost of certain types of inventory the Company can hold at any one time. At December 31, 1998, approximately $6,451,000 of retained earnings was available for cash dividends and repurchases of the Company's stock under the terms of the loan agreement.

       At December 31, 1998, $23,500,000 was outstanding under a revolving loan agreement with a bank ("M/I Financial loan agreement") pursuant to which the Company was permitted to borrow up to $30,000,000 to finance mortgage loans initially funded by M/I Financial for customers of the Company and a limited amount for loans to others. This agreement limits the borrowings to 95% of the aggregate face amount of the mortgages and contains restrictive covenants requiring M/I Financial to maintain minimum net worth and certain minimum financial ratios. Under the loan agreement, interest is calculated at (a) the prime rate less 0.50%, (b) LIBOR plus 1.60% or (c) a combination of (a) and (b). A commitment fee of 1/4 of 1% is payable quarterly based upon the average daily unused portion of the note. The agreement terminates on June 20, 2001, at which time the unpaid balance is due.

       At December 31, 1998, the Company's homebuilding operations had $134,500,000 of unused borrowing availability under its loan agreement. The weighted average interest rate of the Company's total bank borrowings was

                1998 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

8.5%, 8.0% and 8.4% at December 31, 1998, 1997 and 1996, respectively.

On February 26, 1998 and September 23, 1998 the Company entered into $50.0 million and $25.0 million interest rate SWAP agreements with certain banks. The SWAP agreements expire February 26, 2001 and September 25, 2000, respectively, and require the Company to make fixed interest rate payments to the bank in return for variable payments. During the twelve months ended December 31, 1998, these agreements resulted in a decrease of $26,000 of interest expense.

7.  MORTGAGE NOTES PAYABLE

       Mortgage notes payable of $11,793,000 and $5,950,000 at December 31, 1998 and 1997, respectively, represent mortgages collateralized by a building and land and lots (book value of $15,450,000 and $8,196,000 at December 31, 1998 and 1997, respectively).

                                    December 31, 1998
                            -------------------------------
                                        Interest   Maturity
(Dollars In Thousands)      Amount        Rate       Date
-----------------------------------------------------------
Building                $   8,303         8.117%    4/1/17
Land and lots               3,490         5.770%   6/30/02
----------------------------------------------------------
Total                   $  11,793            -          -
==========================================================

8.  SUBORDINATED NOTES

       In December 1991, the Company issued $20,000,000 principal amount of 14% Subordinated Notes and in April 1992, issued an additional $4,513,000. In December 1996, the Company redeemed all of these notes at a price of 106% of par. The redemption resulted in an extraordinary loss of $1,287,000, net of income taxes of $823,000.

       In August 1997, the Company issued $50,000,000 of Senior Subordinated Notes. The Senior Subordinated Notes bear interest at a fixed rate of 9.51% and mature August 29, 2004.

9.  LEASE COMMITMENTS

       The Company leases various office facilities, automobiles, model furnishings, and model homes under operating leases with remaining terms of 1 to 5 years. At December 31, 1998, the future minimum rental commitments, totaling $5,924,000 under non-cancelable operating leases with initial terms in excess of one year are as follows: 1999 - $3,751,000; 2000 - $1,319,000; 2001 - $472,000;
2002 - $312,000; 2003 - $70,000; and thereafter - $0.

       The Company's lease with a related party for approximately 27,000 square feet of office space expired August 31, 1996. The Company extended the lease on a month-to-month basis through February 1997. Rental expense was $57,000 and $347,000 for 1997 and 1996, respectively.

       The Company entered into a 20-year lease for its new office building and moved into this new facility in December 1996. Rental expense was $849,000 and $943,000 for 1998 and 1997, respectively. In September 1998, the Company purchased this facility.

       The Company's total rental expense was $7,056,000, $6,515,000 and $5,048,000 for 1998, 1997 and 1996, respectively.

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

11.  SUBSEQUENT EVENT

       On November 17, 1998 and February 16, 1999, the Board of Directors approved a $0.05 per share cash dividend payable to stockholders of record of its common stock on January 1 and April 1, 1999, payable on January 22 and April 22, 1999. The Company's loan agreement and Subordinated Note place limits on dividends (see Note 6).

       Additionally, the Board of Directors approved the repurchase of up to 500,000 shares of the Company's outstanding common stock. The purchases may occur in the open market and/or in privately negotiated transactions as market conditions warrant.

       In January 1999, the Company adopted the Executives' Deferred Compensation Plan. The Company has reserved 500,000 shares of common stock for issuance under this plan.

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

                1998 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

                                                   Weighted
                                   Option Price Avg. Exercise
                          Shares     Per Share      Price
-------------------------------------------------------------
Options outstanding
   December 31, 1995     134,400  $6.75-$16.125    $11.684
   Granted                60,700         10.875     10.875
   Forfeited              (1,250) 10.875-16.125     11.925
----------------------------------------------------------
Options outstanding
   December 31, 1996     193,850  $6.75-$16.125    $11.429
   Granted                28,600         10.625     10.625
   Forfeited              (1,250)   6.75-16.125     11.050
----------------------------------------------------------
Options outstanding
   December 31, 1997     221,200  $6.75-$16.125    $11.327
   Granted                46,100         22.750     22.750
   Exercised             (15,500)   6.75-16.125     11.927
   Forfeited              (6,050)   6.75-22.750     12.145
----------------------------------------------------------
Options outstanding
   December 31, 1998     245,750  $6.75-$22.750    $13.412
----------------------------------------------------------
Options exercisable at
   December 31, 1996      79,590  $6.75-$16.125    $12.338
   December 31, 1997     123,480    6.75-16.125     11.977
   December 31, 1998     160,250    6.75-22.750     12.395
----------------------------------------------------------

       At December 31, 1998, options outstanding have a weighted average remaining contractual life of 7.0 years.

       In February 1999, the Company granted options for an additional 51,950 shares with the same terms as the previous awards, at a price of $18.56 which represents the market value at the date of grant.

       As required under SFAS 123, the fair value of each option grant was estimated on the date of grant. The Company used the Black-Scholes option-pricing model with the following assumptions used for grants in 1998: expected volatility of 35.82%; risk-free interest rate of 7.00%; dividend rate of 0.22%; and an expected life of 4 years, for grants in 1997: expected volatility of 37.64%; risk-free interest rate of 7.00%; no dividends; and an expected life of 4 years, and for grants in 1996: expected volatility of 37.29%; risk-free interest rate of 8.50%; no dividends; and an expected life of 4 years. Based on these calculations, the fair value of the stock options at the date of grant were immaterial to the Company's financial statements at December 31, 1998, 1997 and 1996.

13.  INCOME TAXES

The provision for income taxes consists of the following:

(Dollars in thousands)         1998       1997      1996
--------------------------------------------------------
Federal                      $15,897    $  8,927    $7,060
State And Local                3,005       3,058     1,907
----------------------------------------------------------
   Total                     $18,902     $11,985    $8,967
----------------------------------------------------------

         Reconciliations of the differences between income taxes computed at federal statutory tax rates and consolidated provision for income taxes are as follows:

(Dollars In Thousands)           1998       1997      1996
------------------------------------------------------------
Federal taxes at statutory rate  $16,294   $10,298    $8,077
Deduct federal tax effect of:
   Charitable contribution            -          -      (414)
   State taxes -
     net of federal tax benefit   2,277      1,988     1,240
   Other                            331       (301)       64
----------------------------------------------------------
   Total                        $18,902    $11,985    $8,967
----------------------------------------------------------

       The tax effects of the significant temporary differences which comprise the deferred tax assets and liabilities at December 31, 1998 and 1997 are as follows:

(Dollars In Thousands)                1998         1997
-------------------------------------------------------
Assets:
Warranty, insurance and other
   reserves                          $4,099       $3,795
Inventory writedowns                  2,885        2,686
Inventories                             772          706
State taxes                             177          263
Depreciation                              -          136
Other                                 1,102        1,071
--------------------------------------------------------
Total deferred tax assets             9,035        8,657
--------------------------------------------------------
Liabilities:
Depreciation                            975            -
Prepaid expenses and deferred charges 1,318        1,341
--------------------------------------------------------
Total deferred tax liabilities        2,293        1,341
--------------------------------------------------------
Net deferred tax asset               $6,742       $7,316
--------------------------------------------------------

14.  FINANCIAL INSTRUMENTS

       M/I Financial offers fixed and adjustable rate mortgage loans, primarily to buyers of the Company's homes. At December 31, 1998, M/I Financial is committed to fund $107,554,000 in mortgage loans to home buyers. Of this total, approximately $2,513,000 are adjustable rate loans and $105,041,000 are fixed rate loan commitments. The loans are granted at current market interest rates and the rate is guaranteed through the transfer of the title of the home to the buyer (the "Closing"). M/I Financial uses hedging methods to reduce its exposure to interest rate fluctuations between the commitment date of the loan and the time the home closes. The method to be used is determined at the time of the loan commitment based on the market conditions and alternatives available. M/I Financial's policy requires that there be no interest rate risk on loans closed and waiting to be sold. Also according to policy, the pipeline of committed loans is to be hedged at 70 to 95% of the committed balance, which is the balance of loans expected to be closed.

       One of the methods that M/I Financial uses to hedge the interest rate risk relative to unclosed loans is to purchase commitments from outside investors to acquire the loans at the interest rate at which the loan will be closed. The cost, if any, of these purchase commitments is recorded as an asset and is expensed as loans are closed under the related commitments. Any remaining unused balance is expensed when the commitment expires, or earlier if the Company determines that they will be unable to use the entire commitment prior to its expiration date. The Company

                1998 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



expended $93,000, $498,000 and $1,345,000 in 1998, 1997 and 1996, respectively, related to purchase commitments from outside investors to acquire mortgage loans. Such costs are expensed as a component of cost of goods sold. At December 31, 1998, the Company had approximately $15,000,000 of commitments to deliver mortgage loans to outside investors.


       The Company also hedges its interest rate risk using optional and mandatory forward sales of mortgage-backed securities. In these agreements, the Company agrees to sell and later agrees to buy similar but not identical mortgage-backed securities. The Company also has the option of delivering these securities. Generally, the agreements are fixed-coupon agreements whereby the interest rate and maturity date of both transactions are approximately the same and are established to correspond with the closing of the fixed interest rate mortgage loan commitments of the Company. The difference between the two values of the mortgage-backed securities in the agreements at settlement provide a hedge on the interest rate risk exposure in the mortgage loan commitments and is included in the gain or loss on the sale of the loans to third party investors. At December 31, 1998, these agreements matured within 90 to 120 days. Securities under forward sales agreements averaged approximately $89,420,000 during 1998 and the maximum amount outstanding at any month end during 1998 was $104,000,000. Hedging gains of $2,735,000 were deferred at year end as the mortgage loans and commitment contracts qualified for hedge accounting.

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

       The following table presents the carrying amounts and fair values of the Company's financial instruments and the fair value of the Company's unrecognized financial instruments at December 31, 1998 and 1997. SFAS 107, "Disclosures about Fair Value of Financial Instruments", defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

                             1998                 1997
                      Carrying    Fair     Carrying   Fair
(Dollars In Thousands) Amount     Value     Amount    Value
--------------------------------------------------------------
Assets:
   Cash, including
     cash in escrow                $10,938   $10,938   $ 13,373 $ 13,373
   Mortgage loans
     to be funded                   40,263    40,807     42,868   43,705
   Accounts receivable               2,098     2,098        951      951
   Prepaid financing
     commitments                        23         -        121        -
Liabilities:
   Notes payable banks             $93,500   $93,500   $108,000 $108,000
   Mortgage notes payable           11,793    11,793      5,950    5,950
   Subordinated notes
   Accounts payable                 50,000    50,000     50,000   50,000
   Other liabilities                51,364    51,364     42,793   42,793
Unrecognized Financial              53,850    53,850     43,771   43,771
   Instruments:
   Letters of credit
   Commitments to                        -      $230          -     $195
     extend real estate loans            -     4,111          -    2,333
   Forward sale of
     mortgage-backed
     securities                          -       (32)         -     (490)
   Interest Rate Swap
     Agreements                          -      (657)         -        -

       The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at December 31, 1998 and 1997:

       CASH, ACCOUNTS RECEIVABLE, ACCOUNTS PAYABLE AND OTHER LIABILITIES. The carrying amounts of these items are a reasonable estimate of their fair value.

       MORTGAGE LOANS TO BE FUNDED. The estimated fair value of mortgage loans to be funded at December 31, 1998 and 1997 includes the estimated gains and servicing rights which will be realized when the loans are sold. The estimated fair value was determined based on market quotes at December 31, 1998 and 1997.

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

                   1998 M/I SCHOTTENSTEIN, INC. ANNUAL REPORT
                       STOCK MARKET PRICES AND DIVIDENDS
--------------------------------------------------------------------------------

       SUBORDINATED NOTES. The estimated fair value was determined based upon market quotes at December 31, 1998 and 1997.

       LETTERS OF CREDIT. Letters of credit and outstanding completion bonds of $30,644,000 and $28,184,000 represent potential commitments at December 31, 1998 and 1997. The letters of credit generally expire within one to two years. The estimated fair value of letters of credit was determined using fees currently charged for similar arrangements.

       COMMITMENTS TO EXTEND REAL ESTATE LOANS, FORWARD SALE OF MORTGAGE-BACKED SECURITIES AND INTEREST RATE SWAP AGREEMENTS. The fair value of these financial instruments was determined based upon market quotes at December 31, 1998 and 1997.

15.  COMMITMENTS AND CONTINGENCIES

       At December 31, 1998, the Company had sales agreements outstanding, some of which have open contingencies for approval of financing, to deliver 2,023 homes with an aggregate purchase price of approximately $439,000,000. At December 31, 1998, the Company had options and contingent purchase contracts to acquire land and developed lots with an aggregate purchase price of approximately $176,975,000. Purchase of the properties is contingent upon satisfaction of certain requirements by the Company and the sellers.

       At December 31, 1998, the Company had outstanding approximately $30,644,000 of completion bonds and standby letters of credit, which serve as completion bonds for development work in progress, deposits on land and lot purchase contracts and miscellaneous deposits.

       The Company is involved from time to time in routine litigation. Management does not believe that the ultimate resolution of this litigation will be material to the financial statements of the Company.

16.  BUSINESS SEGMENTS

       The business segment information for 1998, 1997 and 1996 included on page 21 of this annual report is an integral part of these financial statements.

                1998 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                       STOCK MARKET PRICES AND DIVIDENDS
-------------------------------------------------------------------------------

     The Company's common stock is traded on the New York Stock Exchange under the symbol "MHO". As of February 26, 1999, there were approximately 245 record holders of the Company's common stock. At that time there were 8,813,061 shares issued and outstanding. The table below presents the highest and lowest prices for the Company's common stock during each of the quarters presented:

    1998           HIGH         LOW
--------------------------------------
First quarter     $24.56      $17.75
Second quarter     26.81       18.13
Third quarter      25.69       18.13
Fourth quarter     24.69       16.75

    1998           HIGH         LOW
--------------------------------------
First quarter     $11.75      $ 8.25
Second quarter     11.38       10.13
Third quarter      15.50       11.25
Fourth quarter     19.50       13.00

     The highest and lowest prices for the Company's common stock from January 1, 1999 through February 26, 1999 was $22.25 and $17.31.

     Prior to fiscal 1998, the Company had never paid any dividends. However, on February 9, 1998, the Board of Directors approved cash dividends of $.05 per share. The dividends were payable to stockholders of record of its common stock on April 1, 1998 and paid on April 22, 1998. The Company has subsequently paid cash dividends each quarter. On February 16, 1999, the Board of Directors approved cash dividends of $.05 per share, payable to stockholders of record of its common stock on April 1, 1999. The Company's loan agreement and Subordinated Note place limits on dividends (see Note 6 to the consolidated financial statements).

----------------------------------
EXECUTIVE OFFICERS
----------------------------------

IRVING E. SCHOTTENSTEIN
     Chairman and
     Chief Executive Officer

ROBERT H. SCHOTTENSTEIN
     Vice Chairman and
     President

STEVEN SCHOTTENSTEIN
     Vice Chairman and
     Chief Operating Officer

KERRII B. ANDERSON
     Senior Vice President,
     Chief Financial Officer

----------------------------------
OTHER KEY OFFICERS
----------------------------------

PAUL S. COPPEL
     President Land Operations and
     General Counsel

PHILLIP G. CREEK
     Senior Vice President,
     Treasurer

JAMES B. FELDMAN
     President,
     Charlotte Region

GARY A. HAARER
     President,
     Arizona Region

ROBERT C. MOESLE
     President,
     Washington, D.C. Region

PAUL S. ROSEN
     Senior Vice President

LLOYD T. SIMPSON
     President,
     Ohio Region

----------------------------------
DIRECTORS
----------------------------------

IRVING E. SCHOTTENSTEIN (1*, 2)
     Chairman of the Board and
     Chief Executive Officer

KERRII B. ANDERSON
     Senior Vice President,
     Chief Financial Officer

FRIEDRICH K.M. BOHM (2, 3, 4*)
     Managing Partner and
     Chief Executive Officer,
     NBBJ

JEFFREY H. MIRO (2, 4)
     Chairman,
     Miro, Weiner and Kramer

ROBERT H. SCHOTTENSTEIN (1, 2)
     Vice Chairman and
     President

STEVEN SCHOTTENSTEIN (1)
     Vice Chairman and
     Chief Operating Officer

LEWIS R. SMOOT, SR. (1, 2, 3*, 4)
     President and
     Chief Executive Officer,
     The Smoot Corporation

NORMAN L. TRAEGER (2*, 3, 4)
     President,
     The Discovery Group


(1) Executive Committee
(2) Compensation Committee
(3) Audit Committee
(4) Executive Officer Compensation Committee
* Chairman


CORPORATE INFORMATION

CORPORATE HEADQUARTERS
     3 Easton Oval
     Columbus, Ohio 43219
     www.mihomes.com

STOCK EXCHANGE LISTING
     New York Stock Exchange (MHO)

TRANSFER AGENT AND REGISTRAR
     EquiServe
     P.O. Box 8040
     Boston, Massachusetts 02266-8040
     www.equiserve.com

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 9:00 A.M. on April 22, 1999, at the offices of the Company, 3 Easton Oval, Columbus, Ohio.

FORM 10-K

Stockholders may receive a copy of the Company's annual report to the Securities and Exchange
Commission on Form 10-K without charge by writing to:

Investor Relations
M/I Schottenstein Homes, Inc.
3 Easton Oval
Suite 500
Columbus, OH 43219


44