Form 10-K, Exhibit 13
period 1999-12-31
M I SCHOTTENSTEIN HOMES INC
filed 2000-03-27
CIK 799292

                                                                      Exhibit 13


                1999 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                      Selected Consolidated Financial Data
--------------------------------------------------------------------------------

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

(Dollars in thousands, except per share amounts)       1999            1998            1997            1996           1995
-----------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT: (Year Ended December 31)
Revenue                                            $  852,445      $  739,613      $  614,004      $  577,192      $  527,822
Gross margin                                       $  184,570      $  151,114      $  119,341      $  109,103      $   95,861
Income before extraordinary loss                   $   41,611      $   27,651      $   17,437      $   14,110      $    9,876
Income per common share before
    extraordinary loss:
    Basic                                          $     4.75      $     3.29      $     2.15      $     1.60      $     1.12
    Diluted                                        $     4.68      $     3.26      $     2.14      $     1.60      $     1.12
Weighted average common shares outstanding:
    Basic                                           8,761,822       8,392,560       8,108,293       8,800,000       8,800,000
    Diluted                                         8,883,189       8,487,872       8,150,015       8,818,543       8,800,000
Dividends per common share                         $     0.20      $     0.15              --              --              --
BALANCE SHEET: (December 31)
Total assets                                       $  531,562      $  427,147      $  366,020      $  305,359      $  281,143
Notes and mortgage notes payable                   $  162,075      $  105,293      $  113,950      $  100,345      $  102,549
Subordinated notes                                 $   50,000      $   50,000      $   50,000      $   25,000      $   24,513
Stockholders' equity                               $  200,512      $  166,640      $  115,506      $  112,319      $   99,496
-----------------------------------------------------------------------------------------------------------------------------


SELECTED CONSOLIDATED QUARTERLY FINANCIAL AND OPERATING DATA

                                                                             THREE MONTHS ENDED
---------------------------------------------------------------------------------------------------------------------
                                                           DECEMBER 31,   SEPTEMBER 30,     JUNE 30,        MARCH 31,
(Dollars in thousands, except per share amounts)              1999            1999            1999            1999
---------------------------------------------------------------------------------------------------------------------
New contracts, net                                                888             819           1,198           1,167
Homes delivered                                                 1,154           1,097           1,001             689
Backlog                                                         2,154           2,420           2,698           2,501
Total revenue                                              $  255,002      $  235,106      $  213,513      $  148,824
Gross margin                                               $   53,727      $   50,307      $   46,301      $   34,235
Income before income taxes                                 $   18,558      $   20,071      $   17,475      $   12,676
Net income                                                 $    1,228      $   12,143      $   10,571      $    7,669
Net income per common share:
    Basic                                                  $     1.30      $     1.38      $     1.20      $     0.87
    Diluted                                                $     1.28      $     1.36      $     1.18      $     0.86
Weighted average common shares outstanding:
    Basic                                                   8,657,695       8,782,259       8,796,249       8,812,283
    Diluted                                                 8,772,940       8,915,592       8,938,142       8,918,866
Dividends per common share                                 $     0.05      $     0.05      $     0.05      $     0.05

                                                                              Three Months Ended
---------------------------------------------------------------------------------------------------------------------
                                                           December 31,   September 30,     June 30,        March 31,
(Dollars in thousands, except per share amounts)              1998            1998            1998            1998
---------------------------------------------------------------------------------------------------------------------
New contracts, net                                                998             926           1,039           1,145
Homes delivered                                                 1,136           1,008             876             609
Backlog                                                         2,023           2,161           2,243           2,080
Total revenue                                              $  237,983      $  208,794      $  175,606      $  117,230
Gross margin                                               $   47,555      $   42,301      $   35,299      $   25,959
Income before income taxes                                 $   14,072      $   13,760      $   11,218      $    7,503
Net income                                                 $    8,315      $    8,210      $    6,625      $    4,501
Net income per common share:
    Basic                                                  $     0.94      $     0.93      $     0.80      $     0.59
    Diluted                                                $     0.93      $     0.92      $     0.79      $     0.58
Weighted average common shares outstanding:
    Basic                                                   8,813,061       8,812,102       8,323,049       7,604,132
    Diluted                                                 8,905,545       8,909,013       8,419,804       7,698,571
Dividends per common share                                 $     0.05      $     0.05      $     0.05              --

                1999 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                               Segment Information
--------------------------------------------------------------------------------

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

   Our reportable segments are strategic business units that offer different products and services. The business segments are defined as homebuilding and financial services. The homebuilding operations include the construction and sale of single-family attached and detached homes and the development and sale of land. The homebuilding segment includes similar operations in several geographic regions which have been aggregated for segment reporting purposes. The financial services operations include the origination of mortgage loans, primarily for purchasers of our homes, and title services. The loans and the majority of the servicing rights are sold to outside mortgage lenders.

   The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intersegment revenue represents the elimination of revenue included in financial services revenue for fees paid by the homebuilding operations to lock in interest rates. Fees paid by the homebuilding segment to the financial services segment were at market prices for the services provided. Unallocated income includes interest from other segments. Unallocated expenses include salaries and other administrative expenses which are not identifiable with a specific segment. Unallocated assets consist primarily of cash, deferred taxes and other assets not associated with a specific business segment.


                                                                        Year Ended December 31,
(Dollars in thousands)                                   1999                    1998                     1997
-----------------------------------------------------------------------------------------------------------------
Revenue:
    Homebuilding                                      $  839,689              $  729,103              $  607,812
    Financial services                                    17,290                  14,609                  10,627
    Intersegment                                          (4,534)                 (4,099)                 (4,435)
-----------------------------------------------------------------------------------------------------------------
        TOTAL REVENUE                                 $  852,445              $  739,613              $  614,004
=================================================================================================================
Depreciation and Amortization:
    Homebuilding                                      $    1,487              $      999              $      857
    Financial services                                       106                      77                     117
    Unallocated amounts                                      645                     685                     649
-----------------------------------------------------------------------------------------------------------------
        TOTAL DEPRECIATION AND AMORTIZATION           $    2,238              $    1,761              $    1,623
=================================================================================================================
Interest Expense:
    Homebuilding                                      $   14,221              $   12,744              $   11,583
    Financial services                                       179                     384                     159
    Unallocated amounts                                        -                       -                       -
-----------------------------------------------------------------------------------------------------------------
        TOTAL INTEREST EXPENSE                        $   14,400              $   13,128              $   11,742
=================================================================================================================
Income Before Income Taxes:
    Homebuilding                                      $   51,006              $   36,523              $   23,947
    Financial services                                    10,459                   8,209                   5,494
    Unallocated amounts                                    7,315                   1,821                     (19)
-----------------------------------------------------------------------------------------------------------------
        TOTAL INCOME BEFORE INCOME TAXES              $   68,780              $   46,553              $   29,422
=================================================================================================================
Income Taxes:
    Homebuilding                                      $   20,388              $   15,354              $   10,097
    Financial services                                     3,857                   2,782                   1,896
    Unallocated amounts                                    2,924                     766                      (8)
-----------------------------------------------------------------------------------------------------------------
        TOTAL INCOME TAXES                            $   27,169              $   18,902              $   11,985
=================================================================================================================
Assets:
    Homebuilding                                      $  477,271              $  362,362              $  301,269
    Financial services                                    38,945                  42,132                  44,223
    Unallocated amounts                                   15,346                  22,653                  20,528
-----------------------------------------------------------------------------------------------------------------
        TOTAL ASSETS                                  $  531,562              $  427,147              $  366,020
=================================================================================================================
Capital Expenditures:
    Homebuilding                                      $    1,142              $      967              $    7,723
    Financial services                                       208                      82                     180
    Unallocated amounts                                      175                     183                     605
-----------------------------------------------------------------------------------------------------------------
        TOTAL CAPITAL EXPENDITURES                    $    1,525              $    1,232              $    8,508
=================================================================================================================

                1999 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
         Management's Discussion & Analysis of Financial Condition and
                             Results of Operations
--------------------------------------------------------------------------------

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

RESULTS OF OPERATIONS

CONSOLIDATED

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

         TOTAL REVENUE. Total revenue for 1999 was $852.4 million, another record and an increase of $112.8 million over 1998. The overall increase was the result of an increase of $110.6 million in homebuilding revenue and a $2.7 million increase in financial services revenue. The increase in homebuilding was the result of growth of $117.5 million in housing revenue offset by a $6.9 million decline in land revenue. Housing increased as a result of an 8.6% increase in the number of Homes Delivered and a 7.4% increase in the average sales price of Homes Delivered in comparison to 1998. The decrease in land revenue was primarily due to a decrease in lot sales to outside homebuilders in the Washington, D.C. market. The increase of $2.7 million in financial services revenue occurred as a result of increases in the number of loans originated, the average loan amount and revenue earned from the sale of loans.

         INCOME BEFORE INCOME TAXES. Income before income taxes increased $22.2 million over 1998. The increase related to homebuilding and financial services, for which income before income taxes increased by $14.5 million and $2.3 million, respectively. The increase in homebuilding was due to an increase in the number and average sales price of Homes Delivered. In addition, housing gross margin increased from 19.3% in 1998 to 20.2% in 1999. The increase in income before income taxes for financial services was primarily the result of a significant increase in income from the sale of loans due to increases in loan volume and the average loan amount, and the favorable interest rate environment during the last part of 1998 and early 1999.


YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

         TOTAL REVENUE. Total revenue for 1998 of $739.6 million represented an increase of $125.6 million over 1997. Increases in housing revenue of $127.4 million and other revenue of $3.1 million were partially offset by a $4.9 million decrease in land revenue. The increase in housing revenue was attributable to a 15.1% increase in the number of Homes Delivered and a 6.0% increase in the average sales price of Homes Delivered. The increase in other revenue is primarily attributable to financial services in which both the number of loans originated and the revenue earned from the sale of loans increased in the current year. The decrease in land revenue was primarily due to less expensive lots being sold to third parties in the Washington, D.C. market.

         INCOME BEFORE INCOME TAXES. Income before income taxes for 1998 increased 58.2% over 1997. The increase related primarily to homebuilding, which increased from $23.9 million to $36.5 million and financial services, which increased from $5.5 million to $8.2 million. The increase in housing was due to the increase in the number of Homes Delivered and an increase in gross margin. Housing gross margin increased from 18.0% in 1997 to 19.3% in 1998. The increase in financial services was primarily due to the significant increase in income from the sale of loans due to increased loan volume and the favorable interest rate environment during 1997 and throughout 1998.

SEASONALITY AND VARIABILITY IN QUARTERLY RESULTS

       We have experienced, and expect to continue to experience, significant seasonality and quarter-to-quarter variability in homebuilding activity levels. In general, Homes Delivered increase substantially in the third and fourth quarters. We believe that this seasonality reflects the tendency of home buyers to shop for a new home in the spring with the goal of closing in the fall or winter, as well as the scheduling of construction to accommodate seasonal weather conditions. The following tables reflect this cycle for the Company during the four quarters of 1999 and 1998:

                                        THREE MONTHS ENDED
                          -----------------------------------------------
                          DEC. 31,     SEPT. 30,    JUNE 30,     MARCH 31,
(Dollars in thousands)      1999         1999         1999         1999
-------------------------------------------------------------------------
Total revenue             $255,002     $235,106     $213,513     $148,824
Unit data:
   New contracts, net          888          819        1,198        1,167
   Homes delivered           1,154        1,097        1,001          689
   Backlog at end of
     period                  2,154        2,420        2,698        2,501

                                         Three Months Ended
                           -----------------------------------------------
                            Dec. 31,    Sept. 30,    June 30,     March 31,
(Dollars in thousands)       1998         1998         1998         1998
--------------------------------------------------------------------------
Total revenue              $237,983     $208,794     $175,606     $117,230
Unit data:
   New contracts, net           998          926        1,039        1,145
   Homes delivered            1,136        1,008          876          609
   Backlog at end of
     period                   2,023        2,161        2,243        2,080
--------------------------------------------------------------------------

                1999 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
         Management's Discussion & Analysis of Financial Condition and
                             Results of Operations
--------------------------------------------------------------------------------

HOMEBUILDING SEGMENT

The following table sets forth certain information related to our homebuilding segment:

                                         Year Ended December 31,
(Dollars in thousands)              1999          1998          1997
-----------------------------------------------------------------------
Revenue:
   Housing sales                  $823,159      $705,620      $578,185
   Lot and land sales               14,959        21,873        26,814
   Other income                      1,571         1,610         2,813
-----------------------------------------------------------------------
Total revenue                     $839,689      $729,103      $607,812
-----------------------------------------------------------------------
Revenue:
   Housing sales                      98.0%         96.9%         95.4%
   Lot and land sales                  1.8           3.0           4.4
   Other income                        0.2           0.1           0.2
-----------------------------------------------------------------------
Total revenue                        100.0         100.0         100.0
Land and housing costs                80.5          81.7          82.1
-----------------------------------------------------------------------
Gross Margin                          19.5          18.3          17.9
General and administrative
   expenses                            2.9           3.0           3.1
Selling expenses                       6.4           6.5           6.6
-----------------------------------------------------------------------
Operating Income                      10.2           8.8           8.2
Allocated expenses                     4.1           3.8           4.2
-----------------------------------------------------------------------
Income Before Income Taxes             6.1%          5.0%          4.0%
-----------------------------------------------------------------------
MIDWEST REGION
Unit data:
   New contracts, net                2,523         2,524         2,059
   Homes delivered                   2,454         2,259         1,910
   Backlog at end of period          1,391         1,322         1,057
Average sales price of
   homes in Backlog               $    192      $    183      $    178
Aggregate sales value of
   homes in Backlog               $267,000      $242,000      $188,000
Number of active subdivisions           73            73            75
-----------------------------------------------------------------------
FLORIDA REGION
Unit data:
   New contracts, net                  696           730           700
   Homes delivered                     662           652           666
   Backlog at end of period            367           333           255
Average sales price of
   homes in Backlog               $    214      $    196      $    188
Aggregate sales value of
   homes in Backlog               $ 78,000      $ 65,000      $ 48,000
Number of active subdivisions           24            27            30
-----------------------------------------------------------------------
NORTH CAROLINA, VIRGINIA AND
  MARYLAND, AND ARIZONA REGION
Unit data:
   New contracts, net                  853           854           600
   Homes delivered                     825           718           576
   Backlog at end of period            396           368           232
Average sales price of
   homes in Backlog               $    365      $    359      $    303
Aggregate sales value of
   homes in Backlog               $145,000      $132,000      $ 70,000
Number of active subdivisions           38            40            35
-----------------------------------------------------------------------
TOTAL
Unit data:
   New contracts, net                4,072         4,108         3,359
   Homes delivered                   3,941         3,629         3,152
   Backlog at end of period          2,154         2,023         1,544
Average sales price of
   homes in Backlog               $    228      $    217      $    198
Aggregate sales value of
   homes in Backlog               $490,000      $439,000      $306,000
Number of active subdivisions          135           140           140
-----------------------------------------------------------------------

       A home is included in "New Contracts" when our standard sales contract is executed. "Homes Delivered" represents homes for which the closing of the sale has occurred and title has transferred to the buyer.

       "Backlog" represents homes for which the standard sales contract has been executed, but which are not included in Homes Delivered because closings for these homes have not yet occurred as of the end of the period specified. Most cancellations of contracts for homes in Backlog occur because customers cannot qualify for financing and usually occur prior to the start of construction. Since we arrange financing with guaranteed rates for many of our customers, the incidence of cancellations after the start of construction is low. The cancellation rate of homes in backlog at December 31, 1998, 1997 and 1996 was 11.1%, 12.8% and 14.1%, respectively. Unsold speculative homes, which are in various stages of construction, totaled 135, 159 and 158 at December 31, 1999, 1998 and 1997, respectively.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

       TOTAL REVENUE. Total revenue for the homebuilding segment was $839.7, an increase of $110.6 from 1998 to 1999. This increase was due to a 16.7% increase in housing revenue offset by a 31.6% decrease in land revenue. The increase in housing revenue was partially due to an increase of 8.6% in the number of Homes Delivered. Homes Delivered increased in the majority of our markets, but most significantly in Charlotte, Indianapolis, Phoenix and Tampa. Housing also experienced an increase of 7.4% in the average sales price of Homes Delivered. This increase occurred in the majority of our markets due to product mix and higher land and regulatory costs which were passed on to the home buyer. The Phoenix market had a significant affect on the increase due to both increased closings and a substantially higher average sales price. The decrease in land revenue of $6.9 million was primarily attributable to the Washington, D.C. market, where both the Virginia and Maryland divisions had decreases in lot sales to outside homebuilders in comparison to 1998.

       HOME SALES AND BACKLOG. New Contracts recorded in 1999 were slightly lower than the prior year. New Contracts recorded were lower in all of our regions. New Contracts recorded in January 2000 were 11.8% lower than New Contracts recorded in January 1999; however, it was the third best January in our history. We believe the decrease overall was mainly attributable to an increase in sales prices, as a result of increased material and labor costs, and three increases in the prime lending rate during the third and fourth quarters of 1999. The number of New Contracts recorded in future periods will be dependent on numerous factors, including future economic conditions, timing of land development, consumer confidence, number of subdivisions and interest rates available to potential home buyers.

                1999 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
         Management's Discussion & Analysis of Financial Condition and
                             Results of Operations
--------------------------------------------------------------------------------

       At December 31, 1999, the total sales value of the Company's Backlog of 2,154 homes was approximately $490.0 million, representing an 11.6% increase in sales value and a 6.5% increase in units over the levels reported at December 31, 1998. The average sales price of homes in Backlog increased 5.1% from December 31, 1998 to December 31, 1999. This increase was primarily due to increases in markets where we are building in more upscale and certain niche subdivisions.

       GROSS MARGIN. The gross margin for the homebuilding segment was 19.5% for 1999, an increase of 1.2% over 1998. The increase consisted of an increase in gross margin from housing sales of 0.9% and an increase in gross margin from land and lot sales of 14.4%. The increase in housing gross margin is attributable to favorable market conditions and management's continued focus on maintaining accurate, up-to-date costing information so that sales prices can be set to achieve the desired margins. The increase was also due to an increase in internally developed land. The increase in land and lot sales gross margin was due to the sale of land in Maryland at an unusually high margin. Lot and land gross margins can vary significantly depending on the sales price, the cost of the subdivision and the stage of development in which the sale takes place.

       GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased from $21.9 million or 3.0% of total revenue for 1998 to $24.3 million or 2.9% of total revenue for 1999. While the percentage remained fairly constant, the increase in expense was primarily attributable to the increase in payroll and related costs required to support the growth in income and operations.

       SELLING EXPENSES. Selling expenses increased from $47.1 million or 6.5% in 1998 to $53.4 million or 6.4% in 1999. While the percentage remained relatively stable, the increase in expense was due to the increases in sales commissions paid to outside Realtors and internal salespeople as a result of the increase in Homes Delivered.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

       TOTAL REVENUE. Total revenue for the homebuilding segment for 1998 was $729.1 million, a 20.0% increase over 1997. This increase was due to a 22.0% increase in housing revenue and was offset by an 18.4% decrease in land revenue. The increase in housing revenue was partially due to a 15.1% increase in the number of Homes Delivered. Homes Delivered were higher in all of our markets with the exception of Orlando and Charlotte. The increase in housing revenue was also due to a 6.0% increase in the average sales price of Homes Delivered. The average sales price of Homes Delivered increased in nearly all of our markets due to product mix and higher land and regulatory costs which have generally been passed on to the home buyer. The decrease in land revenue from $26.8 million to $21.9 million was primarily attributable to the Washington, D.C. market. The Maryland division sold less expensive lots to outside homebuilders in 1998.

       HOME SALES AND BACKLOG. New Contracts recorded in 1998 were 22.3% higher than the prior year. New Contracts recorded were higher in nearly all of our markets. We believe the increase in New Contracts was partially due to favorable market conditions and low interest rates.
       At December 31, 1998, the total sales value of our Backlog of 2,023 homes was approximately $439.0 million, representing a 43.5% increase in sales value and a 31.0% increase in units over the levels reported at December 31, 1997. The increase in units is a result of record high new contracts recorded in 1998. The average sales price of homes in Backlog increased 9.6% from December 31, 1997 to December 31, 1998. This increase was primarily due to increases in markets where we are building in more upscale and certain niche subdivisions.

       GROSS MARGIN. The overall gross margin for the homebuilding segment was 18.3% for 1998 and 17.9% for 1997. The gross margin from housing sales was 19.3% in 1998 compared to 18.0% in 1997. The gross margin from lot and land sales decreased from 22.9% to 14.4%. The increase in margin is attributable to favorable market conditions and Management's continued focus on maintaining accurate, up-to-date costing information so that sales prices can be set to achieve the desired margins. We have also focused on acquiring or developing lots in premier locations to obtain higher margins. The decrease in gross margin from lot and land sales was primarily due to the Washington, D.C. market. The Maryland and Virginia divisions had significant lot sales to outside homebuilders in 1997 at very high margins which did not occur in 1998. Lot and land gross margins can vary significantly depending on the sales price, the cost of the subdivision and the phase in which the sale takes place.

       GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased from $18.6 million for 1997 to $21.9 million for 1998. However, general and administrative expenses as a percentage of total revenue decreased from 3.1% from 1997 to 3.0% for 1998. The increase in expense was primarily attributable to an increase in real estate taxes and incentive compensation. Real estate taxes increased in 1998 as our investment in land development activities increased over prior year balances. More incentive compensation was recorded in 1998 compared to 1997 due to the increase in net income.

       SELLING EXPENSES. Selling expenses increased from $40.1 million for 1997 to $47.1 million for 1998. However, selling expenses as a percentage of total revenue decreased from 6.6% for 1997 to 6.5% for 1998. The increase in expense was primarily due to increases in sales commissions

                1999 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT


         Management's Discussion & Analysis of Financial Condition and
                             Results of Operations
--------------------------------------------------------------------------------

paid to outside Realtors and internal salespeople as a result of the increase in sales volume. There were also increases in advertising, model and sales incentive compensation expenses.

FINANCIAL SERVICES SEGMENT

The following table sets forth certain information related to our financial services segment:

                                  Year Ended December 31,
(Dollars in thousands)          1999      1998       1997
===========================================================
Number of loans
   originated                   3,102     2,958     2,395

Revenue:
   Loan origination fees      $ 4,633   $ 3,931   $ 3,212
   Sale of loans                7,331     6,256     4,522
   Other                        5,326     4,422     2,893
===========================================================
Total Revenue                  17,290    14,609    10,627
-----------------------------------------------------------

General & administrative
   expenses                     6,831     6,400     5,133
-----------------------------------------------------------
Operating Income              $10,459   $ 8,209   $ 5,494
-----------------------------------------------------------

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

       TOTAL REVENUE. Total revenue for the year ended December 31, 1999 was $17.3 million, an 18.4% increase over the $14.6 million recorded for 1998. Loan origination fees increased 17.9% from 1998 to 1999. The increase was due to a 4.9% increase in the number of loans originated during 1999 compared to 1998, along with an increase in the average loan amount. At December 31, 1999, M/I Financial was operating in eight of our eleven markets. Of these eight markets, 88% of our Homes Delivered were financed through M/I Financial.

       Revenue from the sale of loans increased 17.2% to $7.3 million in 1999. The increase was primarily due to more mortgages originated during 1999 as compared to 1998. We also continued to concentrate on the securitization of loans with FNMA and FHLMC. The increase was also due to more favorable terms negotiated with investors, resulting in an increase in servicing release premiums. The increase was also caused by favorable market conditions during the last part of 1998 and early part of 1999. M/I Financial uses hedging methods whereby it has the option, but is not required, to complete the hedging transaction.

         Revenue from other sources increased 20.4% from 1998 to 1999. This increase was primarily due to increased earnings from title services as a result of increased closings. Additionally, we expanded into the Washington, D.C. title agency market in early 1999.

       GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the year ended December 31, 1999 were $6.8 million, a 6.7% increase over 1998. This was mainly due to an increase in general expenses to support the growth related to origination and title services.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

       TOTAL REVENUE. Total revenue for 1998 was $14.6 million, a 37.5% increase over the $10.6 million recorded for 1997. Loan origination fees increased 22.4% from 1997 to 1998. This increase was due to a 23.5% increase in the number of loans originated during 1998 over 1997, along with an increase in the average loan amount. At December 31, 1998, M/I Financial was operating in eight of our eleven markets. Of these eight markets, 90% of our Homes Delivered were financed through M/I Financial.

       Revenue from the sale of loans increased 38.3% to $6.3 million in 1998. The increase was primarily due to a 23.5% increase in mortgages originated in 1998 over 1997, favorable market conditions during the second, third and fourth quarters of 1998 and the continued shift toward fixed rate loans. We also concentrated on the securitization of loans with FNMA and FHLMC. More favorable terms negotiated with investors resulted in an increase in servicing release premiums. The increase in marketing and service fees was also due to an increase in average loan amounts.

       Revenue from other sources increased 52.8% from 1997 to 1998. This increase was primarily due to earnings from our interest in a limited liability company that provides title services and expanded into Florida late in 1997. Revenue from other sources also increased because of an increase in loan application fees received in 1998 compared to 1997. There were 616 more applications taken in 1998 compared to 1997. Interest income increased due to more mortgages originated in 1998 compared to 1997.

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

OTHER OPERATING RESULTS

       CORPORATE GENERAL AND ADMINISTRATIVE EXPENSES. Corporate general and administrative expenses increased to $17.5 million in 1999 from $16.4 million in 1998. However, as a percentage of total revenue, general and administrative expenses decreased from 2.2% to 2.1%. The increase in expense was primarily attributable to an increase in incentive

                       1999 M/I SCHOTTENSTEIN HOMES, INC.
                                 ANNUAL REPORT

         Management's Discussion & Analysis of Financial Condition and
                             Results of Operations
--------------------------------------------------------------------------------

compensation and charitable contributions expensed in 1999 due to the significant increase in net income.

       Corporate general and administrative expenses increased to $16.4 million in 1998 from $14.5 million in 1997. However, as a percentage of total revenue, general and administrative expenses for 1998 and 1997 decreased from 2.4% to 2.2%. The increase in expense was primarily attributable to an increase in incentive compensation, profit sharing and charitable contributions in 1998 due to the significant increase in net income.

       INTEREST EXPENSE. Homebuilding interest expense for 1999 increased to $14.2 million from $12.7 million in 1998. Interest expense was higher in 1998 due to an increase in the average borrowings outstanding which increased due to a significant increase in our backlog and land inventories. This was partially offset by a decrease in the weighted average interest rate and an increase in capitalized interest. Capitalized interest increased due to a significant increase in land under development.

       Homebuilding interest expense for 1998 increased to $12.7 million from $11.6 million in 1997. Interest expense was higher in the current year due to an increase in the average borrowings outstanding which increased due to a significant increase in our backlog and land inventories. Also, in 1998, we experienced less of an increase in capitalized interest than in 1997 as a result of an increase in the proportion of raw land and developed lots to total inventory on which we do not capitalize interest.

       INCOME TAXES. The effective tax rate decreased from 40.6% to 39.5% from 1998 to 1999. The decrease is primarily attributed to lower state taxes in 1999.

       The effective tax rate decreased slightly from 40.7% to 40.6% from 1997 to 1998.

LIQUIDITY AND CAPITAL RESOURCES

       Our financing needs depend upon our sales volume, asset turnover, land acquisition and inventory balances. We have incurred substantial indebtedness, and may incur substantial indebtedness in the future, to fund the growth of our homebuilding activities. Our principal source of funds for construction and development activities has been from internally generated cash and from bank borrowings, which are primarily unsecured.

       NOTES PAYABLE BANKS. At December 31, 1999, we had bank borrowings outstanding of $132.0 million under our Bank Credit Facility. The Bank Credit Facility permits aggregate borrowings, other than for the issuance of letters of credit, not to exceed the lesser of: (i) $250.0 million and (ii) our borrowing base. Under the terms of the Bank Credit Facility, the banks will determine annually whether or not to extend the maturity date of the commitments by one year. In 1999, the banks did not extend the maturity date. The Bank Credit Facility matures September 30, 2003, at which time the unpaid balance of the revolving credit loans outstanding will be due and payable.

       An additional $15.4 million was outstanding as of December 31, 1999 under the M/I Financial loan agreement, which permits borrowings of $30.0 million to finance mortgage loans initially funded by M/I Financial for our customers and a limited amount for loans to others. The Company and M/I Financial are co-borrowers under the M/I Financial loan agreement. This agreement limits the borrowings to 95% of the aggregate face amount of certain qualified mortgages. The agreement terminates on June 22, 2001, at which time the unpaid balance is due.

       At December 31, 1999, we had the right to borrow up to $280.0 million under our credit facilities, including $30.0 million under the M/I Financial loan agreements. At December 31, 1999, we had $132.6 million of unused borrowing availability under our loan agreements. We also had approximately $48.5 million of completion bonds and letters of credit outstanding at December 31, 1999.

       SUBORDINATED NOTES. At December 31, 1999, there was outstanding $50.0 million of Senior Subordinated Notes. The notes bear interest at a fixed rate of 9.51% and mature August 29, 2004.

       LAND AND LAND DEVELOPMENT. Over the past several years, our land development activities and land holdings have increased significantly. Single-family lots, land and land development costs increased 49.5% from December 31, 1998 to December 31, 1999. This increase was primarily due to the shortage of qualified land developers in certain markets. Additionally, we developed more land due to the competitive advantages that can be achieved by developing land internally rather than purchasing lots from developers or competing homebuilders. We continue to purchase some lots from outside developers under option contracts, when possible; however, we will continue to evaluate all of our alternatives to satisfy our increasing demand for lots in the most cost effective manner.

       The $62.0 million increase in notes payable banks - homebuilding operations from December 31, 1998 to December 31, 1999 reflects increased borrowings primarily attributable to increases in houses under construction and single-family lots, land and land development costs. Houses under construction increased $26.3 million from December 31, 1998 to December 31, 1999, and single-family lots, land and land development costs increased $84.3 million. Borrowing needs may continue to increase as we invest in land under development and developed lots, depending upon the market and competition.

       At December 31, 1999, mortgage notes payable outstanding were $14.7 million, secured by an office building, lots and land with a recorded book value of $21.6 million.

                       1999 M/I SCHOTTENSTEIN HOMES, INC.
                                 ANNUAL REPORT

         Management's Discussion & Analysis of Financial Condition and
                             Results of Operations
--------------------------------------------------------------------------------

       PURCHASE OF TREASURY SHARES. On February 16 and December 15, 1999, our Board of Directors approved the repurchase of up to 1,000,000 shares of outstanding common stock. On February 15, 2000, our Board of Directors authorized the repurchase of up to 2,000,000 shares, replacing the existing repurchase programs. The purchases may occur in the open market and/or in privately negotiated transactions as market conditions warrant. As of December 31, 1999 we had purchased 509,000 shares at an average price of $14.59.

       IMPACT OF NEW ACCOUNTING STANDARDS. In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." In June 1999, FASB issued Statement of Financial Accounting Standards No. 137 (SFAS 137), "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." SFAS 137 deferred the adoption of SFAS 133 until our 2001 annual financial statements. We have not yet determined what, if any, impact the adoption of this standard will have on our consolidated financial statements.

       YEAR 2000 COMPLIANCE. During 1999, we successfully upgraded our computer system and software to be Year 2000 compliant. The cost to upgrade was immaterial. We experienced no material problems with our systems or significant customers, regulatory agencies or suppliers related to the Year 2000.

INTEREST RATES AND INFLATION

       Our business is significantly affected by general economic conditions of the United States and, particularly, by the impact of interest rates. Higher interest rates may decrease the potential market by making it more difficult for home buyers to qualify for mortgages or to obtain mortgages at interest rates that are acceptable to them. Increases in interest rates also would increase our interest expense as the rate on the revolving loans is based upon floating rates of interest. The weighted average interest rate on our outstanding debt was 8.2% for 1999 and 8.5% for 1998 and 1997.

       In conjunction with our mortgage banking operations, we use hedging methods to reduce our exposure to interest rate fluctuations between the commitment date of the loan and the time the loan closes.

       In recent years, we generally have been able to raise prices by amounts at least equal to our cost increases and, accordingly, have not experienced any detrimental effect from inflation. Where we develop lots for our own use, inflation may increase our profits because land costs are fixed well in advance of sales efforts. We are generally able to maintain costs with subcontractors from the date a home is started to the date of close. However, in certain situations, unanticipated costs may occur between the time of start and the time a home is constructed, resulting in lower gross profit margins.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

       We wish to take advantage of the safe harbor provisions included in the Private Securities Litigation Reform Act of 1995. Accordingly, in addition to historical information, this Management's Discussion & Analysis of Financial Condition and Results of Operations contains certain forward-looking statements, including, but not limited to, statements regarding our future financial performance and financial condition. These statements involve a number of risks and uncertainties. Any forward-looking statements that we make herein and in future reports and statements are not guarantees of future performance, and actual results may differ materially from those in such forward-looking statements as a result of various factors including, but not limited to, those referred to below.

       GENERAL REAL ESTATE, ECONOMIC AND OTHER CONDITIONS. The homebuilding industry is significantly affected by changes in national and local economic and other conditions. Many of these conditions are beyond our control. These conditions include employment levels, changing demographics, availability of financing, consumer confidence and housing demand. In addition, homebuilders are subject to risks related to competitive overbuilding, availability and cost of building lots, availability of materials and labor, adverse weather conditions which can cause delays in construction schedules, cost overruns, changes in government regulations and increases in real estate taxes and other local government fees. Interest rate increases also adversely affect the industry as it is impossible to predict whether rates will be at levels that are attractive to prospective home buyers. The prime lending rate increased three times in the third and fourth quarters of 1999. This caused mortgage interest rates to increase, and we believe as a result, sales have decreased. If mortgage interest rates continue to increase, our business could be adversely affected.

       LAND DEVELOPMENT ACTIVITIES. We develop the lots for a majority of our subdivisions. Therefore, our short- and long-term financial success will be dependent on our ability to develop these subdivisions successfully. Acquiring land and committing the financial and managerial resources to develop a subdivision involves significant risks. Before a subdivision generates any revenue, we must make material expenditures for items such as acquiring land and constructing subdivision infrastructure (such as roads and utilities).

       THE COMPANY'S MARKETS. We have operations in Columbus and Cincinnati, Ohio; Indianapolis, Indiana;

                       1999 M/I SCHOTTENSTEIN HOMES, INC.
                                 ANNUAL REPORT

         Management's Discussion & Analysis of Financial Condition and
                             Results of Operations
--------------------------------------------------------------------------------

Tampa, Orlando and Palm Beach County, Florida; Charlotte and Raleigh, North Carolina; the Virginia and Maryland suburbs of Washington, D.C.; and Phoenix, Arizona. Adverse general economic conditions in these markets could have a material adverse impact on our operations. In 1999, approximately 40% of our housing revenue and a significant portion of our operating income were derived from operations in the Columbus market.

       COMPETITION. The homebuilding industry is highly competitive. We compete in each of our local market areas with numerous national, regional and local homebuilders, some of which have greater financial, marketing, land acquisition, and sales resources than we do. Builders of new homes compete not only for home buyers, but also for desirable properties, financing, raw materials and skilled subcontractors. We also compete with the resale market for existing homes which provides certain attractions for home buyers over building a new home.

       GOVERNMENTAL REGULATION AND ENVIRONMENTAL CONSIDERATIONS. The homebuilding industry is subject to increasing local, state and Federal statutes, ordinances, rules and regulations concerning zoning, resource protection (preservation of woodlands and hillside areas), building design, and construction and similar matters, including local regulations which impose restrictive zoning and density requirements in order to limit the number of homes that can eventually be built within the boundaries of a particular location. Such regulation affects construction activities, including construction materials which must be used in certain aspects of building design, as well as sales activities and other dealings with home buyers. We must also obtain licenses, permits and approvals from various governmental agencies for our development activities, the granting of which are beyond our control. Furthermore, increasingly stringent requirements may be imposed on homebuilders and developers in the future. Although we cannot predict the impact on us of compliance with any such requirements, such requirements could result in time consuming and expensive compliance programs.

       We are also subject to a variety of local, state and Federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. The particular environmental laws, which apply to any given project, vary greatly according to the project site and the present and former uses of the property. These environmental laws may result in delays, cause us to incur substantial compliance costs (including substantial expenditures for pollution and water quality control) and prohibit or severely restrict development in certain environmentally sensitive regions. Although there can be no assurance that we will be successful in all cases, we have a general practice of requiring an environmental audit and resolution of environmental issues prior to purchasing land in an effort to avoid major environmental issues in our developments.

       In addition, we have been, and in the future may be, subject to periodic delays or may be precluded from developing certain projects due to building moratoriums. These moratoriums generally relate to insufficient water supplies or sewage facilities, delays in utility hook-ups or inadequate road capacity within the specific market area or subdivision. These moratoriums can occur prior to, or subsequent to, commencement of our operations without notice or recourse.

       RISK OF MATERIAL AND LABOR SHORTAGES. The residential construction industry has, from time to time, experienced significant material and labor shortages in insulation, drywall, brick, cement and certain areas of carpentry and framing, as well as fluctuations in lumber prices and supplies. In 1999, we experienced shortages in certain areas such as drywall and brick material, along with framing and plumbing labor. Continued shortages in these areas could delay construction of homes which could adversely affect our business; however, at this time, we do not anticipate a material effect for fiscal year 2000.

       SIGNIFICANT VOTING CONTROL BY PRINCIPAL SHAREHOLDERS. As of December 31, 1999, members of the Irving E. Schottenstein family owned approximately 34% of our outstanding common shares. Therefore, members of the Irving E. Schottenstein family have significant voting power.

       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK. Our primary market risk results from fluctuations in interest rates. We are exposed to interest rate risk through the borrowings under our unsecured revolving credit facilities which permit borrowings up to $280.0 million. To minimize the effect of the interest rate fluctuation, we have three interest rate swap arrangements with certain banks for a total notional amount of $75.0 million. Under these agreements we pay a fixed rate of 5.10% on $25.0 million and 6.25% on $50.0 million.

       Assuming a hypothetical 10% change in short-term interest rates, interest expense would not change significantly, as the interest rate swap agreements would partially offset the impact.

       Additionally, M/I Financial offers fixed and adjustable rate mortgage loans to buyers of our homes. The loans are granted at current market interest rates which are guaranteed from the loan lock date through the transfer of the title of the home to the buyer. M/I Financial hedges its interest rate risk using optional and mandatory forward sales to hedge risk from the loan lock date generally to the date a loan is closed. At December 31, 1999, the notional principal amount under these forward sales agreements was approximately $106.0 million and the related fair value of these agreements was approximately $1.2 million. The hedging agreements outstanding at December 31, 1999 mature within 90-120 days. Gains or losses on these agreements are recognized at the time the loan is sold.

                                                    INDEPENDENT AUDITORS' REPORT



To the Stockholders and Directors of
M/I Schottenstein Homes, Inc.:

       We have audited the accompanying consolidated balance sheets of M/I Schottenstein Homes, Inc. and its subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

       In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of M/I Schottenstein Homes, Inc. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.




Columbus, Ohio
February 23, 2000

                       1999 M/I SCHOTTENSTEIN HOMES, INC.
                                 ANNUAL REPORT

                       CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------


M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

                                                                         Year Ended December 31,
(Dollars in thousands, except per share amounts)                1999               1998               1997
---------------------------------------------------------------------------------------------------------------
Revenue                                                      $ 852,445          $ 739,613          $ 614,004
---------------------------------------------------------------------------------------------------------------
Costs and expenses:
     Land and housing                                          667,875            588,499            494,663
     General and administrative                                 48,430             44,254             38,092
     Selling                                                    52,960             47,179             40,085
     Interest                                                   14,400             13,128             11,742
---------------------------------------------------------------------------------------------------------------

Total costs and expenses                                       783,665            693,060            584,582
---------------------------------------------------------------------------------------------------------------

Income before income taxes                                      68,780             46,553             29,422
---------------------------------------------------------------------------------------------------------------

Income taxes (credit):
     Current                                                    26,520             18,328             14,172
     Deferred                                                      649                574             (2,187)
---------------------------------------------------------------------------------------------------------------

Total income taxes                                              27,169             18,902             11,985
---------------------------------------------------------------------------------------------------------------

Net income                                                   $  41,611          $  27,651          $  17,437
---------------------------------------------------------------------------------------------------------------

Net income per common share:
     Basic                                                   $    4.75          $    3.29          $    2.15
     Diluted                                                 $    4.68          $    3.26          $    2.14

Weighted average shares outstanding (in thousands):
     Basic                                                       8,762              8,393              8,108
     Diluted                                                     8,883              8,488              8,150
---------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                       1999 M/I SCHOTTENSTEIN HOMES, INC.
                                 ANNUAL REPORT

                           CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------


M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

                                                                                       December 31,
(Dollars in thousands, except par values)                                     1999                     1998
-------------------------------------------------------------------------------------------------------------
ASSETS

Cash                                                                       $   5,665                $  10,068
Cash held in escrow                                                              828                      870
Receivables                                                                   39,988                   42,361
Inventories:
     Single-family lots, land and land development costs                     254,385                  170,115
     Houses under construction                                               163,266                  136,965
     Model homes and furnishings - at cost (less accumulated
         depreciation:  1999 - $41; 1998 - $45)                               12,349                   15,054
     Land purchase deposits                                                    2,702                    1,366
Building, office furnishings, transportation and
     construction equipment - at cost (less accumulated
     depreciation:  1999 - $5,733; 1998 - $4,962)                             19,368                   20,015
Investment in unconsolidated joint ventures and
     limited liability companies                                              20,238                   17,850
Other assets                                                                  12,773                   12,483
-------------------------------------------------------------------------------------------------------------
         TOTAL                                                             $ 531,562                $ 427,147
-------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
Notes payable banks - homebuilding operations                              $ 132,000                $  70,000
Note payable bank - financial services operations                             15,400                   23,500
Mortgage notes payable                                                        14,675                   11,793
Senior subordinated notes                                                     50,000                   50,000
Accounts payable                                                              63,198                   51,364
Accrued compensation                                                          18,244                   18,131
Accrued interest, warranty and other                                          23,827                   23,810
Customer deposits                                                             13,706                   11,909
-------------------------------------------------------------------------------------------------------------
         TOTAL LIABILITIES                                                   331,050                  260,507
-------------------------------------------------------------------------------------------------------------

Commitments and Contingencies
-------------------------------------------------------------------------------------------------------------
Stockholders' equity:
Preferred stock - $.01 par value; authorized -
     2,000,000 shares; none outstanding                                           --                       --
Common stock - $.01 par value; authorized 38,000,000
     shares; issued - 8,813,061 shares                                            88                       88
Additional paid-in capital                                                    62,282                   61,067
Retained earnings                                                            145,337                  105,485
Treasury stock - at cost - 496,221 shares
     at December 31, 1999                                                     (7,195)                      --
-------------------------------------------------------------------------------------------------------------
         TOTAL STOCKHOLDERS' EQUITY                                          200,512                  166,640
-------------------------------------------------------------------------------------------------------------
         TOTAL                                                             $ 531,562                $ 427,147
-------------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.

                       1999 M/I SCHOTTENSTEIN HOMES, INC.
                                 ANNUAL REPORT

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------


M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

                                                              Common Stock
                                                        ------------------------       Additional
                                                          Shares                         Paid-in        Retained        Treasury
(Dollars in thousands, except per share amounts)        Outstanding        Amount        Capital        Earnings           Stock
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                             8,800,000      $       88     $   50,573      $   61,658              --
       Net income                                               --              --             --          17,437              --
       Purchase of treasury shares                      (1,202,439)             --             --              --      $  (14,250)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                             7,597,561              88         50,573          79,095         (14,250)
       Net income                                               --              --             --          27,651              --
       Dividends to stockholders, $0.15 per
         common share                                           --              --             --          (1,261)             --
       Sale of treasury shares, net
         of expenses                                     1,200,000              --         10,338              --          14,221
       Retirement of treasury shares (2,439 shares)             --              --            (29)             --              29
       Stock options exercised                              15,500              --            185              --              --
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                             8,813,061              88         61,067         105,485              --
       Net income                                               --              --             --          41,611              --
       Dividends to stockholders, $0.20 per
           common share                                         --              --             --          (1,759)             --
       Purchase of treasury shares                        (509,000)             --             --              --          (7,429)
       Stock options exercised                              12,100              --            (78)             --             221
       Deferred stock awards                                    --              --          1,291              --              --
       Stock awards issued                                     679              --              2              --              13
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                             8,316,840      $       88     $   62,282      $  145,337      $   (7,195)
===================================================================================================================================


See Notes to Consolidated Financial Statements.

                       1999 M/I SCHOTTENSTEIN HOMES, INC.
                                 ANNUAL REPORT

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------



M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

                                                                        Year Ended December 31,
(Dollars in thousands)                                              1999          1998          1997
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                   $ 41,611      $ 27,651      $ 17,437
     Adjustments to reconcile net income to net cash
        provided by operating activities:
           Loss from property disposals                                103           126           128
           Depreciation and amortization                             2,238         1,761         1,623
           Deferred income taxes (credit)                              649           306        (2,187)
           Decrease (increase) in cash held in escrow                   42         1,667        (2,144)
           Decrease (increase) in receivables                        2,373         1,458        (9,372)
           Increase in inventories                                 (86,194)      (38,134)      (13,720)
           Decrease (increase) in other assets                      (1,101)          737          (432)
           Increase in accounts payable                             11,834         8,588        10,777
           Increase in accrued liabilities                           1,421         5,811         7,609
           Equity in undistributed income of unconsolidated
               joint ventures and limited liability companies         (618)         (610)         (376)
------------------------------------------------------------------------------------------------------
     Net cash provided by (used in) operating activities           (27,642)        9,361         9,343
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of property and equipment                             (1,525)       (1,232)       (8,508)
     Purchase of limited liability company                              --        (2,500)           --
     Investment in unconsolidated joint ventures and
        limited liability companies                                (21,726)      (20,669)      (15,701)
     Distributions from unconsolidated joint ventures and
        limited liability companies                                    970         1,305         1,145
------------------------------------------------------------------------------------------------------
        Net cash used in investing activities                      (22,281)      (23,096)      (23,064)
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from bank borrowings - net of repayments              53,900       (14,500)        7,700
     Principal repayments of mortgage notes payable                 (1,147)         (371)          (45)
     Subordinated notes:
        Proceeds from issuance                                          --            --        50,000
        Principal repayments                                            --            --       (25,000)
        Debt issuance costs                                             --            --          (699)
     Net increase in customer deposits                               1,797         4,355           483
     Dividends paid                                                 (1,759)       (1,261)           --
     Proceeds from exercise of stock options                           158           185            --
     Proceeds from sale of treasury shares - net of expenses            --        24,559            --
     Payments to acquire treasury shares                            (7,429)           --       (14,250)
------------------------------------------------------------------------------------------------------
        Net cash provided by financing activities                   45,520        12,967        18,189
------------------------------------------------------------------------------------------------------
        Net (decrease) increase in cash                             (4,403)         (768)        4,468
        Cash balance at beginning of year                           10,068        10,836         6,368
------------------------------------------------------------------------------------------------------
        Cash balance at end of year                               $  5,665      $ 10,068      $ 10,836
------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
     Cash paid during the year for:
        Interest - net of amount capitalized                      $ 13,249      $ 12,916      $ 11,143
        Income taxes                                              $ 27,857      $ 18,019      $ 11,602
NON-CASH TRANSACTIONS DURING THE YEAR:
     Building and lots and land acquired with mortgage notes
        payable - net                                             $  4,029      $  6,214      $  5,950
     Single-family lots distributed from unconsolidated
        joint ventures and limited liability companies            $ 18,986      $ 17,360      $ 12,694
     Deferred stock awards                                        $  1,291            --            --
------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                       1999 M/I SCHOTTENSTEIN HOMES, INC.
                                 ANNUAL REPORT

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

       The Company is engaged primarily in the construction and sale of single-family residential property in Columbus and Cincinnati, Ohio; Tampa, Orlando and Palm Beach County, Florida; Charlotte and Raleigh, North Carolina; Indianapolis, Indiana; the Virginia and Maryland suburbs of Washington, D.C.; and Phoenix, Arizona. The Company designs, sells and builds single-family homes on finished lots, which it develops or purchases ready for home construction. The Company also purchases undeveloped land to develop into finished lots for future construction of single-family homes and for sale to others.

       The Company conducts mortgage banking activities through M/I Financial Corp. ("M/I Financial") that originates mortgage loans primarily for purchasers of the Company's homes. The loans and the servicing rights are sold to outside mortgage lenders. The Company is also a majority owner in two title insurance agencies that provide title services to purchasers of the Company's homes. The Company also has an investment in two other title insurance agencies (see Note
2).

       CASH AND CASH HELD IN ESCROW. Cash and cash held in escrow were primarily held in one bank at December 31, 1999 and 1998.

       INVENTORIES. Inventories are recorded at cost which is not in excess of net realizable value. Houses under construction include lot costs, construction costs, capitalized interest and indirect costs. These costs, other than capitalized interest, are charged to cost of sales as housing sales are closed. Capitalized interest is included in interest expense when the respective housing sales are closed. Lot costs are transferred to houses under construction from land costs when construction commences.

       Depreciation on model home furnishings is recorded using an accelerated method over the estimated useful lives of the assets.

       Land and development costs, capitalized interest and real estate taxes incurred during land development are allocated to each residential lot in a development phase based on relative estimated market values or the average cost basis, when appropriate. Reserves are established for inventories where the net realizable value is deemed to be less than cost.
Management believes such reserves are adequate.

       INTEREST. The Company capitalizes interest during development and construction. Capitalized interest is charged to interest expense as the related inventory is delivered. The summary of total interest is as follows:

(Dollars in thousands)                           1999             1998             1997
------------------------------------------------------------------------------------------
Interest capitalized, beginning of year        $  7,957         $  7,620         $  6,862
Interest incurred                                15,329           13,465           12,500
Interest expensed                               (14,400)         (13,128)         (11,742)
------------------------------------------------------------------------------------------
Interest capitalized, end of year              $  8,886         $  7,957         $  7,620
------------------------------------------------------------------------------------------


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

(Dollars in thousands)              1999            1998            1997
--------------------------------------------------------------------------
Housing sales                     $823,159        $705,620        $578,185
Housing cost of sales              657,220         569,773         473,995

Lot and land sales                  14,959          21,873          26,814
Lot and land cost of sales          10,655          18,726          20,668
--------------------------------------------------------------------------

       M/I Financial recognizes revenue from application fees when received, while revenue from loan origination fees is recorded when each loan closes. M/I Financial sells its loans and servicing rights to outside mortgage lenders. The revenue from these transactions is recorded when the loans are sold and the servicing is purchased by the investor. M/I Financial uses various methods to hedge the interest rate risk related to the loans it has committed to make to home buyers (see Note 14). Gains or losses resulting from these hedging transactions are included in revenue when the gain or loss from the sale of the related loan is recorded.

       WARRANTY COST. The Company provides a two-year limited warranty on materials and workmanship and a thirty-year limited warranty against major structural defects. Warranty expense was $6,461,000, $5,257,000 and $4,791,000 for 1999, 1998 and 1997, respectively.

       DEPRECIATION. Depreciation of building, model and office furnishings, transportation and construction equipment is computed using both straight-line and

                       1999 M/I SCHOTTENSTEIN HOMES, INC.
                                 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


accelerated methods based on the estimated useful lives of the assets. Depreciation expense was $2,077,000, $1,599,000 and $1,368,000 in 1999, 1998 and
1997, respectively.

       AMORTIZATION. The costs incurred in connection with the issuance of Subordinated Notes (see Note 8) are being amortized over the terms of the related debt. Amortization of these costs is included in interest expense. Unamortized debt issuance costs of $755,000 and $917,000 relating to the Subordinated Notes are included in other assets at December 31, 1999 and 1998, respectively.

       ADVERTISING. The Company expenses advertising costs as incurred. The Company expensed $8,113,000, $7,284,000 and $5,569,000 in 1999, 1998 and 1997,
respectively.

       PER SHARE DATA. Per share data is calculated based on the weighted average number of common shares outstanding during the year. The difference between basic and diluted shares outstanding is due to the effect of dilutive stock options and deferred stock.

       PROFIT SHARING. The Company has a trusteed, deferred profit-sharing plan which covers substantially all Company employees and permits members to make contributions to the plan on a pre-tax salary reduction basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Company contributions to the plan are made at the discretion of the Board and totaled $1,450,000, $1,250,000 and $950,000 in 1999, 1998 and 1997 respectively
(including payment of expenses incurred by the plan).

       ASSET IMPAIRMENTS. Annually, or more frequently if events or circumstances change, a determination is made by management to ascertain whether single-family lots, land and land development costs and property and equipment have been impaired based on the sum of expected future undiscounted cash flows from operating activities. If the estimated net cash flows are less than the carrying amount of such assets, the Company will recognize an impairment loss in an amount necessary to write down the assets to a fair value as determined from expected future discounted cash flows.

       IMPACT OF NEW ACCOUNTING STANDARDS. In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137 (SFAS 137), "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." SFAS 137 deferred the adoption of SFAS 133 until the Company's 2001 annual financial statements. The Company has not yet determined what, if any, impact the adoption of this standard will have on its consolidated financial statements.

       DEFERRED STOCK PLANS. Effective November 1, 1998, the Company adopted a non-qualified deferred compensation stock plan (the "Executives' Deferred Compensation Plan"). The purpose of the Executives' Deferred Compensation Plan (the "Plan") is to provide certain eligible employees of the Company an opportunity to defer a portion of their compensation and to invest in the Company's common stock, by providing that amounts deferred under the Plan will be distributed in the Company's common stock. Compensation expense recorded related to the Plan was $661,000 and $1,111,000 in 1999 and 1998, respectively.

       In 1997, the Company adopted the Director Deferred Compensation Plan (the "Plan") to provide its directors with an opportunity to defer all or a portion of their eligible compensation and to invest in the Company's common stock.

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

       The Company owns a 49.9% interest in two title insurance agencies and accounts for these investments under the equity method of accounting. The total of these investments was approximately $10,000 at December 31, 1999 and $5,000 at December 31, 1998 and 1997. Approximately $1,785,000, $1,573,000 and
$1,343,000 of title insurance premiums and closing fees were paid to these agencies in 1999, 1998 and 1997, respectively.

                       1999 M/I SCHOTTENSTEIN HOMES, INC.
                                 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


3.  RECEIVABLES

Receivables consist of the following:


(Dollars in thousands)                 1999         1998
------------------------------------------------------------
Mortgage loans to be funded          $36,764       $40,263
Accounts receivable                    3,224         2,098
------------------------------------------------------------
Total receivables                    $39,988       $42,361
------------------------------------------------------------

       Mortgage loans to be funded relate to houses sold and closed prior to December 31, which were subsequently funded by unrelated lending institutions.

4. INVESTMENT IN UNCONSOLIDATED JOINT VENTURES AND LIMITED LIABILITY COMPANIES - LAND RELATED

       At December 31, 1999, the Company had interests varying from 33% to 50% in joint ventures and limited liability companies that engage in land development activities. These interests are recorded using the equity method of accounting.

       The Company receives its percentage interest of profits or its percentage interest of the lots developed in the form of a capital distribution. The Company received distributions of $18,986,000, $17,360,000 and $12,694,000 in developed lots at cost in 1999, 1998 and 1997, respectively, and purchased lots totaling $187,000, $533,000 and $1,300,000 in 1999, 1998 and 1997 from the joint ventures and limited liability companies.

       Summarized condensed combined financial information for the joint ventures and limited liability companies, which is included in the homebuilding segment, as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 is as follows:

SUMMARIZED CONDENSED COMBINED BALANCE SHEETS
-----------------------------------------------------------------------

                                                    December 31,
(Dollars in thousands)                        1999               1998
-----------------------------------------------------------------------
Assets:
     Single-family lots, land and
       land development costs                $47,505            $39,689
     Other assets                                970              1,422
-----------------------------------------------------------------------
Total                                        $48,475            $41,111
-----------------------------------------------------------------------
Liabilities:
     Debt                                    $    93            $    --
     Other liabilities                         5,549              5,028
-----------------------------------------------------------------------
Total liabilities                              5,642              5,028
Partners' equity:
     Company's equity                         19,143             16,039
     Other                                    23,690             20,044
-----------------------------------------------------------------------
Total Partners' equity                        42,833             36,083
-----------------------------------------------------------------------
Total                                        $48,475            $41,111
-----------------------------------------------------------------------


SUMMARIZED CONDENSED COMBINED STATEMENTS OF OPERATIONS
-----------------------------------------------------------------------------

                                           Year Ended December 31,
(Dollars in thousands)             1999              1998                1997
-----------------------------------------------------------------------------
Revenue                           $ 168             $ 604             $ 1,159
Costs and expenses                  450               682               1,250
-----------------------------------------------------------------------------
Income (loss)                     $(282)            $ (78)            $   (91)
-----------------------------------------------------------------------------

       Included in the Company's investment in joint ventures and limited liability companies at December 31, 1999 and 1998 is $482,000 and $449,000, respectively, of capitalized interest and other costs. Letters of credit totaling approximately $6,931,000 are outstanding at December 31, 1999 and serve as completion bonds for joint venture and limited liability company development work in progress.

5. INVESTMENT IN LIMITED LIABILITY COMPANIES -- NON-LAND RELATED

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

6.  NOTES PAYABLE BANKS

       On November 23, 1999, the Company entered into a new bank loan agreement with our lenders. The new agreement increased the amount of credit to $250.0 million, increased the amount of letters of credit available to $35.0 million, added two additional lenders and made immaterial modifications to the covenants. The remaining terms of the agreement remain substantially the same as those in the agreement that it replaced.

       At December 31, 1999, the Company's homebuilding operations had revolving credit loans of $132,000,000 and letters of credit totaling $27,461,000 outstanding under a loan agreement with nine banks. Borrowings under the loan agreement are at LIBOR plus a margin of between 1.60% and 2.35% and are primarily unsecured. This agreement provides for total borrowing availability not to exceed the lesser of $250,000,000 under the revolving credit agreement and $35,000,000 in the form of letters of credit; or the Company's borrowing base, which is calculated based on specified percentages of certain types of assets held by the Company as of each month end. Under the terms of the agreement, the banks shall make an annual determination as to whether or not to extend the maturity date of the commitment by one year. The revolving credit facility and letter of credit commitment expire September 30, 2003, at which time the unpaid balance of the revolving credit loans outstanding is

                       1999 M/I SCHOTTENSTEIN HOMES, INC.
                                 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


due and payable. The Company is also required to pay a commitment fee of 1/4 of 1% based upon the average daily unused portion of the note. The terms of the loan agreement contain covenants which require the Company, among other things, to maintain minimum net worth and working capital amounts and to maintain certain financial ratios. This agreement also places limitations on the amount of additional indebtedness that may be incurred by the Company, on the acquisition of undeveloped land, on dividends that may be paid and on the aggregate cost of certain types of inventory the Company can hold at any one time. At December 31, 1999, approximately $7,808,000 of retained earnings was available for cash dividends and repurchases of the Company's stock under the terms of the loan agreement.

       At December 31, 1999, $15,400,000 was outstanding under a revolving loan agreement with a bank ("M/I Financial loan agreement") pursuant to which the Company was permitted to borrow up to $30,000,000 to finance mortgage loans initially funded by M/I Financial for customers of the Company and a limited amount for loans to others. This agreement limits the borrowings based on the aggregate face amount of the mortgages and contains restrictive covenants requiring M/I Financial to maintain minimum net worth and certain minimum financial ratios. Under the loan agreement, interest is calculated at (a) the prime rate less 0.50%, (b) LIBOR plus 1.60% or (c) a combination of (a) and (b). A commitment fee of 1/4 of 1% is payable quarterly based upon the average daily unused portion of the note. The agreement terminates on June 20, 2001, at which time the unpaid balance is due.

       At December 31, 1999, the Company had $132,600,000 of unused borrowing availability under its loan agreement. The weighted average interest rate of the Company's total bank borrowings was 7.5%, 7.8% and 8.0% at December 31, 1999, 1998 and 1997, respectively.

       On February 26, 1998 and September 23, 1998 the Company entered into $50.0 million and $25.0 million interest rate SWAP agreements to exchange a floating LIBOR rate for a fixed rate of 5.50% and 5.10%, respectively. The $25.0 SWAP agreement expires September 25, 2000; the $50.0 SWAP agreement was cancelled on February 28, 2000 (see Note 11). During 1999 and 1998 these agreements resulted in an increase (decrease) of $135,000 and $(26,000), respectively, of interest expense.

7.  MORTGAGE NOTES PAYABLE

       Mortgage notes payable of $14,675,000 and $11,793,000 at December 31, 1999 and 1998, respectively, represent mortgages collateralized by a building and land and lots (book value of $21,583,000 and $15,450,000 at December 31, 1999 and 1998, respectively).

                                    DECEMBER 31, 1999
                           ------------------------------------
                                          INTEREST     MATURITY
(Dollars in thousands)      AMOUNT          RATE         DATE
---------------------------------------------------------------
Building                   $ 8,177          8.117  %    4/1/17
Land and lots                6,498       5.77%-10.00%   8/30/02
---------------------------------------------------------------
Total                      $14,675            -            -
===============================================================

                                     December 31, 1998
                           ------------------------------------
                                         Interest      Maturity
(Dollars in thousands)      Amount          Rate          Date
---------------------------------------------------------------
Building                   $8,303           8.117 %      4/1/17
Land and lots               3,490           5.770 %      6/30/02
---------------------------------------------------------------
Total                      $11,793            -             -
================================================================

8. SUBORDINATED NOTES

       In August 1997, the company issued $50,000,000 of Senior Subordinated Notes. The Senior Subordinated Notes bear interest at a fixed rate of 9.51% and mature August 29, 2004. The Senior Subordinated Notes contain covenants that include restrictions on the incurrence of additional debt, stock repurchases and the payment of dividends.

9. LEASE COMMITMENTS

       The Company leases various office facilities, automobiles, model furnishings, and model homes under operating leases with remaining terms of 1 to 4 years. At December 31, 1999, the future minimum rental commitments, totaling $5,810,000 under non-cancelable operating leases with initial terms in excess of one year are as follows: 2000 - $3,488,000; 2001 - $1,460,000; 2002 - $624,000;
2003 - $234,000; 2004 - $4,000; and $0 thereafter.

       The Company entered into a 20-year lease for its new office building and moved into this new facility in December 1996. Rental expense was $849,000 and $943,000 for 1998 and 1997, respectively. In September 1998, the Company purchased this facility.

       The Company's total rental expense was $6,608,000, $7,056,000 and $6,515,000 for 1999, 1998 and 1997, respectively.

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

                       1999 M/I SCHOTTENSTEIN HOMES, INC.
                                 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


11. SUBSEQUENT EVENTS

       On November 16, 1999 and February 15, 2000, the Board of Directors approved a $0.05 per share cash dividend payable to stockholders of record of its common stock on January 3 and April 3, 2000, payable on January 21 and April 21, 2000. The Company's loan agreement and Subordinated Notes place limits on dividends (see Notes 6 and 8).

       On February 1, 2000 the Company entered into two $25.0 million interest rate SWAP agreements to exchange a floating LIBOR rate for a fixed rate of 6.25%. The SWAP agreements expire January 31, 2003. The bank exercised their option to cancel the existing $50.0 million interest rate SWAP agreement on February 28, 2000.

       From January 1, 2000 through February 25, 2000, the Company purchased 183,200 shares of our outstanding common stock at an average price of $13.70. Also, on February 15, 2000, the Board of Directors authorized the repurchase of up to 2,000,000 shares, replacing the existing repurchase programs.

12. STOCK INCENTIVE PLAN

       The Company's Stock Incentive Plan includes stock option, restricted stock and stock appreciation programs, under which the maximum number of shares of common stock that may be granted under the plan in each calendar year shall be 5% of the total issued and outstanding shares of common stock as of the first day of each such year the plan is in effect. No awards have been granted under the restricted stock and stock appreciation programs. Stock options are granted at the market price at the close of business on the date of grant. Options awarded vest 20% annually over five years and expire after ten years. The following summarizes the transactions under the stock option program:

                                                                     Weighted
                                             Option Price Avg.        Exercise
                                Shares          Per Share             Price
-------------------------------------------------------------------------------
Options outstanding
   December 31, 1996           193,850        $6.75-$16.125          $11.429
   Granted                      28,600               10.625           10.625
   Forfeited                    (1,250)         6.75-16.125            11.05
-------------------------------------------------------------------------------
Options outstanding
   December 31, 1997           221,200        $6.75-$16.125          $11.327
   Granted                      46,100                22.75            22.75
   Exercised                   (15,500)         6.75-16.125           11.927
   Forfeited                    (6,050)          6.75-22.75           12.145
-------------------------------------------------------------------------------
Options outstanding
   December 31, 1998           245,750         $6.75-$22.75          $13.412
   Granted                      51,950               18.563           18.563
   Exercised                   (12,100)         6.75-16.125           11.747
   Forfeited                    (7,900)          6.75-22.75           16.082
-------------------------------------------------------------------------------
Options outstanding
   December 31, 1999           277,700         $6.75-$22.75          $14.372
-------------------------------------------------------------------------------


                                                                    Weighted
                                              Option Price Avg.     Exercise
                                Shares            Per Share          Price
--------------------------------------------------------------------------------
Options exercisable at
   December 31, 1997            67,720           $6.75-10.875
                                55,760           16.125-22.75
                               -------
     Total                     123,480                               $11.977

   December 31, 1998            88,980            6.75-10.875
                                71,270           16.125-22.75
                               -------
     Total                     160,250                               $12.395

   December 31, 1999           108,070            6.75-10.875
                                83,830            16.125-22.75
                               -------
     Total                     191,900                               $12.764
--------------------------------------------------------------------------------

       At December 31, 1999, options outstanding have a weighted average remaining contractual life of 6.5 years.

       In February 2000, the Company granted options for an additional 75,350 shares with the same terms as the previous awards, at a price of $13.38 which represents the market value at the date of grant.

       As required under SFAS 123, the fair value of each option grant was estimated on the date of grant. The Company used the Black-Scholes option-pricing model with the following assumptions used for grants in 1999: expected volatility of 40.16%; risk-free interest rate of 7.00%; dividend rate of 0.26%; and an expected life of 4 years, for grants in 1998: expected volatility of 35.82%; risk-free interest rate of 7.00%; dividend rate of 0.22%; and an expected life of 4 years, and for grants in 1997: expected volatility of 37.64%; risk-free interest rate of 7.00%; no dividends; and an expected life of 4 years. Based on these calculations, the fair value of the stock options at the date of grant were immaterial to the Company's financial statements at December 31, 1999, 1998 and 1997.

13.  INCOME TAXES

The provision for income taxes consists of the following:

(Dollars in thousands)         1999       1998      1997
-------------------------------------------------------------
Federal                      $23,368     $15,897  $  8,927
State and local                3,801       3,005     3,058
-------------------------------------------------------------
   Total                     $27,169     $18,902   $11,985
-------------------------------------------------------------

       Reconciliations of the differences between income taxes computed at federal statutory tax rates and consolidated provision for income taxes are as follows:

(Dollars in thousands)                 1999         1998        1997
-------------------------------------------------------------------------
Federal taxes at statutory rate        $24,073     $16,294     $10,298
Deduct federal tax effect of:
   State and local taxes -
     net of federal tax benefit          2,471       2,277       1,988
   Other                                   625         331        (301)
-------------------------------------------------------------------------
   Total                               $27,169     $18,902     $11,985
-------------------------------------------------------------------------

       The tax effects of the significant temporary differences which comprise the deferred tax assets and liabilities at December 31, 1999 and 1998 are as follows:

                       1999 M/I SCHOTTENSTEIN HOMES, INC.
                                 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



(Dollars in thousands)                         1999            1998
------------------------------------------------------------------------
Assets:
Warranty, insurance and other
   reserves                                   $4,164          $4,099
Inventory reserve                              2,888           2,885
Inventories                                    1,183             772
State taxes                                      454             177
Depreciation                                      35               -
Other                                            343           1,102
------------------------------------------------------------------------
Total deferred tax assets                      9,067           9,035
------------------------------------------------------------------------
Liabilities:
Depreciation                                   1,284             975
Prepaid expenses and deferred charges          1,690           1,318
------------------------------------------------------------------------
Total deferred tax liabilities                 2,974           2,293
------------------------------------------------------------------------
Net deferred tax asset                        $6,093          $6,742
------------------------------------------------------------------------

14.  FINANCIAL INSTRUMENTS

       M/I Financial offers fixed and adjustable rate mortgage loans, primarily to buyers of the Company's homes. At December 31, 1999, M/I Financial is committed to fund $125,667,000 in mortgage loans to home buyers. Of this total, approximately $8,595,000 are adjustable rate loans and $117,072,000 are fixed rate loan commitments. The loans are granted at current market interest rates which are guaranteed through the transfer of the title of the home to the buyer (the "Closing"). M/I Financial uses hedging methods to reduce its exposure to interest rate fluctuations between the lock date of the loan and the time the home closes. The method to be used is determined at the time of the loan lock based on the market conditions and alternatives available. M/I Financial's policy requires that there be no interest rate risk on loans closed and waiting to be sold. Also according to policy, the pipeline of committed loans is to be hedged at 70 to 95% of the committed balance.

       One of the methods that M/I Financial used to hedge the interest rate risk relative to unclosed loans is to purchase commitments from outside investors to acquire the loans at the interest rate at which the loan will be closed. The cost, if any, of these purchase commitments is recorded as an asset and is expensed as loans are closed under the related commitments. Any remaining unused balance is expensed when the commitment expires, or earlier is the Company determines that they will be unable to use the entire commitment prior to its expiration date. The Company expended $354,000, $93,000 and $498,000 in 1999, 1998 and 1997, respectively, related to purchase commitments from outside investors to acquire mortgage loans. Such costs are expensed as a component of cost of goods sold. At December 31, 1999, the Company had approximately $19,875,000 of commitments to deliver mortgage loans to outside investors.

       The Company also hedges its interest rate risk using optional and mandatory forward sales of mortgage-backed securities. In these agreements, the Company agrees to sell and later agrees to buy similar but not identical mortgage-backed securities. The Company also has the option of delivering these securities. Generally, the agreements are fixed-coupon agreements whereby the interest rate and maturity date of both transactions are approximately the same and are established to correspond with the closing of the fixed interest rate mortgage loan commitments of the Company. The difference between the two values of the mortgage-backed securities in the agreements at settlement provide hedge on the interest rate risk exposure in the mortgage loan commitments and is included in the gain or loss of the sale of the loans to third party investors. At December 31, 1999, these agreements matured within 90 to 120 days. Securities under forward sales agreements averaged approximately $122,500,000 during 1999 and the maximum amount outstanding at any month end during 1999 was $149,000,000. Hedging gains of $6,180,000 were deferred at year end as the mortgage loans and commitment contracts qualified for hedge accounting.

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

       The following table presents the carrying amounts and fair values of the Company's financial instruments and the fair value of the Company's unrecognized financial instruments at December 31, 1999 and 1998. SFAS 107, "Disclosures about Fair Value of Financial Instruments", defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

                                                     1999                                    1998
                                         ----------------------------           ----------------------------
                                         Carrying              Fair             Carrying               Fair
(Dollars in thousands)                     Amount              Value              Amount               Value
---------------------------------------------------------------------------------------------------------------
Assets:
   Cash, including
     cash in escrow                       $  6,493            $  6,493            $10,938            $ 10,938
   Mortgage loans
     to be funded                           36,764              36,772             40,263              40,807
   Accounts receivable                       3,224               3,224              2,098               2,098
Liabilities:
   Notes payable banks                    $147,400            $147,400            $93,500            $ 93,500
   Mortgage notes payable                   14,675              14,675             11,793              11,793
   Subordinated notes                       50,000              50,000             50,000              50,000
   Accounts payable                         63,198              63,198             51,364              51,364
   Other liabilities                        55,777              55,777             53,850              53,850
Unrecognized Financial
   Instruments:
   Letters of credit                            --            $    430                 --            $    230
   Commitments to
     extend real estate loans                   --               7,111                 --               4,111
   Forward sale of
     mortgage-backed
     securities                                 --               1,228                 --                 (32)
   Interest rate swap
     Agreements                                 --                 274                 --                (657)

                       1999 M/I SCHOTTENSTEIN HOMES, INC.
                                 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


       The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at December 31, 1999 and 1998:

       CASH, ACCOUNTS RECEIVABLE, ACCOUNTS PAYABLE AND OTHER LIABILITIES. The carrying amounts of these items are a reasonable estimate of their fair value.

       MORTGAGE LOANS TO BE FUNDED. The estimated fair value of mortgage loans to be funded at December 31, 1999 and 1998 includes the estimated gains and servicing rights which will be realized when the loans are sold. The estimated fair value was determined based on market quotes at December 31, 1999 and 1998.

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

       SUBORDINATED NOTES. The estimated fair value was determined based upon market quotes at December 31, 1999 and 1998.

       LETTERS OF CREDIT. Letters of credit and outstanding completion bonds of $48,530,000 and $30,644,000 represent potential commitments at December 31, 1999 and 1998. The letters of credit generally expire within one to two years. The estimated fair value of letters of credit was determined using fees currently charged for similar arrangements.

       COMMITMENTS TO EXTEND REAL ESTATE LOANS, FORWARD SALE OF MORTGAGE-BACKED SECURITIES AND INTEREST RATE SWAP AGREEMENTS. The fair value of these financial instruments was determined based upon market quotes at December 31, 1999 and 1998

15.  COMMITMENTS AND CONTINGENCIES

       At December 31, 1999, the Company had sales agreements outstanding, some of which have open contingencies for approval of financing, to deliver 2,154 homes with an aggregate purchase price of approximately $490,000,00. At December 31, 1999, the Company had options and contingent purchase contracts to acquire land and developed lots with an aggregate purchase price of approximately $190,789,000. Purchase of properties is contingent upon satisfaction of certain requirements by the Company and the sellers.

       At December 31, 1999, the Company had outstanding approximately $48,530,000 of completion bonds and standby letters of credit, which serve as completion bonds for development work in progress, deposits on land and lot purchase contracts and miscellaneous deposits.

       The Company is involved from time to time in routine litigation. Management does not believe that the ultimate resolution of this litigation will be material to the consolidated financial statements of the Company.

16.  BUSINESS SEGMENTS

       The business segment information for 1999, 1998 and 1997 included on page 21 of the annual report is an integral part of these consolidated financial statements.

                       1999 M/I SCHOTTENSTEIN HOMES, INC.
                                 ANNUAL REPORT

                        Stock Market Prices and Dividends

       The Company's common stock is traded on the New York Stock Exchange under the symbol "MHO". As of January 31, 2000, there were approximately 260 record holders of the Company's common stock. At that time there were 8,813,061 shares issued and 8,316,840 shares outstanding. The table below presents the highest and lowest prices for the Company's common stock during each of the quarters presented:

       1999                  HIGH               LOW
-------------------------------------------------------------
First quarter               $22.25            $16.63
Second quarter               22.00             17.63
Third quarter                20.13             16.50
Fourth quarter               18.19             13.13


       1998                  HIGH               LOW
-------------------------------------------------------------
First quarter               $24.56            $17.75
Second quarter               26.81             18.13
Third quarter                25.69             18.13
Fourth quarter               24.69             16.75


       The highest and lowest prices for the Company's common stock from January 1, 2000 through February 25, 2000 was $15.65 and $12.75.

       Prior to fiscal 1998, the Company had not paid any dividends. On February 9, 1998, the Board of Directors approved cash dividends of $.05 per share. The Company has subsequently paid cash dividends each quarter. On November 16, 1999 and February 15, 2000, the Board of Directors approved cash dividends of $.05 per share, payable to stockholders of record of its common stock on January 3 and April 3, 2000, payable on January 21 and April 21, 2000. The Company's loan agreement and Subordinated Notes place limits on dividends (see Notes 6 and 8 to the consolidated financial statements).

EXECUTIVE OFFICERS

IRVING E. SCHOTTENSTEIN
     Chairman and
     Chief Executive Officer

ROBERT H. SCHOTTENSTEIN
     President

STEVEN SCHOTTENSTEIN
     Chief Operating Officer

KERRII B. ANDERSON
     Senior Vice President,
     Chief Financial Officer


OTHER KEY OFFICERS

PAUL S. COPPEL
     President Land Operations and
     General Counsel

PHILLIP G. CREEK
     Senior Vice President,
     Treasurer

JAMES B. FELDMAN
     Regional President

ROBERT C. MOESLE
     Regional President

PAUL S. ROSEN
     Senior Vice President

LLOYD T. SIMPSON
     Regional President


DIRECTORS

IRVING E. SCHOTTENSTEIN (1*, 2)
     Chairman of the Board and
     Chief Executive Officer

KERRII B. ANDERSON
     Senior Vice President,
     Chief Financial Officer

FRIEDRICH K.M. BOHM (2, 3, 4*)
     Managing Partner and
     Chief Executive Officer,
     NBBJ

THOMAS D. IGOE (2, 4)
     Retired Senior Vice President,
     Bank One NA

JEFFREY H. MIRO (2, 4)
     Chairman,
     Miro, Weiner and Kramer

ROBERT H. SCHOTTENSTEIN (1, 2)
     President

STEVEN SCHOTTENSTEIN (1)
     Chief Operating Officer

LEWIS R. SMOOT, SR. (1, 2, 3*, 4)
     President and
     Chief Executive Officer,
     The Smoot Corporation

NORMAN L. TRAEGER (2*, 3, 4)
     President,
     The Discovery Group


CORPORATE INFORMATION

CORPORATE HEADQUARTERS
     3 Easton Oval
     Columbus, Ohio 43219
     www.mihomes.com

STOCK EXCHANGE LISTING
     New York Stock Exchange (MHO)

TRANSFER AGENT AND REGISTRAR BankBoston, N.A.
     c/o EquiServe, Limited Partnership
     P.O. Box 8040
     Boston, Massachusetts 02266-8040
     www.equiserve.com

INDEPENDENT ACCOUNTANTS
     Deloitte & Touche LLP
     Columbus, Ohio

ANNUAL MEETING
     The Annual Meeting of Stockholders will be held at 9:00 A.M. on April 19, 2000, at the offices of the Company, 3 Easton Oval, Columbus, Ohio.

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

42