Form 10-K, Exhibit 13
period 2000-12-31
M I SCHOTTENSTEIN HOMES INC
filed 2001-03-28
CIK 799292

                                                                      EXHIBIT 13

 2000 M / I S C H O T T E N S T E I N H O M E S, I N C. A N N U A L R E P O R T
                      Selected Consolidated Financial Data
--------------------------------------------------------------------------------

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

(Dollars in thousands, except per share          2000         1999         1998         1997         1996
amounts)
------------------------------------------------------------------------------------------------------------
INCOME STATEMENT: (Year Ended December 31)
Revenue                                       $  935,039   $  852,445   $  739,613   $  614,004   $  577,192
Gross margin                                  $  198,972   $  184,570   $  151,114   $  119,341   $  109,103
Income before extraordinary loss              $   44,444   $   41,611   $   27,651   $   17,437   $   14,110
Income per common share before
extraordinary loss:
   Basic                                      $     5.64   $     4.75   $     3.29   $     2.15   $     1.60
   Diluted                                    $     5.52   $     4.68   $     3.26   $     2.14   $     1.60
Weighted average common shares outstanding:
   Basic                                       7,883,365    8,761,822    8,392,560    8,108,293    8,800,000
   Diluted                                     8,056,111    8,883,189    8,487,872    8,150,015    8,818,543
Dividends per common share                    $     0.20   $     0.20   $     0.15         --           --
BALANCE SHEET: (December 31)
Total assets                                  $  567,642   $  531,562   $  427,147   $  366,020   $  305,359
Notes and mortgage notes payable              $  159,219   $  162,075   $  105,293   $  113,950   $  100,345
Subordinated notes                            $   50,000   $   50,000   $   50,000   $   50,000   $   25,000
Shareholders' equity                          $  228,889   $  200,512   $  166,640   $  115,506   $  112,319
------------------------------------------------------------------------------------------------------------

SELECTED CONSOLIDATED QUARTERLY FINANCIAL AND OPERATING DATA

                                                              THREE MONTHS ENDED
-----------------------------------------------------------------------------------------------
                                              DECEMBER 31,  SEPTEMBER 30,  JUNE 30,  MARCH 31,
(Dollars in thousands, except per share          2000          2000          2000      2000
amounts)
------------------------------------------------------------------------------------------------
New contracts, net                                   914          980        1,027        1,106
Homes delivered                                    1,209        1,078        1,040          743
Backlog                                            2,111        2,406        2,504        2,517
Total revenue                                 $  280,873   $  245,582   $  234,728   $  173,856
Gross margin                                  $   59,139   $   52,542   $   49,270   $   38,021
Income before income taxes                    $   20,332   $   20,214   $   18,502   $   13,516
Net income                                    $   12,452   $   12,381   $   11,332   $    8,279
Net income per common share:
    Basic                                     $     1.63   $     1.59   $     1.43   $     1.01
    Diluted                                   $     1.59   $     1.56   $     1.40   $     1.00
Weighted average common shares outstanding:
    Basic                                      7,642,212    7,768,701    7,950,078    8,176,377
    Diluted                                    7,847,427    7,954,659    8,117,680    8,302,322
Dividends per common share                    $     0.05   $     0.05   $     0.05   $     0.05

                                                              Three Months Ended
---------------------------------------------------------------------------------------------------
                                             December 31,  September 30,  June 30,   March 31,
(Dollars in thousands, except per share          1999         1999          1999       1999
amounts)
-----------------------------------------------------------------------------------------------------
New contracts, net                                   888          819        1,198        1,167
Homes delivered                                    1,154        1,097        1,001          689
Backlog                                            2,154        2,420        2,698        2,501
Total revenue                                 $  255,002   $  235,106   $  213,513   $  148,824
Gross margin                                  $   53,727   $   50,307   $   46,301   $   34,235
Income before income taxes                    $   18,558   $   20,071   $   17,475   $   12,676
Net income                                    $    1,228   $   12,143   $   10,571   $    7,669
Net income per common share:
    Basic                                     $     1.30   $     1.38   $     1.20   $     0.87
    Diluted                                   $     1.28   $     1.36   $     1.18   $     0.86
Weighted average common shares outstanding:
    Basic                                      8,657,695    8,782,259    8,796,249    8,812,283
    Diluted                                    8,772,940    8,915,592    8,938,142    8,918,866
Dividends per common share                    $     0.05   $     0.05   $     0.05   $     0.05

 2000 M / I S C H O T T E N S T E I N H O M E S, I N C. A N N U A L R E P O R T
                               Segment Information
--------------------------------------------------------------------------------


M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

     Our reportable segments are strategic business units that offer different products and services. The business segments are defined as homebuilding and financial services. The homebuilding operations include the construction and sale of single-family attached and detached homes and the development and sale of land. The homebuilding segment includes similar operations in several geographic regions which have been aggregated for segment reporting purposes. The financial services operations include the origination of mortgage loans and title services for purchasers of our homes. The loans and servicing rights are sold to outside mortgage lenders.
     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intersegment revenue represents the elimination of revenue included in financial services revenue for fees paid by the homebuilding operations to lock in interest rates. Fees paid by the homebuilding segment to the financial services segment were at market prices for the services provided. Unallocated income includes interest from other segments. Unallocated expenses include salaries and other administrative expenses which are not identifiable with a specific segment. Unallocated assets consist primarily of cash, deferred taxes and other assets not associated with a specific business segment.

                                                  Year Ended December 31,
(Dollars in thousands)                         2000         1999         1998
--------------------------------------------------------------------------------
Revenue:
    Homebuilding                             $ 920,059    $ 839,689    $ 729,103
    Financial services                          19,656       17,290       14,609
    Intersegment                                (4,676)      (4,534)      (4,099)
--------------------------------------------------------------------------------
       TOTAL REVENUE                         $ 935,039    $ 852,445    $ 739,613
--------------------------------------------------------------------------------
Depreciation and Amortization:
    Homebuilding                             $   1,604    $   1,713    $   1,269
    Financial services                             126          106           77
    Unallocated amounts                            393          419          415
--------------------------------------------------------------------------------
       TOTAL DEPRECIATION AND AMORTIZATION   $   2,123    $   2,238    $   1,761
--------------------------------------------------------------------------------
Interest Expense:
    Homebuilding                             $  18,098    $  14,221    $  12,744
    Financial services                             256          179          384
    Unallocated amounts                           --           --           --
--------------------------------------------------------------------------------
       TOTAL INTEREST EXPENSE                $  18,354    $  14,400    $  13,128
--------------------------------------------------------------------------------
Income Before Income Taxes:
    Homebuilding                             $  52,440    $  51,006    $  36,523
    Financial services                          12,197       10,459        8,209
    Unallocated amounts                          7,927        7,315        1,821
--------------------------------------------------------------------------------
       TOTAL INCOME BEFORE INCOME TAXES      $  72,564    $  68,780    $  46,553
--------------------------------------------------------------------------------
Income Taxes:
    Homebuilding                             $  20,413    $  20,388    $  15,354
    Financial services                           4,635        3,857        2,782
    Unallocated amounts                          3,072        2,924          766
--------------------------------------------------------------------------------
       TOTAL INCOME TAXES                    $  28,120    $  27,169    $  18,902
--------------------------------------------------------------------------------
Assets:
    Homebuilding                             $ 500,864    $ 477,271    $ 362,362
    Financial services                          50,586       38,945       42,132
    Unallocated amounts                         16,192       15,346       22,653
--------------------------------------------------------------------------------
       TOTAL ASSETS                          $ 567,642    $ 531,562    $ 427,147
--------------------------------------------------------------------------------
Capital Expenditures:
    Homebuilding                             $     734    $   1,142    $     967
    Financial services                              47          208           82
    Unallocated amounts                            129          175          183
--------------------------------------------------------------------------------
       TOTAL CAPITAL EXPENDITURES            $     910    $   1,525    $   1,232
--------------------------------------------------------------------------------

 2000 M / I S C H O T T E N S T E I N H O M E S, I N C. A N N U A L R E P O R T
    Management's Discussion & Analysis of Financial Condition and Results of
                                   Operations
--------------------------------------------------------------------------------

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

RESULTS OF OPERATIONS

CONSOLIDATED

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

         TOTAL REVENUE. Total revenue for 2000 was $935.0 million, an increase of $82.6 million over 1999. The overall increase was the result of an increase of $80.4 million in homebuilding revenue and an increase of $2.4 million in financial services revenue. The increase in homebuilding was the result of growth of $77.3 million in housing revenue and $3.3 million in land revenue. Housing increased as a result of a 3.3% increase in the number of Homes Delivered and a 5.9% increase in the average sales price of Homes Delivered in comparison to 1999. The increase in land revenue was primarily due to an increase in lot sales to outside homebuilders in the Washington, D.C. market, offset slightly by lot sales in the Phoenix market in 1999 that did not occur in 2000. The increase in financial services revenue occurred as a result of increases in loan origination fees, the average loan amount, revenue earned from the sale of loans and title services.

         INCOME BEFORE INCOME TAXES. Income before income taxes increased $3.8 million over 1999. The increase related to homebuilding and financial services, for which income before income taxes increased by $1.4 million and $1.7 million, respectively. The increase in homebuilding was due to an increase in the number and average sales price of Homes Delivered. The increase in income before income taxes for financial services was primarily the result of a significant increase in income from the sale of loans due to increases in loan volume and the average loan amount, and the favorable interest rate environment during 1999 and early 2000.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

         TOTAL REVENUE. Total revenue for 1999 was $852.4 million, an increase of $112.8 million over 1998. The overall increase was the result of an increase of $110.6 million in homebuilding revenue and a $2.7 million increase in financial services revenue. The increase in homebuilding was the result of growth of $117.5 million in housing revenue offset by a $6.9 million decline in land revenue. Housing increased as a result of an 8.6% increase in the number of Homes Delivered and a 7.4% increase in the average sales price of Homes Delivered in comparison to 1998. The decrease in land revenue was primarily due to a decrease in lot sales to outside homebuilders in the Washington, D.C. market. The increase of $2.7 million in financial services revenue occurred as a result of increases in the number of loans originated, the average loan amount and revenue earned from the sale of loans.

          INCOME BEFORE INCOME TAXES. Income before income taxes increased $22.2 million over 1998. The increase related to homebuilding and financial services, for which income before income taxes increased by $14.5 million and $2.3 million, respectively. The increase in homebuilding was due to an increase in the number and average sales price of Homes Delivered. In addition, housing gross margin increased from 19.3% in 1998 to 20.2% in 1999. The increase in income before income taxes for financial services was primarily the result of a significant increase in income from the sale of loans due to increases in loan volume and the average loan amount, and the favorable interest rate environment during the last part of 1998 and early1999.

 2000 M / I S C H O T T E N S T E I N H O M E S, I N C. A N N U A L R E P O R T
    Management's Discussion & Analysis of Financial Condition and Results of
                                   Operations
--------------------------------------------------------------------------------

SEASONALITY AND VARIABILITY IN QUARTERLY RESULTS

         We have experienced, and expect to continue to experience, significant seasonality and quarter-to-quarter variability in homebuilding activity levels. In general, Homes Delivered increase substantially in the third and fourth quarters. We believe that this seasonality reflects the tendency of home buyers to shop for a new home in the spring with the goal of closing in the fall or winter, as well as the scheduling of construction to accommodate seasonal weather conditions. The following tables reflect this cycle for the Company during the four quarters of 2000 and 1999:

                                                                THREE MONTHS ENDED
                                               --------------------------------------------------
                                                DEC. 31,     SEPT. 30,    JUNE 30,      MARCH 31,
(Dollars in thousands)                            2000         2000         2000          2000
-------------------------------------------------------------------------------------------------
Total revenue                                  $280,873      $245,582     $234,728     $173,856
Unit data:
   New contracts, net                               914           980        1,027        1,106
   Homes delivered                                1,209         1,078        1,040          743
   Backlog at end of period                       2,111         2,406        2,504        2,517


                                                                Three Months Ended
                                               --------------------------------------------------
                                                Dec. 31,     Sept. 30,    June 30,      March 31,
(Dollars in thousands)                            1999         1999         1999          1999
-------------------------------------------------------------------------------------------------
Total revenue                                  $255,002      $235,106     $213,513     $148,824
Unit data:
   New contracts, net                               888           819        1,198        1,167
   Homes delivered                                1,154         1,097        1,001          689
   Backlog at end of  period                      2,154         2,420        2,698        2,501
-------------------------------------------------------------------------------------------------

 2000 M / I S C H O T T E N S T E I N H O M E S, I N C. A N N U A L R E P O R T
    Management's Discussion & Analysis of Financial Condition and Results of
                                   Operations
--------------------------------------------------------------------------------

HOMEBUILDING SEGMENT

The following table sets forth certain information related to our homebuilding segment:

                                                                 Year Ended December 31,
(Dollars in thousands)                                    2000           1999             1998
----------------------------------------------------------------------------------------------
Revenue:
   Housing sales                                        $900,507        $823,159       $705,620
   Lot and land sales                                     18,257          14,959         21,873
   Other income                                            1,295           1,571          1,610
-----------------------------------------------------------------------------------------------
Total revenue                                           $920,059        $839,689       $729,103
-----------------------------------------------------------------------------------------------
Revenue:
   Housing sales                                            97.9%           98.0%          96.9%
   Lot and land sales                                        2.0             1.8            3.0
   Other income                                              0.1             0.2            0.1
-----------------------------------------------------------------------------------------------
Total revenue                                              100.0           100.0          100.0
Land and housing costs                                      80.8            80.5           81.7
-----------------------------------------------------------------------------------------------
Gross margin                                                19.2            19.5           18.3
General and administrative expenses                          2.9             2.9            3.0
Selling expenses                                             6.1             6.4            6.5
-----------------------------------------------------------------------------------------------
Operating income                                            10.2            10.2            8.8
Allocated expenses                                           4.5             4.1            3.8
-----------------------------------------------------------------------------------------------
Income Before Income Taxes                                   5.7%            6.1%           5.0%
------------------------------------------------------------------------------------------------
OHIO AND INDIANA REGION
Unit data:
   New contracts, net                                      2,481           2,523          2,524
   Homes delivered                                         2,567           2,454          2,259
   Backlog at end of period                                1,305           1,391          1,322
Average sales price of homes in backlog                     $209            $192           $183
Aggregate sales value of homes in backlog               $273,000        $267,000       $242,000
Number of active subdivisions                                 82              73             73
-----------------------------------------------------------------------------------------------
FLORIDA REGION
Unit data:
   New contracts, net                                        850             696            730
   Homes delivered                                           725             662            652
   Backlog at end of period                                  492             367            333
Average sales price of homes in backlog                     $209            $214           $196
Aggregate sales value of homes in backlog               $103,000         $78,000        $65,000
Number of active subdivisions                                 28              24             27
-----------------------------------------------------------------------------------------------
NORTH CAROLINA, VIRGINIA AND MARYLAND, AND ARIZONA REGION
Unit data:
   New contracts, net                                        696             853            854
   Homes delivered                                           778             825            718
   Backlog at end of period                                  314             396            368
Average sales price of homes in backlog                     $369            $365           $359
Aggregate sales value of homes in backlog               $116,000        $145,000       $132,000
Number of active subdivisions                                 32              38             40
-----------------------------------------------------------------------------------------------
TOTAL
Unit data:
   New contracts, net                                      4,027           4,072          4,108
   Homes delivered                                         4,070           3,941          3,629
   Backlog at end of period                                2,111           2,154          2,023
Average sales price of homes in backlog                     $233            $228           $217
Aggregate sales value of homes in backlog               $492,000        $490,000       $439,000
Number of active subdivisions                                142             135            140
-----------------------------------------------------------------------------------------------

 2000 M / I S C H O T T E N S T E I N H O M E S, I N C. A N N U A L R E P O R T
    Management's Discussion & Analysis of Financial Condition and Results of
                                   Operations
--------------------------------------------------------------------------------

         A home is included in "New Contracts" when our standard sales contract is executed. "Homes Delivered" represents homes for which the closing of the sale has occurred and title has transferred to the buyer. "Backlog" represents homes for which the standard sales contract has been executed, but which are not included in Homes Delivered because closings for these homes have not yet occurred as of the end of the period specified. Most cancellations of contracts for homes in Backlog occur because customers cannot qualify for financing and usually occur prior to the start of construction. Since we arrange financing with guaranteed rates for many of our customers, the incidence of cancellations after the start of construction is low. The cancellation rate of homes in backlog at December 31, 1999, 1998 and 1997 was 12.2%, 11.1% and 12.8%,
respectively. Unsold speculative homes, which are in various stages of construction, totaled 107, 135 and 159 at December 31, 2000, 1999 and 1998, respectively.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

         TOTAL REVENUE. Total revenue for the homebuilding segment was $920.1 million, an increase of 9.6%, or $80.4 million, from 1999 to 2000. This increase was due to a 9.4% increase in housing revenue and a 22.0% increase in land revenue. The increase in housing revenue was partially due to an increase of 3.3% in the number of Homes Delivered. Homes Delivered increased in the majority of our markets, but most significantly in Columbus, Tampa, and Phoenix. Housing also experienced an increase of 5.9% in the average sales price of Homes Delivered. This increase occurred in the majority of our markets due to product mix and higher land and regulatory costs which were passed on to the home buyer. The Phoenix market had a significant affect on the increase due to both increased closings and a substantially higher average sales price. The increase in land revenue of $3.3 million was primarily attributable to the Washington, D.C. market, where the Virginia division had additional lot sales to outside homebuilders in comparison to 1999. This was offset slightly by sales in the Phoenix market in 1999 that did not occur in 2000.

         HOME SALES AND BACKLOG. New Contracts recorded in 2000 were slightly lower than the prior year. While decreases occurred in the majority of our markets, our Tampa market experienced a 37.6% increase. We believe the overall decrease was mainly attributable to an increase in sales prices as a result of increased material and labor costs, and four increases in the prime lending rate during the fourth quarter of 1999 and throughout 2000. New Contracts recorded in January 2001 were 34% higher than New Contracts recorded in January 2000. The number of New Contracts recorded in future periods will be dependent on numerous factors, including future economic conditions, timing of land development, consumer confidence, number of subdivisions and interest rates available to potential home buyers.
         At December 31, 2000, the total sales value of the Company's Backlog of 2,111 homes was approximately $492.0 million, representing a 0.4% increase in sales value and a 2.0% decrease in units compared to the levels reported at December 31, 1999. The average sales price of homes in Backlog increased 2.4% from December 31, 1999. This increase was primarily due to increases in markets where we are building in more upscale and certain niche subdivisions as well as increases to cover higher material and labor costs.

         GROSS MARGIN. The gross margin for the homebuilding segment was 19.2% for 2000, a decrease of 0.3% of revenue from 1999. The decrease consisted of a slight decrease in gross margin from housing sales of 0.2% and a decrease in gross margin from land and lot sales of 11.4% of revenue. The decrease in land and lot sales gross margin was due to the decreased lots sold in our Washington D.C. market compared to 1999. Lot and land gross margins can vary significantly depending on the sales price, the cost of the subdivision and the stage of development in which the sale takes place.

         GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased from $24.3 million or 2.9% of total revenue for 1999 to $26.1 million or 2.9% of total revenue for 2000. While the percentage remained constant, the increase in expense was primarily attributable to an increase in real estate taxes as a result of our growth in land position and operations.

 2000 M / I S C H O T T E N S T E I N H O M E S, I N C. A N N U A L R E P O R T
    Management's Discussion & Analysis of Financial Condition and Results of
                                   Operations
--------------------------------------------------------------------------------

         SELLING EXPENSES. Selling expenses increased from $53.4 million or 6.4% of total revenue in 1999 to $56.5 million or 6.1% of total revenue in 2000. While the percentage decreased slightly, the increase in expense was due to the increases in sales commissions paid to outside Realtors and internal salespeople as a result of the increase in Homes Delivered. Model expenses also increased slightly.

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

         HOME SALES AND BACKLOG. New Contracts recorded in 1999 were slightly lower than in 1998. New Contracts recorded were lower in all of our regions. We believe the overall decrease was mainly attributable to an increase in sales prices, as a result of increased material and labor costs, and three increases in the prime lending rate during the third and fourth quarters of 1999.
         At December 31, 1999, the total sales value of the Company's Backlog of 2,154 homes was approximately $490.0 million, representing an 11.6% increase in sales value and a 6.5% increase in units over the levels reported at December 31, 1998. The average sales price of homes in Backlog increased 5.1% from December 31, 1998 to December 31, 1999. This increase was primarily due to increases in markets where we are building in more upscale and certain niche subdivisions.

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

 2000 M / I S C H O T T E N S T E I N H O M E S, I N C. A N N U A L R E P O R T
    Management's Discussion & Analysis of Financial Condition and Results of
                                   Operations
--------------------------------------------------------------------------------

FINANCIAL SERVICES SEGMENT

The following table sets forth certain information related to our financial services segment:

                                                                  Year Ended December 31,
(Dollars in thousands)                                     2000           1999            1998
----------------------------------------------------------------------------------------------
Number of loans originated                                 3,218           3,102          2,958

Revenue:
   Loan origination fees                                  $5,078         $ 4,633        $ 3,931
   Sale of loans                                           8,789           7,331          6,256
   Other                                                   5,789           5,326          4,422
-----------------------------------------------------------------------------------------------
Total Revenue                                             19,656          17,290         14,609
-----------------------------------------------------------------------------------------------

General & administrative expenses                          7,459           6,831          6,400
-----------------------------------------------------------------------------------------------
Operating Income                                         $12,197         $10,459        $ 8,209
-----------------------------------------------------------------------------------------------


YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

         TOTAL REVENUE. Total revenue for the year ended December 31, 2000 was $19.7 million, a 13.7% increase over the $17.3 million recorded for 1999. Loan origination fees increased 9.6% from 1999 to 2000. The increase was due to a 3.7% increase in the number of loans originated during 2000 compared to 1999, along with an increase in the average loan amount. Also, special financing programs reduced loan origination fees in the first quarter of 1999. At December 31, 2000, M/I Financial was operating in eight of our eleven markets. Of these eight markets, 92% of our Homes Delivered that were financed were through M/I Financial.
         Revenue for the sale of loans increased 19.9% to $8.8 million in 2000. The increase was primarily due to more mortgages originated during 2000 compared to 1999. The increase was also caused by favorable market conditions beginning in the second quarter of 2000, which increased marketing gains on loans that closed during the third and fourth quarters of 2000.
         Revenue from other sources increased 8.7% from 1999 to 2000. This increase was primarily due to increased earnings from title services as a result of an increase in the number of homes delivered.

         GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the year ended December 31, 2000 were $7.5 million, a 9.2% increase over 1999. This was caused primarily by an increase in incentive compensation due to an increase in net income.

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

 2000 M / I S C H O T T E N S T E I N H O M E S, I N C. A N N U A L R E P O R T
    Management's Discussion & Analysis of Financial Condition and Results of
                                   Operations
--------------------------------------------------------------------------------

         GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the year ended December 31, 1999 were $6.8 million, a 6.7% increase over 1998. This was mainly due to an increase in general expenses to support the growth related to origination and title services.

OTHER OPERATING RESULTS

         CORPORATE GENERAL AND ADMINISTRATIVE EXPENSES. Corporate general and administrative expenses increased to $18.4 million in 2000 from $17.5 million in 1999. However, as a percentage of total revenue, general and administrative expenses decreased from 2.1% to 2.0%. The increase in expense was the result of various general and administrative expenses increasing as a result of an increase in profitability.
         Corporate general and administrative expenses increased to $17.5 million in 1999 from $16.4 million in 1998. However, as a percentage of total revenue, general and administrative expenses decreased from 2.2% to 2.1%. The increase in expense was primarily attributable to an increase in incentive compensation and charitable contributions in 1999 due to the significant increase in net income.

         INTEREST EXPENSE. Homebuilding interest expense for 2000 increased to $18.1 million from $14.2 million in 1999. Interest expense was higher in 2000 due to an increase in the average borrowings outstanding primarily due to an increase in land inventories. Interest expense also increased due to an increase in the weighted average interest rate. This was offset by an increase in capitalized interest. Capitalized interest increased $1.5 million due to an increase in land under development.
         Homebuilding interest expense for 1999 increased to $14.2 million from $12.7 million in 1998. Interest expense was higher in 1999 due to an increase in average borrowings outstanding which increased due to a significant increase in our backlog and land inventories. This was partially offset by a decrease in the weighted average interest rate and an increase in capitalized interest. Capitalized interest increased due to a significant increase in land under development.

       INCOME TAXES. The effective tax rate decreased from 39.5% to 38.8% from 1999 to 2000. The decrease is primarily attributed to lower state taxes in 2000.
       The effective tax rate decreased from 40.6% to 39.5% from 1998 to 1999. The decrease is primarily attributed to lower state taxes in 1999.

LIQUIDITY AND CAPITAL RESOURCES

         Our financing needs depend on sales volume, asset turnover, land acquisition and inventory balances. We have incurred substantial indebtedness, and may incur substantial indebtedness in the future, to fund the growth of our homebuilding activities. Our principal source of funds for construction and development activities has been from internally generated cash and from bank borrowings, which are primarily unsecured.

         NOTES PAYABLE BANKS. At December 31, 2000, we had bank borrowings outstanding of approximately $116 million under our Bank Credit Facility. The Bank Credit Facility permits aggregate borrowings, other than for the issuance of letters of credit, not to exceed the lesser of: (i) $280 million or (ii) our borrowing base. The Bank Credit Facility matures September 30, 2004.
         We also had approximately $27 million outstanding as of December 31, 2000 under the M/I Financial loan agreement which permits borrowings of $30 million to finance mortgage loans initially funded by M/I Financial for our customers and a limited amount for loans to others. The Company and M/I Financial are co-borrowers under the M/I Financial loan agreement. This agreement limits the borrowings to 95% of the aggregate face amount of certain qualified mortgages. The agreement terminates on June 22, 2001.
         At December 31, 2000, we had the right to borrow up to $310 million under our credit facilities, including $30 million under the M/I Financial loan agreement. At December 31, 2000, we had $167 million of unused borrowing availability under our loan agreements. We also had

 2000 M / I S C H O T T E N S T E I N H O M E S, I N C. A N N U A L R E P O R T
    Management's Discussion & Analysis of Financial Condition and Results of
                                   Operations
--------------------------------------------------------------------------------

approximately $50 million of completion bonds and letters of credit outstanding at December 31, 2000.

         SUBORDINATED NOTES. At December 31, 2000, there was outstanding $50 million of Senior Subordinated Notes. The notes bear interest at a fixed rate of 9.51% and mature August 29, 2004.

         LAND AND LAND DEVELOPMENT. Over the past several years we have increased our land development activities and land holdings. Single-family lots, land and land development costs increased 12.6% from December 31, 1999 to December 31, 2000. This increase was primarily due to our continued growth, the shortage of qualified land developers in certain markets and the competitive advantages that can be achieved by developing land internally rather than purchasing lots from developers or competing homebuilders. We continue to purchase some lots from outside developers under option contracts. We will continue to evaluate all of the alternatives available to satisfy our increasing demand for lots in the most cost effective manner.
         The $16 million decrease in notes payable banks - homebuilding operations, from December 31, 1999 to December 31, 2000 reflects decreased borrowings primarily attributable to increased earnings from operations.
         At December 31, 2000, mortgage notes payable outstanding were $17 million, secured by an office building, lots and land with a recorded book value of $22 million.

         PURCHASE OF TREASURY SHARES. On February 15, 2000, our Board of Directors authorized the repurchase of up to 2 million shares of outstanding common stock. The purchases may occur in the open market and/or in privately negotiated transactions as market conditions warrant. As of December 31, 2000 we had purchased 1.4 million shares at an average price of approximately $17.

         IMPACT OF NEW ACCOUNTING STANDARDS. In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement as amended and interpreted will be effective for our fiscal 2001 first quarter financial statements. In January 2001 we recorded a cumulative transition adjustment of $2.7 million (net of taxes of $1.6 million) to earnings, primarily related to the recognition of certain loan commitments and forward sales of mortgage backed securities as derivative instruments.

INTEREST RATES AND INFLATION

         Our business is significantly affected by general economic conditions of the United States and, particularly, by the impact of interest rates. Higher interest rates may decrease the potential market by making it more difficult for home buyers to qualify for mortgages or to obtain mortgages at interest rates that are acceptable to them. Increases in interest rates would also increase our interest expense because the rate on the revolving loans is based on floating rates of interest. The weighted average interest rate for our outstanding debt was 8.5%, 8.2% and 8.5% for 2000, 1999 and 1998, respectfully.
         In conjunction with our mortgage banking operations, hedging methods are used to reduce our exposure to interest rate fluctuations between the commitment date of the loan and the time the loan closes.
         In recent years, we have generally been able to raise prices by amounts at least equal to our cost increases and, accordingly, have not experienced any detrimental effect from inflation. When we develop lots for our own use, inflation may increase our profits because land costs are fixed well in advance of sales efforts. We are generally able to maintain costs with subcontractors from the date a home is started through the date of close. However, in certain situations, unanticipated costs may occur between the time of start and the time a home is constructed, resulting in lower gross profit margins.

 2000 M / I S C H O T T E N S T E I N H O M E S, I N C. A N N U A L R E P O R T
    Management's Discussion & Analysis of Financial Condition and Results of
                                   Operations
--------------------------------------------------------------------------------

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

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

         GENERAL REAL ESTATE, ECONOMIC AND OTHER CONDITIONS. The homebuilding industry is significantly affected by changes in national and local economic and other conditions. Many of these conditions are beyond our control. These conditions include employment levels, changing demographics, availability of financing, consumer confidence and housing demand. In addition, homebuilders are subject to risks related to competitive overbuilding, availability and cost of building lots, availability of materials and labor, adverse weather conditions which can cause delays in construction schedules, cost overruns, changes in government regulations and increases in real estate taxes and other local government fees. Interest rate increases also adversely affect the industry as it is impossible to predict whether rates will be at levels that are attractive to prospective home buyers. If mortgage interest rates increase, our business could be adversely affected.

         LAND DEVELOPMENT ACTIVITIES. We develop the lots for a majority of our subdivisions. Therefore, our short- and long-term financial success will be dependent upon our ability to develop these subdivisions successfully. Acquiring land and committing the financial and managerial resources to develop a subdivision involves significant risks. Before a subdivision generates any revenue, we must make material expenditures for items such as acquiring land and constructing subdivision infrastructure (roads and utilities).

         THE COMPANY'S MARKETS. We have operations in Columbus and Cincinnati, Ohio; Indianapolis, Indiana; Tampa, Orlando and Palm Beach County, Florida; Charlotte and Raleigh, North Carolina; the Virginia and Maryland suburbs of Washington, D.C.; and Phoenix, Arizona. Adverse general economic conditions in these markets could have a material adverse impact on our operations. In 2000, approximately 40% of our operating income was derived from operations in the Columbus market.

         COMPETITION. The homebuilding industry is highly competitive. We compete in each of our local market areas with numerous national, regional and local homebuilders, some of which have greater financial, marketing, land acquisition, and sales resources than we do. Builders of new homes compete not only for home buyers, but also for desirable properties, financing, raw materials and skilled subcontractors. We also compete with the resale market for existing homes which provides certain attractions for home buyers over the new home market.

         GOVERNMENTAL REGULATION AND ENVIRONMENTAL CONSIDERATIONS. The homebuilding industry is subject to increasing local, state and Federal statutes, ordinances, rules and regulations concerning zoning, resource protection (preservation of woodlands and hillside areas), building design, and construction and similar matters. This includes local regulations which impose restrictive zoning and density requirements in order to limit the number of homes that can eventually be built within the boundaries of a particular location. Such regulation affects construction activities, including construction materials which must be used in certain aspects of building design, as well as sales activities and other dealings with home buyers. We must also obtain licenses, permits and approvals from various governmental agencies for our development activities, the granting of which are beyond our control. Furthermore, increasingly stringent requirements may be imposed on homebuilders and developers in the future. Although we cannot predict the impact on us to comply with any such requirements, such requirements could result in time consuming and expensive compliance programs.

 2000 M / I S C H O T T E N S T E I N H O M E S, I N C. A N N U A L R E P O R T
    Management's Discussion & Analysis of Financial Condition and Results of
                                   Operations
--------------------------------------------------------------------------------

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

         RISK OF MATERIAL AND LABOR SHORTAGES. The residential construction industry has, from time to time, experienced significant material and labor shortages in insulation, drywall, brick, cement and certain areas of carpentry and framing, as well as fluctuations in lumber prices and supplies. Recently, we experienced shortages in certain areas such as plumbing and foundation labor. Continued shortages in these areas could delay construction of homes which could adversely affect our business; however, at this time, we do not anticipate a material effect for fiscal year 2001.

         SIGNIFICANT VOTING CONTROL BY PRINCIPAL SHAREHOLDERS. As of December 31, 2000, members of the Irving E. Schottenstein family owned approximately 36% of our outstanding common shares. Therefore, members of the Irving E. Schottenstein family have significant voting power.

         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK. Our primary market risk results from fluctuations in interest rates. We are exposed to interest rate risk through the borrowings under our unsecured revolving credit facilities which permit borrowings up to $310 million. To minimize the effect of the interest rate fluctuation, we have three interest rate swap arrangements with certain banks for a total notional amount of $75 million. Under these agreements we pay fixed rates of interest.
         Assuming a hypothetical 10% change in short-term interest rates, interest expense would not change significantly, as the interest rate swap agreements would partially offset the impact.
         Additionally, M/I Financial offers fixed and adjustable rate mortgage loans to buyers of our homes. The loans are granted at current market interest rates which are guaranteed from the loan lock date through the transfer of the title of the home to the buyer. M/I Financial hedges its interest rate risk using optional and mandatory forward sales to hedge risk from the loan lock date generally to the date a loan is closed. At December 31, 2000, the notional principal amount under these forward sales agreements was approximately $116 million and the related fair value of these agreements was a loss of approximately $0.9 million. The hedging agreements outstanding at December 31, 2000 mature within 90-120 days. Gains or losses on these agreements are recognized at the time the loan is sold.

                                                   INDEPENDENT AUDITORS' REPORT



                  To the Shareholders and Directors of
                  M/I Schottenstein Homes, Inc.:

                           We have audited the accompanying consolidated balance
                  sheets of M/I Schottenstein Homes, Inc. and its subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

                           We conducted our audits in accordance with auditing
                  standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                           In our opinion, such consolidated financial
                  statements present fairly, in all material respects, the financial position of M/I Schottenstein Homes, Inc. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

                  Columbus, Ohio
                  February 16, 2001

 2000 M / I S C H O T T E N S T E I N H O M E S, I N C. A N N U A L R E P O R T
                        Consolidated Statements of Income
--------------------------------------------------------------------------------

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

                                                               Year Ended December 31,
(Dollars in thousands, except per share amounts)        2000         1999         1998
----------------------------------------------------------------------------------------

Revenue                                               $ 935,039    $ 852,445   $ 739,613
----------------------------------------------------------------------------------------

Costs and expenses:
     Land and housing                                   736,067      667,875     588,499
     General and administrative                          51,734       48,430      44,254
     Selling                                             56,320       52,960      47,179
     Interest                                            18,354       14,400      13,128
----------------------------------------------------------------------------------------

Total costs and expenses                                862,475      783,665     693,060
----------------------------------------------------------------------------------------

Income before income taxes                               72,564       68,780      46,553
----------------------------------------------------------------------------------------

Income tax expense (credit):
     Current                                             31,059       26,520      18,328
     Deferred                                            (2,939)         649         574
----------------------------------------------------------------------------------------

Total income tax expense                                 28,120       27,169      18,902
----------------------------------------------------------------------------------------

Net income                                            $  44,444    $  41,611   $  27,651
----------------------------------------------------------------------------------------

Net income per common share:
     Basic                                            $    5.64    $    4.75   $    3.29
     Diluted                                          $    5.52    $    4.68   $    3.26

Weighted average shares outstanding (in thousands):
     Basic                                                7,883        8,762       8,393
     Diluted                                              8,056        8,883       8,488
----------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

 2000 M / I S C H O T T E N S T E I N H O M E S, I N C. A N N U A L R E P O R T
                           Consolidated Balance Sheets
--------------------------------------------------------------------------------

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

                                                                     December 31,
(Dollars in thousands, except par values)                        2000         1999
------------------------------------------------------------------------------------
ASSETS

Cash                                                           $   8,555    $   5,665
Cash held in escrow                                                1,710          828
Receivables                                                       49,959       39,988
Inventories:
     Single-family lots, land and land development costs         286,461      254,385
     Houses under construction                                   152,184      163,266
     Model homes and furnishings - at cost (less accumulated
         depreciation:  2000 - $35; 1999 - $41)                    7,684       12,349
     Land purchase deposits                                        3,105        2,702
Building, office furnishings, transportation and
     construction equipment - at cost (less accumulated
     depreciation:  2000 - $7,353; 1999 - $5,733)                 18,165       19,368
Investment in unconsolidated joint ventures and
     limited liability companies                                  23,086       20,238
Other assets                                                      16,733       12,773
-------------------------------------------------------------------------------------
         TOTAL                                                 $ 567,642    $ 531,562
-------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:
Notes payable banks - homebuilding operations                  $ 115,800    $ 132,000
Note payable bank - financial services operations                 26,700       15,400
Mortgage notes payable                                            16,719       14,675
Senior subordinated notes                                         50,000       50,000
Accounts payable                                                  67,344       63,198
Accrued compensation                                              17,542       18,244
Other liabilities                                                 44,648       37,533
-------------------------------------------------------------------------------------
         TOTAL LIABILITIES                                     $ 338,753    $ 331,050
-------------------------------------------------------------------------------------

Commitments and Contingencies
-------------------------------------------------------------------------------------
Shareholders' equity:
Preferred stock - $.01 par value; authorized
     2,000,000 shares; none outstanding                             --           --
Common stock - $.01 par value; authorized 38,000,000
     shares; issued  8,813,061 shares                          $      88    $      88
Additional paid-in capital                                        62,747       62,282
Retained earnings                                                188,184      145,337
Treasury stock - at cost - 1,322,894 and 496,221
     shares, respectively, at December 31, 2000 and 1999         (22,130)      (7,195)
-------------------------------------------------------------------------------------
         TOTAL SHAREHOLDERS' EQUITY                              228,889      200,512
-------------------------------------------------------------------------------------
         TOTAL                                                 $ 567,642    $ 531,562
-------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

 2000 M / I S C H O T T E N S T E I N H O M E S, I N C. A N N U A L R E P O R T
                 Consolidated Statements of Shareholders' Equity
--------------------------------------------------------------------------------

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

                                                       Common Stock
                                                 -----------------------     Additional
                                                   Shares        Paid-in      Retained       Retained      Treasury
(Dollars in thousands, except per share amounts) Outstanding      Amount       Capital       Earnings       Stock
-------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                       7,597,561    $       88   $   50,573    $   79,095    $  (14,250)
       Net income                                       --            --           --          27,651          --
       Dividends to shareholders, $0.15 per
         common share                                   --            --           --          (1,261)         --
       Sale of treasury shares, net
         of expenses                               1,200,000          --         10,338          --          14,221
       Retirement of treasury shares
         (2,439 shares)                                 --            --            (29)         --              29
       Stock options exercised                        15,500          --            185          --            --
-------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                       8,813,061            88       61,067       105,485          --
       Net income                                       --            --           --          41,611          --
       Dividends to shareholders, $0.20 per
           common share                                 --            --           --          (1,759)         --
       Purchase of treasury shares                  (509,000)         --           --            --          (7,429)
       Stock options exercised                        12,100          --            (78)         --             221
       Deferral of executive and director stock         --            --          1,291          --            --
       Executive deferred stock distributions            679          --              2          --              13
-------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                       8,316,840            88       62,282       145,337        (7,195)
       Net income                                       --            --           --          44,444          --
       Dividends to shareholders, $0.20 per
           common share                                 --            --           --          (1,597)         --
       Purchase of treasury shares                  (869,100)         --           --            --         (15,568)
       Stock options exercised                        31,900          --           (151)         --             476
       Deferral of executive and director stock         --            --            771          --            --
       Executive deferred stock distributions         10,527          --           (155)         --             157
-------------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 2000                       7,490,167    $       88   $   62,747    $  188,184    $  (22,130)
===================================================================================================================

See Notes to Consolidated Financial Statements

 2000 M / I S C H O T T E N S T E I N H O M E S, I N C. A N N U A L R E P O R T
                      Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

                                                                     Year Ended December 31,
(Dollars in thousands)                                             2000        1999        1998
-----------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                $ 44,444    $ 41,611    $ 27,651
     Adjustments to reconcile net income to net cash
        provided by (used in) operating activities:
     Loss from property disposals                                   165         103         126
     Depreciation and amortization                                2,123       2,238       1,761
     Deferred income taxes (credit)                              (2,939)        649         306
     Decrease (increase) in cash held in escrow                    (882)         42       1,667
     Decrease (increase) in receivables                          (9,971)      2,373       1,458
     Decrease (increase) in inventories                          10,219     (86,194)    (38,134)
     Decrease (increase) in other assets                         (4,122)     (1,101)        737
     Increase in accounts payable                                 4,146      11,834       8,588
     Increase in accrued compensation and other liabilities      10,123       3,218      10,166
     Equity in undistributed income of unconsolidated
        joint ventures and limited liability companies             (802)       (618)       (610)
-----------------------------------------------------------------------------------------------
        Net cash provided by (used in) operating activities      52,504     (25,845)     13,716
-----------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of property and equipment                            (910)     (1,525)     (1,232)
     Purchase of limited liability company                         --          --        (2,500)
     Investment in unconsolidated joint ventures and
        limited liability companies                             (23,287)    (21,726)    (20,669)
     Distributions from unconsolidated joint ventures and
        limited liability companies                               1,016         970       1,305
-----------------------------------------------------------------------------------------------
        Net cash used in investing activities                   (23,181)    (22,281)    (23,096)
-----------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from bank borrowings - net of repayments           (4,900)     53,900     (14,500)
     Principal repayments of mortgage notes payable              (4,695)     (1,147)       (371)
     Dividends paid                                              (1,597)     (1,759)     (1,261)
     Proceeds from exercise of stock options
        and deferred stock                                          327         158         185
     Proceeds from sale of treasury shares - net of expenses       --          --        24,559
     Payments to acquire treasury shares                        (15,568)     (7,429)       --
-----------------------------------------------------------------------------------------------
        Net cash provided by (used in) financing activities     (26,433)     43,723       8,612
-----------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                   2,890      (4,403)       (768)
Cash balance at beginning of year                                 5,665      10,068      10,836
-----------------------------------------------------------------------------------------------
Cash balance at end of year                                    $  8,555    $  5,665    $ 10,068
-----------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
     Cash paid during the year for:
        Interest - net of amount capitalized                   $ 17,870    $ 13,249    $ 12,916
        Income taxes                                           $ 29,233    $ 27,857    $ 18,019
NON-CASH TRANSACTIONS DURING THE YEAR:
     Building and lots and land acquired with mortgage
        notes payable                                          $  6,739    $  4,029    $  6,214
     Distribution of single-family lots from unconsolidated
        joint ventures and limited liability companies         $ 20,225    $ 18,986    $ 17,360
     Deferral of executive and director stock                  $    771    $  1,291        --
     Executive deferred stock distributions                    $    155        --          --
-----------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

 2000 M / I S C H O T T E N S T E I N H O M E S, I N C. A N N U A L R E P O R T
                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         PRINCIPLES OF CONSOLIDATION. The accompanying consolidated financial statements include the accounts of M/I Schottenstein Homes, Inc. and its subsidiaries (the "Company"). All significant intercompany transactions have been eliminated. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
         The Company is engaged primarily in the construction and sale of single-family residential property in Columbus and Cincinnati, Ohio; Tampa, Orlando and Palm Beach County, Florida; Charlotte and Raleigh, North Carolina; Indianapolis, Indiana; the Virginia and Maryland suburbs of Washington, D.C.; and Phoenix, Arizona. The Company designs, sells and builds single-family homes on finished lots, which it develops or purchases ready for home construction. The Company also purchases undeveloped land to develop into finished lots for future construction of single-family homes and for sale to others.
         The Company conducts mortgage banking activities through M/I Financial Corp. ("M/I Financial") that originates mortgage loans primarily for purchasers of the Company's homes. The loans and the servicing rights are sold to outside mortgage lenders. The Company is also a majority owner in two title insurance agencies that provide title services to purchasers of the Company's homes. In addition, the Company has an investment in two other title insurance agencies (see Note 2).

         CASH AND CASH HELD IN ESCROW. Cash and cash held in escrow were primarily held in one bank at December 31, 2000 and 1999.

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

         INTEREST. The Company capitalizes interest during land development and home construction. Capitalized interest is charged to interest expense as the related inventory is delivered to a third party. The summary of total interest is as follows:

(Dollars in thousands)                                     2000           1999            1998
----------------------------------------------------------------------------------------------
Interest capitalized, beginning of year                 $  8,886        $  7,957       $  7,620
Interest incurred                                         19,805          15,329         13,465
Interest expensed                                        (18,354)        (14,400)      (13,128)
-----------------------------------------------------------------------------------------------
Interest capitalized, end of year                       $ 10,337        $  8,886       $  7,957
-----------------------------------------------------------------------------------------------

 2000 M / I S C H O T T E N S T E I N H O M E S, I N C. A N N U A L R E P O R T
                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


       REVENUE RECOGNITION. Revenue and cost of revenue from the sale of real estate are recognized at the time title is transferred to the buyer. Discounts and other sales incentives are included as a reduction of homebuilding revenue.
         The following summarizes both housing and lot and land revenue and costs included in revenue and cost of revenue:

(Dollars in thousands)                                    2000            1999          1998
-----------------------------------------------------------------------------------------------
Housing revenue                                         $900,507        $823,159       $705,620
Housing costs                                            720,974         657,220        569,773

Lot and land revenue                                      18,257          14,959         21,873
Lot and land costs                                        15,093          10,655         18,726
-----------------------------------------------------------------------------------------------

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

         WARRANTY COST. The Company provides a two-year limited warranty on materials and workmanship and a thirty-year limited warranty against major structural defects. Warranty expense was $7,061,000, $6,461,000 and $5,257,000 for 2000, 1999 and 1998, respectively.

         DEPRECIATION. Depreciation of building, model and office furnishings, transportation and construction equipment is computed using both straight-line and accelerated methods based on the estimated useful lives of the assets. Depreciation expense was $1,961,000, $2,077,000 and $1,599,000 in 2000, 1999 and
1998, respectively.

         AMORTIZATION. The costs incurred in connection with the issuance of Subordinated Notes (see Note 7) are being amortized over the terms of the related debt. Amortization of these costs is included in interest expense. Unamortized debt issuance costs of $593,000 and $755,000 relating to the Subordinated Notes are included in other assets at December 31, 2000 and 1999, respectively.

         ADVERTISING. The Company expenses advertising costs as incurred. The Company expensed $7,768,000, $8,113,000 and $7,284,000 in 2000, 1999 and 1998,
respectively.

         PER SHARE DATA. Per share data is calculated based on the weighted average number of common shares outstanding during the year. The difference between basic and diluted shares outstanding is due to the effect of dilutive stock options and deferred stock.

         PROFIT SHARING. The Company has a deferred profit-sharing plan which covers substantially all Company employees and permits members to make contributions to the plan on a pre-tax salary reduction basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Company contributions to the plan are made at the discretion of the Board and totaled $1,550,000, $1,450,000 and $1,250,000 in 2000, 1999 and 1998, respectively
(including payment of expenses incurred by the plan).

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

 2000 M / I S C H O T T E N S T E I N H O M E S, I N C. A N N U A L R E P O R T
                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

         IMPACT OF NEW ACCOUNTING STANDARDS. In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement as amended and interpreted will be effective for the Company's fiscal 2001 first quarter financial statements. In January 2001 the Company recorded a cumulative transition adjustment of approximately $2,700,000 (net of taxes of $1,600,000) to earnings, primarily related to the recognition of certain loan commitments and forward of sales mortgage backed securities as derivative instruments.

         DEFERRED STOCK PLANS. Effective November 1, 1998, the Company adopted a non-qualified deferred compensation stock plan (the "Executives' Deferred Compensation Plan"). The purpose of the Executives' Deferred Compensation Plan (the "Plan") is to provide an opportunity for certain eligible employees of the Company to defer a portion of their compensation and to invest in the Company's common stock. Compensation expense recorded related to the Plan was $624,000, $661,000 and $1,111,000 in 2000, 1999 and 1998, respectively.
         In 1997, the Company adopted the Director Deferred Compensation Plan to provide its directors with an opportunity to defer their director compensation and to invest in the Company's common stock.

         RECLASSIFICATIONS. Certain amounts in the 1998 and 1999 consolidated financial statements have been reclassified to conform with the 2000 presentation.

2. TRANSACTIONS WITH RELATED PARTIES

         Related parties are entities owned by, or partially owned by, certain shareholders of the Company or joint ventures and limited liability companies (see Note 4) in which investments by the Company are accounted for by the equity method.
         On March 17, 1997 and August 1, 1997, the Company purchased 500,000 and 702,439 shares, respectively, of the Company's common stock from the Melvin L. Schottenstein family interests and trusts at an average per share price of $11.85. These shares were held as treasury shares by the Company until they were sold to the public on May 5, 1998.
         The Company paid rent of $849,000 in 1998 to a limited liability company in which the Company owned a 1/3 interest. The Company purchased the remaining 2/3 interest in 1998.

3. RECEIVABLES

Receivables consist of the following:

(Dollars in thousands)                                           2000                     1999
----------------------------------------------------------------------------------------------
Mortgage loans to be funded                                     $47,362                 $36,764
Accounts receivable                                               2,597                   3,224
-----------------------------------------------------------------------------------------------
Total receivables                                               $49,959                 $39,988
-----------------------------------------------------------------------------------------------

         Mortgage loans to be funded relate to houses sold and closed prior to December 31, which were subsequently funded by unrelated lending institutions.

4. INVESTMENT IN UNCONSOLIDATED JOINT VENTURES AND LIMITED LIABILITY COMPANIES

         At December 31, 2000, the Company had interests varying from 33% to 50% in joint ventures and limited liability companies that engage in land development activities. These interests are recorded using the equity method of accounting.
         The Company receives its percentage interest of profits or its percentage interest of the lots developed in the form of a capital distribution. The Company received distributions of $20,225,000, $18,986,000 and $17,360,000 in developed lots at cost in 2000, 1999 and 1998, respectively, and purchased lots totaling $107,000, $187,000 and $533,000 in 2000, 1999 and 1998 from the joint ventures and limited liability companies.

 2000 M / I S C H O T T E N S T E I N H O M E S, I N C. A N N U A L R E P O R T
                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

         Summarized condensed combined financial information for the joint ventures and limited liability companies, which is included in the homebuilding segment, as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 is as follows:

SUMMARIZED CONDENSED COMBINED BALANCE SHEETS

                                                                            December 31,
(Dollars in thousands)                                                2000                1999
----------------------------------------------------------------------------------------------
Assets:
     Single-family lots, land and
       land development costs                                       $53,656             $47,505
     Other assets                                                       805                 970
-----------------------------------------------------------------------------------------------
Total                                                               $54,461             $48,475
-----------------------------------------------------------------------------------------------
Liabilities:
     Debt                                                           $     -             $    93
     Other liabilities                                                5,666               5,549
-----------------------------------------------------------------------------------------------
Total liabilities                                                     5,666               5,642
Partners' equity:
     Company's equity                                                21,312              19,143
     Other                                                           27,483              23,690
-----------------------------------------------------------------------------------------------
Total Partners' equity                                               48,795              42,833
-----------------------------------------------------------------------------------------------
Total                                                               $54,461             $48,475
-----------------------------------------------------------------------------------------------

SUMMARIZED CONDENSED COMBINED STATEMENTS OF OPERATIONS

                                                                   Year Ended December 31,
(Dollars in thousands)                                        2000            1999         1998
-----------------------------------------------------------------------------------------------
Revenue                                                      $ 161          $  168        $ 604
Costs and expenses                                             420             450          682
-----------------------------------------------------------------------------------------------
Loss                                                         $(259)          $(282)        $(78)
------------------------------------------------------------------------------------------------

         Included in the Company's investment in joint ventures and limited liability companies at December 31, 2000 and 1999 is $427,000 and $482,000, respectively, of capitalized interest and other costs. Letters of credit totaling approximately $5,220,000 are outstanding at December 31, 2000 and serve as completion bonds for joint venture and limited liability company development work in progress.
         The Company owns a 49.9% interest in two title insurance agencies and accounts for these investments under the equity method of accounting. The total of these investments was approximately $10,000 at December 31, 2000 and 1999. Approximately $1,884,000, $1,785,000 and $1,573,000 of title insurance premiums and closing fees were paid to these agencies in 2000, 1999 and 1998, respectively.

5.  NOTES PAYABLE BANKS

         On August 23, 2000, the Company entered into a new bank loan agreement with its lenders. The new agreement increased the amount of available credit to $280.0 million, extended the terms of the loan by one year, added one additional lender and made certain minor modifications to the covenants. The remaining terms of the agreement remain substantially the same as those in the agreement that it replaced.
         At December 31, 2000, the Company's homebuilding operations had revolving credit loans of $115.8 million and letters of credit totaling $30.1 million outstanding under a loan agreement with ten banks. Borrowings under the loan agreement are at LIBOR plus a margin and are primarily unsecured. This agreement provides for total borrowing availability not to exceed the lesser of $280,000,000 under the revolving credit agreement and $35,000,000 in the form of letters of credit; or the Company's borrowing base, which is calculated based on specified percentages of certain types of assets held by the Company as of each month end. The revolving credit facility and letter of credit commitment expire September 30, 2004. The loan agreement contains covenants that require the Company, among other things, to maintain minimum net worth and working capital amounts and to

 2000 M / I S C H O T T E N S T E I N H O M E S, I N C. A N N U A L R E P O R T
                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

maintain certain financial ratios. This agreement also places limitations on the amount of additional indebtedness that may be incurred by the Company, on the acquisition of undeveloped land, on dividends that may be paid and on the aggregate cost of certain types of inventory the Company can hold at any one time. At December 31, 2000, approximately $2,153,000 of retained earnings was available for cash dividends and repurchases of the Company's stock under the terms of the loan agreement.
         At December 31, 2000, $26,700,000 was outstanding under a revolving loan agreement with a bank pursuant to which the Company was permitted to borrow up to $30,000,000 to finance mortgage loans initially funded by M/I Financial for customers of the Company and a limited amount for loans to others. This agreement limits the borrowings based on the aggregate face amount of the mortgages and contains restrictive covenants requiring M/I Financial to maintain minimum net worth and certain minimum financial ratios. Under the M/I Financial loan agreement, interest is calculated at LIBOR plus a margin. The agreement terminates on June 22, 2001, at which time, the Company expects to enter into a new loan agreement.
         At December 31, 2000, the Company had $167,500,000 of unused borrowing availability under its loan agreements. The weighted average interest rate of the Company's total bank borrowings was 8.3%, 7.5%, and 7.8% at December 31, 2000, 1999 and 1998, respectively.
         The Company has entered into three $25 million interest rate SWAP agreements with fixed interest rates ranging from 6.25% to 6.40%. Expiration dates for these agreements range from February 2003 to September 2003.

6.  MORTGAGE NOTES PAYABLE

         Mortgage notes payable of $16,719,000 and $14,675,000 at December 31, 2000 and 1999, respectively, represent mortgages collateralized by a building and land and lots (book value of $22,194,000 and $21,583,000 at December 31, 2000 and 1999, respectively). At December 31, 2000, future principle payments under these mortgages are as follows: 2001 - $7,357,000; 2002 - $1,630,000; 2003
- $174,000, 2004 - $189,000; 2005 - $204,000 and $7,165,000 thereafter.

                                                                   DECEMBER 31, 2000
                                                     --------------------------------------------
                                                                    INTEREST            MATURITY
(Dollars in thousands)                              AMOUNT            RATE                DATE
----------------------------------------------------------------------------------------------
Building                                             $ 8,041           8.117%            4/1/17
Land and lots                                          8,678         5.77%-10.00%       8/30/02
-----------------------------------------------------------------------------------------------
Total                                                $16,719                 -                -
-----------------------------------------------------------------------------------------------

                                                                   December 31, 1999
                                                     --------------------------------------------
                                                                     Interest          Maturity
(Dollars in thousands)                               Amount            Rate              Date
-----------------------------------------------------------------------------------------------
Building                                             $ 8,177           8.117%            4/1/17
Land and lots                                          6,498         5.77%-10.00%       8/30/02
-----------------------------------------------------------------------------------------------
Total                                                $14,675                 -                -
-----------------------------------------------------------------------------------------------

7.  SUBORDINATED NOTES

         In August 1997, the Company issued $50,000,000 of Senior Subordinated Notes. The Senior Subordinated Notes bear interest at a fixed rate of 9.51% and mature August 29, 2004. The Senior Subordinated Notes contain covenants that include restrictions on the incurrence of additional debt, stock repurchases and the payment of dividends similar to those under the Company's bank loan agreement (see Note 5).

 2000 M / I S C H O T T E N S T E I N H O M E S, I N C. A N N U A L R E P O R T
                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

8.  LEASE COMMITMENTS

         The Company leases various office facilities, automobiles, model furnishings, and model homes under operating leases with remaining terms of 1 to 4 years. At December 31, 2000, the future minimum rental commitments, totaling $7,341,000 under non-cancelable operating leases with initial terms in excess of one year are as follows: 2001 - $4,783,000; 2002 - $1,975,000; 2003 - $544,000;
2004 - $39,000.
         The Company's total rental expense was $7,594,000, $6,608,000 and $7,056,000 for 2000, 1999 and 1998, respectively.

9.  PREFERRED STOCK

         The Articles of Incorporation authorize the issuance of 2,000,000 shares of preferred stock, par value $.01 per share. The Board of Directors of the Company is authorized, without further shareholder action, to divide any or all shares of the authorized preferred stock into series and to fix and determine the designations, preferences and relative, participating, optional or other special rights (excluding voting rights) and qualifications, limitations or restrictions thereon, of any series so established, including dividend
7 rights, liquidation preferences, redemption rights and conversion privileges.

10.  SUBSEQUENT EVENTS

         On November 15, 2000 and February 13, 2001, the Board of Directors approved a $0.05 per share cash dividend payable to shareholders of record of its common stock on January 2 and April 2, 2001, payable on January 23 and April 20, 2001.
         From January 1, 2001 through February 16, 2001, the Company did not purchase any shares of outstanding common stock.

11.  STOCK INCENTIVE PLAN

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

                                                                                     Weighted
                                                                 Option Price      Avg. Exercise
                                                 Shares            Per Share           Price
-----------------------------------------------------------------------------------------------
Options outstanding at December 31, 1997        221,200          $6.75-$16.13            $11.33
   Granted                                       46,100                 22.75             22.75
   Exercised                                    (15,500)           6.75-16.13             11.93
   Forfeited                                     (6,050)           6.75-22.75             12.15
-----------------------------------------------------------------------------------------------
Options outstanding at December 31, 1998        245,750          $6.75-$22.75            $13.41
   Granted                                       51,950                 18.56             18.56
   Exercised                                    (12,100)           6.75-16.13             11.75
   Forfeited                                     (7,900)           6.75-22.75             16.08
-----------------------------------------------------------------------------------------------
Options outstanding at December 31, 1999        277,700          $6.75-$22.75            $14.37
   Granted                                       75,350                 13.38             13.38
   Exercised                                    (36,300)           6.75-18.56             11.40
   Forfeited                                    (19,850)          10.63-22.75             16.28
-----------------------------------------------------------------------------------------------
Options outstanding at December 31, 2000        296,900          $6.75-$22.75            $14.35
-----------------------------------------------------------------------------------------------

 2000 M / I S C H O T T E N S T E I N H O M E S, I N C. A N N U A L R E P O R T
                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

                                                                                       Weighted
                                                                 Option Price       Avg. Exercise
Options exercisable at:                          Shares            Per Share             Price
----------------------------------------------------------------------------------------------------
   December 31, 1998                             88,980         $  6.75-10.88
                                                 71,270           16.13-22.75
                                                -------
     Total                                      160,250                                  $12.40
----------------------------------------------------------------------------------------------------
   December 31, 1999                            108,070         $  6.75-10.88
                                                 83,830           16.13-22.75
                                                -------
     Total                                      191,900                                  $12.76
----------------------------------------------------------------------------------------------------
   December 31, 2000                             96,490         $  6.75-10.88
                                                 58,470           13.38-16.13
                                                 40,840           18.56-22.75
                                                 ------
     Total                                      195,800                                  $13.48
----------------------------------------------------------------------------------------------------

         At December 31, 2000, options outstanding have a weighted average remaining contractual life of 6.3 years.
         In February 2001, the Company granted options for an additional 115,500 shares with the same terms as the previous awards, at a price of $32.75 which represents the market value at the date of grant.
         As required under SFAS 123, the fair value of each option grant was estimated on the date of grant. The Company used the binomial option pricing model with the following assumptions used for grants in 2000: expected volatility of 29.54%; risk-free interest rate of 5.11%; dividend rate of 0.28%; and an expected life of 6 years. The Company used the Black-Scholes option-pricing model with the following assumptions used for grants in 1999: expected volatility of 33.25%; risk-free interest rate of 6.50%; dividend rate of 0.26%; and an expected life of 6 years, for grants in 1998: expected volatility of 35.82%; risk-free interest rate of 7.00%; dividend rate of 0.22%; and an expected life of 4 years. Based on these calculations, the fair value of the stock options at the date of grant were immaterial to the Company's financial statements for 2000, 1999 and 1998.

12.  INCOME TAXES

The provision for income taxes consists of the following:

(Dollars in thousands)                              2000              1999                1998
----------------------------------------------------------------------------------------------
Federal                                            $23,781          $23,046             $15,897
State and local                                      4,339            4,123               3,005
-----------------------------------------------------------------------------------------------
   Total                                           $28,120          $27,169             $18,902
-----------------------------------------------------------------------------------------------

         Reconciliations of the differences between income taxes computed at federal statutory tax rates and consolidated provision for income taxes are as follows:

(Dollars in thousands)                              2000              1999                1998
----------------------------------------------------------------------------------------------
Federal taxes at statutory rate                    $25,397          $24,073             $16,294
State and local taxes - net of federal tax benefit   2,820            2,680               2,277
Other                                                  (97)             416                 331
-----------------------------------------------------------------------------------------------
   Total                                           $28,120          $27,169             $18,902
-----------------------------------------------------------------------------------------------

 2000 M / I S C H O T T E N S T E I N H O M E S, I N C. A N N U A L R E P O R T
                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

       The tax effects of the significant temporary differences which comprise the deferred tax assets and liabilities at December 31, 2000 and 1999 are as follows:

(Dollars in thousands)                                                 2000                1999
-----------------------------------------------------------------------------------------------
Deferred tax assets:
Warranty, insurance and other reserves                             $  5,667            $  4,095
Inventory reserve                                                     2,937               2,888
Inventories                                                           1,207               1,183
State taxes                                                             702                 455
Deferred charges                                                        466                   -
Other                                                                     -                 999
-----------------------------------------------------------------------------------------------
Total deferred tax assets                                            10,979               9,620
-----------------------------------------------------------------------------------------------
Deferred tax liabilities:
Depreciation                                                          1,351               1,249
Prepaid expenses and deferred charges                                   558               2,278
Other                                                                    38                   -
-----------------------------------------------------------------------------------------------
Total deferred tax liabilities                                        1,947               3,527
-----------------------------------------------------------------------------------------------
Net deferred tax asset                                             $  9,032            $  6,093
-----------------------------------------------------------------------------------------------


13.  FINANCIAL INSTRUMENTS

         M/I Financial offers fixed and adjustable rate mortgage loans, primarily to buyers of the Company's homes. At December 31, 2000, M/I Financial is committed to fund $133,255,000 in mortgage loans to home buyers. Of this total, approximately $124,737,000 are fixed rate loans and $8,518,000 are adjustable rate loan commitments. The loans are granted at current market interest rates which are guaranteed through the transfer of the title of the home to the buyer. M/I Financial uses hedging methods to reduce its exposure to interest rate fluctuations between the lock date of the loan and the time the home closes. The method to be used is determined at the time of the loan lock based on the market conditions and alternatives available. M/I Financial's policy requires that there be no interest rate risk on loans closed and waiting to be sold. Also according to policy, the pipeline of committed loans is to be hedged at a minimum of 70% of the committed balance.
         One of the methods that M/I Financial uses to hedge the interest rate risk relative to unclosed loans is to purchase commitments from outside investors to acquire the loans at the interest rate at which the loan will be closed. The cost, if any, of these purchase commitments is recorded as an asset and is expensed as loans are closed under the related commitments. Any remaining unused balance is expensed when the commitment expires, or earlier if the Company determines that they will be unable to use the entire commitment prior to its expiration date. The Company expended $59,000, $354,000 and $93,000 in 2000, 1999 and 1998, respectively, related to purchase commitments from outside investors to acquire mortgage loans. At December 31, 2000, the Company had approximately $15,279,000 of commitments to deliver mortgage loans to outside investors.
         The Company also hedges its interest rate risk using optional and mandatory forward sales of mortgage-backed securities. In these agreements, the Company agrees to sell and later agrees to buy similar but not identical mortgage-backed securities. The Company also has the option of delivering these securities. Generally, the agreements are fixed-coupon agreements whereby the interest rate and maturity date of both transactions are approximately the same and are established to correspond with the closing of the fixed interest rate mortgage loan commitments of the Company. The difference between the two values of the mortgage-backed securities in the agreements at settlement provide hedge on the interest rate risk exposure in the mortgage loan commitments and is included in the gain or loss of the sale of the loans to third party investors. At December 31, 2000, these agreements matured within 90 to 120 days. Securities under forward sales agreements averaged approximately $142,400,000 during 2000 and the maximum amount outstanding at any month end during 2000 was $152,000,000. Hedging gains of $3,884,000 were deferred at year end as the mortgage loans and commitment contracts qualified for hedge accounting.
         To reduce the credit risk associated with accounting losses, which would be recognized if counterparties failed completely to perform as contracted, the Company limits the entities that

 2000 M / I S C H O T T E N S T E I N H O M E S, I N C. A N N U A L R E P O R T
                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

management can enter into a commitment with to the primary dealers in the market. The risk of accounting loss is the difference between the market rate at the time a counterparty fails and the rate the Company committed to for the mortgage loans and any purchase commitments recorded with the counterparty.

         The following table presents the carrying amounts and fair values of the Company's financial instruments and the fair value of the Company's unrecognized financial instruments at December 31, 2000 and 1999. SFAS 107, "Disclosures about Fair Value of Financial Instruments", defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

                                             2000                                1999
                                 ---------------------------         ---------------------------
                                  CARRYING          FAIR              Carrying            Fair
(Dollars in thousands)             AMOUNT           VALUE              Amount             Value
------------------------------------------------------------------------------------------------
Assets:
   Cash, including
     cash in escrow              $  10,265       $  10,265           $  6,493         $   6,493
   Mortgage loans
     to be funded                   47,362          49,139             36,764            36,772
   Accounts receivable               2,597           2,597              3,224             3,224
Liabilities:
   Notes payable banks           $ 142,500       $ 142,500           $147,400         $ 147,400
   Mortgage notes payable           16,719          16,719             14,675            14,675
   Subordinated notes               50,000          50,000             50,000            50,000
   Accounts payable                 67,344          67,344             63,198            63,198
   Other liabilities                62,190          62,190             55,777            55,777
Unrecognized Financial Instruments:
   Letters of credit                     -       $     408                  -         $     430
   Commitments to
     extend real estate loans            -           5,280                  -             7,111
   Forward sale of
     mortgage-backed securities          -            (908)                 -             1,228
   Interest rate swap agreements         -              92                  -               274

         The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at December 31, 2000 and 1999:

         CASH, ACCOUNTS RECEIVABLE, ACCOUNTS PAYABLE AND OTHER LIABILITIES. The carrying amounts of these items are a reasonable estimate of their fair value.

         MORTGAGE LOANS TO BE FUNDED. The estimated fair value of mortgage loans to be funded at December 31, 2000 and 1999 includes the estimated gains and servicing rights which will be realized when the loans are sold. The estimated fair value was determined based on market quotes at December 31, 2000 and 1999.

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

         SUBORDINATED NOTES. The estimated fair value was determined based upon market quotes at December 31, 2000 and 1999.

 2000 M / I S C H O T T E N S T E I N H O M E S, I N C. A N N U A L R E P O R T
                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

         LETTERS OF CREDIT. Letters of credit and outstanding completion bonds of $44,900,000 and $48,530,000 represent potential commitments at December 31, 2000 and 1999. The letters of credit generally expire within one to two years. The estimated fair value of letters of credit was determined using fees currently charged for similar arrangements.

         COMMITMENTS TO EXTEND REAL ESTATE LOANS, FORWARD SALE OF
MORTGAGE-BACKED SECURITIES AND INTEREST RATE SWAP AGREEMENTS. The fair value of these financial instruments was determined based upon market quotes at December 31, 2000 and 1999

14.  COMMITMENTS AND CONTINGENCIES

         At December 31, 2000, the Company had sales agreements outstanding, some of which have contingencies for financing approval, to deliver 2,111 homes with an aggregate sales price of approximately $492,000,000 million. At December 31, 2000, the Company had options and contingent purchase contracts to acquire land and developed lots with an aggregate purchase price of approximately $132,000,000. Purchase of properties is contingent upon satisfaction of certain requirements by the Company and the sellers.
         At December 31, 2000, the Company had outstanding approximately $44,900,000 of completion bonds and standby letters of credit, which serve as completion bonds for development work in progress, deposits on land and lot purchase contracts and miscellaneous deposits.
         The Company is involved from time to time in routine litigation. Management does not believe that the ultimate resolution of this litigation will be material to the consolidated financial statements of the Company.

15.  BUSINESS SEGMENTS

         The business segment information for 2000, 1999 and 1998 included on page 23 of the annual report is an integral part of these consolidated financial statements.

 2000 M / I S C H O T T E N S T E I N H O M E S, I N C. A N N U A L R E P O R T
                        Stock Market Prices and Dividends
--------------------------------------------------------------------------------

         The Company's common stock is traded on the New York Stock Exchange under the symbol "MHO". As of January 31, 2001, there were approximately 260 record holders of the Company's common stock. At that time there were 8,813,061 shares issued and 7,494,167 shares outstanding. The table below presents the highest and lowest prices for the Company's common stock during each of the quarters presented:

    2000                                                               HIGH              LOW
----------------------------------------------------------------------------------------------
First quarter                                                        $15.88            $12.75
Second quarter                                                        17.50             14.88
Third quarter                                                         21.50             15.81
Fourth quarter                                                        25.50             18.94


    1999                                                               HIGH              LOW
----------------------------------------------------------------------------------------------
First quarter                                                        $22.25            $16.63
Second quarter                                                        22.00             17.63
Third quarter                                                         20.13             16.50
Fourth quarter                                                        18.19             13.13


       The highest and lowest prices for the Company's common stock from January 1, 2001 through February 16, 2001 were $33.74 and $24.13.

         On November 15, 2000 and February 13, 2001, the Board of Directors approved cash dividends of $.05 per share, payable to stockholders of record of its common stock on January 2 and April 2, 2001, payable on January 23 and April 20, 2001. The Company's loan agreement and Subordinated Notes place limits on dividends (see Notes 5 and 7 to the consolidated financial statements).

EXECUTIVE OFFICERS
-----------------------------------
IRVING E. SCHOTTENSTEIN
     Chairman and
     Chief Executive Officer

ROBERT H. SCHOTTENSTEIN
     President

STEVEN SCHOTTENSTEIN
     Chief Operating Officer

PHILLIP G. CREEK
     Senior Vice President,
     Chief Financial Officer and
     Treasurer

OTHER KEY OFFICERS
-----------------------------------
PAUL S. COPPEL
     President Land Operations and
     General Counsel

JAMES B. FELDMAN
     Regional President

PAUL S. ROSEN
     Senior Vice President

LLOYD T. SIMPSON
     Regional President

DIRECTORS
-----------------------------------
IRVING E. SCHOTTENSTEIN (1*, 2)
     Chairman of the Board and
     Chief Executive Officer

KERRII B. ANDERSON (1, 2, 3)
     Executive Vice President and
     Chief Financial Officer,
     Wendy's International

FRIEDRICH K.M. BOHM (2, 3, 4*)
     Managing Partner and
     Chief Executive Officer,
     NBBJ

THOMAS D. IGOE (2, 3*, 4)
     Retired Senior Vice President,
     Bank One NA

JEFFREY H. MIRO (2, 4)
     Chairman,
     Miro, Weiner and Kramer

ROBERT H. SCHOTTENSTEIN (1, 2)
     President

STEVEN SCHOTTENSTEIN (1, 2)
     Chief Operating Officer

DIRECTORS (CONTINUED)
-----------------------------------
LEWIS R. SMOOT, SR. (1, 2, 3, 4)
     President and
     Chief Executive Officer,
     The Smoot Corporation

NORMAN L. TRAEGER (2*, 3, 4)
     President,
     The Discovery Group


(1) Executive Committee
(2) Compensation Committee
(3) Audit Committee
(4) Executive Officer Compensation
    Committee
* Chairman

CORPORATE INFORMATION
-----------------------------------
CORPORATE HEADQUARTERS
     3 Easton Oval
     Columbus, Ohio 43219
     www.mihomes.com

STOCK EXCHANGE LISTING
     New York Stock Exchange (MHO)

TRANSFER AGENT AND REGISTRAR
     EquiServe
     P.O. Box 8040
     Boston, Massachusetts 02266-8040
     www.equiserve.com

INDEPENDENT ACCOUNTANTS
     Deloitte & Touche LLP
     Columbus, Ohio

ANNUAL MEETING
     The Annual Meeting of Shareholders will be held at 9:00 A.M. on April 19, 2001, at the offices of the Company, 3 Easton Oval,
     Columbus, Ohio

FORM 10-K
     Shareholders may receive a copy of the
     Company's annual report to the Securities and Exchange Commission on Form 10-K without charge by writing to:

     Investor Relations
     M/I Schottenstein Homes, Inc.
     3 Easton Oval
     Suite 500
     Columbus, OH 43219