Form 10-K, Exhibit 13
period 2002-12-31
M I SCHOTTENSTEIN HOMES INC
filed 2003-03-31
CIK 799292

                                                                               .
                                                                               .
                                                                               .
                                                                      EXHIBIT 13

                2002 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                      Selected Consolidated Financial Data

------------------------------------------------------------------------------------------------------------------

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

(Dollars in thousands, except per share amounts)        2002        2001      2000        1999       1998
------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT (YEAR ENDED DECEMBER 31):

Revenue                                             $1,033,025  $  976,766   $ 935,039  $  852,445  $  739,613

Gross margin                                        $  249,273  $  221,554   $ 198,972  $  184,570  $  151,114

Income before cumulative effect of change in
    accounting principle                            $   66,612  $   52,601   $  44,444  $   41,611  $   27,651

Cumulative effect of change in accounting
    principle - net of income taxes                          -  $    2,681           -           -           -

Net income                                          $   66,612  $   55,282   $  44,444  $   41,611  $   27,651

Net income per common share before cumulative
   effect of change in accounting principle:
   Basic                                            $     4.41  $     3.49  $     2.82  $     2.38  $     1.65
   Diluted                                          $     4.30  $     3.39  $     2.76  $     2.34  $     1.63

Net income per common share:
   Basic                                            $     4.41  $     3.66  $     2.82  $     2.38  $     1.65
   Diluted                                          $     4.30  $     3.56  $     2.76  $     2.34  $     1.63

Weighted average common shares outstanding:
   Basic                                            15,104,456  15,091,854  15,766,730  17,523,644  16,785,120
   Diluted                                          15,505,326  15,529,844  16,112,222  17,766,378  16,975,744

Dividends per common share                          $     0.10  $     0.10  $     0.10  $     0.10  $    0.075

BALANCE SHEET (DECEMBER 31):

Total assets                                        $  578,458  $  612,110  $  567,642  $  531,562  $  427,147

Notes and mortgage notes payable                    $   41,458  $  144,227  $  159,219  $  162,075  $  105,293

Subordinated notes                                  $   50,000  $   50,000  $   50,000  $   50,000  $   50,000

Shareholders' equity                                $  339,729  $  279,891  $  228,889  $  200,512  $  166,640
-------------------------------------------------------------------------------------------------------------------

Shares outstanding and per share data for prior periods have been adjusted for the 2-for-1 stock split effective June 19, 2002.

                2002 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
          Selected Consolidated Quarterly Financial and Operating Data

-------------------------------------------------------------------------------------------------------------------
M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

                                                                         THREE MONTHS ENDED
                                                      -------------------------------------------------------------
                                                          DECEMBER 31,    SEPTEMBER 30,  JUNE 30,    MARCH 31,
(Dollars in thousands, except per share amounts)              2002            2002         2002        2002
-------------------------------------------------------------------------------------------------------------------
New contracts, net                                             907           1,059          1,081         1,083
Homes delivered                                              1,187           1,067          1,040           846
Backlog at end of period                                     2,321           2,601          2,609         2,568
Revenue                                                 $  297,515      $  261,509     $  258,439    $  215,562
Gross margin                                            $   68,480      $   64,392     $   62,467    $   53,934
Net income                                              $   15,894      $   17,901     $   16,898    $   15,919
Net income per common share:
    Basic                                               $     1.05      $     1.18     $     1.12    $     1.06
    Diluted                                             $     1.03      $     1.15     $     1.09    $     1.03
Weighted average common shares outstanding:
    Basic                                               15,074,651      15,168,259     15,141,925    15,031,816
    Diluted                                             15,411,328      15,529,849     15,523,667    15,498,538
Dividends per common share                              $    0.025      $    0.025     $    0.025    $    0.025
------------------------------------------------------------------------------------------------------------------


                                                                         Three Months Ended
                                                 -------------------------------------------------------------
                                                          December 31,    September 30,  June 30,    March 31,
(Dollars in thousands, except per share amounts)              2001            2001         2001        2001
--------------------------------------------------------------------------------------------------------------
New contracts, net                                             951             906        1,214          1,376
Homes delivered                                              1,303           1,167          980            777
Backlog at end of period                                     2,331           2,683        2,944          2,710
Revenue                                                 $  309,400      $  266,834   $  222,377     $  178,155
Gross margin                                            $   69,133      $   59,566   $   52,122     $   40,733
Income before cumulative effect of change
    in accounting principle                             $   14,765      $   15,012   $   13,261     $    9,563
Cumulative effect of change in accounting
    principle - net of income taxes                              -               -            -     $    2,681
Net income                                              $   14,765      $   15,012   $   13,261     $   12,244
Net income per common share before cumulative
    effect of change in accounting principle:
    Basic                                               $     0.99      $     0.99   $     0.87     $     0.64
    Diluted                                             $     0.96      $     0.96   $     0.85     $     0.62
Net income per common share:
    Basic                                               $     0.99      $     0.99   $     0.87     $     0.82
    Diluted                                             $     0.96      $     0.96   $     0.85     $     0.79
Weighted average common shares outstanding:
    Basic                                               14,921,720      15,224,248   15,194,162     15,026,992
    Diluted                                             15,422,662      15,711,666   15,665,218     15,511,980
Dividends per common share                              $    0.025      $    0.025   $    0.025     $    0.025
--------------------------------------------------------------------------------------------------------------

                2002 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                               Segment Information
--------------------------------------------------------------------------------

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

     Our reportable segments are strategic business units that offer different products and services. The business segments are defined as homebuilding and financial services. The homebuilding operations include the development and sale of land and the construction and sale of single-family attached and detached homes. The homebuilding segment includes similar operations in several geographic regions which have been aggregated for segment reporting purposes. The financial services operations include the origination of mortgage loans and title services for purchasers of our homes. The loans and servicing rights are sold to outside mortgage lenders.
     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intersegment revenue represents the elimination of revenue included in financial services revenue for fees paid by the homebuilding operations to lock in interest rates. Fees paid by the homebuilding segment to the financial services segment were at market prices for the services provided. Unallocated income before income taxes includes interest and intercompany profits from other segments. Unallocated expenses include salaries and other administrative expenses which are not identifiable with a specific segment. Unallocated assets consist primarily of cash, deferred taxes and other assets not associated with a specific business segment.


                                                                             Year Ended December 31,
                                                               ----------------------------------------------------
(In thousands)                                                     2002               2001              2000
-------------------------------------------------------------------------------------------------------------------
Revenue:
    Homebuilding                                              $1,015,162            $959,295         $920,059
    Financial services                                            23,812              22,241           19,656
    Intersegment                                                  (5,949)             (4,770)          (4,676)
-------------------------------------------------------------------------------------------------------------------
Total Revenue                                                 $1,033,025            $976,766         $935,039
-------------------------------------------------------------------------------------------------------------------
Depreciation and Amortization:
    Homebuilding                                              $    2,023            $  1,455         $  1,604
    Financial services                                               101                 113              126
    Unallocated amounts                                              115                 441              393
-------------------------------------------------------------------------------------------------------------------
Total Depreciation and Amortization                           $    2,239            $  2,009         $  2,123
-------------------------------------------------------------------------------------------------------------------
Interest Expense:
    Homebuilding                                              $   13,362            $ 15,642         $ 18,098
    Financial services                                               448                 526              256
    Unallocated amounts                                                -                   -                -
-------------------------------------------------------------------------------------------------------------------
Total Interest Expense                                        $   13,810            $ 16,168         $ 18,354
-------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes:
    Homebuilding                                              $   81,920            $ 66,157         $ 52,440
    Financial services                                            15,590              13,872           12,535
Unallocated amounts                                               11,690               5,013            7,589
-------------------------------------------------------------------------------------------------------------------
Total Income Before Income Taxes                              $  109,200            $ 85,042         $ 72,564
-------------------------------------------------------------------------------------------------------------------
Income Taxes:
    Homebuilding                                              $   30,818            $ 25,690         $ 20,413
    Financial services                                             6,080               5,291            4,635
    Unallocated amounts                                            5,690               1,460            3,072
-------------------------------------------------------------------------------------------------------------------
Total Income Taxes                                            $   42,588            $ 32,441         $ 28,120
-------------------------------------------------------------------------------------------------------------------
Assets:
    Homebuilding                                              $  504,802            $537,871         $500,864
    Financial services                                            59,142              54,175           50,586
Unallocated amounts                                               14,514              20,064           16,192
-------------------------------------------------------------------------------------------------------------------
Total Assets                                                  $  578,458            $612,110         $567,642
-------------------------------------------------------------------------------------------------------------------
Capital Expenditures:
    Homebuilding                                              $      540            $ 10,090         $    734
    Financial services                                               251                  77               47
Unallocated amounts                                                   20                  34              129
-------------------------------------------------------------------------------------------------------------------
Total Capital Expenditures                                    $      811            $ 10,201         $    910
-------------------------------------------------------------------------------------------------------------------


                2002 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
        Management's Discussion and Analysis of Financial Condition and
                              Results of Operations
--------------------------------------------------------------------------------

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

RESULTS OF OPERATIONS

CONSOLIDATED

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     REVENUE. Total revenue for 2002 was $1.0 billion, an increase of $56.3 million over 2001. The increase was the result of an increase of $55.9 million in homebuilding revenue and an increase of $1.6 million in financial services revenue. The increase in homebuilding was the result of growth of $42.8 million in housing revenue and $12.1 million in land revenue. Housing revenue increased as a result of a 6.7% increase in the average sales price of Homes Delivered. This was offset by a 2.1% decrease in the number of Homes Delivered. The increase in land revenue was primarily due to an increase in lot sales related to our exit from the Phoenix market. We also experienced increases in land sales in our Cincinnati, Orlando and Washington, D.C. markets. These increases were partially offset by decreases in Columbus and Indianapolis. The increase in financial services revenue was primarily attributable to increases in revenue earned from the sale of loans and increased earnings from title services.

     INCOME BEFORE INCOME TAXES. Income before income taxes increased $24.2 million over 2001. The increase related to both homebuilding and financial services, which experienced increases of $15.8 million and $1.7 million, respectively. The increase in homebuilding income was primarily due to increases in the average sales price of Homes Delivered and housing gross margins. The increase in financial services income was primarily the result of increased income from the sale of loans and the favorable interest rate environment during 2002. The increase in unallocated amounts from 2001 to 2002 was primarily due to certain administrative expenses recognized in 2001 related to exiting the Phoenix market that were not recognized in 2002.
     For the year ended December 31, 2001, the cumulative effect of a change in accounting principle resulted in an increase in income of $2.7 million, net of income taxes. This accounting change was the result of the January 1, 2001 adoption of Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which required us to record the value of interest rate swaps, certain loan commitments and forward sales of mortgage-backed securities at fair value. No such cumulative adjustment was required for the year ended December 31, 2002.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     REVENUE. Total revenue for 2001 was $976.8 million, an increase of $41.7 million over 2000. The increase was the result of an increase of $39.2 million in homebuilding revenue and an increase of $2.6 million in financial services revenue. The increase in homebuilding was the result of growth of $41.2 million in housing revenue offset by a decrease of $1.8 million in land revenue. Housing revenue increased as a result of a 3.9% increase in the number of Homes Delivered. The average sales price of Homes Delivered increased slightly in 2001. The decrease in land revenue was primarily due to a decrease in lot sales to outside homebuilders in the Washington, D.C. market. The increase in financial services revenue occurred as a result of increases in loan origination fees, the average loan amount, revenue earned from the sale of loans, title services and the effect of the adoption of SFAS 133.

                2002 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
        Management's Discussion and Analysis of Financial Condition and
                              Results of Operations
--------------------------------------------------------------------------------

     INCOME BEFORE INCOME TAXES. Income before income taxes increased $12.5 million over 2000. The increase related to both homebuilding and financial services, which experienced increases of $13.7 million and $1.3 million, respectively. The increase in homebuilding income was due to increases in the number of Homes Delivered and the housing gross margin. The increase in financial services income was primarily the result of increased income from the sale of loans due to increases in loan volume and the average loan amount, and the favorable interest rate environment during 2001.
     For the year ended December 31, 2001, the cumulative effect of a change in accounting principle resulted in an increase in income of $2.7 million, net of income taxes. This accounting change was the result of the January 1, 2001 adoption of SFAS 133.

SEASONALITY AND VARIABILITY IN QUARTERLY RESULTS

     We have experienced, and expect to continue to experience, significant seasonality and quarter-to-quarter variability in homebuilding activity levels. In general, Homes Delivered increase substantially in the third and fourth quarters. We believe that this seasonality reflects the tendency of homebuyers to shop for a new home in the spring with the goal of closing in the fall or winter, as well as the scheduling of construction to accommodate seasonal weather conditions. The following tables reflect this cycle for the Company during the four quarters of 2002 and 2001:


                                                    THREE MONTHS ENDED
                               ---------------------------------------------------------
                                    DEC. 31,      SEPT. 30,    JUNE 30,     MARCH 31,
(Dollars in thousands)                2002          2002         2002         2002
----------------------------------------------------------------------------------------
Revenue                             $297,515     $261,509     $258,439     $215,562
Unit data:
   New contracts, net                    907        1,059        1,081        1,083
   Homes delivered                     1,187        1,067        1,040          846
   Backlog at end of period            2,321        2,601        2,609        2,568
----------------------------------------------------------------------------------------



                                                    Three Months Ended
                               ---------------------------------------------------------
                                    Dec. 31,      Sept. 30,    June 30,     March 31,
(Dollars in thousands)                2001          2001         2001         2001
----------------------------------------------------------------------------------------
Revenue                             $309,400     $266,834     $222,377     $178,155
Unit data:
   New contracts, net                    951          906        1,214        1,376
   Homes delivered                     1,303        1,167          980          777
   Backlog at end of period            2,331        2,683        2,944        2,710
----------------------------------------------------------------------------------------


                2002 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
        Management's Discussion and Analysis of Financial Condition and
                              Results of Operations
--------------------------------------------------------------------------------

HOMEBUILDING SEGMENT

The following table sets forth certain information related to our homebuilding segment:


                                                                          Year Ended December 31,
                                                               ------------------------------------------
(Dollars in thousands)                                              2002          2001         2000
---------------------------------------------------------------------------------------------------------
Revenue:
   Housing sales                                               $  984,564      $941,717     $900,507
   Lot and land sales                                              28,542        16,438       18,257
   Other income                                                     2,056         1,140        1,295
---------------------------------------------------------------------------------------------------------
Total revenue                                                  $1,015,162      $959,295     $920,059
---------------------------------------------------------------------------------------------------------
Revenue:
   Housing sales                                                     97.0%         98.2%        97.9%
   Lot and land sales                                                 2.8           1.7          2.0
   Other income                                                       0.2           0.1          0.1
---------------------------------------------------------------------------------------------------------
Total revenue                                                       100.0         100.0        100.0
Land and housing costs                                               78.7          79.3         80.8
---------------------------------------------------------------------------------------------------------
Gross margin                                                         21.3          20.7         19.2
General and administrative expenses                                   2.7           2.8          2.9
Selling expenses                                                      6.4           6.5          6.1
---------------------------------------------------------------------------------------------------------
Operating income                                                     12.2          11.4         10.2
Allocated expenses                                                    4.2           4.5          4.5
---------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                            8.0%          6.9%         5.7%
---------------------------------------------------------------------------------------------------------
OHIO AND INDIANA REGION:
Unit data:
   New contracts, net                                               2,667         2,931        2,481
   Homes delivered                                                  2,730         2,650        2,567
   Backlog at end of period                                         1,523         1,586        1,305
Average sales price of homes in backlog                        $      231      $    219     $    209
Aggregate sales value of homes in backlog                      $  352,000      $348,000     $273,000
Number of active subdivisions                                          85            87           82
---------------------------------------------------------------------------------------------------------
FLORIDA REGION:
Unit data:
   New contracts, net                                                 924           900          850
   Homes delivered                                                    869           906          725
   Backlog at end of period                                           541           486          492
Average sales price of homes in backlog                        $      227      $    213     $    209
Aggregate sales value of homes in backlog                        $123,000      $103,000     $103,000
Number of active subdivisions                                          27            28           28
---------------------------------------------------------------------------------------------------------
NORTH CAROLINA, VIRGINIA AND MARYLAND, AND ARIZONA REGION:
Unit data:
   New contracts, net                                                 539           616          696
   Homes delivered                                                    541           671          778
   Backlog at end of period                                           257           259          314
Average sales price of homes in backlog                        $      356      $    417     $    369
Aggregate sales value of homes in backlog                      $   92,000      $108,000     $116,000
Number of active subdivisions                                          28            30           32
---------------------------------------------------------------------------------------------------------
TOTAL:
Unit data:
   New contracts, net                                               4,130         4,447        4,027
   Homes delivered                                                  4,140         4,227        4,070
   Backlog at end of period                                         2,321         2,331        2,111
Average sales price of homes in backlog                        $      244      $    240     $    233
Aggregate sales value of homes in backlog                      $  567,000      $559,000     $492,000
Number of active subdivisions                                         140           145          142
---------------------------------------------------------------------------------------------------------


                2002 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
        Management's Discussion and Analysis of Financial Condition and
                              Results of Operations
--------------------------------------------------------------------------------

     A home is included in "New Contracts" when our standard sales contract is executed. "Homes Delivered" represents homes for which the closing of the sale has occurred and title has transferred to the buyer. "Backlog" represents homes for which the standard sales contract has been executed, but which are not included in Homes Delivered because closings for these homes have not yet occurred as of the end of the period specified. Most cancellations of contracts for homes in Backlog occur because customers cannot qualify for financing and usually occur prior to the start of construction. Since we arrange financing with guaranteed rates for some of our customers, the incidence of cancellations after the start of construction is low. The cancellation rate for the years ended December 31, 2002, 2001 and 2000 was 21.4%, 22.1% and 18.3%, respectively. Unsold speculative homes, which are in various stages of construction, totaled 125, 105 and 107 at December 31, 2002, 2001 and 2000, respectively.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

     REVENUE. Revenue for the homebuilding segment was $1.0 billion, an increase of 5.8%, or $55.9 million, from 2001 to 2002. This increase was due to a 4.5% increase in housing revenue and a 73.6% increase in land revenue. The increase in housing revenue was due to an increase of 6.7% in the average sales price of Homes Delivered. The average sales price of Homes Delivered increased in all our markets. The number of Homes Delivered decreased by 2.1% from 2001 to 2002. The largest decreases occurred in our Tampa, Charlotte and Phoenix markets. The increase in land revenue of $12.1 million was primarily attributable to lot sales relating to our exit from the Phoenix market. We also experienced increases in land sales in our Cincinnati, Orlando and Washington, D.C. markets that were partially offset by decreases in Columbus and Indianapolis.

     HOME SALES AND BACKLOG. New Contracts recorded in 2002 decreased 7.1% over the prior year. New contracts decreased in the majority of our markets due primarily to economic conditions and fewer subdivisions. The number of New Contracts recorded in future periods will be dependent on numerous factors, including future economic conditions, timing of land acquisitions and development, consumer confidence, number of subdivisions and interest rates available to potential home buyers.
     At December 31, 2002, the total sales value of our Backlog of 2,321 homes was approximately $567 million, representing a 1.4% increase in sales value and a 0.4% decrease in units compared to the levels recorded at December 31, 2001. The average sales price of homes in Backlog increased 1.8% from December 31, 2001, with increases occurring in all of our markets except Raleigh and Washington, D.C.

     GROSS MARGIN. The gross margin for the homebuilding segment was 21.3% for 2002, compared to 20.7% for 2001. The increase consisted of an increase in gross margin from housing sales of $22.4 million, or 11.1%, and an increase in gross margin from land and lot sales of $3.2 million. The increase in housing's gross margin was the result of acquiring and developing lots in premier locations, favorable housing economic conditions including low mortgage rates and improved operating efficiencies. The increase in land and lot sales' gross margin was due primarily to lots sold related to our exit from the Phoenix market. Lot and land gross margins can vary significantly depending on the sales price, the cost of the subdivision and the stage of development in which the sale takes place.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased from $26.7 million in 2001 to $27.1 million in 2002. As a percentage of revenue, general and administrative expenses decreased slightly from 2.8% of revenue in 2001 to 2.7% of revenue in 2002. The increase in dollars was primarily the result of increased incentive compensation due to increased earnings and homeowners' association dues to support our increase in operations.

                2002 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
        Management's Discussion and Analysis of Financial Condition and
                              Results of Operations
--------------------------------------------------------------------------------

     SELLING EXPENSES. Selling expenses increased from $62.5 million, or 6.5% of total revenue, in 2001 to $64.6 million, or 6.4% of total revenue, in 2002. The increase in expense was due to increases in sales commissions paid to outside Realtors and internal salespeople as a result of the increase in the average sales price of Homes Delivered. Advertising expenses also increased slightly.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     REVENUE. Revenue for the homebuilding segment was $959.3 million, an increase of 4.3%, or $39.2 million, from 2000 to 2001. This increase was due to a 4.6% increase in housing revenue offset by a 10.0% decrease in land revenue. The increase in housing revenue was due to an increase of 3.9% in the number of Homes Delivered. Homes Delivered increased in the majority of our markets, but most significantly in Indianapolis, Tampa and Orlando. The average sales price of Homes Delivered increased slightly in 2001 to $223,000. The decrease in land revenue of $1.8 million was primarily attributable to the Washington, D.C. market, where there was a significant decrease in lot sales to outside homebuilders in comparison to 2000.

     HOME SALES AND BACKLOG. New Contracts recorded in 2001 increased 10.4% over the prior year. New contracts increased in the majority of our markets, but most significantly in Columbus, Indianapolis, Orlando and Cincinnati. We believe the increase was primarily attributable to the favorable interest rate environment in 2001.
     At December 31, 2001, the total sales value of our Backlog of 2,331 homes was approximately $559 million, representing a 13.6% increase in sales value and a 10.4% increase in units compared to the levels recorded at December 31, 2000. The average sales price of homes in Backlog increased 3.0% from December 31, 2000, with increases occurring in all of our markets except Cincinnati and Orlando.

     GROSS MARGIN. The gross margin for the homebuilding segment was 20.7% for 2001, compared to 19.2% for 2000. The increase consisted of an increase in gross margin from housing sales of $22.6 million, or 12.6%, offset slightly by a decrease in gross margin from land and lot sales of $2.4 million. The increase in housing's gross margin was the result of improved operating efficiencies. We have also focused on acquiring or developing lots in premier locations to obtain higher margins. The decrease in land and lot sales' gross margin was due primarily to decreased lots sold in our Washington, D.C. market compared to 2000.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased slightly from $26.1 million in 2000 to $26.7 million in 2001. As a percentage of revenue, general and administrative expenses decreased slightly from 2.9% of revenue in 2000 to 2.8% of revenue in 2001.

     SELLING EXPENSES. Selling expenses increased from $56.5 million, or 6.1% of total revenue, in 2000 to $62.5 million, or 6.5% of total revenue, in 2001. The increase in expense was due to increases in sales commissions paid to outside Realtors and internal salespeople as a result of the increase in Homes Delivered. Model expenses also increased slightly.

                2002 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
--------------------------------------------------------------------------------

FINANCIAL SERVICES SEGMENT

The following table sets forth certain information related to our financial services segment:

                                                                                   Year Ended December 31,
                                                                            ------------------------------------
(Dollars in thousands)                                                          2002         2001         2000
----------------------------------------------------------------------------------------------------------------
Number of loans originated                                                     3,388       3,428        3,218

Revenue:
   Loan origination fees                                                     $ 5,890     $ 5,599      $ 5,078
   Sale of loans                                                              10,523       9,995        8,789
   Other                                                                       7,399       6,647        5,789
----------------------------------------------------------------------------------------------------------------
Total Revenue                                                                 23,812      22,241       19,656
General & administrative expenses                                              8,222       8,369        7,121
----------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                                   $15,590     $13,872      $12,535
----------------------------------------------------------------------------------------------------------------


YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

         REVENUE. Revenue for the year ended December 31, 2002 was $23.8 million, a 7.0% increase over the $22.2 million recorded for 2001. Loan origination fees increased 5.1% from 2001 to 2002. The increase was due to an increase in the average loan amount. At December 31, 2002, M/I Financial was operating in eight of our ten markets. In these eight markets, 90% of our Homes Delivered that were financed were through M/I Financial.
         Revenue from the sale of loans increased 5.2% to $10.5 million in 2002. The increase was primarily due to an increase in the average loan amount and a favorable interest rate environment.
         Revenue from other sources increased 11.3% from 2001 to 2002. The increase was primarily due to increased earnings from title services as a result of an increase in the number of loans closed.

         GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the year ended December 31, 2002 were $8.2 million, a 1.7% decrease over 2001. The decrease was a result of various general and administrative expenses decreasing as a result of lower volume.


YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

         REVENUE. Revenue for the year ended December 31, 2001 was $22.2 million, a 13.2% increase over the $19.7 million recorded for 2000. Loan origination fees increased 10.3% from 2000 to 2001. The increase was due to a 6.5% increase in the number of loans originated during 2001 compared to 2000, along with an increase in the average loan amount. At December 31, 2001, M/I Financial was operating in eight of our eleven markets. In these eight markets, 90% of our Homes Delivered that were financed were through M/I Financial.
         Revenue from the sale of loans increased 13.7% to $10.0 million in 2001. The increase was primarily due to a higher volume of mortgages originated during 2001 compared to 2000. The increase was also due to lower interest rates beginning in the fourth quarter of 2000 that resulted in a majority of fixed rate mortgages. We entered into an agreement in late 2000 for the sale of servicing on fixed rate mortgages that locked in favorable servicing released premiums.

                2002 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
--------------------------------------------------------------------------------

         Revenue from other sources increased 14.8% from 2000 to 2001. This increase was primarily due to increased earnings from title services and an increase in loan application revenues.

         GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the year ended December 31, 2001 were $8.4 million, a 17.5% increase over 2000. This was caused primarily by an increase in incentive compensation due to an increase in net income and an increase in loan application expenses.


OTHER OPERATING RESULTS

         CORPORATE GENERAL AND ADMINISTRATIVE EXPENSES. Corporate general and administrative expenses increased to $26.6 million in 2002 from $22.9 million in 2001. As a percentage of total revenue, general and administrative expenses increased from 2.3% to 2.6%.
         Corporate general and administrative expenses increased to $22.9 million in 2001 from $18.7 million in 2000. However, as a percentage of total revenue, general and administrative expenses increased from 2.0% to 2.3%. The increase in expense was the result of various general and administrative expenses increasing as a result of an increase in profitability.

         INTEREST EXPENSE. Homebuilding interest expense for 2002 decreased to $13.4 million from $15.6 million in 2001. Interest expense was lower in 2002 due to a decrease in the average borrowings outstanding and a decrease in capitalized interest of $0.7 million.
         Homebuilding interest expense for 2001 decreased to $15.6 million from $18.1 million in 2000. Interest expense was lower in 2001 due to a decrease in the average borrowings outstanding. Interest expense also decreased due to a decrease in the weighted average interest rate. This was offset by an increase in capitalized interest of $1.9 million.

         INCOME TAXES. The effective tax rate increased from 38.2% to 39.0% from 2001 to 2002. The increase is primarily attributed to higher state taxes in 2002.
       The effective tax rate decreased from 38.8% to 38.2% from 2000 to 2001. The decrease is primarily attributed to lower state taxes in 2001.


CRITICAL ACCOUNTING POLICIES

         The preparation of financial statements in conformity with accounting policies generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. On an ongoing basis, management evaluates such estimates and judgments and makes adjustments as deemed necessary. Actual results could differ from these estimates using different estimates and assumptions, or if conditions are significantly different in the future. Listed below are those policies that we believe are critical and require the use of complex judgment in their application.

                2002 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
--------------------------------------------------------------------------------

         INVENTORIES: Inventories are recorded at cost which is not in excess of net realizable value. In addition to the costs of direct land acquisition, land development and home construction, inventory costs include capitalized interest, real estate taxes and indirect costs incurred during development and home construction. Those costs, other than capitalized interest, are charged to cost of sales as housing sales are closed. Capitalized interest is included in interest expense when the respective housing sales are closed. We assess these assets for recoverability in accordance with the provisions of SFAS 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. These evaluations for impairment are significantly impacted by estimates of revenues, costs and expenses and other factors. If these assets are considered to be impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

         REVENUE RECOGNITION: Revenue from the sale of a home is recognized when the closing has occurred and the risk of ownership is transferred to the buyer. All associated homebuilding costs are charged to costs of sales in the period when the revenues from home closings are recognized. Homebuilding costs include land and land development costs, home construction costs (including an estimate of the costs to complete home construction), previously capitalized indirect costs and estimated warranty costs. Sales commissions are included in selling, general and administrative expense when the closing has occurred. All other costs are expensed as incurred.
         We recognize financial services revenues associated with our title operations as homes are closed, closing services are rendered and title insurance policies are issued, all of which generally occur simultaneously as each home is closed. We recognize the majority of the revenues associated with our mortgage loan operations when the mortgage loans and related servicing rights are sold to third-party investors. We recognize mortgage loan origination fees when we close and fund the loans associated with the homes financed. All of the financial services mortgage loans and related servicing rights are sold to third-party investors. All of the underwriting risk associated with title insurance policies is transferred to third-party insurers.

         SELF-INSURANCE: Self-insurance accruals are made for certain claims associated with employee health care, workers' compensation and general liability insurance. These accruals include management's estimates that may be based on historical loss development factors. Differences in estimates and assumptions could result in an accrual requirement materially different from the calculated accrual.


LIQUIDITY AND CAPITAL RESOURCES

         Our financing needs depend on sales volume, asset turnover, land acquisition and inventory balances. We have incurred substantial indebtedness, and may incur substantial indebtedness in the future, to fund the growth of our homebuilding activities. Our principal source of funds for construction and development activities has been from internally generated cash and from bank borrowings, which are primarily unsecured. See Safe Harbor Statement for further discussion of factors that could impact our source of funds.

         NOTES PAYABLE BANKS. At December 31, 2002, we had no bank borrowings outstanding under our Bank Credit Facility. The Bank Credit Facility permits borrowing base indebtedness not to exceed the lesser of $315 million or our borrowing base. This includes a maximum amount of $50 million in letters of credit. The Bank Credit Facility matures in March 2006.

                2002 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
--------------------------------------------------------------------------------

         We had $29 million outstanding as of December 31, 2002 under the M/I Financial loan agreement which permits borrowings of $30 million to finance mortgage loans initially funded by M/I Financial for our customers. The Company and M/I Financial are co-borrowers under the M/I Financial loan agreement. This agreement limits the borrowings to 95% of the aggregate face amount of certain qualified mortgages. The agreement terminates in May 2003.
         At December 31, 2002, we had the right to borrow up to $345 million under our credit facilities, including $30 million under the M/I Financial loan agreement. At December 31, 2002, we had $316 million of unused borrowing availability under our loan agreements. We also had $36 million of completion bonds and $15 million of letters of credit outstanding at December 31, 2002.
         The $100 million decrease in notes payable banks-homebuilding operations from December 31, 2001 to December 31, 2002 reflects decreased borrowings primarily attributable to increased earnings from operations.

         SUBORDINATED NOTES. At December 31, 2002, there were outstanding $50 million of Senior Subordinated Notes. The Notes bear interest at a fixed rate of 9.51% through August 2004 and at a slightly higher rate for two additional years, and mature in August 2006.

         MORTGAGE NOTES PAYABLE. At December 31, 2002, mortgage notes payable outstanding were $13 million, secured by an office building, lots and land with a recorded book value of $18 million.

         LAND AND LAND DEVELOPMENT. Single-family lots, land and land development costs decreased slightly from December 31, 2001 to December 31, 2002. We continue to purchase some lots from outside developers under contracts. However, we are strategically focusing on increasing raw ground purchases. We will continue to evaluate all of our alternatives to satisfy our increasing demand for lots in the most cost-effective manner.
         We have interests in joint ventures and limited liability companies that engage in land development activities and are recorded using the equity method of accounting. These entities have no debt on their balance sheets.

         UNIVERSAL SHELF REGISTRATION. In April 2002, we filed a $150 million universal shelf registration statement with the Securities and Exchange Commission. Pursuant to the filing, we may, from time to time over an extended period, offer new debt and/or equity securities. Of the equity shares, up to 1 million common shares may be sold by certain shareholders who are considered selling shareholders. This shelf registration should allow us to expediently access capital markets in the future. The timing and amount of offerings, if any, will depend on market and general business conditions. No debt or equity securities have been offered for sale as of December 31, 2002.

         PURCHASE OF TREASURY SHARES. On December 10, 2002, our Board of Directors authorized the repurchase of up to $50 million worth of shares of outstanding common stock. This replaces and supercedes the unused portions of all of the preexisting repurchase programs that have previously been authorized. The purchases may occur in the open market and/or in privately negotiated transactions as market conditions warrant. As of December 31, 2002 we had purchased 3.5 million shares at an average price of approximately $11 and had approximately $48 million available to repurchase outstanding common shares from our current Board approval.

         IMPACT OF NEW ACCOUNTING STANDARDS. In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 142, "Goodwill and Other Intangible Assets," which was effective January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the statement includes provisions for the reclassification of certain existing recognized intangibles such as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported

                2002 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
--------------------------------------------------------------------------------

goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. The adoption of SFAS 142 did not have a significant impact on the consolidated financial statements.
         In August 2001, the FASB issued SFAS 144, "Accounting for Impairment or Disposal of Long-Lived Assets." While this statement supersedes SFAS 121, "Accounting for Impairment of Long-Lived Assets to be Disposed Of," it retains the fundamental provisions of SFAS 121 for recognition and impairments of assets to be held and used, and assets to be disposed of by sale. This statement was effective on January 1, 2002. The adoption of SFAS 144 did not have a significant impact on the consolidated financial statements.
         In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections." This statement rescinds SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that statement, SFAS 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." This statement also rescinds SFAS 44, "Accounting for Intangible Assets of Motor Carriers." This statement amends SFAS 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. This statement is effective for the first quarter in the year ended December 31, 2003. We do not believe the adoption of SFAS 145 will have a significant impact on the consolidated financial statements.
         In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities included in restructurings. This Statement eliminates the definition and requirements for recognition of exit costs as defined in EITF Issue 94-3, and requires that liabilities for exit activities be recognized when incurred instead of at the exit activity commitment date. This Statement is effective for exit or disposal activities initiated after December 31, 2002. We do not believe the adoption of SFAS 146 will have a significant impact on the consolidated financial statements.
         In November 2002, the FASB issued FASB Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee and also includes more detailed disclosures with respect to guarantees. FIN 45 is effective for guarantees issued or modified starting January 1, 2003 and requires additional disclosures for the year ended December 31, 2002. We do not expect the provisions of FIN 45 to have a significant impact on the consolidated financial statements.
         In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS 123. The transition provisions and the disclosure requirements of this Statement are effective for fiscal years ending after December 15, 2002. We continue to apply the intrinsic value-based method to account for stock options and have complied with the new disclosure requirements.
         In January 2003, the FASB issued FASB Interpretation 46, "Consolidation of Variable Interest Entities" ("FIN 46"), to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 changes that by requiring a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has significant variable interest. The

                2002 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
--------------------------------------------------------------------------------

consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and to older entities in the fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements, none of which appear to apply to us at this time, are effective in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. We do not expect the provisions of FIN 46 to have a significant impact on the consolidated financial statements.


INTEREST RATES AND INFLATION

         Our business is significantly affected by general economic conditions of the United States and, particularly, by the impact of interest rates. Higher interest rates may decrease our potential market by making it more difficult for homebuyers to qualify for mortgages or to obtain mortgages at interest rates that are acceptable to them. Increases in interest rates would also increase our interest expense because the rate on the revolving loans is based on floating rates of interest. The weighted average interest rate for our outstanding debt was 8.9%, 8.3% and 8.5% for 2002, 2001 and 2000, respectively.
         In conjunction with our mortgage banking operations, hedging methods are used to reduce our exposure to interest rate fluctuations between the commitment date of the loan and the time the loan closes.
         In recent years, we have generally been able to raise prices by amounts at least equal to our cost increases and, accordingly, have not experienced any detrimental effect from inflation. When we develop lots for our own use, inflation may increase our profits because land costs are fixed well in advance of sales efforts. We are generally able to maintain costs with subcontractors from the date a home is started through the date of close. However, in certain situations, unanticipated costs may occur between the time of start and the time a home is constructed, resulting in lower gross profit margins.


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

         GENERAL REAL ESTATE, ECONOMIC AND OTHER CONDITIONS. The homebuilding industry is significantly affected by changes in national and local economic and other conditions. Many of these conditions are beyond our control. These conditions include employment levels, changing demographics, availability of financing, consumer confidence and housing demand. In addition, homebuilders are subject to risks related to competitive overbuilding, availability and cost of building lots, availability of materials and labor, adverse weather conditions which can cause delays in construction schedules, cost overruns, changes in government regulations and increases in real estate taxes and other local government fees. Interest rate increases also adversely affect the industry as it is impossible to predict whether rates will be at levels that are attractive to prospective homebuyers. Mortgage rates are currently at historically low levels. If mortgage interest rates increase, our business could be adversely affected.

                2002 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
--------------------------------------------------------------------------------

         LAND DEVELOPMENT ACTIVITIES. We develop the lots for a majority of our subdivisions. Therefore, our short- and long-term financial success will be dependent upon our ability to develop these subdivisions successfully. Acquiring land and committing the financial and managerial resources to develop a subdivision involves significant risks. Before a subdivision generates any revenue, we may make material expenditures for items such as acquiring land and constructing subdivision infrastructure (roads and utilities).

         THE COMPANY'S MARKETS. We have operations in Columbus and Cincinnati, Ohio; Indianapolis, Indiana; Tampa, Orlando and Palm Beach County, Florida; Charlotte and Raleigh, North Carolina; and the Virginia and Maryland suburbs of Washington, D.C. Adverse general economic conditions in these markets could have a material impact on our operations. In 2002, approximately 40% of our operating income was derived from operations in the Columbus market.

         COMPETITION. The homebuilding industry is highly competitive. We compete in each of our local market areas with numerous national, regional and local homebuilders, some of which have greater financial, marketing, land acquisition, and sales resources than we do. Builders of new homes compete not only for homebuyers, but also for desirable properties, financing, raw materials and skilled subcontractors. We also compete with the resale market for existing homes which provides certain attractions for homebuyers over the new home market.

         GOVERNMENTAL REGULATION AND ENVIRONMENTAL CONSIDERATIONS. The homebuilding industry is subject to increasing local, state and Federal statutes, ordinances, rules and regulations concerning zoning, resource protection, building design, and construction and similar matters. This includes local regulations which impose restrictive zoning and density requirements in order to limit the number of homes that can eventually be built within the boundaries of a particular location. Such regulation also affects construction activities, including construction materials which must be used in certain aspects of building design, as well as sales activities and other dealings with home buyers. We must also obtain licenses, permits and approvals from various governmental agencies for our development activities, the granting of which are beyond our control. Furthermore, increasingly stringent requirements may be imposed on homebuilders and developers in the future. Although we cannot predict the impact on us to comply with any such requirements, such requirements could result in time-consuming and expensive compliance programs.
         We are also subject to a variety of local, state and Federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. The particular environmental laws, which apply to any given project, vary greatly according to the project site and the present and former uses of the property. These environmental laws may result in delays, cause us to incur substantial compliance costs (including substantial expenditures for pollution and water quality control) and prohibit or severely restrict development in certain environmentally sensitive regions. Although there can be no assurance that we will be successful in all cases, we have a general practice of requiring an environmental audit and resolution of environmental issues prior to purchasing land in an effort to avoid major environmental issues in our developments.
         In addition, we have been, and in the future may be, subject to periodic delays or may be precluded from developing certain projects due to building moratoriums. These moratoriums generally relate to insufficient water supplies or sewage facilities, delays in utility hookups or inadequate road capacity within the specific market area or subdivision. These moratoriums can occur prior to, or subsequent to, commencement of our operations without notice or recourse.

         RISK OF MATERIAL AND LABOR SHORTAGES. The residential construction industry has, from time to time, experienced significant material and labor shortages in insulation, drywall, brick, cement and certain areas of carpentry and framing, as well as fluctuations in lumber prices and supplies. Continued shortages in these areas

                2002 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
--------------------------------------------------------------------------------

could delay construction of homes which could adversely affect our business. At this time, we are not experiencing any significant material or labor shortages and, therefore, do not anticipate a material effect for fiscal year 2002.

         SIGNIFICANT VOTING CONTROL BY PRINCIPAL SHAREHOLDERS. As of December 31, 2002, members of the Irving E. Schottenstein family owned approximately 26% of our outstanding common shares. Therefore, members of the Irving E. Schottenstein family have significant voting power.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Our primary market risk results from fluctuations in interest rates. We are exposed to interest rate risk through the borrowings under our unsecured revolving credit facilities, which permit borrowings up to $345 million. To minimize the effect of the interest rate fluctuation, we have interest rate swap agreements with certain banks for a total notional amount of $225 million, of which $150 million to offset each other. Under the remaining $75 million, we pay fixed rates of interest. Assuming a hypothetical 10% change in short-term interest rates, interest expense would not change significantly, as the interest rate swap agreements would partially offset the impact.
         Additionally, M/I Financial offers fixed and adjustable rate mortgage loans to buyers of our homes. The loans are granted at current market interest rates which are guaranteed from the loan lock date through the transfer of the title of the home to the buyer. M/I Financial hedges its interest rate risk using optional and mandatory forward sales to hedge risk from the loan lock date generally to the date a loan is closed. At December 31, 2002, the notional principal amount under these forward sales agreements was $139 million. The hedging agreements outstanding at December 31, 2002 mature within 90-120 days. Gains or losses on these agreements are marked to market monthly and are recorded as revenue or expense in the consolidated statements of income.

                                                    INDEPENDENT AUDITORS' REPORT




To the Shareholders and Directors of
M/I Schottenstein Homes, Inc.:

         We have audited the accompanying consolidated balance sheets of M/I Schottenstein Homes, Inc. and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of M/I Schottenstein Homes, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.



Columbus, Ohio
February 14, 2003

                2002 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                        Consolidated Statements of Income
--------------------------------------------------------------------------------

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

                                                                  Year Ended December 31,
                                                      -----------------------------------------
(Dollars in thousands, except per share amounts)          2002           2001           2000
-----------------------------------------------------------------------------------------------
Revenue                                               $ 1,033,025    $   976,766    $   935,039

Costs and expenses:
     Land and housing                                     783,752        755,212        736,067
     General and administrative                            61,484         57,473         51,734
     Selling                                               64,779         62,871         56,320
     Interest                                              13,810         16,168         18,354
-----------------------------------------------------------------------------------------------
Total costs and expenses                                  923,825        891,724        862,475
-----------------------------------------------------------------------------------------------

Income before income taxes                                109,200         85,042         72,564
-----------------------------------------------------------------------------------------------

Income taxes (credit):
     Current                                               47,628         36,751         31,059
     Deferred                                              (5,040)        (4,310)        (2,939)
-----------------------------------------------------------------------------------------------
Total income taxes                                         42,588         32,441         28,120
-----------------------------------------------------------------------------------------------

Income before cumulative effect of change
     in accounting principle                               66,612         52,601         44,444
Cumulative effect of change in accounting
     principle - net of income taxes                         --            2,681           --
-----------------------------------------------------------------------------------------------
Net income                                            $    66,612    $    55,282    $    44,444
-----------------------------------------------------------------------------------------------

Earnings per common share - basic:
     Income before cumulative effect of
        change in accounting principle                $      4.41    $      3.49    $      2.82
     Cumulative effect of change in accounting
        principle - net of income taxes                      --              .17           --
-----------------------------------------------------------------------------------------------
     Net income                                       $      4.41    $      3.66    $      2.82
-----------------------------------------------------------------------------------------------

Earnings per common share - diluted:
     Income before cumulative effect of change
        in accounting principle                       $      4.30    $      3.39    $      2.76
     Cumulative effect of change in accounting
        principle - net of income taxes                      --              .17           --
-----------------------------------------------------------------------------------------------
     Net income                                       $      4.30    $      3.56    $      2.76
-----------------------------------------------------------------------------------------------

Weighted average shares outstanding (in thousands):
     Basic                                                 15,104         15,092         15,767
     Diluted                                               15,505         15,530         16,112
-----------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                2002 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                           Consolidated Balance Sheets
--------------------------------------------------------------------------------

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

                                                                      December 31,
                                                               ----------------------
(Dollars in thousands, except par values)                         2002         2001
-------------------------------------------------------------------------------------
ASSETS:
Cash                                                           $     953    $   9,988
Cash held in escrow                                                  381          560
Receivables                                                       56,159       55,013
Inventories:
     Single-family lots, land and land development costs         269,863      287,110
     Houses under construction                                   177,225      181,742
     Model homes and furnishings - at cost (less accumulated
         depreciation:  2002 - $66; 2001 - $49)                    1,948        7,761
     Land purchase deposits                                        2,181        2,623
Building, office furnishings, transportation and
     construction equipment - at cost (less accumulated
     depreciation:  2002 - $7,798; 2001 - $7,453)                 20,813       22,276
Investment in unconsolidated joint ventures and
     limited liability companies                                  20,333       22,457
Other assets                                                      28,602       22,580
-------------------------------------------------------------------------------------
TOTAL ASSETS                                                   $ 578,458    $ 612,110
-------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY:

LIABILITIES:
Accounts payable                                               $  58,187    $  55,656
Accrued compensation                                              23,213       22,289
Customer deposits                                                 17,089       18,487
Other liabilities                                                 48,782       41,560
Notes payable banks - homebuilding operations                       --        100,000
Note payable bank - financial services operations                 28,800       30,000
Mortgage notes payable                                            12,658       14,227
Senior subordinated notes                                         50,000       50,000
-------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                238,729      332,219
-------------------------------------------------------------------------------------

Commitments and Contingencies
-------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY:
Preferred stock - $.01 par value; authorized
     2,000,000 shares; none outstanding                             --           --
Common stock - $.01 par value; authorized 38,000,000
     shares; issued  17,626,123 shares                               176           88
Additional paid-in capital                                        65,079       62,954
Retained earnings                                                306,970      241,956
Treasury stock - at cost - 2,834,704 and 2,688,116
     shares, respectively, at December 31, 2002 and 2001         (32,496)     (25,107)
-------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                       339,729      279,891
-------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                     $ 578,458    $ 612,110
-------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                2002 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                 Consolidated Statements of Shareholders' Equity
--------------------------------------------------------------------------------

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

                                                          Common Stock
                                                   ------------------------     Additional
                                                      Shares                      Paid-In        Retained       Treasury
(Dollars in thousands, except per share amounts)   Outstanding       Amount       Capital        Earnings         Stock
-------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                        16,633,680    $        88   $    62,282    $   145,337    $    (7,195)
       Net income                                           --             --            --         44,444             --
       Dividends to shareholders, $0.10 per
           common share                                     --             --            --         (1,597)            --
       Purchase of treasury shares                  (1,738,200)            --            --             --        (15,568)
       Stock options exercised                          63,800             --          (151)            --            476
       Deferral of executive and director stock             --             --           771             --             --
       Executive deferred stock distributions           21,054             --          (155)            --            157
-------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                        14,980,334             88        62,747        188,184        (22,130)
Net income                                                  --             --            --         55,282             --
       Dividends to shareholders, $0.10 per
           common share                                     --             --            --         (1,510)            --
       Purchase of treasury shares                    (357,400)            --            --             --         (5,657)
       Stock options exercised                         314,200             --          (640)            --          2,671
       Deferral of executive and director stock             --             --           855             --             --
       Executive deferred stock distributions              872             --            (8)            --              9
-------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                        14,938,006             88        62,954        241,956        (25,107)
       Net income                                           --             --            --         66,612             --
       2-for-1 stock split, par value unchanged             --             88            --            (88)            --
       Dividends to shareholders, $0.10 per
           common share                                     --             --            --         (1,510)            --
       Income tax effect of stock options and
         executive deferred stock distributions             --             --         1,596             --             --
       Purchase of treasury shares                    (381,100)            --            --             --         (9,579)
       Stock options exercised                         156,140             --           107             --          1,458
       Deferral of executive and director stock             --             --         1,154             --             --
       Executive and director deferred stock
         distributions                                  78,373             --          (732)            --            732
-------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2002                        14,791,419    $       176   $    65,079    $   306,970    $   (32,496)
=========================================================================================================================

See Notes to Consolidated Financial Statements.

                2002 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                      Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

                                                                           Year Ended December 31,
                                                                   -----------------------------------
(In thousands)                                                       2002         2001         2000
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                    $  66,612    $  55,282    $  44,444
     Adjustments to reconcile net income to net cash provided by operating activities:
     Loss from property disposals                                         71           12          165
     Depreciation                                                      2,239        2,009        2,123
     Deferred income tax credit                                       (5,040)      (4,310)      (2,939)
     Income tax benefit from stock transactions                        1,596         --           --
     Decrease (increase) in cash held in escrow                          179        1,150         (882)
     Increase in receivables                                          (1,146)      (5,054)      (9,971)
     Decrease (increase)  in inventories                              43,646      (10,188)      10,219
     Increase in other assets                                           (982)      (1,537)      (4,122)
     Increase (decrease) in accounts payable                           2,531      (11,688)       4,146
     (Decrease) increase in customer deposits                         (1,398)       5,045         (264)
     Increase in other liabilities                                     9,300       15,956       10,387
     Equity in undistributed income of unconsolidated
       joint ventures and limited liability companies                 (1,115)        (880)        (802)
------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                       116,493       45,797       52,504
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of property and equipment                                 (811)      (6,105)        (910)
     Investment in unconsolidated joint ventures and
       limited liability companies                                   (14,283)     (15,432)     (23,287)
     Distributions from unconsolidated joint ventures and
       limited liability companies                                     1,859        2,226        1,016
------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                           (13,235)     (19,311)     (23,181)
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from bank borrowings - net of repayments              (101,200)     (12,500)      (4,900)
     Principal repayments of mortgage notes payable                   (1,569)      (7,418)      (4,695)
     Dividends paid                                                   (1,510)      (1,510)      (1,597)
     Proceeds from exercise of stock options
       and deferred stock                                              1,565        2,032          327
     Payments to acquire treasury shares                              (9,579)      (5,657)     (15,568)
------------------------------------------------------------------------------------------------------
     Net cash used in financing activities                          (112,293)     (25,053)     (26,433)
------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash                                       (9,035)       1,433        2,890
Cash balance at beginning of year                                      9,988        8,555        5,665
------------------------------------------------------------------------------------------------------
Cash balance at end of year                                        $     953    $   9,988    $   8,555
------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
     Cash paid during the year for:
       Interest - net of amount capitalized                        $  13,964    $  15,848    $  17,870
       Income taxes                                                $  44,217    $  37,050    $  29,233
NON-CASH TRANSACTIONS DURING THE YEAR:
     Land and lots acquired with mortgage
       notes payable                                               $    --      $   4,926    $   6,739
     Distribution of single-family lots from unconsolidated
       joint ventures and limited liability companies              $  15,663    $  14,661    $  20,225
     Non-monetary exchange of fixed assets                         $    --      $   4,096         --
     Deferral of executive and director stock                      $   1,154    $     855    $     771
     Executive and director deferred stock distributions           $     732    $       8    $     155
------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

                2002 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

M/I SCHOTTENSTEIN HOMES, INC. AND SUBSIDIARIES

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         PRINCIPLES OF CONSOLIDATION. The accompanying consolidated financial statements include the accounts of M/I Schottenstein Homes, Inc. and its subsidiaries (the "Company"). All significant intercompany transactions have been eliminated. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
         The Company is engaged primarily in the construction and sale of single-family residential property in Columbus and Cincinnati, Ohio; Tampa, Orlando and Palm Beach County, Florida; Charlotte and Raleigh, North Carolina; Indianapolis, Indiana; and the Virginia and Maryland suburbs of Washington, D.C. The Company designs, sells and builds single-family homes on finished lots, which it develops or purchases ready for home construction. The Company also purchases undeveloped land to develop into finished lots for future construction of single-family homes and for sale to others.
         The Company conducts mortgage banking activities through M/I Financial Corp. ("M/I Financial") that originates mortgage loans primarily for purchasers of the Company's homes. The loans and the servicing rights are sold to outside mortgage lenders. The Company also has an investment in title insurance agencies that provide title services to purchasers of the Company's homes (see Note 2).

         CASH AND CASH HELD IN ESCROW. Cash and cash held in escrow were primarily held in one bank at December 31, 2002 and 2001.

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

                2002 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

         INTEREST. The Company capitalizes interest during land development and home construction. Capitalized interest is charged to interest expense as the related inventory is delivered to a third party. The summary of total interest is as follows:

                                                                               Year Ended December 31,
                                                              -----------------------------------------------------
(In thousands)                                                      2002            2001              2000
-------------------------------------------------------------------------------------------------------------------
Interest capitalized, beginning of year                          $ 12,187         $10,337           $ 8,886
Interest incurred                                                  13,098          18,018            19,805
Interest expensed                                                 (13,810)        (16,168)          (18,354)
-------------------------------------------------------------------------------------------------------------------
Interest capitalized, end of year                                $ 11,475         $12,187           $10,337
-------------------------------------------------------------------------------------------------------------------

       REVENUE RECOGNITION. Revenue and cost of revenue from the sale of real estate are recognized at the time title is transferred to the buyer. Discounts and other sales incentives are included as a reduction of homebuilding revenue.
         The following summarizes both housing and lot and land revenue and costs included in revenue and cost of revenue:

                                                                               Year Ended December 31,
                                                              -----------------------------------------------------
(In thousands)                                                      2002            2001              2000
-------------------------------------------------------------------------------------------------------------------
Housing revenue                                                  $984,564        $941,717          $900,507
Housing costs                                                     759,207         739,535           720,974

Lot and land revenue                                               28,542          16,438            18,257
Lot and land costs                                                 24,545          15,677            15,093
-------------------------------------------------------------------------------------------------------------------

         M/I Financial recognizes revenue from application fees when received, while revenue from loan origination fees is recorded when each loan closes. M/I Financial sells its loans and servicing rights to outside mortgage lenders. The revenue from these transactions is recorded when the loans are sold and the servicing is purchased by the investor. M/I Financial uses various methods to hedge the interest rate risk related to the loans it has committed to make to homebuyers (see Note 13). Hedging transactions are marked to market monthly and the resulting gains or losses are included in revenue.

         WARRANTY COST. The Company provides a two-year limited warranty on materials and workmanship and a thirty-year limited warranty against major structural defects. Warranty amounts are reserved as homes close to homebuyers and cover estimated material and outside labor costs incurred during the warranty period. The reserve amounts are based upon historical experience and geographic location. Warranty expense was $6,493,000, $6,773,000 and $7,061,000 for 2002, 2001 and 2000, respectively. The summary of warranty activity is as follows:

                                                                YEAR ENDED
                                                               DECEMBER 31,
(In thousands)                                                      2002
-----------------------------------------------------------------------------
Warranty reserves, beginning of year                              $ 7,250
Warranty expense                                                    6,493
Payments made                                                      (6,510)
-----------------------------------------------------------------------------
Warranty reserves, end of year                                    $ 7,233
-----------------------------------------------------------------------------

                2002 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

         DEPRECIATION. Depreciation of building, model and office furnishings, transportation and construction equipment is computed using both straight-line and accelerated methods based on the estimated useful lives of the assets. Depreciation expense was $2,239,000, $2,009,000 and $1,961,000 in 2002, 2001 and
2000, respectively.

         AMORTIZATION. The costs incurred in connection with the issuance of Subordinated Notes (see Note 9) are being amortized over the terms of the related debt. Amortization of these costs is included in interest expense. Unamortized debt issuance costs of $597,000 and $759,000 relating to the Subordinated Notes are included in other assets at December 31, 2002 and 2001, respectively.

         ADVERTISING. The Company expenses advertising costs as incurred. The Company expensed $9,984,000, $8,686,000 and $7,768,000 in 2002, 2001 and 2000,
respectively.

         PER SHARE DATA. Per share data is calculated based on the weighted average number of common shares outstanding during the year. The difference between basic and diluted shares outstanding is due to the effect of dilutive stock options and deferred stock. There are no adjustments to net income necessary in the calculation of basic or diluted earnings per share. All share and per share amounts have been adjusted for the 2-for-1 stock split effective June 19, 2002.

         PROFIT SHARING. The Company has a deferred profit-sharing plan which covers substantially all Company employees and permits members to make contributions to the plan on a pre-tax salary basis in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Company contributions to the plan are made at the discretion of the Board and totaled $1,900,000, $1,600,000 and $1,425,000 in 2002, 2001 and 2000, respectively.

         ASSET IMPAIRMENTS. Annually, or more frequently if events or circumstances change, a determination is made by management to ascertain whether single-family lots, land and land development costs and property and equipment have been impaired based on the sum of expected future undiscounted cash flows from operating activities. If the estimated net cash flows are less than the carrying amount of such assets, the Company will recognize an impairment loss in an amount necessary to write down the assets to a fair value as determined from expected future discounted cash flows. We assess assets for recoverability in accordance with SFAS 144.

         IMPACT OF NEW ACCOUNTING STANDARDS. In July 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets," which was effective January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the statement includes provisions for the reclassification of certain existing recognized intangibles such as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. The adoption of SFAS 142 did not have a significant impact on the consolidated financial statements.
         In August 2001, the FASB issued SFAS 144, "Accounting for Impairment or Disposal of Long-Lived Assets." While this statement supersedes SFAS 121, "Accounting for Impairment of Long-Lived Assets to be Disposed of," it retains the fundamental provisions of SFAS 121 for recognition and impairment of assets to be held and used, and assets to be disposed of by sale. This statement was effective on January 1, 2002. The adoption of SFAS 144 did not have a significant impact on the consolidated financial statements.
         In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections." This statement rescinds SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that statement, SFAS 64, "Extinguishments of Debt Made to

                2002 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Satisfy Sinking-Fund Requirements." This statement also rescinds SFAS 44, "Accounting for Intangible Assets of Motor Carriers." This statement amends SFAS 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. This statement is effective for the first quarter in the year ended December 31, 2003. The Company does not believe the adoption of SFAS 145 will have a significant impact on the consolidated financial statements.
         In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities included in restructurings. This Statement eliminates the definition and requirements for recognition of exit costs as defined in EITF Issue 94-3, and requires that liabilities for exit activities be recognized when incurred instead of at the exit activity commitment date. This Statement is effective for exit or disposal activities initiated after December 31, 2002. The Company does not believe the adoption of SFAS 146 will have a significant impact on the consolidated financial statements.
         In November 2002, the FASB issued FASB Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee and also includes more detailed disclosures with respect to guarantees. FIN 45 is effective for guarantees issued or modified starting January 1, 2003 and requires additional disclosures for the year ended December 31, 2002. The Company does not expect the provisions of FIN 45 to have a significant impact on the consolidated financial statements.
         In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS 123. The transition provisions and the disclosure requirements of this Statement are effective for fiscal years ending after December 15, 2002. The Company will continue to apply the intrinsic value-based method to account for stock options and has complied with the new disclosure requirements.
         In January 2003, the FASB issued FASB Interpretation 46, "Consolidation of Variable Interest Entities" ("FIN 46"), to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 changes that by requiring a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and to older entities in the fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements, none of which appear to apply to the Company at this time, are effective in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company does not expect the provisions of FIN 46 to have a significant impact on the consolidated financial statements.

         DEFERRED STOCK PLANS. Effective November 1, 1998, the Company adopted a non-qualified deferred compensation stock plan (the "Executives' Deferred Compensation Plan"). The purpose of the Executives' Deferred Compensation Plan (the "Plan") is to provide an opportunity for certain eligible employees of the Company to defer a

                2002 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

portion of their compensation and to invest in the Company's common stock. Compensation expense recorded related to the Plan was $551,000, $686,000 and $624,000 in 2002, 2001 and 2000, respectively.
         In 1997, the Company adopted the Director Deferred Compensation Plan to provide its directors with an opportunity to defer their director compensation and to invest in the Company's common stock.

         STOCK-BASED COMPENSATION. The Company accounts for its stock-based employee compensation plan, which is described more fully in Note 11, under the recognition and measurement principles of APB Option No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

(Dollars in thousands)                                                         YEAR ENDED DECEMBER 31
-------------------------------------------------------------------------------------------------------------------
                                                                      2002              2001             2000
                                                                      ----              ----             ----
Net income, as reported                                             $66,612           $55,282          $44,444
Deduct:  Total stock-based employee compensation
   expense determined under fair value based method for
   all awards, net of related tax effects                             2,153               948              217
-------------------------------------------------------------------------------------------------------------------
Pro forma net income                                                $64,459           $54,334          $44,227
-------------------------------------------------------------------------------------------------------------------

Earnings per share:
   Basic - as reported                                              $  4.41           $  3.66          $  2.82
   Basic - pro forma                                                $  4.26           $  3.60          $  2.81

   Diluted - as reported                                            $  4.30           $  3.56          $  2.76
   Diluted - pro forma                                              $  4.16           $  3.50          $  2.74
-------------------------------------------------------------------------------------------------------------------

         RECLASSIFICATIONS. Certain amounts in the 2000 and 2001 consolidated financial statements have been reclassified to conform with the 2002 presentation.

2.  TRANSACTIONS WITH RELATED PARTIES

         Related parties are entities owned by, or partially owned by, certain shareholders of the Company or joint ventures and limited liability companies (see Note 4) in which investments by the Company are accounted for using the equity method.
         In January 2003, the Company purchased land for approximately $2,200,000 that was under the control of M/I Real Estate Co. M/I Real Estate is owned by an officer of the Company. The price and terms are equivalent to what could have been obtained from a third party and was approved by the independent Board members prior to purchase.

                2002 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

3.  RECEIVABLES

Receivables consist of the following:

                                                                                             December 31,
                                                                                  ---------------------------------
(In thousands)                                                                        2002               2001
-------------------------------------------------------------------------------------------------------------------
Mortgage loans to be funded                                                          $54,141           $52,853
Accounts receivable                                                                    2,018             2,160
-------------------------------------------------------------------------------------------------------------------
Total receivables                                                                    $56,159           $55,013
-------------------------------------------------------------------------------------------------------------------

         Mortgage loans to be funded relate to houses closed on or before December 31, which were subsequently funded by unrelated lending institutions.

4.  INVESTMENT IN UNCONSOLIDATED JOINT VENTURES AND LIMITED LIABILITY COMPANIES

         At December 31, 2002, the Company had interests varying from 33% to 50% in joint ventures and limited liability companies that engage in land development activities. These interests are recorded using the equity method of accounting.
         The Company receives its percentage interest of the lots developed in the form of a capital distribution. The Company received distributions of $15,663,000, $14,661,000 and $20,225,000 in developed lots at cost in 2002, 2001 and 2000, respectively, and purchased lots totaling $107,000 in 2000 from the joint ventures and limited liability companies. No such lots were purchased in 2002 or 2001.
         Summarized condensed combined financial information for the joint ventures and limited liability companies, which is included in the homebuilding segment, as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 is as follows:

Summarized Condensed Combined Balance Sheets:

                                                                                          December 31,
                                                                             --------------------------------------
(In thousands)                                                                       2002                2001
-------------------------------------------------------------------------------------------------------------------
Assets:
     Single-family lots, land and land development costs                           $40,938             $49,458
     Other assets                                                                    1,468               2,265
-------------------------------------------------------------------------------------------------------------------
Total Assets                                                                       $42,406             $51,723
-------------------------------------------------------------------------------------------------------------------
Liabilities and Partners Equity:
Liabilities:
     Other liabilities                                                            $  3,408            $  4,085
-------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                    3,408               4,085
-------------------------------------------------------------------------------------------------------------------
Partners' Equity:
     Company's equity                                                              $20,333              22,820
     Other equity                                                                   18,665              24,818
-------------------------------------------------------------------------------------------------------------------
Total Partners' Equity                                                              38,998              47,638
-------------------------------------------------------------------------------------------------------------------
Total Liabilities and Partners' Equity                                             $42,406             $51,723
-------------------------------------------------------------------------------------------------------------------

                2002 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Summarized Condensed Combined Statements of Operations:

                                                                                     Year Ended December 31,
                                                                           ----------------------------------------
(In thousands)                                                                  2002         2001         2000
-------------------------------------------------------------------------------------------------------------------
Revenue                                                                        $ 104        $ 139        $ 161
Costs and expenses                                                               410          369          420
-------------------------------------------------------------------------------------------------------------------
Loss                                                                           $(306)       $(230)       $(259)
-------------------------------------------------------------------------------------------------------------------

         Included in the Company's investment in joint ventures and limited liability companies at December 31, 2002 and 2001 is $290,000 and $379,000, respectively, of capitalized interest and other costs. Letters of credit totaling approximately $5,632,000 are outstanding at December 31, 2002 and serve as completion bonds for joint venture and limited liability company development work in progress.
         The Company owns a 49.9% interest in two title insurance agencies and accounts for these investments under the equity method of accounting. The total of these investments was approximately $10,000 at December 31, 2002 and 2001. Approximately $2,002,000, $1,889,000 and $1,884,000 of title insurance premiums and closing fees were paid to these agencies in 2002, 2001 and 2000, respectively.

5.  LEASE COMMITMENTS

         The Company leases various office facilities, automobiles, model furnishings, and model homes under operating leases with remaining terms of 1 to 6 years. At December 31, 2002, the future minimum rental commitments totaled $6,653,000 under non-cancelable operating leases with initial terms in excess of one year as follows: 2003 - $3,986,000; 2004 - $1,587,000; 2005 - $488,000; 2006
- $297,000; 2007 - $278,000; and $17,000 thereafter.
         The Company's total rental expense was $8,600,000, $8,603,000, and $7,594,000 for 2002, 2001 and 2000, respectively.

6.  PREFERRED STOCK

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

7.  NOTES PAYABLE BANKS

         At December 31, 2002, the Company's homebuilding operations had no borrowings and letters of credit totaling $12,174,000 outstanding under a loan agreement with twelve banks. Borrowings under the loan agreement are at the Alternate Base Rate and are primarily unsecured. This agreement provides for total borrowing base indebtedness not to exceed the lesser of $315 million, including up to $50 million in outstanding letters of credit, under the revolving credit agreement or the Company's borrowing base, which is calculated based on specified percentages of certain types of assets held by the Company as of each month end. The revolving credit facility expires in March 2006. The loan agreement contains covenants that require the Company, among other things, to maintain minimum net worth and working capital amounts and to maintain certain financial ratios. This agreement also places limitations on the amount

                2002 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

of additional indebtedness that may be incurred by the Company, on the acquisition of undeveloped land and on the aggregate cost of certain types of inventory the Company can hold at any one time.
         At December 31, 2002, $28,800,000 was outstanding under a revolving loan agreement with a bank pursuant to which the Company was permitted to borrow up to $30 million to finance mortgage loans initially funded by M/I Financial for customers of the Company and a limited amount for loans to others. This agreement limits the borrowings based on the aggregate face amount of the mortgages and contains restrictive covenants requiring M/I Financial to maintain minimum net worth and certain minimum financial ratios. Under the M/I Financial loan agreement, interest is calculated at LIBOR plus a margin. The agreement terminates in May 2003.
         At December 31, 2002, the Company had $316.2 million of unused borrowing availability under its loan agreements. The weighted average interest rate of the Company's total bank borrowings was 8.9%, 7.7%, and 8.3% at December 31, 2002, 2001 and 2000, respectively, which includes the interest rate swaps as discussed below. Average borrowings were $83,189,000 in 2002 and $151,847,000 in 2001.
         The Company has interest rate swap agreements for a total notional amount of $225 million, of which $150 million offset each other. The remaining $75 million have fixed interest rates ranging from 5.97% to 5.98% and expire in 2004. The swaps are not designated as hedges. The Company accounts for interest rate swaps in accordance with SFAS 133. This statement requires recognition of all derivative instruments in the balance sheet as either assets or liabilities and measures them at fair value. Any change in the unrealized gain or loss is recorded in current earnings. At December 31, 2002 and 2001, the Company recorded a net liability of $5,300,000 and $4,088,000, respectively, related to these derivative instruments. The mark-to-market fair value adjustment related to these instruments was recorded in general and administrative expenses in the income statement in the amount of $1,212,000 in 2002, $4,088,000 in 2001 and $0 in 2000.

8.  MORTGAGE NOTES PAYABLE

         Mortgage notes payable of $12,658,000 and $14,227,000 at December 31, 2002 and 2001, respectively, represent mortgages collateralized by a building and land and lots (book value of $18,403,000 and $20,421,000 at December 31, 2002 and 2001, respectively). At December 31, 2002, future principle payments under these mortgages are as follows: 2003 - $1,913,000, 2004 - $1,735,000; 2005
- $1,841,000, 2006 - $220,000, 2007 - $239,000 and $6,724,000 thereafter.
Information relating to the building and land and lots is as follows:

                                                                                 DECEMBER 31, 2002
                                                                 --------------------------------------------------
                                                                                     INTEREST         MATURITY
(In thousands)                                                     AMOUNT              RATE             DATE
-------------------------------------------------------------------------------------------------------------------
Building                                                         $  7,732               8.117%        4/01/17
Land and lots                                                       4,926                4.78%        5/31/05
-------------------------------------------------------------------------------------------------------------------
Total                                                            $ 12,658                   -              -
-------------------------------------------------------------------------------------------------------------------

                                                                                 December 31, 2001
                                                                ---------------------------------------------------
                                                                                     Interest         Maturity
(In thousands)                                                     Amount              Rate             Date
-------------------------------------------------------------------------------------------------------------------
Building                                                         $  7,893               8.117%        4/01/17
Land and lots                                                       6,334            5.00%-5.77%      5/31/05
-------------------------------------------------------------------------------------------------------------------
Total                                                            $ 14,227                   -              -
-------------------------------------------------------------------------------------------------------------------

                2002 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

9.  SUBORDINATED NOTES

         In August 1997, the Company issued $50,000,000 of Senior Subordinated Notes. The Senior Subordinated Notes bear interest at a fixed rate of 9.51% through August 2004 and bear interest at a slightly higher rate for two additional years, maturing in August 2006. The Senior Subordinated Notes contain covenants that include restrictions on the incurrence of additional debt, stock repurchases and the payment of dividends similar to those under the Company's bank loan agreement (see Note 7).

10.  SUBSEQUENT EVENTS

         On November 12, 2002 and February 11, 2003, the Board of Directors approved a $0.025 per share cash dividend payable to shareholders of record of its common stock on January 2 and April 1, 2003, payable on January 23 and April 24, 2003, respectively.
         On December 10, 2002, the Board of Directors authorized the repurchase of up to $50 million worth of outstanding common stock. From January 1, 2003 through February 14, 2003, the Company purchased 318,300 shares of outstanding common stock at an average price of $27.

                2002 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

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

                                                                                                      Weighted
                                                                               Option Price         Avg. Exercise
                                                            Shares               Per Share              Price
-------------------------------------------------------------------------------------------------------------------
Options outstanding at December 31, 1999                   555,400            $3.38-$11.38           $  7.19
   Granted                                                 150,700                    6.69              6.69
   Exercised                                               (72,600)              3.38-9.28              5.70
   Forfeited                                               (39,700)             5.31-11.38              8.14
-------------------------------------------------------------------------------------------------------------------
Options outstanding at December 31, 2000                   593,800            $3.38-$11.38           $  7.18
   Granted                                                 231,000                   16.38             16.38
   Exercised                                              (314,200)             3.38-11.38              6.47
   Forfeited                                                (2,000)                  16.38             16.38
-------------------------------------------------------------------------------------------------------------------
Options outstanding at December 31, 2001                   508,600            $3.38-$16.38           $ 11.76
   Granted                                                 225,500             28.55-30.76             28.57
   Exercised                                              (156,140)             3.38-16.38             10.02
   Forfeited                                               (45,000)             6.69-28.55             17.04
-------------------------------------------------------------------------------------------------------------------
OPTIONS OUTSTANDING AT DECEMBER 31, 2002                   532,960            $5.31-$30.76           $ 18.92
-------------------------------------------------------------------------------------------------------------------

                                                                                                      Weighted
                                                                               Option Price         Avg. Exercise
Options exercisable at:                                     Shares               Per Share              Price
-------------------------------------------------------------------------------------------------------------------
   December 31, 2000                                       192,980           $  3.38-$5.44
                                                           116,940               6.69-8.07
                                                            81,680              9.28-11.38
                                                           -------
     Total                                                 391,600                                   $  6.74
-------------------------------------------------------------------------------------------------------------------
   December 31, 2001                                        82,120           $  3.38-$6.69
                                                            46,400               8.07-9.28
                                                            81,880             11.38-16.38
                                                           -------
     Total                                                 210,400                                   $  9.92
-------------------------------------------------------------------------------------------------------------------
   DECEMBER 31, 2002                                        85,636           $  5.31-$9.28
                                                            88,140             11.38-16.38
                                                            42,400             28.55-30.76
                                                           -------
   TOTAL                                                   216,176                                   $ 14.87
-------------------------------------------------------------------------------------------------------------------

                2002 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

         At December 31, 2002, options outstanding have a weighted average remaining contractual life of 8.09 years.
         In February 2003, the Company granted options for an additional 231,000 shares with the same terms as the previous awards, at a price of $27.15, which represents the market value at the date of grant.
         As required under SFAS 123, the fair value of each option grant was estimated on the date of grant. The Company used the binomial option-pricing model with the following assumptions used for grants in 2002: expected volatility of 56%; risk-free interest rate of 2.78%; dividend rate of 0.01%; and an expected life of 6 years. The Company used the binomial option-pricing model with the following assumptions used for grants in 2001: expected volatility of 31.99%; risk-free interest rate of 4.90%; dividend rate of 0.15%; and an expected life of 6 years. The Company used the binomial option-pricing model with the following assumptions used for grants in 2000: expected volatility of 29.54%; risk-free interest rate of 5.11%; dividend rate of 0.28%; and an expected life of 6 years.

12.  INCOME TAXES

The provision for income taxes consists of the following:

                                                                                    December 31,
                                                                ---------------------------------------------------
(In thousands)                                                        2002             2001              2000
-------------------------------------------------------------------------------------------------------------------
Federal                                                             $34,652           $26,316          $23,781
State and local                                                       7,936             6,125            4,339
-------------------------------------------------------------------------------------------------------------------
   Total                                                            $42,588           $32,441          $28,120
-------------------------------------------------------------------------------------------------------------------

         Reconciliations of the differences between income taxes computed at federal statutory tax rates and consolidated provision for income taxes are as follows:

                                                                                    December 31,
                                                                ---------------------------------------------------
(In thousands)                                                        2002             2001              2000
-------------------------------------------------------------------------------------------------------------------
Federal taxes at statutory rate                                     $38,220           $29,765          $25,397
State and local taxes - net of federal tax benefit                    5,158             3,981            2,820
Other                                                                  (790)           (1,305)             (97)
-------------------------------------------------------------------------------------------------------------------
   Total                                                            $42,588           $32,441          $28,120
-------------------------------------------------------------------------------------------------------------------

                2002 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

       The tax effects of the significant temporary differences which comprise the deferred tax assets and liabilities are as follows:

                                                                                            December 31,
                                                                                 ----------------------------------
(In thousands)                                                                         2002              2001
-------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
    Warranty, insurance and other reserves                                            $10,592          $ 8,208
    Inventory reserve                                                                   5,720            4,925
    Inventories                                                                         1,912            1,415
    State taxes                                                                         1,352              965
    Deferred charges                                                                    1,778              249
-------------------------------------------------------------------------------------------------------------------
Total deferred tax assets                                                              21,354           15,762
-------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
    Depreciation                                                                        2,194            1,670
    Prepaid expenses and deferred charges                                                 778              750
-------------------------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                                          2,972            2,420
-------------------------------------------------------------------------------------------------------------------
Net deferred tax asset                                                                $18,382          $13,342
-------------------------------------------------------------------------------------------------------------------


13.  FINANCIAL INSTRUMENTS

         M/I Financial offers fixed and adjustable rate mortgage loans, primarily to buyers of the Company's homes. At December 31, 2002, M/I Financial is committed to fund $174,559,000 in mortgage loans to homebuyers. Of this total, approximately $144,353,000 are fixed rate loans and $30,206,000 are adjustable rate loan commitments. The loans are granted at current market interest rates which are guaranteed through the transfer of the title of the home to the buyer. Loan commitments that relate to the origination of mortgage loans that will be held for resale are considered derivative instruments. M/I Financial uses hedging methods to reduce its exposure to interest rate fluctuations between the lock date of the loan and the time the home closes. The method to be used is determined at the time of the loan lock based on the market conditions and alternatives available. M/I Financial's policy requires that there be no interest rate risk on loans closed and waiting to be sold. Also according to policy, the pipeline of committed loans is to be hedged at a minimum of 70% of the committed balance. At December 31, 2002, the Company has guaranteed the collectibility of nine loans to a third-party purchaser. We have estimated the potential loss under this guarantee to be a maximum of $400,000, which will expire December 2007. The Company has included reserves for this potential loss in its December 31, 2002 financial statements.
         One of the methods that M/I Financial uses to hedge the interest rate risk relative to unclosed loans is to purchase commitments from outside investors to acquire the loans at the interest rate at which the loan will be closed. The cost, if any, of these purchase commitments is recorded as an asset and is expensed as loans are closed under the related commitments. Any remaining unused balance is expensed when the commitment expires, or earlier if the Company determines that they will be unable to use the entire commitment prior to its expiration date. The Company expended $486,000, $292,000 and $59,000 in 2002, 2001 and 2000, respectively, related to purchase commitments from outside investors to acquire mortgage loans. At December 31, 2002, the Company had approximately $36,600,000 of commitments to deliver mortgage loans to outside investors.
         The Company enters into forward sale agreements of mortgage-backed securities to reduce the interest rate risk associated with loans held for sale and commitments to fund loans. At December 31, 2002, the Company had forward sale agreements of mortgage-backed securities with notional amounts totaling $139,000,000 maturing within 90 - 120 days. These agreements are considered derivative instruments. Prior to the adoption of SFAS 133

                2002 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

on January 1, 2001, the Company deferred the related gain or loss until the related loans were closed and sold as the agreements qualified for hedge accounting.
         Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. The fair values of the loan commitments and forward sale agreements of mortgage-backed securities are recorded as derivative assets or derivative liabilities on the Company's balance sheet. At December 31, 2002 and 2001, the Company recorded a net liability of $880,000 and $1,300,000, respectively, related to these derivative instruments. The mark-to-market fair value adjustment related to these two derivative instruments of $420,000 in 2002 and $1,300,00 in 2001 is recorded in current earnings.
         The Company's interest rate swaps (see Note 7), were not designated as hedges under the provisions of SFAS 133. The statement requires such swaps to be recorded in the consolidated balance sheet at fair value. Changes in their fair value are recorded in the consolidated statement of income. The fair value of the Company's interest rate swaps is recorded in other liabilities and the change in their fair value is recorded in general and administrative expense. The Company's policy requires that swap contracts be used as hedges and be effective at reducing risk associated with the expense being hedged. Such contracts are designated at the inception of the contract.
         To reduce the credit risk associated with accounting losses which would be recognized if counterparties failed completely to perform as contracted, the Company limits the entities that management can enter into a commitment with to the primary dealers in the market. The risk of accounting loss is the difference between the market rate at the time a counterparty fails and the rate the Company committed to for the mortgage loan and any purchase commitments recorded with that counterparty.
         The following table presents the carrying amounts and fair values of the Company's financial instruments at December 31, 2002 and 2001. SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

                                              DECEMBER 31, 2002                          December 31, 2001
                                     ----------------------------------         ----------------------------------
                                        CARRYING             FAIR                 Carrying             Fair
(Dollars in thousands)                   AMOUNT              VALUE                 Amount              Value
-------------------------------------------------------------------------------------------------------------------
Assets:
   Cash, including cash in escrow       $   1,334         $  1,334                $ 10,548         $  10,548
   Mortgage loans to be funded             54,141           57,282                  52,853            54,480
   Accounts receivable                      2,018            2,018                   2,160             2,160
Liabilities:
   Notes payable banks                     28,800           28,800                 130,000           130,000
   Forward sale of
     mortgage-backed securities             1,396            1,396                  (1,290)           (1,290)
   Mortgage notes payable                  12,658           12,658                  14,227            14,227
   Subordinated notes                      50,000           50,000                  50,000            50,000
   Accounts payable                        58,187           58,187                  55,656            55,656
   Interest rate swap agreements            5,300            5,300                   4,088             4,088
   Commitments to
     extend real estate loans                (515)            (515)                  2,626             2,626
   Other liabilities                       89,084           89,084                  75,622            75,622
Unrecognized Financial Instruments:
   Letters of credit                             -             432                       -               515

                2002 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

         The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at December 31, 2002 and 2001:

         CASH, ACCOUNTS RECEIVABLE, ACCOUNTS PAYABLE AND OTHER LIABILITIES. The carrying amounts of these items are a reasonable estimate of their fair value.

         MORTGAGE LOANS TO BE FUNDED. The estimated fair value of mortgage loans to be funded at December 31, 2002 and 2001 includes the estimated gains and servicing rights which will be realized when the loans are sold. The estimated fair value was determined based on market quotes at December 31, 2002 and 2001.

         NOTES PAYABLE BANKS. The interest rates currently available to the Company fluctuate with the LIBOR rate of the lending institutions and thus their carrying value is a reasonable estimate of fair value.

         MORTGAGE NOTES PAYABLE AND SUBORDINATED NOTES. The estimated fair value was determined by comparing the interest rates and terms of the note agreements to debt instruments with similar terms and remaining maturities.

         COMMITMENTS TO EXTEND REAL ESTATE LOANS, FORWARD SALE OF
MORTGAGE-BACKED SECURITIES AND INTEREST RATE SWAP AGREEMENTS. The fair value of these financial instruments was determined based upon market quotes at
 December 31, 2002 and 2001.

         LETTERS OF CREDIT. Letters of credit and outstanding completion bonds of $48,165,000 and $48,190,000 represent potential commitments at December 31, 2002 and 2001, respectively. The letters of credit generally expire within one to two years. The estimated fair value of letters of credit was determined using fees currently charged for similar arrangements.

14.  COMMITMENTS AND CONTINGENCIES

         At December 31, 2002, the Company had sales agreements outstanding, some of which have contingencies for financing approval, to deliver 2,321 homes with an aggregate sales price of approximately $567,000,000. At December 31, 2002, the Company had options and contingent purchase contracts to acquire land and developed lots with an aggregate purchase price of approximately $193,525,000. Purchase of properties is contingent upon satisfaction of certain requirements by the Company and the sellers.
         At December 31, 2002, the Company had outstanding approximately $48,165,000 of completion bonds and standby letters of credit, which serve as completion bonds for development work in progress, deposits on land and lot purchase contracts and miscellaneous deposits and expire through August 2007.
         The Company is involved from time to time in routine litigation. Management does not believe that the ultimate resolution of this litigation will be material to the consolidated financial statements of the Company.

15.  BUSINESS SEGMENTS

         The business segment information for 2002, 2001 and 2000 included on page 24 of the annual report is an integral part of these consolidated financial statements.

                2002 M/I SCHOTTENSTEIN HOMES, INC. ANNUAL REPORT
                        Stock Market Prices and Dividends
--------------------------------------------------------------------------------

         The Company's common stock is traded on the New York Stock Exchange under the symbol "MHO." As of January 31, 2003, there were approximately 380 record holders of the Company's common stock. At that time there were 17,626,123 shares issued and 14,664,919 shares outstanding. The table below presents the highest and lowest prices for the Company's common stock during each of the quarters presented:

             2002                                                                 HIGH                 LOW
--------------------------------------------------------------------------------------------------------------
         FIRST QUARTER                                                          $30.85              $24.30
         SECOND QUARTER                                                          37.68               26.93
         THIRD QUARTER                                                           39.29               27.10
         FOURTH QUARTER                                                          33.28               23.00

            2001                                                                  HIGH                 LOW
--------------------------------------------------------------------------------------------------------------
         First quarter                                                          $16.87              $12.07
         Second quarter                                                          22.75               14.50
         Third quarter                                                           22.36               14.26
         Fourth quarter                                                          25.61               15.91

         The highest and lowest prices for the Company's common stock from January 1, 2003 through February 14, 2003 were $30.25 and $26.43.
         On November 12, 2002 and February 11, 2003, the Board of Directors approved a $0.025 per share cash dividend payable to shareholders of record of its common stock on January 2 and April 1, 2003, payable on January 23 and April 24, 2003, respectively.
         On December 10, 2002, the Board of Directors authorized the repurchase of up to $50 million worth of outstanding common stock. From January 1, 2003 through February 14, 2003, the Company purchased 318,300 shares of outstanding common stock at an average price of $27.


EXECUTIVE OFFICERS                   DIRECTORS (CONTINUED)
--------------------------------     --------------------------------------
IRVING E. SCHOTTENSTEIN              LEWIS R. SMOOT, SR. (1, 2, 3, 4)
     Chairman and                       President and
     Chief Executive Officer            Chief Executive Officer,
                                        The Smoot Corporation
ROBERT H. SCHOTTENSTEIN
     President                       NORMAN L. TRAEGER (2*, 3, 4)
                                        President,
STEVEN SCHOTTENSTEIN                    The Discovery Group
     Chief Operating Officer
                                     (1) Executive Committee
PHILLIP G. CREEK                     (2) Compensation Committee
     Senior Vice President,          (3) Audit Committee
     Chief Financial Officer and     (4) Executive Officer Compensation Committee
     Treasurer                       * Chairman

OTHER KEY OFFICERS                   CORPORATE INFORMATION
--------------------------------     --------------------------------------
JAMES T. MASON                       CORPORATE HEADQUARTERS
     General Counsel                    3 Easton Oval
                                        Columbus, Ohio 43219
PAUL S. ROSEN                           www.mihomes.com
     Senior Vice President
                                     STOCK EXCHANGE LISTING
LLOYD T. SIMPSON                        New York Stock Exchange (MHO)
     Regional President
                                     TRANSFER AGENT AND REGISTRAR
DIRECTORS                               EquiServe Trust Company N.A.
--------------------------------        C/O EquiServe, Inc.
IRVING E. SCHOTTENSTEIN (1*, 2)         150 Royall Street
     Chairman and                       Canton, MA 02021
     Chief Executive Officer            (781) 575-3420
                                        www.EquiServe.com
FRIEDRICH K.M. BOHM (2, 3, 4*)
     Managing Partner and            INDEPENDENT AUDITORS
     Chief Executive Officer,           Deloitte & Touche LLP
     NBBJ                               Columbus, Ohio

PHILLIP G. CREEK (1, 2)               ANNUAL MEETING
     Senior Vice President,              The Annual Meeting of Shareholders will be held
     Chief Financial Officer and         at 9:00 A.M. on April 22, 2003, at the offices of
     Treasurer                           the Company, 3 Easton Oval, Columbus, Ohio

THOMAS D. IGOE (2, 3*, 4)             FORM 10-K
     Retired Senior Vice President,      Shareholders may receive a copy of the Company's
     Bank One NA                         annual report to the Securities and Exchange
                                         Commission on Form 10-K without charge by writing to:
JEFFREY H. MIRO (2, 4)
     Chairman,                           Investor Relations
     Miro, Weiner and Kramer             M/I Schottenstein Homes, Inc.
                                         3 Easton Oval
ROBERT H. SCHOTTENSTEIN (1, 2)           Suite 500
     President                           Columbus, OH 43219

STEVEN SCHOTTENSTEIN (1, 2)
   Chief Operating Officer


58